UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 8, 2026

ODYSSEY MARINE EXPLORATION, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-31895	84-1018684
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (813) 876-1776

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	OMEX	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 8, 2026, Odyssey Marine Exploration, Inc. (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). The Merger is expected to be completed in the late second to early third quarter of 2026.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each then-outstanding share of AOM common stock, par value $0.0001 per share (the “AOM Common Stock”) (other than any shares held in treasury and dissenting shares) will be converted into 4.5017 shares of Odyssey common stock, par value $0.0001 per share (the “Odyssey Common Stock”); provided, that certain AOM stockholders will receive, in lieu of shares of Odyssey Common Stock that would cause them to beneficially own more than 4.99% of the outstanding shares of Odyssey Common Stock immediately following the closing of the Merger (the “Closing”), shares of Odyssey preferred stock (“Odyssey Preferred Shares”) that are convertible (subject to a beneficial ownership limitation) into the number of shares of Odyssey Common Stock that would otherwise exceed such 4.99% threshold.

In addition, at the Effective Time, each warrant to purchase shares of AOM Common Stock that was outstanding immediately prior to the Effective Time (the “AOM PIPE Warrants”) will cease to represent a right to acquire shares of AOM Common Stock and will be assumed by Odyssey and converted into a warrant to purchase shares of Odyssey Common Stock (the “Odyssey Assumed Warrants”) as of the Effective Time. The Odyssey Assumed Warrants will be on substantially the same terms and conditions as the corresponding AOM PIPE Warrants immediately prior to the Effective Time, other than with respect to the number of shares of Odyssey Common Stock issuable upon exercise and the exercise price, which will be adjusted in accordance with the Exchange Ratio set forth in the Merger Agreement and for certain equity issuances occurring after the date of signing. Shares of Odyssey Common Stock issuable upon exercise of the Odyssey Assumed Warrants are referred to as the “Odyssey Assumed Warrant Shares.” For further information, please see the section entitled “Certain Agreements Related to the Merger—AOM PIPE Subscription Agreement.”

In addition, the Merger Agreement provides that, at the Closing, the corporate name of Odyssey will be changed to “American Ocean Minerals Corporation.”

Immediately after the Merger, on a pro forma basis, after giving effect to (a) the issuance of shares of AOM Common Stock upon the automatic conversion of the AOM Bridge Debentures (as defined below) immediately prior to the Effective Time, (b) the issuance of (x) shares of AOM Common Stock and (y) AOM PIPE Warrants, in each case, pursuant to the AOM PIPE Subscription Agreement (as defined below) immediately prior to the Effective Time, and (c) the issuance of shares of Odyssey Common Stock as a result of the Merger (the “Merger Shares”), but excluding the effect of any outstanding options and warrants of Odyssey that will remain outstanding after the Merger:

•	the pre-Merger stockholders of Odyssey will own approximately 6.7% of the combined company;

•	the pre-Merger stockholders of AOM who were AOM Bridge Investors (as defined below) will own approximately 10.7% of the combined company;

•	the pre-Merger stockholders of AOM who were AOM PIPE Investors (as defined below) will own approximately 15.4% of the combined company; and

•	the other pre-Merger stockholders of AOM will own approximately 52.9% of the combined company.

In connection with the Merger, Odyssey will hold a special meeting of its stockholders (the “Odyssey Meeting”) to seek their approval of, among other things, (a) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, (b) the issuance pursuant to the Merger Agreement of the shares of Odyssey Common Stock, Odyssey Preferred Shares, Odyssey Assumed Warrants, and Odyssey Assumed Warrant Shares, (c) a reverse stock split of Odyssey Common Stock, if not previously approved by stockholders at Odyssey’s regular annual stockholder meeting, (d) an amendment to Odyssey’s articles of incorporation to increase the number of authorized shares of Odyssey Common Stock from 75 million shares to 750 million shares, and (e) any other proposals deemed necessary or desirable by the Parties to consummate the transactions contemplated by the Merger Agreement.

Each of Odyssey and AOM has agreed to customary representations, warranties, and covenants in the Merger Agreement, including, among others, covenants relating to (a) obtaining the requisite approval of its respective stockholders, (b) Odyssey’s non-solicitation of alternative acquisition proposals, (c) the conduct of its respective business during the period between the signing of the Merger Agreement and the Closing, and (d) Odyssey filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Odyssey Common Stock, Odyssey Preferred Shares, Odyssey Assumed Warrants, and Odyssey Assumed Warrant Shares to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (a) approval by the requisite Odyssey stockholders of the proposals to be presented at the Odyssey Meeting, (b) the effectiveness of the Registration Statement, (c) the AOM PIPE Investment (as defined below) having been consummated with gross proceeds of not less than $25.0 million, (d) after giving effect to the AOM PIPE Investment, AOM having a minimum cash balance of not less than $100.0 million, and (e) the AOM Bridge Debentures having been converted into shares of AOM Common Stock.

The Merger Agreement contains certain termination rights for both Odyssey and AOM, including the right to terminate the Merger Agreement in the event of a triggering event tied to an adverse recommendation change or an acquisition proposal. In addition, either Odyssey or AOM may terminate the Merger Agreement if the Merger is not consummated on or before October 7, 2026 (the “Outside Date”), provided that either Odyssey or AOM may unilaterally extend the Outside Date—first by up to two months, and then by an additional 30 days—so long as the extending party determines in good faith that the remaining closing conditions are still capable of being satisfied, and provided, further that neither party may terminate the Merger Agreement if the failure to consummate the Merger by the Outside Date is primarily attributable to such party’s failure to perform any covenant or other obligation required to be performed by it under the Merger Agreement. Upon termination of the Merger Agreement under specified circumstances, Odyssey may be required to pay AOM a termination fee of $2.2 million.

At the Effective Time, certain persons identified in the Merger Agreement are expected to become directors and officers of Odyssey.

Certain Agreements Related to the Merger

Odyssey Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and AOM entered into a note purchase agreement (the “Odyssey Note Purchase Agreement”) pursuant to which Odyssey issued and sold to AOM a secured promissory note (the “Initial Odyssey Note”) in an amount of up to $5.0 million (the “Initial Odyssey Note Purchase Price”). At an initial closing, AOM will pay to Odyssey a portion of the Initial Odyssey Note Purchase Price in the amount of $1.5 million within five business days of the date of the Odyssey Note Purchase Agreement. The remaining $3.5 million of the Initial Odyssey Note Purchase Price will be paid in specified amounts on the first business day of each of the four months after the date of the Odyssey Note Purchase Agreement. The Odyssey Note Purchase Agreement also provides that, at AOM’s option, AOM may purchase from Odyssey one or more additional secured promissory notes (the “Pre-Closing Odyssey Notes” and, together with the Initial Odyssey Note, the “Odyssey Notes”) in an aggregate amount of up to $5.0 million. Odyssey’s obligations under the Odyssey Notes will be secured by a security interest in substantially all of Odyssey’s assets.

The principal amount of the Odyssey Notes will equal the aggregate amount paid to Odyssey by AOM. The principal amount of the Odyssey Note will bear interest at the rate of 8.0% per annum. Odyssey will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on the earlier of the date that is one year after the date of the Odyssey Note Purchase Agreement or upon the consummation of the Merger. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM Bridge Subscription Agreements

Prior to the execution and delivery of the Merger Agreement, AOM entered into subscription agreements (the “Bridge Subscription Agreements”), with certain third-party investors (the “AOM Bridge Investors”) pursuant to which the Bridge Investors provided aggregate financing to AOM in the amount of approximately $75.6 million (the “AOM Bridge Financing”) through the purchase of convertible debentures of AOM (the “AOM Bridge Debentures”). The AOM Bridge Debentures will automatically convert into shares of AOM Common Stock immediately prior to the effective time of the Merger, such that the AOM Bridge Investors will become stockholders of AOM immediately prior to the consummation of the Merger.

AOM PIPE Subscription Agreement

Concurrently with the execution and delivery of the Merger Agreement, AOM and Odyssey entered into a securities purchase agreement (the “AOM PIPE Subscription Agreement” and, together with the AOM Bridge Subscription Agreements, the “Subscription Agreements”) with certain third-party investors (the “AOM PIPE Investors”) pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of $156.0 million (the “AOM PIPE Investment”), on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement and the related warrants to be entered into at the closing of the AOM PIPE Investment (the “AOM PIPE Warrants”), through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the effective time of the Merger, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger and (b) AOM PIPE Warrants, which AOM PIPE Warrants will, pursuant to the AOM PIPE Subscription Agreement, be assumed by Odyssey and converted into Odyssey Assumed Warrants as of the Effective Time.

CIC Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, and certain of the stockholders (the “CIC Stockholders”) of CIC Limited (“CIC Ltd”) entered into an equity exchange agreement (“CIC Equity Exchange Agreement”) pursuant to which the CIC Stockholders agreed to exchange their shares of CIC Ltd Class A common stock (“CIC Shares”) for shares of Odyssey Common Stock as soon as practicable after effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each of the CIC Stockholders a number of shares of Odyssey Common Stock equal to the number of shares of CIC Ltd the CIC Stockholder wishes to exchange multiplied by a fraction, the numerator of which is the value per CIC Share and the denominator of which is the price per share of Odyssey Common Stock paid by the PIPE Investors.

Notwithstanding anything in the CIC Equity Exchange Agreement to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued under the CIC Equity Exchange Agreement will not (a) exceed 19.9% of the number of outstanding shares of Odyssey Common Stock immediately prior to the date of the CIC Equity Exchange Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of the CIC Equity Exchange Agreement, in each of clauses (a) and (b), unless Odyssey has obtained the requisite stockholder approval under applicable law and the listing rules of the Nasdaq Capital Market, or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Nasdaq Capital Market.

CIC Ltd Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC Ltd (the “CIC Option Stockholders”) entered into an option agreement (the “CIC Ltd Option Agreement”) pursuant to which, at any time and from time to time following the six-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by such CIC Option Stockholder (the “CIC Ltd Option”) at a purchase price per share equal to the valuation of CIC Ltd divided by the total number of issued outstanding shares of CIC Ltd, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Ltd on any date on which Odyssey exercises the CIC Ltd Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the Cook Islands Seabed Mineral Authority (the “SBMA”), of a pre-feasibility study, (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The purchase price payable in connection with the exercise of the CIC Ltd Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) shares of Odyssey Common Stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion.

CIC LLC Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and CIC LLC entered into an option agreement (“CIC LLC Option Agreement”) pursuant to which at any time and from time to time following the six-month period following the completion of the Merger, Odyssey, has the right, but not the obligation, to purchase CIC Shares from CIC LLC (the “CIC LLC Option”) at a purchase price per share equal to the valuation of CIC Ltd divided by the total number of issued and outstanding shares of CIC Ltd, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Ltd on any date on which Odyssey exercises the CIC LLC Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the SBMA, of a pre-feasibility study, (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The purchase price payable in connection with the exercise of the CIC LLC Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) Odyssey Common Stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion; provided that the cash portion of the purchase price of the option will be not less than $20.0 million; and provided, further, that the minimum cash portion will be reduced, on a dollar-for-dollar basis, by the aggregate amount of payments received by CIC LLC under the CIC LLC Note Purchase Agreement. For further information, please see the section entitled “—CIC LLC Note Purchase Agreement.”

OML Unit Purchase Agreement

On March 20, 2026, Ocean Minerals, LLC (“OML”) and AOM entered into a unit purchase agreement (“OML Unit Purchase Agreement”) pursuant to which AOM agreed to purchase from OML an aggregate of 997,995 membership interest units of OML (“OML Units”) for the purchase price of $20.0 million. Additionally, at any time and from time to time, AOM has the right, but not the obligation, to purchase from OML such number of additional OML Units as is necessary for AOM to hold, in the aggregate, at least sixty-seven percent (67.0%) of the outstanding OML Units.

The purchase price for each additional OML Unit will be (a) equal to $20.45 per OML Unit prior to September 30, 2025, or (b) equal the fair market valuation of OML divided by the number of fully diluted OML Units where: (i) the fair market valuation means the pre-money equity valuation of OML as determined by an independent valuation firm mutually agreed upon by AOM and OML, provided that the fair market valuation shall not result in a price per OML Unit of less than $20.45 unless otherwise agreed in writing by OML, and (ii) the fully diluted membership interest means the total number of issued and outstanding OML Units, assuming full conversion or exercise of all outstanding options, warrants, convertible securities or similar rights. On March 20, 2026, AOM paid to OML an advance of $7,500,000, and OML issued and sold 366,748 membership units to AOM.

OML Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, OML, and certain of the members of OML (the “OML Members”), entered into an equity exchange agreement (“OML Equity Exchange Agreement”) pursuant to which the OML Members agreed to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the OML Units, Odyssey will deliver to each of the OML Members a number of shares of Odyssey Common Stock equal to the number of OML Units held by such OML Member multiplied by a fraction, the numerator of which is the value per unit of OML Units and the denominator of which is the value per share of Odyssey Common Stock.

CIC LLC Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC LLC and AOM entered into a note purchase agreement (the “CIC LLC Note Purchase Agreement”) pursuant to which CIC LLC issued and sold to AOM a convertible promissory note (the “CIC LLC Note”) in an amount of $5.0 million (the “CIC LLC Note Purchase Price”). At an initial closing, AOM will pay to CIC LLC the CIC LLC Note Purchase Price. The CIC LLC Note Purchase Price will reduce, on a dollar-for dollar basis, the minimum cash portion of the purchase price payable by Odyssey under the CIC LLC Option Agreement, as described in the section entitled “—CIC LLC Option Agreement.”

The principal amount of the note will bear interest at the rate of 8.0% per annum. CIC LLC will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030 (the “CIC LLC Maturity Date”). Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC LLC Maturity Date, to convert all, but not less than all, of the outstanding principal and accrued and unpaid interest on the CIC LLC Note into the CIC Shares simultaneously with the consummation of the CIC LLC Option. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) 1.22 (the “CIC LLC Conversion Rate”). In lieu of any fractional shares to which AOM would otherwise be entitled, CIC LLC will pay AOM cash equal to such fraction multiplied by the CIC LLC Conversion Rate. To the extent not previously paid or converted, CIC LLC will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC LLC Maturity Date. The obligations of CIC LLC under the CIC LLC Note are non-recourse to CIC LLC except as to CIC LLC’s interest in the CIC Shares.

CIC Ltd Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC Ltd and AOM entered into a note purchase agreement (the “CIC Ltd Note Purchase Agreement”) pursuant to which CIC Ltd issued and sold to AOM a convertible promissory note (the “CIC Ltd Note”) in an amount of up to $20.0 million (the “CIC Ltd Note Purchase Price”). Within five business days of the date of the CIC Ltd Note Purchase Agreement, at an initial closing, AOM will pay to CIC Ltd a portion of that CIC Ltd Note Purchase Price in an amount to be determined by the parties. CIC Ltd can issue additional requests to AOM for up to $5.0 million of the CIC Ltd Note Purchase Price following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two advance request may be made per fiscal quarter. AOM will advance additional funds to CIC Ltd within 10 business days of each subsequent request if the applicable conditions are met.

The principal amount of the CIC Ltd Note will equal the aggregate amount paid to CIC Ltd by AOM. The principal amount of the CIC Ltd Note will bear interest at the rate of 8.0% per annum. CIC Ltd will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030 (the “CIC Ltd Maturity Date”). Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC Ltd Maturity Date, to convert all or any portion of the outstanding principal and accrued interest of the note into CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the rate, computed immediately before the initial closing on a fully-diluted as-converted basis taking into account all equity securities of CIC Ltd, that ascribed to CIC Ltd a valuation of $200.0 million (the “CIC Ltd Conversion Rate”). In lieu of any fractional shares to which AOM would otherwise be entitled, CIC Ltd will pay AOM cash equal to such fraction multiplied by the CIC Ltd Conversion Rate. To the extent not previously paid or converted, CIC Ltd will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC Ltd Maturity Date.

Support Agreements

Odyssey Support Agreement

On April 8, 2026, in accordance with the Merger Agreement, Odyssey, AOM, and certain Odyssey stockholders (the “Odyssey Support Stockholders”) entered into a support agreement (“Odyssey Support Agreement”) pursuant to which each Odyssey Support Stockholder agreed that at any meeting of the stockholders of Odyssey, each Odyssey Support Stockholder will (a) cause its voting shares of Odyssey to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of Odyssey, (i) in favor of the Odyssey Share Issuance, the Odyssey Articles Amendment, and any other proposal, action, or matter necessary or advisable to consummate the other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Odyssey, if there are insufficient votes to approve such matters at the time any such meeting is held, (iii) against any transaction, reorganization, or action that would reasonably be expected to impede or interfere with the transactions contemplated by the Merger Agreement or the Odyssey Support Agreement, or any change in Odyssey’s corporate structure or business, except as expressly permitted by the Merger Agreement. Certain of the Odyssey Support Stockholders also agreed to a customary restrictions on any transfers of voting shares of Odyssey, subject to customary exceptions. Any transfers in violation of these restrictions will be null and void.

Lock-Up Agreements

Odyssey and holders of AOM Common Stock, and the Bridge Investors (the “Lock-Up Holders”), entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, during the applicable lock-up periods commencing on the date of the Closing, the Lock-Up Holders will not, directly or indirectly, sell or otherwise transfer any shares of Odyssey Common Stock, or make any public announcement or filing under applicable securities laws regarding any of the foregoing; provided that (i) the Bridge Investors are subject to a full lock-up for a period of sixty (60) days following the closing of the Merger Agreement, with all such shares released thereafter, and (ii) holders of AOM Common Stock are subject to a full lock-up through ninety (90) days following the closing of the Merger Agreement, followed by staged releases thereafter. Notwithstanding the foregoing, the restrictions will not apply to transfers (a) by gift or for estate-planning purposes, (b) by will or intestacy upon death, (c) to any affiliate, trust, partnership, or other entity for the benefit of the Lock-Up Holder or its immediate family, or (d) in the case of an entity, to its members, partners or stockholders, provided that the transferee agrees in writing to be bound by the applicable restrictions. Any purported transfer by the Lock-Up Holders of Odyssey Common Stock in violation of the foregoing restrictions will be null and void and will not be recognized by Odyssey or its transfer agent.

ORM Disposition

Odyssey, through an indirect wholly owned subsidiary, Odyssey Marine Enterprises Ltd., a company organized in the Bahamas (“OME”), currently owns approximately 78.3% of the equity interests in Oceanica Resources Mexico, S. de R.L. de C.V., a company organized in Mexico (“ORM”). ORM owns a 50.0% interest in Phosagmex, S.A.P.I. de C.V., a joint venture company organized in Mexico (“Phosagmex”). The remaining 50.0% interest in Phosagmex is owned by Capital Latinoamericano, S.A. de C.V., a company organized in Mexico (“CapLat”).

Pursuant to the terms of the Merger Agreement, Odyssey agreed to organize a new corporation (“ORM HoldCo”) and to contribute its interests in ORM to ORM HoldCo. Odyssey will then transfer its interests in ORM Holdco to a newly formed liquidating trust (the “ORM Trust”), the beneficiaries of which will be the holders of Odyssey Common Stock as of a record date prior to the consummation of the Merger (the “Trust Beneficiaries”).

The purpose of ORM HoldCo and the ORM Trust is to hold and preserve the value of ORM and ORM’s assets until Phosagmex receives certain project approvals from the government of Mexico. If the project approvals are received, ORM HoldCo will then either (a) sell ORM and/or ORM’s assets and distribute the net proceeds therefrom to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo or (b) conduct an initial public offering and distribute the shares of ORM Holdco to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo.

In connection with these transactions, Odyssey and AOM have agreed that ORM HoldCo will enter into a support agreement (the “ORM Support Agreement”) pursuant to which Odyssey will, for the term of the ORM Trust, provide ORM HoldCo and its subsidiaries with administrative services, access to records and personnel in connection with the enforcement of the arbitral award issued by the International Centre for Settlement of Investment Disputes on the claims brought by Odyssey against Mexico under the North American Free Trade Agreement, and other specified support services.

Completion of the ORM disposition in all material respects, including obtaining a commitment for the financing necessary to fund the activities of ORM HoldCo and its subsidiaries for at least 18 months after the Merger, is a condition to AOM’s obligation to close under the Merger Agreement.

The preceding summaries do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of AOM

PIPE Subscription Agreement, the form of AOM PIPE Warrant, and the Odyssey Note Purchase Agreement, which are filed as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, and which are incorporated herein by reference. The preceding summaries of the other agreements described herein do not purport to be complete and are qualified in their entirety by reference to those agreements. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about AOM or Odyssey or to modify or supplement any factual disclosures about Odyssey in its public reports filed with the SEC. The Merger Agreement and the ancillary documents related thereto include representations, warranties, and covenants of Odyssey, Merger Sub, and AOM that were made solely for purposes of such agreements and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement and such ancillary documents. Investors should not rely on the representations, warranties, and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of AOM, Odyssey or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings, or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 3.02	Unregistered Sales of Equity Securities.

The information provided under Item 1.01 is hereby incorporated by reference. The shares of Odyssey Common Stock issuable pursuant to the OML Unit Purchase Agreement and OML Equity Exchange Agreement are expected to be issued in transactions exempt from registration pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the execution and delivery of the Merger Agreement, Odyssey’s compensation committee approved the payment of certain transaction-related compensation to Mark D. Gordon and John D. Longley, Odyssey’s Chief Executive Officer and Chairman and Chief Executive Officer and Chairman, respectively, based upon the recommendation of an independent compensation consultant engaged by the compensation committee. Pursuant to these arrangements, Odyssey will pay to Mr. Gordon and Mr. Longley $400,000 and $265,000, respectively, upon consummation of the Merger, and an additional $400,000 and $265,000 six months thereafter. The purpose of the payments is to provide Mr. Gordon and Mr. Longley with appropriate incentives to maintain their employment with Odyssey through consummation of the Merger and thereafter to ensure a smooth transition of the combined company.

Item 7.01.	Regulation FD Disclosure.

On April 8, 2026, Odyssey and AOM issued a joint press release announcing the execution of the Merger Agreement. As noted in the press release, Odyssey and AOM will host a joint conference call at 10:00 a.m. (Eastern Time) on April 13, 2026, via webcast, to discuss the proposed Merger. In addition, Odyssey and AOM provided supplemental information regarding the Merger in a joint investor presentation. Copies of the press release and the investor presentation are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. The press release, the investor presentation, and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward-Looking Statements

This Current Report on Form 8-K and the press release attached hereto as Exhibit 99.1 contain forward-looking statements based upon Odyssey’s and AOM’s current expectations. This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely,” or the negative or plural of these words or similar expressions. These statements are only predictions. Odyssey and AOM have based these forward-looking statements largely on their then-current expectations and projections about future events, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of Odyssey’s and AOM’s control, and actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) the risk that the conditions to the closing or consummation of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Odyssey and AOM to consummate the transactions contemplated by the proposed Merger; (iii) risks related to Odyssey’s and AOM’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed Merger, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (iv) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the proposed Merger by either Odyssey or AOM; (v) the effect of the announcement or pendency of the proposed Merger on Odyssey’s or AOM’s business relationships, operating results, and business generally; (vi) costs related to the proposed Merger; (vii) the outcome of any legal proceedings that may be instituted against Odyssey, AOM, or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (vii) the ability of Odyssey or AOM to protect their respective intellectual property rights; (viii) competitive responses to the proposed Merger; (ix) unexpected costs, charges or expenses resulting from the proposed Merger; (x) whether the combined business of AOM and Odyssey will be successful; (xi) legislative, regulatory, political and economic developments; and (xii) additional risks described in the “Risk Factors” section of Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026. Additional assumptions, risks and uncertainties are described in detail in Odyssey’s registration statements, reports and other filings with the SEC, which are available on Odyssey’s website, and at www.sec.gov. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither Odyssey nor AOM can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, Odyssey and AOM undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Proposed Merger and Where to Find It

This Current Report on Form 8-K does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report on Form 8-K relates to the proposed Merger. In connection with the proposed Merger, Odyssey will file a Registration Statement on Form S-4, which will include a document that serves as a prospectus and proxy statement of Odyssey (the “proxy statement/prospectus”), and Odyssey will file other documents regarding the proposed Merger with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to Odyssey’s stockholders. Investors and security holders will be able to obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov. In addition, investors and stockholders should note that Odyssey communicates with investors and the public using its website

(www.odysseymarine.com), the investor relations website (https://www.ir.odysseymarine.com) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Odyssey with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Participants in the Solicitation

Odyssey, AOM, and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from Odyssey and AOM stockholders in respect of the proposed Merger. Information about Odyssey’s directors and executive officers is available in Odyssey’s proxy statement, which was filed with the SEC on April 25, 2025, for the 2025 Annual Meeting of Stockholders, Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 31, 2026. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and Odyssey as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger

10.1*	Form of AOM PIPE Subscription Agreement

10.2	Form of AOM PIPE Warrant

10.3*	Form of Odyssey Note Purchase Agreement

99.1	Joint Press Release issued April 8, 2026

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Odyssey hereby undertakes to furnish copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ODYSSEY MARINE EXPLORATION, INC.

Dated: April 8, 2026	By:	/s/ Mark D. Gordon
Mark D. Gordon
Chairman and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ODYSSEY MARINE EXPLORATION, INC.,

OCEANUS MERGER SUB, INC.,

and

AMERICAN OCEAN MINERALS CORPORATION

April 8, 2026

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TABLE OF CONTENTS (CONT’D)

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TABLE OF CONTENTS (CONT’D)

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EXHIBITS

Exhibit A – Definitions

Exhibit B – Form of Amended and Restated Articles of Incorporation of Odyssey

Exhibit C – Form of Appraisal Rights Waiver

Exhibit D – Form of Odyssey Support Agreement

Exhibit E – Form of AOM Support Agreement

Exhibit F – Form of Share Lockup Agreement

SCHEDULES

Schedule A – Non-Core Asset Transactions

Schedule B – Preliminary Merger Consideration Calculation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 8, 2026 (this “Agreement”), is entered into by and among Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Odyssey (“Merger Sub” and, together with Odyssey, the “Odyssey Parties”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM”). Odyssey, Merger Sub and AOM are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties.” Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

W I T N E S S E T H

WHEREAS, (a) as of the date hereof, the AOM Stockholders own all of the issued and outstanding capital stock of AOM, and (b) immediately prior to the Effective Time, the Bridge Investors and the PIPE Investors shall, pursuant to the Subscription Agreements, become AOM Stockholders and, together with the other AOM Stockholders, shall own all of the issued and outstanding capital stock of AOM as of the Effective Time;

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Parties intend to enter into a business combination transaction pursuant to which, in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall merge with and into AOM, with AOM surviving such merger (the “Merger”), whereby each issued and outstanding share of AOM Common Stock will be exchanged for Odyssey Common Stock as further described herein;

WHEREAS, as a result of the Merger, Merger Sub will cease to exist and AOM will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned Subsidiary of Odyssey;

WHEREAS, the board of directors of Odyssey (the “Odyssey Board”) has established a special transaction committee consisting solely of independent and disinterested directors (the “Odyssey Special Transaction Committee”) and delegated to the Odyssey Special Transaction Committee the exclusive power and authority to, among other things, review, consider, evaluate, negotiate, reject or determine to not proceed with, recommend or not recommend potential business combination transactions involving Odyssey, on the one hand, and AOM, CIC (as defined below) and OML (as defined below), on the other hand;

WHEREAS, the Odyssey Special Transaction Committee has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, the issuance of shares of Odyssey Common Stock in connection with the Merger (the “Odyssey Share Issuance”), the issuance of Odyssey Assumed Warrants (as defined below) in connection with the Merger (including the issuance of shares of Odyssey Common Stock issuable upon exercise of the Odyssey Assumed Warrants) (the “Odyssey Assumed Warrants Issuance”), and the amendment to Odyssey’s Articles of Incorporation in the form of the A&R Odyssey Articles (the “Odyssey Articles Amendment”), are fair to and in the best interests of Odyssey and the Odyssey Shareholders, and has recommended that the Odyssey Board approve, adopt, and declare advisable this Agreement and the transactions contemplated hereby, and recommend that the Odyssey Shareholders approve the Transaction Proposals (as defined below);

WHEREAS, acting upon the unanimous recommendation of the Odyssey Special Transaction Committee, the Odyssey Board has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, the Odyssey Share Issuance, and the Odyssey Articles Amendment, are fair to and in the best interests of Odyssey and the Odyssey Shareholders, and has (a) approved, adopted, and declared advisable this Agreement and the transactions contemplated hereby, (b) directed that the Odyssey Share Issuance and the Odyssey Articles Amendment be submitted to a vote of the Odyssey Shareholders, and (c) resolved to recommend that the Odyssey Shareholders approve (x) the Odyssey Share Issuance for purposes of the rules and regulations of Nasdaq and (y) the Odyssey Articles Amendment;

WHEREAS, the board of directors of AOM (the “AOM Board”) has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of AOM and the AOM Stockholders, and has (a) approved, adopted, and declared advisable this Agreement and the transactions contemplated hereby on the terms and subject to the conditions set forth herein, (b) directed that this Agreement be submitted to the AOM Stockholders for adoption and approval, and (c) resolved to recommend that the AOM Stockholders adopt and approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of Merger Sub has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Merger Sub and its sole stockholder, and has (a) approved, adopted, and declared advisable this Agreement and the transactions contemplated hereby, (b) directed that this Agreement be submitted to Merger Sub’s sole stockholder for adoption, approval, and ratification, and (c) resolved to recommend that Merger Sub’s sole stockholder adopt and approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, immediately following the execution of this Agreement, the sole stockholder of Merger Sub will deliver a written consent adopting, approving, and ratifying this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, prior to the Closing, Odyssey shall adopt an Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit B (the “A&R Odyssey Articles”), on the terms and subject to the conditions set forth herein;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Parties to enter into this Agreement, certain AOM Stockholders and certain Bridge Investors are entering into an appraisal rights waiver, substantially in the form attached hereto as Exhibit C (each, an “Appraisal Rights Waiver”), pursuant to which each such Person has agreed, on the terms and subject to the conditions set forth therein, to, among other things, waive any appraisal rights such Person may have in connection with the transactions contemplated by this Agreement, including the Merger;

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WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Parties to enter into this Agreement, certain directors and officers of Odyssey who hold shares of Odyssey Common Stock, together with certain other Odyssey Shareholders, as set forth on Section 1.01 of the Odyssey Disclosure Schedule (collectively, the “Odyssey Specified Shareholders”), are entering into a support agreement, substantially in the form attached hereto as Exhibit D, pursuant to which each Odyssey Specified Shareholder has agreed, on the terms and subject to the conditions set forth therein, to, among other things, vote all shares of Odyssey Common Stock held by such Odyssey Specified Shareholder in favor of, and to support the consummation of, the transactions contemplated by this Agreement and the Ancillary Agreements;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Parties to enter into this Agreement, the AOM Stockholders set forth on Section 1.01 of the AOM Disclosure Schedule (collectively, the “AOM Specified Stockholders”), are entering into a support agreement, substantially in the form attached hereto as Exhibit E, pursuant to which each AOM Specified Stockholder has agreed, on the terms and subject to the conditions set forth therein, to, among other things, vote all shares of AOM Common Stock held by such AOM Specified Stockholder in favor of, and to support the consummation of, the transactions contemplated by this Agreement and the Ancillary Agreements;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Odyssey Parties to enter into this Agreement, certain AOM Stockholders and Bridge Investors are entering into lockup agreements with Odyssey, substantially in the form attached hereto as Exhibit F, pursuant to which such AOM Stockholders have agreed to certain restrictions on the transfer of shares of Odyssey Common Stock held by or issued to them pursuant to Article II, such restrictions to become effective as of the Closing;

WHEREAS, AOM entered into subscription agreements (as amended or modified from time to time, the “Bridge Subscription Agreements”), with certain third-party investors (the “Bridge Investors”), pursuant to which the Bridge Investors provided aggregate financing in the amount of $75,612,000 (the “Bridge Financing”) through the purchase of convertible debentures of AOM (the “Bridge Debentures”), on the terms and subject to the conditions set forth in the Bridge Subscription Agreements, which Bridge Debentures shall, pursuant to the Bridge Subscription Agreements, automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the Bridge Investors shall become AOM Stockholders immediately prior to the consummation of the Merger;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and in connection with the transactions contemplated hereby, AOM has entered into a share subscription agreement (as amended or modified from time to time, the “PIPE Subscription Agreement” and, together with the Bridge Subscription Agreements, the “Subscription Agreements”), with certain third-party investors (the “PIPE Investors”), pursuant to which the PIPE Investors have committed to provide aggregate financing in the amount of $156,000,000 (the “PIPE Investment”), on the terms and subject to the conditions set forth in the PIPE Subscription Agreement and the related warrant agreements to be entered into at the closing of the PIPE Investment (the “AOM PIPE Warrant Agreements”), through the subscription for and purchase of (a) shares of AOM Common Stock, which shares shall, pursuant to the PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the PIPE Investors shall become AOM Stockholders immediately prior to the consummation of the Merger and (b) warrants representing the right to purchase 100% of the shares of AOM Common Stock purchased pursuant to the PIPE Subscription Agreement (the “AOM PIPE Warrants”);

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WHEREAS, contemporaneously with the execution and delivery of this Agreement, and in connection with the transactions contemplated hereby, AOM and Odyssey have entered into a note purchase agreement and a security and pledge agreement, pursuant to which AOM has agreed to purchase certain senior secured notes issued by Odyssey for the purpose of bridging Odyssey’s financing needs through the Closing; and

WHEREAS, the Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (with this Agreement being adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 for purposes of Section 354 of the Code) and, together with certain other transactions occurring in connection with the Merger, as a transaction described under Section 351(a) of the Code.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub will merge with and into AOM at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub will cease, and AOM will continue as the Surviving Corporation and as a wholly owned Subsidiary of Odyssey.

Section 1.2 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate of merger, in form and substance reasonably acceptable to AOM and Odyssey (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger will become effective at the time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other date or time as Odyssey and AOM may agree in writing and specify in the Certificate of Merger (such time, the “Effective Time”).

Section 1.3 Governing Documents. At the Effective Time, Odyssey shall cause the Organizational Documents of the Surviving Corporation to be amended and restated in their entirety to contain the provisions set forth in the Organizational Documents of Merger Sub as in effect immediately prior to the Effective Time.

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Section 1.4 Directors and Officers.

(a) From and after the Effective Time, and until their successors are duly elected or appointed and qualified in accordance with applicable Law: (i) the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation; and (ii) the officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation.

(b) Prior to the Effective Time, Odyssey shall, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, take all necessary corporate action so that, as of the Effective Time, the Odyssey Board shall consist of seven (7) directors, comprised of: (i) the individuals listed in Section 1.4(b) of the AOM Disclosure Schedule; and (ii) the Post-Closing Odyssey Chief Executive Officer; provided, however, that if any individual listed in Section 1.4(b) of the AOM Disclosure Schedule is, prior to the Effective Time, unwilling, unable or no longer capable of serving as a director as of the Effective Time, AOM shall have the right to designate a replacement individual, subject to good-faith consultation with Odyssey, and provided further that any such replacement individual shall meet the applicable standards to serve as a director under the rules and regulations of Nasdaq and Odyssey’s applicable policies regarding director qualifications. Subject to applicable Law and consistent with Odyssey’s Organizational Documents, Odyssey shall, with AOM’s assistance, prepare and mail to Odyssey Shareholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder at least ten (10) days prior to the Effective Time. AOM shall timely provide Odyssey with all information regarding AOM, its director designees, and their respective Affiliates required for compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and Odyssey may rely on such information for purposes thereof.

(c) Prior to the Effective Time, Odyssey shall take all necessary corporate action so that, as of the Effective Time, the individual listed in Section 1.4(c) of the AOM Disclosure Schedule shall serve as the Chief Executive Officer of Odyssey, so long as such individual is willing and able to serve (the “Post-Closing Odyssey Chief Executive Officer”); provided, however, that if such individual is, prior to the Effective Time, unwilling, unable or no longer capable of serving as the Post-Closing Odyssey Chief Executive Officer as of the Effective Time, AOM shall have the right to designate a replacement individual, subject to good-faith consultation with Odyssey.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF SECURITIES

Section 2.1 Closing Date Statement. Not less than five (5) Business Days prior to the Closing Date, AOM shall deliver to Odyssey a statement, signed by AOM’s Chief Executive Officer, that (A) identifies each AOM Stockholder of record, as well as each Bridge Investor and PIPE Investor who will, pursuant to the Subscription Agreements, become an AOM Stockholder immediately prior to the Closing, (B) specifies the number of shares of AOM Common Stock owned (or to be owned immediately prior to the Closing) by each such AOM Stockholder, Bridge Investor, or PIPE Investor, and (C) with respect to each AOM Stockholder identified on Section 2.3(d) of the AOM Disclosure Schedule, sets forth the number of shares of Odyssey Common Stock that such AOM Stockholder will be entitled to receive pursuant to this Article II, together with the beneficial ownership (as defined in Section 13(d) of the Exchange Act) of shares of

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Odyssey Common Stock held by such AOM Stockholder immediately after the Effective Time, including the beneficial ownership of shares of Odyssey Common Stock held by such AOM Stockholder’s Affiliates, in each case as reasonably necessary to enable Odyssey and the Exchange Agent to determine and effect the proper allocation of Merger Consideration between Odyssey Common Stock and Odyssey New Preferred Shares pursuant to Section 2.3(d) (the “Closing Date Capitalization Statement”). The Odyssey Parties, the Surviving Corporation, the Exchange Agent and each of their respective directors, officers, employees, representatives and Affiliates shall be entitled to rely conclusively on, and all AOM Stockholders shall be bound for all purposes under this Agreement by, the information set forth in the Closing Date Capitalization Statement (subject to any modifications agreed to in writing between Odyssey and AOM prior to the Effective Time, including to reflect (without prejudice to the condition set forth in Section 6.3(e)(i)) the actual amount of the PIPE Investment consummated prior to the Effective Time).

Section 2.2 Calculation of the Merger Consideration.

(a) Merger Consideration. Odyssey shall issue at the Closing with respect to AOM Common Stock, an aggregate number of shares of Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares as set forth in Section 2.3(d)) equal to the Exchange Ratio multiplied by the AOM Common Stock Amount (the “Merger Consideration”). Schedule B includes a preliminary calculation of the Merger Consideration and AOM Common Stock Amount as of the date hereof.

(b) Determination of AOM Common Stock Amount. The “AOM Common Stock Amount” shall be the sum of:

(i) the number of shares of AOM Common Stock outstanding on the date of hereof, as set forth in Section 3.3;

(ii) the number of shares of AOM Common Stock issued immediately prior to the Effective Time pursuant to, and in connection with, the Bridge Debentures, including any additional shares of AOM Common Stock issuable upon conversion of the Bridge Debentures pursuant to the anti-dilution provisions of that certain Contract set forth on Section 2.2(b)(ii) of the AOM Disclosure Schedule (the “Anti-Dilution Agreement”); and

(iii) the number of shares of AOM Common Stock issued immediately prior to the Effective Time pursuant to the PIPE Agreements.

(c) Notwithstanding any other provision in this Agreement, if, in the determination of AOM,

(i) the AOM Stockholders (together with any other persons receiving stock of Odyssey pursuant to the Specified CIC and OML Agreements) will not be in “control” of Odyssey within the meaning of Section 368(c) of the Code immediately after the closing of the Merger and the transactions contemplated by the Specified CIC and OML Agreements, or

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(ii) the Merger Consideration will not satisfy the requirement under Section 368(a)(2)(E)(ii) of the Code,

the Merger Consideration shall be adjusted such that the AOM Stockholders otherwise receiving Odyssey New Preferred Shares will receive (in lieu of Odyssey New Preferred Shares) an amount of Odyssey Common Stock sufficient (as reasonably determined by AOM and based on advice of nationally recognized tax counsel) for the AOM Stockholders (together with any persons receiving stock of Odyssey pursuant to the Specified CIC and OML Agreements) to so be in “control” of Odyssey at such time and for the Merger Consideration to satisfy the requirement under Section 368(a)(2)(E)(ii) of the Code.

Section 2.3 Payment of the Merger Consideration.

(a) Exchange Agent; Exchange Agent Fund. Prior to the Effective Time, Odyssey shall appoint a Person authorized to act as an exchange agent in connection with the transactions contemplated by this Agreement, which Person shall be reasonably acceptable to AOM (the “Exchange Agent”), and enter into an exchange agent agreement reasonably acceptable to Odyssey and AOM with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of (i) exchanging AOM Common Stock for the Merger Consideration in accordance with this Agreement and (ii) delivering or facilitating the delivery of the Merger Consideration to the AOM Stockholders in accordance with this Agreement. At the Effective Time, Odyssey shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of AOM Stockholders (including the Bridge Investors and PIPE Investors that will become AOM Stockholders immediately prior to the Effective Time), evidence of book-entry shares representing a number of whole shares of Odyssey Common Stock and Odyssey New Preferred Shares equal to the aggregate Merger Consideration deliverable to AOM Stockholders pursuant to this Article II (such shares, the “Exchange Agent Fund”). The Exchange Agent Fund shall be held and disbursed in accordance with the terms of this Agreement and the Exchange Agent Agreement.

(b) Subject to Section 2.5, at the Closing, Odyssey shall cause to be issued or paid from the Exchange Agent Fund to each AOM Stockholder holding AOM Common Stock immediately prior to the Effective Time (other than shares of AOM Common Stock canceled pursuant to Section 2.4(c) and any AOM Dissenting Shares) evidence of book-entry shares representing the number of shares of Odyssey Common Stock and Odyssey New Preferred Shares comprising the portion of the aggregate Merger Consideration payable in respect of such AOM Common Stock. Notwithstanding anything to the contrary herein, any shares of Odyssey Common Stock or Odyssey New Preferred Shares issued pursuant to this Article II to any AOM Stockholder or Bridge Investor that is subject to a lockup agreement entered into in connection with this Agreement, substantially in the form attached hereto as Exhibit E, shall be issued subject to the terms of such lockup agreement, and Odyssey shall cause appropriate stop-transfer instructions and appropriate book-entry notations and holder notices reflecting such restrictions to be made in the records of Odyssey or its transfer agent.

(c) Notwithstanding anything to the contrary contained herein, in no event shall Odyssey be required to pay an amount in excess of the Merger Consideration as calculated in accordance with Section 2.2.

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(d) The AOM Stockholders identified on Section 2.3(d) of the AOM Disclosure Schedule shall, to the extent that receipt of shares of Odyssey Common Stock as Merger Consideration would cause such Persons and their respective Affiliates to beneficially own (as defined in Section 13(d) of the Exchange Act) more than 4.99% of the outstanding shares of Odyssey Common Stock immediately after the Closing, receive, in lieu of the shares of Odyssey Common Stock in excess of such 4.99% threshold, a number of Odyssey New Preferred Shares convertible into an equivalent number of shares of Odyssey Common Stock.

Section 2.4 Conversion of AOM Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of AOM securities:

(a) Conversion of AOM Common Stock. Each issued and outstanding share of AOM Common Stock (other than shares canceled pursuant to Section 2.4(c) and any AOM Dissenting Shares) shall, subject to Section 2.2(c), be canceled and automatically converted into the right to receive a number of shares of Odyssey Common Stock or Odyssey New Preferred Shares, as applicable, equal to the Exchange Ratio (the “Per Share Merger Consideration”), as adjusted from time to time in accordance with Section 2.5(c), payable, without interest, to the applicable AOM Stockholder in accordance with Section 2.3(a) and Section 2.5.

(b) Conversion of AOM PIPE Warrants. Each AOM PIPE Warrant that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent a right to acquire shares of AOM Common Stock and shall be assumed by Odyssey and converted into a warrant to purchase shares of Odyssey Common Stock (each, an “Odyssey Assumed Warrant,” and collectively, the “Odyssey Assumed Warrants”), on the same terms and conditions as were applicable to such AOM PIPE Warrant immediately prior to the Effective Time, except as expressly provided herein. The shares of Odyssey Common Stock issuable upon exercise of the Odyssey Assumed Warrants are referred to as the “Odyssey Assumed Warrant Shares.” The number of Odyssey Assumed Warrant Shares issuable upon exercise of each Odyssey Assumed Warrant shall be equal to the number of shares of AOM Common Stock subject to such AOM PIPE Warrant immediately prior to the Effective Time, multiplied by a fraction, (x) the numerator of which is the exercise price in effect immediately prior to the Effective Time and (y) the denominator of which is the exercise price in effect immediately following the Effective Time. The exercise price per share of each Odyssey Assumed Warrant shall be equal to (i) the exercise price per share of AOM Common Stock otherwise purchasable pursuant to such AOM PIPE Warrant immediately prior to the Effective Time, divided by (ii) the Exchange Ratio, with such exercise price rounded up to the nearest one-hundredth of a dollar.

(c) Cancellation of Treasury Stock and Odyssey-Owned Stock. Each share of AOM Common Stock held in the treasury of AOM or owned by Odyssey or Merger Sub immediately prior to the Effective Time shall be canceled automatically without any conversion thereof, and no payment or distribution shall be made with respect to such shares.

(d) Equity Interests of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid, and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of the Effective Time.

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Section 2.5 Exchange Procedures for AOM Stockholders.

(a) Payment Procedures. Prior to the Closing, AOM shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver, to each AOM Stockholder, Bridge Investor and PIPE Investor entitled to receive Per Share Merger Consideration pursuant to Section 2.4(a), a letter of transmittal in a form to be mutually agreed by AOM and Odyssey prior to the Closing, with such modifications as may be reasonably required by the Exchange Agent (the “AOM Letter of Transmittal”), together with any notice required under Section 262 of the DGCL. Subject to the conditions in Article VI, if an AOM Stockholder, Bridge Investor or PIPE Investor fails to deliver a duly executed and completed AOM Letter of Transmittal at least three (3) Business Days prior to the Closing Date, such failure shall not alter, limit, or delay the Closing; provided, however, that such AOM Stockholder, Bridge Investor or PIPE Investor shall not be entitled to receive its Per Share Merger Consideration until it delivers a duly executed and completed AOM Letter of Transmittal to the Exchange Agent. Upon such delivery, such AOM Stockholder, Bridge Investor or PIPE Investor shall be entitled to receive, subject to this Agreement, the Per Share Merger Consideration payable in respect of the shares of AOM Common Stock referenced therein. Until surrendered as contemplated by this Section 2.5, each share of AOM Common Stock shall, at all times after the Effective Time, represent only the right to receive the Per Share Merger Consideration upon such surrender in accordance with this Article II.

(b) No Further Rights. All Per Share Merger Consideration paid upon the surrender of AOM Common Stock in accordance with this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to such shares. No further transfers shall be registered on the stock transfer books of the Surviving Corporation with respect to shares of AOM Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of AOM Common Stock shall cease to have any rights as stockholders of AOM, except as provided in this Agreement or required by applicable Law.

(c) Changes in Odyssey Stock. If, between the date of this Agreement and the Effective Time, the outstanding shares of Odyssey Common Stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend (including any stock dividend of securities convertible into Odyssey Common Stock, other than in connection with the Non-Core Asset Transactions), consolidation, reorganization, reclassification, recapitalization, combination, exchange of shares or similar event, in each case effected in accordance with the terms of this Agreement, then the Merger Consideration payable pursuant to the Merger shall be appropriately adjusted to reflect fully the effect of such event so that the recipients thereof shall receive the same economic benefit as contemplated by this Agreement and the Merger prior to such event. For the avoidance of doubt, to the extent that the Merger Consideration is payable in Odyssey New Preferred Shares in lieu of Odyssey Common Stock in accordance with this Agreement, any adjustment to the Merger Consideration pursuant to this Section 2.5(c) shall apply equally to such Odyssey New Preferred Shares on an as-converted to Odyssey Common Stock basis. As so adjusted, the Merger Consideration shall, from and after the date of such event, be the Merger Consideration payable per share of AOM Common Stock hereunder, subject to further adjustment pursuant to this Section 2.5(c). In the event that the Reverse Stock Split contemplated by Section 5.19 occurs, the Parties agree that the corresponding adjustment to the Merger Consideration contemplated by this Section 2.5(c) shall be effected by multiplying the Exchange Ratio by the applicable split ratio (expressed as a fraction) as announced

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by Odyssey, and, for the avoidance of doubt, such adjustment shall not give effect to, or take into account, any rounding up to whole shares implemented in connection with such Reverse Stock Split. By way of example (and assuming there have been no prior adjustments effected pursuant to this Section 2.5(c)), if the Reverse Stock Split implements a 1-for-20 reverse stock split, the resulting Exchange Ratio as adjusted by this Section 2.5(c) will be 0.2251, which is the product of multiplying 4.5017 by 0.05.

(d) Fractional Shares. No fractional shares of Odyssey Common Stock shall be issued in exchange for AOM Common Stock. In lieu thereof, the Exchange Agent shall round each fractional share up or down to the nearest whole share, with 0.5 rounded up. No cash payments shall be made in respect of fractional shares eliminated by rounding.

(e) Dividends. No dividends or other distributions declared with respect to Odyssey Common Stock, the record date for which falls at or after the Effective Time, shall be paid to any AOM Stockholder that has not delivered a properly completed, duly executed AOM Letter of Transmittal. After such delivery, such AOM Stockholder shall be entitled to receive, without interest, any such dividends or other distributions that became payable with respect to Odyssey Common Stock issuable to such stockholder.

(f) AOM Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any AOM Dissenting Share shall not be converted into the right to receive its applicable portion of the Merger Consideration, but instead shall be converted into the right to receive such consideration as may be determined to be payable with respect to such share in accordance with the DGCL. Each holder of AOM Dissenting Shares who becomes entitled to payment under the DGCL shall receive payment therefor solely in accordance with the DGCL (and only after the value of such shares has been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any AOM Dissenting Share loses its status as an AOM Dissenting Share, such share shall automatically be converted into the right to receive its applicable portion of the Merger Consideration as if it had never been an AOM Dissenting Share, and Odyssey shall deliver, or cause to be delivered, to the holder thereof, following satisfaction of the applicable conditions set forth in this Section 2.5, the applicable portion of the Merger Consideration. AOM shall promptly notify Odyssey of any demands for appraisal, withdrawals of such demands, or any other instruments served pursuant to the DGCL and received by AOM. AOM shall not, without Odyssey’s prior written consent, make or offer to make any payment with respect to, or settle or offer to settle, any claim relating to any AOM Dissenting Share. AOM shall, and shall cause its Affiliates to, enforce any contractual waivers of appraisal rights applicable to the Merger that have been granted by any AOM Stockholders, Bridge Investors or PIPE Investors.

Section 2.6 Withholding Rights. Each of the Parties, the Surviving Corporation, and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Laws (each, a “Withholding Party”); provided, however, that (a) except with respect to any withholding resulting from AOM’s failure to provide a FIRPTA Certificate pursuant to Section 5.6(c), each Withholding Party shall use commercially reasonable efforts to provide notice to the AOM Stockholders no less than five (5) days prior to any withholding, and (b) the Parties shall reasonably cooperate in good faith to reduce or eliminate any such withholding. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the AOM Stockholders in respect of whom such deduction or withholding was made.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AOM

Except as set forth in the disclosure schedules delivered by AOM to the Odyssey Parties concurrently with the execution of this Agreement (the “AOM Disclosure Schedule”), in each case under the corresponding section referenced below (or, to the extent it is reasonably apparent on its face that such disclosure qualifies or applies to another representation or warranty, under any other applicable section), and subject to the terms, conditions and limitations of this Agreement, AOM hereby represents and warrants to the Odyssey Parties as follows:

Section 3.1 Organization. AOM (a) is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Delaware, and (b) has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business in all material respects as it is presently conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which AOM is a party. AOM is duly qualified, licensed or registered to transact business as a foreign entity, and is in good standing, under the Laws of each jurisdiction in which the character or location of its properties or assets, or the nature of its activities, requires such qualification, licensing or registration, except where the failure to be so qualified, licensed or registered would not reasonably be expected to have an AOM Material Adverse Effect.

Section 3.2 Authorization. AOM has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject, in the case of the consummation of the Merger, to the approval and adoption of this Agreement by the holders of a majority of the voting power of the outstanding shares of AOM Common Stock (the “Requisite AOM Approval”). The Requisite AOM Approval will be obtained by the AOM Written Consent and, upon delivery, such Requisite AOM Approval will constitute the only vote or approval of the holders of any class or series of AOM’s capital stock necessary to adopt this Agreement and each Ancillary Agreement to which AOM is a party, and to approve the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of AOM. Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by each other party thereto, this Agreement and each such Ancillary Agreement constitute the legal, valid and binding obligations of AOM, enforceable against AOM in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally, and to general equitable principles (regardless of whether considered in a proceeding at Law or in equity).

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Section 3.3 Capitalization. The authorized capital stock of AOM consists solely of two-hundred and fifty million (250,000,000) shares of AOM Common Stock. As of the date hereof, 106,777,300 shares of AOM Common Stock are issued and outstanding. All issued and outstanding shares of AOM Common Stock are duly authorized, validly issued, fully paid and nonassessable. Other than the shares of AOM Common Stock issuable pursuant to the Subscription Agreements, there will be no other changes to the capital stock of AOM between the date hereof and the Closing. None of the issued and outstanding shares of AOM Common Stock were issued in violation of any preemptive rights, Laws or Orders and, except as set forth on Section 3.3 of the AOM Disclosure Schedule, are owned, beneficially and of record, by the AOM Stockholders free and clear of all Liens. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, (a) there are no stock appreciation, phantom stock, stock-based performance units, profit participation, restricted stock, restricted stock units, other equity-based compensation awards or similar rights with respect to AOM; and (b) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to AOM Common Stock or obligating AOM or any AOM Stockholder to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of AOM Common Stock or any other equity interest in AOM, including any security convertible into or exercisable for AOM Common Stock. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, there are no Contracts to which AOM is a party that require AOM to repurchase, redeem or otherwise acquire any shares of AOM Common Stock or any securities convertible into or exchangeable for AOM Common Stock, or to make any investment in any other Person (collectively, the “Stockholders Rights”). The execution of this Agreement and the consummation of the Merger will not trigger any Stockholders Rights. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of AOM Common Stock or any other interests in AOM. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, all AOM Stockholders, Bridge Investors and PIPE Investors are Accredited Investors. AOM Common Stock is uncertificated.

Section 3.4 AOM Subsidiaries. Section 3.4 of the AOM Disclosure Schedule sets forth a true and complete list of each Subsidiary of AOM, including the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of the outstanding shares, share capital or other equity interests of each such Subsidiary owned by AOM or any other Subsidiary of AOM. Except as set forth in Section 3.4 of the AOM Disclosure Schedule, no equity interests of any Subsidiary of AOM are issued or outstanding. Each Subsidiary of AOM (a) is duly incorporated or organized, validly existing, and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of incorporation or organization, and (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as it is currently conducted. Except as set forth on Section 3.4 of the AOM Disclosure Schedule, (a) there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation awards or similar rights with respect to any Subsidiary of AOM; and (b) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to any capital stock of any Subsidiary of AOM or obligating any such Subsidiary of AOM or AOM to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of any Subsidiary of AOM or any other equity interest in any such Subsidiary of AOM, including any security convertible into or exercisable for any capital stock of any Subsidiary of AOM. Except as set forth on Section 3.4 of the AOM Disclosure Schedule, there are no Contracts to which AOM or any Subsidiary of AOM

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is a party that require any Subsidiary of AOM to repurchase, redeem or otherwise acquire any equity interests of such Subsidiary or any securities convertible into or exchangeable for equity interests of such Subsidiary, or to make any investment in any other Person (collectively, the “Subsidiary Equity Rights”). The execution of this Agreement and the consummation of the Merger will not trigger any Subsidiary Equity Rights. Except as set forth on Section 3.4 of the AOM Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of equity interests of any Subsidiary of AOM or any other interests in any such Subsidiary.

Section 3.5 Consents and Approvals; No Violations. Except as set forth on Section 3.5 of the AOM Disclosure Schedule, and subject to the receipt of the Requisite AOM Approval and the filing of the Certificate of Merger, and assuming the accuracy of (x) the representations and warranties of the Odyssey Parties contained in Section 4.4, and (y) the representations and warranties of the Odyssey Parties, CIC or OML contained in any Ancillary Agreement, neither the execution and delivery of this Agreement by AOM or any Ancillary Agreement to which AOM is a party, nor the performance by AOM of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby will: (a) conflict with, or result in any breach of, any provision of the Organizational Documents of AOM or any of its Subsidiaries; (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, except for any such filing, consent, or approval that is required solely as a result of any facts or circumstances relating to Odyssey, CIC, OML or any of their respective Affiliates; (c) result in a material violation of, or a material default under (or give rise to any right of termination, cancellation or acceleration under), any AOM Contract or Lease; (d) result in the creation of any Lien on any property or asset of AOM or any of its Subsidiaries (other than Permitted Liens); or (e) violate in any material respect any Law or Order applicable to AOM or any of its Subsidiaries, except, in the case of clauses (b) through (e), for any such filings, consents, approvals, violations or defaults that would not reasonably be expected to have an AOM Material Adverse Effect.

Section 3.6 Financial Statements.

(a) AOM has made available to Odyssey the unaudited consolidated balance sheets of AOM and its Subsidiaries as of December 31, 2025 (the “Balance Sheet”), and the related unaudited consolidated statements of operations and cash flows of AOM and its Subsidiaries for the fiscal year then ended, together with the related notes and schedules and the report thereon of AOM’s independent auditors (collectively, the “Financial Statements”). Except as set forth on Section 3.6(a) of the AOM Disclosure Schedule, the Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented (except as noted in the applicable notes), and (ii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of AOM and its Subsidiaries as of the dates and for the periods indicated therein, except as otherwise noted. AOM has engaged its independent auditors to audit the Financial Statements and will deliver such audited financial statements, along with the report of its independent auditors, to Odyssey for inclusion in the Registration Statement.

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(b) The books of account and other financial records of AOM and its Subsidiaries have been maintained accurately in all material respects in compliance with applicable Law. The transactions recorded therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of AOM and its Subsidiaries have been properly recorded therein in all material respects. AOM and its Subsidiaries have established and maintain a system of internal accounting controls designed to provide, in all material respects, reasonable assurance that: (i) transactions, receipts and expenditures of AOM and its Subsidiaries are executed and made only in accordance with appropriate authorizations of AOM’s management; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) unauthorized acquisition, use or disposition of AOM’s assets is prevented or timely detected; (iv) the amounts recorded for assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately.

(c) Except as set forth on Section 3.6(c) of the AOM Disclosure Schedule, neither AOM nor any of its Subsidiaries has any Indebtedness.

Section 3.7 No Undisclosed Liabilities. Except as set forth in the Balance Sheet or on Section 3.7 of the AOM Disclosure Schedule, neither AOM nor any of its Subsidiaries has any liabilities or obligations of the type required to be disclosed in the Balance Sheet in accordance with GAAP, whether accrued, absolute, contingent or otherwise, and whether arising out of any transaction entered into on or prior to the date hereof, any action or inaction occurring on or prior to the date hereof, any state of facts existing on or prior to the date hereof, or otherwise, except for liabilities or obligations that: (a) were incurred since the Balance Sheet Date, pursuant to or in connection with this Agreement or the transactions contemplated hereby, and which are set forth on Section 3.7 of the AOM Disclosure Schedule; (b) arise under any AOM Contract, none of which were incurred as a result of any breach of Contract or violation of Law; (c) are accurately accrued or reserved against on the face of the Balance Sheet; or (d) were incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date that are not material to AOM and its Subsidiaries, taken as a whole.

Section 3.8 Absence of Certain Changes. Except as set forth on Section 3.8 of the AOM Disclosure Schedule, since the Balance Sheet Date and through the date of this Agreement:

(a) AOM and its Subsidiaries have conducted their businesses in all material respects in a manner consistent with their nature and stage of development;

(b) neither AOM nor any of its Subsidiaries has sold, assigned, transferred, leased, abandoned or otherwise disposed of any properties or assets;

(c) no AOM Material Adverse Effect has occurred; and

(d) neither AOM nor any of its Subsidiaries has taken, or omitted to take, any action that, if taken or omitted after the date of this Agreement, would require Odyssey’s consent under Section 5.1.

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Section 3.9 Real Estate.

(a) Neither AOM nor any of its Subsidiaries owns any fee interest in real property.

(b) Section 3.9(b) of the AOM Disclosure Schedule sets forth each parcel of real property leased, subleased, licensed or otherwise used or occupied by AOM or any of its Subsidiaries (each, an “AOM Leased Real Property” and collectively, the “AOM Leased Real Properties”), including the name of the landlord, the name of the entity holding the leasehold interest, and the street address of each AOM Leased Real Property.

(c) True, correct and complete copies of all leases, subleases, licenses, amendments, extensions, guaranties and other material agreements relating to the AOM Leased Real Properties (each, an “AOM Lease” and collectively, the “AOM Leases”) have been made available to Odyssey. Section 3.9(b) of the AOM Disclosure Schedule includes a true and complete list of all AOM Leases, setting forth the date and parties thereto.

(d) The leasehold interests of AOM and its Subsidiaries, together with the AOM Leased Real Properties, constitute all real property owned, leased, occupied or otherwise used in the operation of the businesses of AOM and its Subsidiaries.

(e) Except as set forth on Section 3.9(e) of the AOM Disclosure Schedule, with respect to each AOM Leased Real Property: (i) the applicable AOM Lease is legal, valid, binding, enforceable and in full force and effect in all material respects, subject to proper authorization and execution by the other party thereto and to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity; (ii) neither AOM nor any of its Subsidiaries is in material breach or material default under such AOM Lease, and no event or circumstance has occurred that, with notice, the passage of time or both, would constitute such a material breach or material default or permit the termination, modification or acceleration of rent, nor, to the Knowledge of AOM, has any such breach or default occurred by the other party or parties thereto; (iii) no security deposit (or portion thereof) under such AOM Lease has been applied to satisfy a breach or default that has not been replenished to the extent required under such AOM Lease; (iv) neither AOM nor any of its Subsidiaries owes any brokerage commissions or finder’s fees in respect of such AOM Lease; (v) neither AOM nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any portion of such AOM Leased Real Property; (vi) neither AOM nor any of its Subsidiaries has collaterally assigned or granted any security interest in such AOM Lease or any interest therein; and (vii) the possession and quiet enjoyment of AOM or its Subsidiaries under such AOM Lease has not been disturbed, and, to the Knowledge of AOM, no disputes exist with respect to such AOM Lease.

Section 3.10 Intellectual Property.

(a) Section 3.10(a) of the AOM Disclosure Schedule sets forth a true, correct and complete list of all AOM Intellectual Property that is registered, applied for, issued or granted under the authority of, with or by any Governmental Entity. The AOM Intellectual Property is subsisting, valid and enforceable, and AOM or one of its Subsidiaries is the sole and exclusive owner of each item of AOM Intellectual Property.

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(b) (i) Neither AOM nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, and (ii) to the Knowledge of AOM, no Person is infringing, misappropriating or otherwise violating any AOM Intellectual Property. There are no pending or, to the Knowledge of AOM, threatened claims (A) relating to any of the foregoing or (B) challenging the validity, enforceability, scope or ownership of any Intellectual Property brought by AOM or any of its Subsidiaries or brought by any Person against the AOM Intellectual Property.

(c) AOM and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of, and protect against the misuse and misappropriation of, the trade secrets and other confidential information included in the AOM Intellectual Property.

(d) Except as set forth on Section 3.10(d) of the AOM Disclosure Schedule, the computers, Software, hardware, firmware (including computers, databases, telecommunications equipment), servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment (the “IT Assets”) in each case that are owned, leased or licensed by AOM or any of its Subsidiaries (i) have never malfunctioned, broken down, sub-standardly performed or failed in any material respect and (ii) are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access, disablement or erasure or otherwise adversely affect the functionality of such IT Assets. AOM and its Subsidiaries have in place commercially reasonable measures to monitor and protect the integrity and security of such IT Assets (and all information contained therein or transmitted thereby) against any unauthorized use, access, theft, disclosure, misuse, loss, interruption, modification or corruption.

Section 3.11 Litigation; Insolvency.

(a) Except as set forth on Section 3.11(a) of the AOM Disclosure Schedule, there have been no Actions or Orders, and there are no Actions or Orders pending or, to the Knowledge of AOM, threatened against AOM or any of its Subsidiaries, or against any of their respective current or former directors, officers, or employees (or any individuals contemplated to become directors, officers, or employees of AOM, Odyssey, or their respective Subsidiaries at or after the Closing) in their capacities as such, or relating to AOM, any Subsidiary, or any of their respective businesses, assets, properties, or rights, whether at Law or in equity, including any Actions or Orders that challenge or seek to enjoin, alter, or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement.

(b) Except as set forth on Section 3.11(b) of the AOM Disclosure Schedule, neither AOM nor any of its Subsidiaries has initiated or filed any Action against any Person.

(c) No act or proceeding has been taken by or against AOM or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of AOM or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of AOM or any of its Subsidiaries or any of their properties or assets nor, to the Knowledge of AOM, is any such act or proceeding threatened.

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Section 3.12 AOM Contracts.

(a) Section 3.12(a) of the AOM Disclosure Schedule sets forth a true, correct and complete list of all Contracts (or other documents addressed in clause (v) below) to which AOM or any of its Subsidiaries is a party (collectively, the “AOM Contracts”), including:

(i) any stockholder, partnership, investors’ rights, voting, right-of-first-refusal and co-sale, or registration rights agreement, or any other Contract with a holder of equity securities of AOM relating to such Person’s ownership of such equity securities;

(ii) any non-competition Contract or other Contract that purports to limit (A) the ability of AOM or any of its Subsidiaries to operate or conduct business in any location, market or line of business, (B) the Persons to whom AOM or any of its Subsidiaries may sell products or provide services, or (C) the Persons AOM or any of its Subsidiaries may hire or solicit for hire;

(iii) any Contract providing for indemnification by AOM or any of its Subsidiaries of any Person;

(iv) any Contract under which AOM or any of its Subsidiaries is the lessee of, or holds or operates, any tangible property (including real property) owned by any other Person;

(v) any memorandum of understanding, letter of intent, term sheet or other similar agreement, arrangement or understanding (whether written or oral), whether or not legally binding in whole or in part, including any such agreement, arrangement or understanding that contemplates or relates to any joint venture, strategic alliance, investment, financing, acquisition, divestiture, licensing, collaboration, exclusivity or similar transaction involving AOM or any of its Subsidiaries;

(vi) any Contract that grants to any Person, other than AOM or any of its Subsidiaries, (A) most-favored-pricing rights or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(vii) any Contract for the settlement of any Action for which AOM or any of its Subsidiaries has ongoing liability or obligations;

(viii) any Contract requiring or providing for capital expenditures;

(ix) any Contract for (A) the divestiture of any business, properties or assets of AOM or any of its Subsidiaries, or (B) the acquisition by AOM or any of its Subsidiaries of any operating business, properties or assets, whether by merger, stock purchase, asset purchase or otherwise, in each case involving continuing obligations or liabilities of AOM or any Subsidiary;

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(x) any Contract between AOM or any of its Subsidiaries, on the one hand, and any officer, director, Affiliate, or any of their “associates” or “immediate family members” (as defined in Rules 12b-2 and 16a-1 under the Exchange Act), on the other hand, including any Contract pursuant to which AOM or any Subsidiary has an obligation to indemnify such Person;

(xi) any Contract with any consultant, advisor, independent contractor or other service provider providing management, technical, scientific, regulatory, legal, financial, strategic or advisory services to AOM or any of its Subsidiaries, including any such Contract that provides for ongoing compensation, success fees, equity or equity-linked compensation, expense reimbursement, confidentiality, intellectual property ownership or assignment, non-competition, non-solicitation or similar obligations;

(xii) any Contract pursuant to which AOM or any of its Subsidiaries (A) grants to a third party the right to use any AOM Intellectual Property, excluding non-exclusive rights granted in the ordinary course of business to service providers, or (B) is granted or obtains any license, sublicense, right or authorization to use (including pursuant to a non-assertion provision or release) or covenant not to be sued under any Intellectual Property (other than any non-exclusive licenses for shrink-wrap, click-wrap or off-the-shelf software in object code form or other non-exclusive licenses of non-customized software that is commercially available to the public generally, with aggregate fees of less than $50,000 per annum); and

(xiii) any Contract or other written submission with any Governmental Entity, or relating to any license, permit, authorization, application or approval, including any Contract, agreement or other written submission relating to AOM’s application for, or rights under, the NOAA Application.

(b) The AOM Contracts (other than those terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects and, other than any AOM Contracts that are explicitly non-binding by their terms, are enforceable against AOM or its applicable Subsidiary and, to the Knowledge of AOM, against the other parties thereto, assuming the due authorization, execution and delivery by such other parties, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity. Neither AOM nor any of its Subsidiaries has given written notice of its intent to terminate, modify, amend or otherwise materially alter any AOM Contract, nor has it received any such written notice from any other party thereto. To the Knowledge of AOM, no event or condition exists under any AOM Contract that constitutes a material violation, material breach or event of default thereunder by AOM, or that, with or without notice or the passage of time, would reasonably be expected to have an AOM Material Adverse Effect.

Section 3.13 Tax Returns; Taxes. Except (x) to the extent the below would not reasonably be expected to have, individually or in the aggregate, an AOM Material Adverse Effect, or (y) as set forth on Section 3.13 of the AOM Disclosure Schedule:

(a) All Tax Returns required to be filed with any Governmental Entity by, or on behalf of, AOM or its Subsidiaries in the past three (3) years have been filed when due (giving effect to all extensions) in accordance with all applicable Law, and all such Tax Returns are true, accurate and complete in all material respects.

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(b) In the past three (3) years, AOM and its Subsidiaries have paid (or has had paid on its behalf) to the appropriate Governmental Entity all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which AOM or its Subsidiaries ordinarily record items on their respective books and records. Since the Balance Sheet Date, neither AOM nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c) Neither AOM nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Taxes, in each case that has not since expired.

(d) There have never been any written claims for unpaid Taxes that have been asserted in the past three (3) years against AOM or any of its Subsidiaries, and no proposals or deficiencies for any Taxes of AOM or its Subsidiaries are being asserted, proposed or threatened, nor is any audit or investigation of any Tax Return of AOM or its Subsidiaries underway, pending or threatened and to the Knowledge of AOM and its Subsidiaries, no such audit or investigation is being contemplated.

(e) In the past three (3) years, AOM and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely remitted to the relevant Governmental Entity.

(f) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to AOM or any of its Subsidiaries which rulings remain in effect.

(g) During the two (2)-year period ending on the date of this Agreement, neither AOM nor its Subsidiaries have ever been a distributing corporation or a controlled corporation in a transaction intended to be governed, in whole or in part, by Section 355 or 361 of the Code.

(h) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of AOM or its Subsidiaries.

(i) In the past five (5) years, no claim has been made in writing by any taxing authority in a jurisdiction where AOM or its Subsidiaries do not file Tax Returns that AOM or its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

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(j) Neither AOM nor its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the AOM or its Subsidiaries was the common parent, (ii) is party to or bound by any Tax sharing, allocation, indemnification or similar agreement or obligation (other than any such agreement solely between the AOM and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the AOM or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract or otherwise by operation of Law.

(k) Neither AOM nor its Subsidiaries is or has in the past five (5) years been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(l) Neither AOM nor any of its Subsidiaries has taken any action no knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m) Notwithstanding anything contained in this Section 3.13, AOM (and its Subsidiaries) makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis, or other Tax attributes that AOM (and its Subsidiaries) may have.

Section 3.14 Environmental Matters.

(a) AOM and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws.

(b) AOM and its Subsidiaries have obtained all Environmental Permits required for the occupancy of their respective facilities and the operation of their businesses. The transactions contemplated by this Agreement will not result in or trigger the termination, modification, revocation, or right of termination or cancellation under any such Environmental Permits.

(c) No Hazardous Substances have been disposed of, arranged to be disposed of, Released or transported in violation of any applicable Environmental Law or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by AOM or any of its Subsidiaries.

(d) Neither AOM nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any obligation or liability of any other Person relating to any Hazardous Substance or Environmental Laws.

(e) Neither AOM nor any of its Subsidiaries has received any written notice from any Governmental Entity or any other Person stating that AOM or any of its Subsidiaries is subject to any pending Action or Order, or any actual or alleged liability or obligation (i) arising under any Environmental Law, including any arising out of any act or omission of AOM, any Subsidiary, or any of their respective Representatives, or (ii) relating to any Hazardous Substance, including any Action, Order, or any actual or alleged liability or obligation arising out of the ownership, use, control or operation by AOM or any Subsidiary of any facility, site, area or property from which there has been an actual or alleged Release of any Hazardous Substance.

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Section 3.15 Licenses and Permits. Section 3.15 of the AOM Disclosure Schedule sets forth a true, correct and complete list of (a) all material licenses, permits, approvals, authorizations and consents (collectively, “AOM Licenses”) held by AOM and its Subsidiaries and (b) all pending applications, submissions or requests therefor (including the NOAA Application). AOM and its Subsidiaries own or possess all material AOM Licenses necessary to conduct their respective operations as presently conducted and as proposed to be conducted. All such AOM Licenses held by AOM or any of its Subsidiaries are in full force and effect, and neither AOM nor any of its Subsidiaries has received any written notice of suspension, revocation, cancellation, termination or non-renewal with respect to any such AOM License. Each pending application, submission or request for an AOM License has been made in accordance with applicable Law in all material respects, and to AOM’s Knowledge, there exists no fact, circumstance or condition that would reasonably be expected to result in the denial of any such application.

Section 3.16 No Employees. Neither AOM nor any of its Subsidiaries has ever employed any individuals or has any employees on its payroll. Neither AOM nor any of its Subsidiaries owes any wages, fees, bonuses, commissions, severance, accrued vacation or paid time off, expense reimbursements, or other compensation to any current or former officer, director, consultant, advisor or other service provider other than accrued but unpaid amounts to consultants set forth in Section 3.17 of the AOM Disclosure Schedule. Neither AOM nor any of its Subsidiaries maintains, sponsors, contributes to, participates in, or has any liability or obligation with respect to any Employee Benefit Plan, and neither AOM nor any Subsidiary has ever done so. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (alone or in combination with any other event) give rise to any payment or benefit to any current or former officer, director, employee or service provider of AOM or any of its Subsidiaries, or accelerate, increase, vest or enhance any compensation or benefits. Neither AOM nor any of its Subsidiaries has, or could reasonably be expected to have, any obligation under ERISA or any similar applicable Law. Neither AOM nor any of its Subsidiaries is, or has ever been, a party to any labor agreement, collective bargaining agreement or similar arrangement with any union, works council or labor organization, and no such organization represents or has sought to represent any individuals providing services to AOM or any of its Subsidiaries. There are no pending, or to the Knowledge of AOM, threatened labor-related claims or other Actions involving AOM or any of its Subsidiaries. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not require any notice to, consultation with, or consent of any union, labor organization or group of employees.

Section 3.17 Consultants. Section 3.17 of the AOM Disclosure Schedule sets forth a true, correct and complete list of all consultants, advisors and independent contractors engaged by AOM or any of its Subsidiaries as of the date hereof (collectively, the “Consultants”), and AOM has made available the written agreements pursuant to which each such Consultant is engaged (each, a “Consultant Contract”). Each Consultant Contract is valid and binding on AOM and, to AOM’s Knowledge, on the applicable Consultant, and is in full force and effect. Neither AOM nor any of its Subsidiaries is in material breach or default under any Consultant Contract, and, to AOM’s Knowledge, no Consultant is in material breach or default thereunder. Except as set forth on Section 3.17 of the AOM Disclosure Schedule, no Consultant Contract provides for any severance, termination, change-of-control, transaction bonus, success fee or similar payment obligation as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

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Section 3.18 International Trade & Anti-Corruption Matters.

(a) Neither AOM nor any of its Subsidiaries, nor any of their respective Representatives: (i) is a Sanctioned Person; (ii) has violated or is in violation of any Sanctions or Ex-Im Laws (collectively, the “Trade Control Laws”), or has engaged, or is engaging in, any conduct reasonably expected to result in it being designated as a Sanctioned Person; (iii) has engaged in or is engaged in any dealings or transactions, directly or indirectly, with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country; or (iv) is otherwise in violation of Sanctions.

(b) AOM, its Subsidiaries, and each of their respective Representatives are, and during the past five (5) years have been, in compliance with Anti-Money Laundering Laws and Anti-Corruption Laws.

(c) Neither AOM nor any of its Subsidiaries, nor any of their respective Representatives, have, during the past five (5) years, (i) directly or indirectly used any corporate funds for any contributions, gifts, entertainment, or other unlawful expenses related to any political activity; or (ii) directly or indirectly made, offered, promised, authorized, requested or accepted any bribe, rebate, payoff, influence payment, or given or received any money or anything of value, to or from any Government Official or any other Person.

(d) AOM and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with Anti-Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws.

(e) AOM and its Subsidiaries maintain written policies, procedures and internal controls designed to prevent, deter and detect violations of Anti-Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws. During the past seven (7) years, neither AOM nor any of its Subsidiaries has, in connection with its business, received any notice or is otherwise aware of any Action, Order, allegation or other communication from any Governmental Entity or other Person, made any voluntary or involuntary disclosure to any Governmental Entity, or conducted any internal investigation or audit, relating to any actual or potential violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or Trade Control Laws.

Section 3.19 Certain Fees. Except as set forth on Section 3.19 of the AOM Disclosure Schedule, neither AOM nor any AOM Stockholder or their respective Affiliates has incurred, or shall incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services (including placement agent services) or any similar charges in connection with this Agreement or any transaction contemplated hereby.

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Section 3.20 Insurance. Section 3.20 of the AOM Disclosure Schedule sets forth a true, correct and complete list of all material insurance policies carried by or for the benefit of AOM and its Subsidiaries, including all directors’ and officers’ liability insurance policies. Such insurance policies provide coverage that is customary and sufficient for businesses of the size and type operated by AOM and its Subsidiaries. AOM has maintained directors’ and officers’ liability insurance coverage for its directors and officers on a continuous basis since its incorporation. All such insurance policies are in full force and effect, all premiums required to be paid with respect to periods through the Closing Date have been (or will be) timely paid in all material respects, and such insurance policies will continue in full force and effect in all material respects as they apply to any matter, action or event relating to AOM or any of its Subsidiaries occurring on or prior to the Closing Date. Neither AOM nor any of its Subsidiaries has received any written notice of cancellation, termination, reduction in coverage or denial of any material claim under any such insurance policy. There is no pending material claim by AOM or any of its Subsidiaries under any such insurance policy for which coverage has been denied or disputed by the applicable insurer (other than pursuant to a customary reservation of rights).

Section 3.21 Affiliate Transactions. Except as disclosed in Section 3.21 of the AOM Disclosure Schedule, none of (a) the stockholders, directors, employees or officers of AOM or any of its Subsidiaries or any of their respective Affiliates or immediate family members or (b) the consultants, independent contractors or other advisors of AOM or any of its Subsidiaries or any of their respective Affiliates or immediate family members (in the case of this clause (b), to the Knowledge of AOM in respect of the following clause (i) and (ii) only), has (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement or understanding with, AOM or any of its Subsidiaries (except with respect to any interest in less than 2% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the Knowledge of AOM, otherwise directly or indirectly interested in, any Contract to which AOM or any of its Subsidiaries is a party or by which AOM, any Subsidiary of AOM or any of its or their respective assets are bound, (iii) has any claim or cause of action against, owes any money or is subject to other outstanding liability to, or is owed any money by or entitled to claim any other outstanding liability from, AOM or any of its Subsidiaries or (iv) has any interest in any property, real or personal, tangible or intangible (including any AOM Intellectual Property) that is used in (or reasonably expected to be used in), or that relates to, AOM’s business (including as described in the NOAA Application), except for the rights of holders of AOM Common Stock arising out of their ownership of AOM Common Stock.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by AOM for inclusion in, or incorporation by reference into, the Registration Statement or the Proxy Statement/Prospectus will, (a) in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC (and any amendment or supplement thereto) and at the time it becomes effective under the Securities Act, or (b) in the case of the Proxy Statement/Prospectus, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the Odyssey Shareholders and at the time of the Odyssey Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, in each case subject to any qualifications or limitations expressly set forth in the materials provided by AOM or included in the Registration Statement or Proxy Statement/Prospectus. Notwithstanding the foregoing, AOM makes no representation, warranty or covenant with respect to statements made or incorporated by reference in the Registration Statement, the Proxy Statement/Prospectus or any Odyssey Reports to the extent based on information supplied by the Odyssey Parties for inclusion or incorporation therein.

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Section 3.23 Compliance with Laws.

(a) AOM and its Subsidiaries are, and at all times have been, in compliance with all Laws and Orders applicable to their respective businesses, operations, assets or properties, except for any noncompliance that would not reasonably be expected to be material to AOM and its Subsidiaries, taken as a whole. Neither AOM nor any of its Subsidiaries has received any written notice alleging, and none has been charged with, any material violation of any such Laws or Orders.

(b) Neither AOM nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity (i) regarding any material violation (or any material Action involving allegations of any material violation) of any Law or (ii) of any circumstances that may have existed or currently exist which could reasonably be expected to lead to a loss, suspension, or modification of, or a refusal to issue, any material AOM License. To the Knowledge of AOM, no Action involving allegations of any material violation of any Law is threatened.

Section 3.24 Bridge and PIPE Arrangements. AOM has duly executed and delivered to Odyssey the Subscription Agreements. Each Subscription Agreement is in full force and effect and constitutes a valid and binding obligation of AOM, enforceable against AOM in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally, and to general equitable principles (regardless of whether considered in a proceeding at Law or in equity). Except as disclosed in Section 3.24 of the AOM Disclosure Schedule, as of the date hereof, none of the Subscription Agreements has been amended, modified, supplemented or waived, and there are no side letters or other agreements, arrangements or understandings (whether written or oral) between AOM and any Bridge Investor or PIPE Investor relating to the Bridge Financing or the PIPE Investment. As of the date hereof, no event has occurred and no condition exists that, with or without notice or lapse of time, would constitute a default by AOM under any Subscription Agreement, and AOM has not received any written notice from any Bridge Investor or PIPE Investor of (a) any default or alleged default by AOM thereunder, or (b) any termination or intent to terminate any Subscription Agreement. The Subscription Agreements set forth all terms and conditions relating to the Bridge Financing and the PIPE Investment, as applicable, including the aggregate committed amounts, conversion mechanics (in the case of the Bridge Debentures) and issuance mechanics (in the case of the PIPE Investment). Except as expressly set forth in the PIPE Agreements or the Bridge Subscription Agreements, no Bridge Investor or PIPE Investor has any right (whether contingent or otherwise) to acquire any equity securities of AOM, the Surviving Corporation or Odyssey, or any post-Closing rights with respect to AOM, the Surviving Corporation or Odyssey, including any board designation rights, veto or consent rights, special approval rights, or information or registration rights. Except as contemplated by the Subscription Agreements, the proceeds of the Bridge Financing are not subject to any Lien or other encumbrance in favor of any Bridge Investor, and AOM is not subject to any obligation to segregate or escrow such proceeds, in each case other than as expressly provided in the Subscription Agreements. Other than the Bridge Financing and

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the PIPE Investment as contemplated by the Subscription Agreements, AOM is not party to, and has not entered into, any agreement, arrangement or commitment (written or oral) relating to any equity or debt financing, capital contribution or similar transaction in connection with the transactions contemplated hereby. As of the date hereof, an aggregate principal amount of $75,612,000 of the Bridge Financing has been funded to AOM, and all such funded amounts have been made in accordance with the terms of the Subscription Agreements.

Section 3.25 NOAA Application. AOM is in substantial compliance, in all material respects, with the application requirements applicable to the NOAA Application, as such term is used in and construed pursuant to 15 C.F.R. § 970.209, including all procedural, informational, and disclosure requirements thereunder. To the Knowledge of AOM, there is no fact, circumstance, or condition that would reasonably be expected to adversely affect, prevent, or materially delay the approval of the NOAA Application by NOAA.

Section 3.26 Assets of the Company. Other than (a) the NOAA Application, (b) the AOM Contracts, and (c) the other assets set forth on Section 3.26 of the AOM Disclosure Schedule, AOM does not own or hold any material assets.

Section 3.27 Ownership of Odyssey Capital Stock. Except as disclosed in Section 3.27 of the AOM Disclosure Schedule, neither AOM nor any AOM Stockholder, nor any director or officer of AOM, directly or indirectly, owns or has owned, beneficially or otherwise, any shares of Odyssey Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE ODYSSEY PARTIES

Except as disclosed in (x) the Odyssey Reports furnished to or filed with the SEC prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)); or (y) the disclosure schedules delivered by Odyssey to AOM concurrently with the execution of this Agreement (the “Odyssey Disclosure Schedule”), in each case under the corresponding section referenced below (or, to the extent it is reasonably apparent on its face that such disclosure qualifies or applies to another representation or warranty, under any other applicable section), and subject to the terms, conditions and limitations of this Agreement, the Odyssey Parties hereby jointly and severally represent and warrant to AOM as follows:

Section 4.1 Organization. Each of the Odyssey Parties is a corporation duly incorporated, validly existing and in good standing under, with respect to Odyssey, the Laws of the State of Nevada and, with respect to Merger Sub, the Laws of the State of Delaware. Each of the Odyssey Parties has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business in all material respects as it is presently conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which such Odyssey Party is a party. Each of the Odyssey Parties is duly qualified, licensed or registered to transact business, and is in good standing, under the Laws of each jurisdiction in which the character or location of its properties or assets, or the nature of its activities, requires such qualification, licensing or registration, except where the failure to be so qualified, licensed or registered would not reasonably be expected to have an Odyssey Material Adverse Effect.

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Section 4.2 Authorization. Each of the Odyssey Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject, in the case of the consummation of the Merger, to the receipt of the requisite approval of the Transaction Proposals by the holders of Odyssey Common Stock. The “Odyssey Shareholder Approval” means (a) with respect to the Odyssey Share Issuance and the Odyssey Assumed Warrants Issuance, the affirmative vote of a majority of the votes cast by Odyssey Shareholders present in person or represented by proxy at the Odyssey Shareholders Meeting and entitled to vote thereon, and (b) with respect to the Odyssey Articles Amendment, the affirmative vote of Odyssey Shareholders holding a majority of the voting power of the issued and outstanding shares of Odyssey Common Stock entitled to vote thereon at the Odyssey Shareholders Meeting. The Odyssey Shareholder Approval constitutes the only votes or approvals of any class or series of Odyssey’s capital stock necessary to approve the Transaction Proposals. The execution and delivery of this Agreement and the Ancillary Agreements to which any Odyssey Party is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of each Odyssey Party. This Agreement has been duly authorized, executed and delivered by each Odyssey Party, and each Ancillary Agreement to which any Odyssey Party is or will be a party as of the Closing Date will be duly authorized, executed and delivered by such Odyssey Party, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, this Agreement and each such Ancillary Agreement constitute the legal, valid and binding obligations of each applicable Odyssey Party, enforceable against such Odyssey Party in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally, and to general equitable principles (regardless of whether considered in a proceeding at Law or in equity).

Section 4.3 Capitalization.

(a) As of the Capitalization Date, the authorized capital stock of Odyssey consists solely of (i) 75,000,000 shares of Odyssey Common Stock, of which 58,368,659 shares were issued and outstanding, and (ii) 24,984,166 shares of preferred stock, par value $0.0001 per share (the “Odyssey Preferred Stock”), of which no shares were issued or outstanding. As of the Capitalization Date, (A) 551,378 shares of Odyssey Common Stock are reserved for issuance pursuant to the 2020 Odyssey Warrants, (B) 4,868,963 shares of Odyssey Common Stock are reserved for issuance pursuant to the 2022 Odyssey Warrants, and (C) 1,365,246 shares of Odyssey Common Stock are reserved for issuance pursuant to the December 2023 Odyssey Warrants. As of the Capitalization Date, (1) 2,584,574 options to acquire shares of Odyssey Common Stock are outstanding pursuant to Odyssey’s employee and director equity compensation plans set forth on Section 4.3(a) of the Odyssey Disclosure Schedule (the “Odyssey Stock Plans”), (2) 212,000 restricted stock units with respect to shares of Odyssey Common Stock are outstanding under the Odyssey Stock Plans, and (3) 193,103 shares of Odyssey Common Stock are reserved for issuance pursuant to the Odyssey Stock Plans. As of the Capitalization Date, 1,841,132 shares of Odyssey Common Stock are reserved for issuance pursuant to the Oceanica Equity Exchange Agreements. All shares of Odyssey Common Stock to be issued pursuant to this Agreement at the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable, and free of any preemptive rights.

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(b) Except for this Agreement, the Ancillary Agreements, the Oceanica Equity Exchange Agreements, stock options or restricted stock units awarded under the Odyssey Stock Plans, and the Odyssey Warrants, there are no stock appreciation, phantom stock, stock based performance unit, profit participation, restricted stock, restricted stock unit, equity based compensation or similar rights with respect to Odyssey, and there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to Odyssey Common Stock or Odyssey Preferred Stock, or obligating Odyssey to issue, deliver or sell, or to cause to be issued, delivered or sold, any shares or other equity interests of Odyssey, including any security convertible into or exercisable for Odyssey Common Stock or Odyssey Preferred Stock. Odyssey is not party to any Contract requiring it to repurchase, redeem or otherwise acquire any shares of Odyssey Common Stock, Odyssey Preferred Stock or any securities convertible into or exchangeable for Odyssey Common Stock or Odyssey Preferred Stock, or to make any investment in any other Person.

(c) Each share of Odyssey Common Stock that has been sold by Odyssey was sold pursuant to registration requirements of the Securities Act or an appropriate exemption therefrom. None of the issued and outstanding shares of Odyssey Common Stock were issued in violation of any preemptive rights, Laws or Orders. Except as set forth on Section 4.3(c) of the Odyssey Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Odyssey Common Stock or any other equity interests in Odyssey.

(d) The shares of Odyssey Common Stock are registered under the Exchange Act and listed and posted for trading on Nasdaq and, except for such registration, listing and trading, Odyssey has not caused any of its securities to be listed or quoted on any other securities exchange or market or to be registered under any other securities Laws.

Section 4.4 Consents and Approvals; No Violations. Subject to the receipt of the Odyssey Shareholder Approval of the Transaction Proposals, the filing of the Certificate of Merger, the filing of any Odyssey Report, and the filing of the Registration Statement and the Proxy Statement/Prospectus, and assuming the accuracy of (x) AOM’s representations and warranties in Section 3.5, and (y) the representations and warranties of AOM, CIC or OML contained in any Ancillary Agreement, neither the execution and delivery of this Agreement by Odyssey or any Ancillary Agreement to which Odyssey is a party, nor the performance by Odyssey of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby will: (a) conflict with, or result in any breach of, any provision of the Organizational Documents of any Odyssey Party; (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, except for any such filing, consent, or approval that is required solely as a result of any facts or circumstances relating to AOM, CIC, OML or any of their respective Affiliates; (c) result in a material violation of, or a material default under (or give rise to any right of termination, cancellation or acceleration under), any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which any Odyssey Party is a party or by which any Odyssey Party or any of their respective assets is bound; (d) result in the creation of any Lien upon any properties or assets of any Odyssey Party (other than Permitted Liens); or (e) violate in any material respect any Law or Order applicable to any Odyssey Party; except, in the case of clauses (b) through (e), for any such filings, consents, approvals, violations or defaults that would not reasonably be expected to have an Odyssey Material Adverse Effect.

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Section 4.5 Financial Statements.

(a) The financial statements (including the notes thereto) contained or incorporated by reference in the Odyssey Reports fairly present, in all material respects, (i) the financial condition of Odyssey as of the respective dates thereof and for the periods presented therein, in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Regulation S-X), and (ii) the consolidated financial position, results of operations, income and cash flows of Odyssey as of the respective dates and for the respective periods indicated therein, except as otherwise noted therein.

(b) Odyssey has established and maintained internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Odyssey’s financial reporting and the preparation of financial statements in accordance with GAAP; and

(c) Odyssey has established and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that material information relating to Odyssey is made known to Odyssey’s principal executive officer and principal financial officer by others within Odyssey.

Section 4.6 No Undisclosed Liabilities. Except as set forth in the consolidated balance sheet of Odyssey included in its Annual Report on Form 10-K for the year ended December 31, 2025, no Odyssey Party has any liabilities or obligations of the type required to be disclosed in a consolidated balance sheet of Odyssey in accordance with GAAP, whether accrued, absolute, contingent or otherwise, and whether arising out of any transaction entered into on or prior to the date hereof, any action or inaction occurring on or prior to the date hereof, any state of facts existing on or prior to the date hereof, or otherwise, except for liabilities or obligations that: (a) were incurred since December 31, 2025, in the Ordinary Course; (b) were incurred since December 31, 2025, pursuant to or in connection with this Agreement or the transactions contemplated hereby; (c) are disclosed in any Odyssey Report; (d) are disclosed in this Agreement or the schedules hereto; or (e) would not reasonably be expected to be material to the applicable Odyssey Party.

Section 4.7 Absence of Certain Changes. Except as set forth on Section 4.7 of the Odyssey Disclosure Schedule or as disclosed in any Odyssey Report, since December 31, 2025, and through the date of this Agreement:

(a) Odyssey has conducted its business in all material respects in the Ordinary Course;

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(b) no Odyssey Party has sold, assigned, transferred, leased, abandoned or otherwise disposed of any properties or assets, in each case, other than in the ordinary course of business;

(c) no Odyssey Material Adverse Effect has occurred; and

(d) no Odyssey Party has taken, or omitted to take, any action that, if taken or omitted after the date of this Agreement, would require AOM’s consent under Section 5.2.

Section 4.8 Real Estate.

(a) None of the Odyssey Parties owns any fee interest in real property.

(b) Section 4.8(b) of the Odyssey Disclosure Schedule sets forth each parcel of real property leased, subleased, licensed, or otherwise used or occupied by Odyssey or any of its Subsidiaries (each, an “Odyssey Leased Real Property”), including the name of the landlord, the name of the entity holding the leasehold interest, and the street address of each Odyssey Leased Real Property.

(c) True, correct and complete copies of all leases, subleases, licenses, amendments, extensions, guaranties and other material agreements relating to the Odyssey Leased Real Properties (each, an “Odyssey Lease” and collectively, the “Odyssey Leases”) have been made available to AOM. Section 4.8(b) of the Odyssey Disclosure Schedule includes a true and complete list of all Odyssey Leases setting forth the date and parties thereto.

(d) The Odyssey Leased Real Properties listed on Section 4.8(b) of the Odyssey Disclosure Schedule constitute all real property owned, leased, occupied or otherwise used in the operation of the businesses of Odyssey and its Subsidiaries.

(e) Except as set forth on Section 4.8(b) of the Odyssey Disclosure Schedule, with respect to each Odyssey Leased Real Property: (i) the applicable Odyssey Lease is legal, valid, binding, enforceable and in full force and effect in all material respects, subject to proper authorization and execution by the other party thereto and to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity; (ii) none of Odyssey or any of its Subsidiaries is in material breach or material default under such Odyssey Lease, and no event or circumstance has occurred that, with notice, the passage of time or both, would constitute such a material breach or material default or permit the termination, modification or acceleration of rent, nor, to the Knowledge of Odyssey, has any such breach or default occurred by the other party or parties thereto; (iii) no security deposit (or portion thereof) under such Odyssey Lease has been applied to satisfy a breach or default that has not been replenished to the extent required under such Odyssey Lease; (iv) neither Odyssey nor any of its Subsidiaries owes any brokerage commissions or finder’s fees in respect of such Odyssey Lease; (v) neither Odyssey nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any portion of such Odyssey Leased Real Property; (vi) neither Odyssey nor any of its Subsidiaries has collaterally assigned or granted any security interest in such Odyssey Lease or any interest therein; and (vii) the possession and quiet enjoyment of such Person under such Odyssey Lease has not been disturbed, and, to the Knowledge of Odyssey, no disputes exist with respect to such Odyssey Lease.

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Section 4.9 Intellectual Property.

(a) Section 4.9(a) of the Odyssey Disclosure Schedule sets forth a true, correct and complete list of all Odyssey Intellectual Property that is registered, applied for, issued or granted under the authority of, with or by any Governmental Entity. The Odyssey Intellectual Property is subsisting, valid and enforceable, and Odyssey or one of its Subsidiaries is the sole and exclusive owner of each item of Odyssey Intellectual Property.

(b) (i) Neither Odyssey nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, and (ii) to the Knowledge of Odyssey, no Person is infringing, misappropriating or otherwise violating any Odyssey Intellectual Property. There are no pending or, to the Knowledge of Odyssey, threatened claims (A) relating to any of the foregoing or (B) challenging the validity, enforceability, scope or ownership of any Intellectual Property brought by Odyssey or any of its Subsidiaries or brought by any Person against the Odyssey Intellectual Property.

(c) Odyssey and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of, and protect against the misuse and misappropriation of, the trade secrets and other confidential information included in the Odyssey Intellectual Property.

(d) Except as set forth on Section 4.9(d) of the Odyssey Disclosure Schedule, the IT Assets currently owned, leased or licensed by the Odyssey Parties (i) have never malfunctioned, broken down, sub-standardly performed or failed in any material respect and (ii) are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access, disablement or erasure or otherwise adversely affect the functionality of such IT Assets. The Odyssey Parties have in place commercially reasonable measures to monitor and protect the integrity and security of such IT Assets (and all information contained therein or transmitted thereby) against any unauthorized use, access, theft, disclosure, misuse, loss, interruption, modification or corruption.

Section 4.10 Litigation; Insolvency.

(a) Except as set forth on Section 4.10 of the Odyssey Disclosure Schedule, during the past three (3) years, there have been no Actions or Orders, and there are no Actions or Orders (including any brought or threatened by or before any Governmental Entity) pending or, to the Knowledge of Odyssey, threatened against any Odyssey Party or relating to any Odyssey Party or any of their respective businesses, assets, properties, or rights, whether at Law or in equity, including any Actions or Orders that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement; provided, however, that the foregoing excludes any Actions or Orders that would not reasonably be expected to be material to the Odyssey Parties, taken as a whole.

(b) Except as set forth on Section 4.10 of the Odyssey Disclosure Schedule, none of the Odyssey Parties has initiated or filed any Action against any Person that remains pending as of the date of this Agreement.

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(c) No act or proceeding has been taken by or against any Odyssey Party in connection with its dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement or for the appointment of a trustee, receiver, manager or other administrator of such Odyssey Party or any of its properties or assets nor, to the Knowledge of Odyssey, is any such act or proceeding threatened.

Section 4.11 Odyssey Material Contracts. The Odyssey Material Contracts (other than those terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects and enforceable against Odyssey and, to the Knowledge of Odyssey, against the other parties thereto, assuming the due authorization, execution and delivery by such other parties, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity. To the Knowledge of Odyssey, no event or condition exists under any Odyssey Material Contract that constitutes a material violation, material breach or event of default thereunder by Odyssey, or that, with or without notice or the passage of time, would reasonably be expected to have an Odyssey Material Adverse Effect.

Section 4.12 Tax Returns; Taxes. Except (x) to the extent the below would not reasonably be expected to have, individually or in the aggregate, an Odyssey Material Adverse Effect, or (y) as set forth on Section 4.12 of the Odyssey Disclosure Schedule:

(a) All Tax Returns required to be filed with any Governmental Entity by, or on behalf of, Odyssey in the past three (3) years have been filed when due (giving effect to all extensions) in accordance with all applicable Law, and all such Tax Returns are true, accurate and complete in all material respects.

(b) In the past three (3) years, each of Odyssey and its Subsidiaries has paid (or has had paid on its behalf) to the appropriate Governmental Entity all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which Odyssey ordinarily records items on its books and records. Since the date the most recent Odyssey Report was filed, neither Odyssey nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c) Neither Odyssey nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Taxes, in each case that has not since expired.

(d) There are no written claims for additional unpaid Taxes that have been asserted within the last three (3) years against Odyssey or any of its Subsidiaries, and no proposals or deficiencies for any Taxes of Odyssey are being asserted, proposed or threatened, nor is any audit or investigation of any Tax Return of Odyssey underway, pending or threatened and to the knowledge of Odyssey and its Subsidiaries, no such audit or investigation is being contemplated.

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(e) In the past three (3) years, Odyssey and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely remitted to the relevant Governmental Entity.

(f) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to AOM or any of its Subsidiaries which rulings remain in effect.

(g) During the two (2)-year period ending on the date of this Agreement, neither Odyssey nor its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed, in whole or in part, by Section 355 of the Code.

(h) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Odyssey or its Subsidiaries.

(i) In the past five (5) years, no claim has been made in writing by any taxing authority in a jurisdiction where Odyssey or its Subsidiaries do not file Tax Returns that Odyssey or its Subsidiaries are or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(j) Odyssey has no outstanding stock as determined for U.S. federal income Tax purposes other than the Odyssey Common Stock.

(k) Neither Odyssey nor its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Odyssey or its Subsidiaries was the common parent, (ii) is party to any Tax sharing, indemnification, allocation or similar Agreement or obligation (other than any such agreement solely between the Odyssey and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the Odyssey or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor by Contract or otherwise by operation of Law.

(l) Neither Odyssey nor its Subsidiaries is or has in the past five (5) years been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(m) Neither Odyssey nor any of its Subsidiaries has taken any action nor knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(n) Notwithstanding anything contained in this Section 4.12, Odyssey (and its Subsidiaries) makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis, or other Tax attributes that Odyssey (and its Subsidiaries) may have.

Section 4.13 Environmental Matters. Except as would not reasonably be expected to have an Odyssey Material Adverse Effect:

(a) Odyssey and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws.

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(b) The Odyssey Parties have obtained all Environmental Permits required for the occupancy of their respective facilities and the operation of their businesses. The transactions contemplated by this Agreement will not result in or trigger the termination, modification, revocation, or right of termination or cancellation under any such Environmental Permits.

(c) No Hazardous Substances have been disposed of, arranged to be disposed of, Released or transported in violation of any applicable Environmental Law or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Odyssey or any of its Subsidiaries.

(d) Neither Odyssey nor any of its Subsidiaries has assumed, undertaken or provided an indemnity with respect to, or otherwise become subject to, any obligation or liability of any other Person relating to any Hazardous Substance or Environmental Laws.

(e) Neither Odyssey nor any of its Subsidiaries has received any written notice from any Governmental Entity or any other Person stating that Odyssey or any of its Subsidiaries is subject to any pending Action or Order, or any actual or alleged liability or obligation (i) arising under any Environmental Law, including any arising out of any act or omission of Odyssey, any Subsidiary, or any of their respective Representatives or (ii) relating to any Hazardous Substance, including any Action, Order, or any actual or alleged liability or obligation arising out of the ownership, use, control or operation by Odyssey or any Subsidiary of any facility, site, area or property from which there has been an actual or alleged Release of any Hazardous Substance.

Section 4.14 Licenses and Permits. Section 4.14 of the Odyssey Disclosure Schedule sets forth a true, correct and complete list of (a) all material licenses, permits, approvals, authorizations and consents (collectively, “Odyssey Licenses”) held by Odyssey and its Subsidiaries and (b) all pending applications, submissions or requests therefor. Odyssey and its Subsidiaries own or possess all material Odyssey Licenses necessary to conduct their respective operations as presently conducted and as proposed to be conducted. All such Odyssey Licenses held by Odyssey or any of its Subsidiaries are in full force and effect, and neither Odyssey nor any of its Subsidiaries has received any written notice of suspension, revocation, cancellation, termination or non-renewal with respect to any such Odyssey License. Each pending application, submission or request for an Odyssey License has been made in accordance with applicable Law in all material respects, and to Odyssey’s Knowledge, there exists no fact, circumstance or condition that would reasonably be expected to result in the denial of any such application.

Section 4.15 Employee and Labor Matters.

(a) Neither Odyssey nor any of its Subsidiaries is party to or otherwise bound by, or is in the process of negotiating, any labor agreements, collective bargaining agreements and any other labor-related agreements or arrangements with any union or other labor organization. No employee of Odyssey nor any of its Subsidiaries is represented by any union, works council or other labor organization and, to the Knowledge of Odyssey, there have been no union organizing activities in the past three (3) years.

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(b) There is not now in existence, nor has there been during the past three (3) years, any pending or, to the Knowledge of Odyssey, threatened: (i) strike, slowdown, stoppage, picketing or lockout against or affecting Odyssey or any of its Subsidiaries; or (ii) labor-related demand for representation. Except as set forth on Section 4.15(b) of the Odyssey Disclosure Schedule, there is not now in existence any pending or, to the Knowledge of Odyssey, threatened, and in the past three (3) years there has been no, material Action alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to Odyssey, any of its Subsidiaries or any Odyssey Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel. Odyssey and its Subsidiaries are, and for the past three (3) years have been, in material compliance with all applicable Laws respecting employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, workers’ compensation, labor relations, employee leave issues, and unemployment insurance.

(c) In the last three (3) years, neither Odyssey nor any of its Subsidiaries has entered into a settlement agreement with a current or former officer, employee or independent contractor of Odyssey or any of its Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of Odyssey or any of its Subsidiaries at the level of Vice President or above. To the Knowledge of Odyssey, in the last three (3) years, no allegations of sexual harassment have been made against any officer or employee of Odyssey or any of its Subsidiaries at a level of Vice President or above.

(d) Odyssey and its Subsidiaries are, and for the past three (3) years have been, in material compliance with all notice and other requirements under the WARN Act.

(e) Section 4.15(e) of the Odyssey Disclosure Schedule sets forth, as of the date hereof, all material Odyssey Benefit Plans. Odyssey has made available to AOM the plan document (or a written summary, if unwritten) of each material Odyssey Benefit Plan.

(f) Neither Odyssey nor any of its Subsidiaries has any direct or contingent liability with respect to any plan subject to Title IV of ERISA. Each Odyssey Benefit Plan has been administered, funded and operated in compliance in all material respects with its terms and all applicable Laws, and all contributions required to be made with respect to any Odyssey Benefit Plan on or before the date hereof have been made. No actions, suits or claims (other than routine claims for benefits) are pending or, to the Knowledge of Odyssey, threatened, involving any Odyssey Benefit Plan.

(g) Neither Odyssey nor any of its Subsidiaries has any direct or contingent liability nor any obligation to provide post-employment pension, medical, life insurance nor any other benefit of any nature to any individual under applicable labor, employment, or collective bargaining agreements, or pursuant to any social security, healthcare and tax Laws.

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Section 4.16 International Trade & Anti-Corruption Matters.

(a) Neither Odyssey nor any of its Subsidiaries, nor any of their respective Representatives: (i) is a Sanctioned Person; (ii) has violated or is in violation of any Trade Control Laws, or has engaged, or is engaging in, any conduct reasonably expected to result in it being designated as a Sanctioned Person; (iii) has engaged in or is engaged in any dealings or transactions, directly or indirectly, with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country; or (iv) is otherwise in violation of Sanctions.

(b) Odyssey, its Subsidiaries, and each of their respective Representatives are, and during the past five (5) years, have been, in compliance with Anti-Money Laundering Laws and Anti-Corruption Laws.

(c) Neither Odyssey nor any of its Subsidiaries, nor any of their respective Representatives, have, during the past five (5) years, (i) directly or indirectly used any corporate funds for any contributions, gifts, entertainment, or other unlawful expenses related to any political activity; or (ii) directly or indirectly made, offered, promised, authorized, requested or accepted any bribe, rebate, payoff, influence payment, or given or received any money or anything of value, to or from any Government Official or any other Person.

(d) Odyssey and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with Anti Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws.

(e) Odyssey and its Subsidiaries maintain written policies, procedures and internal controls designed to prevent, deter and detect violations of Anti Corruption Laws, and maintains procedures and internal controls designed to prevent, deter and detect violations of Anti-Money Laundering Laws and Trade Control Laws. During the past seven (7) years, neither Odyssey nor any of its Subsidiaries has, in connection with its business, received any notice or is otherwise aware of any Action, Order, allegation or other communication from any Governmental Entity or other Person, made any voluntary or involuntary disclosure to any Governmental Entity, or conducted any internal investigation or audit, relating to any actual or potential violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or Trade Control Laws.

Section 4.17 Certain Fees. Except as set forth on Section 4.17 of the Odyssey Disclosure Schedule, Odyssey has not incurred, or shall incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 4.18 Insurance. Odyssey and its Subsidiaries maintain insurance policies, including directors’ and officers’ liability insurance policies, providing coverage that is customary and sufficient for businesses of the size and type operated by Odyssey and its Subsidiaries. Odyssey has maintained directors’ and officers’ liability insurance coverage for its directors and officers on a continuous basis for the past six (6) years. All such insurance policies are in full force and effect, all premiums required to be paid with respect to periods through the Closing Date have been (or will be) timely paid in all material respects, and such insurance policies will continue in full force and effect in all material respects as they apply to any matter, action or event relating to Odyssey or any of its Subsidiaries occurring on or prior to the Closing Date, in each case except as would not reasonably be expected to have an Odyssey Material Adverse Effect.

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Neither Odyssey nor any of its Subsidiaries has received any written notice of cancellation, termination, reduction in coverage or denial of any material claim under any such insurance policy, except as would not reasonably be expected to have an Odyssey Material Adverse Effect. There is no pending material claim by Odyssey or any of its Subsidiaries under any such insurance policy for which coverage has been denied or disputed by the applicable insurer (other than pursuant to a customary reservation of rights).

Section 4.19 Affiliate Transactions. Except as described in the Odyssey Reports or in connection with this Agreement or the Ancillary Agreements, there are no material transactions, agreements, arrangements or understandings between any Odyssey Party, on the one hand, and (i) any director or officer of such Odyssey Party or (ii) any stockholder beneficially owning more than five percent (5%) of the outstanding equity securities of such Odyssey Party, or any Affiliate of any of the foregoing, on the other hand.

Section 4.20 Information Supplied. None of the information supplied or to be supplied by any Odyssey Party for inclusion in, or incorporation by reference into, the Registration Statement or the Proxy Statement/Prospectus will, (a) in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC (and any amendment or supplement thereto) and at the time it becomes effective under the Securities Act, or (b) in the case of the Proxy Statement/Prospectus, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the Odyssey Shareholders and at the time of the Odyssey Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, in each case subject to any qualifications or limitations expressly set forth in the materials provided by Odyssey or included in the Registration Statement, the Proxy Statement/Prospectus or Odyssey Reports. Notwithstanding the foregoing, no Odyssey Party makes any representation, warranty or covenant with respect to: (i) statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus to the extent based on information supplied by, or on behalf of, AOM, CIC or OML for inclusion or incorporation therein; or (ii) any projections or forecasts included in the Registration Statement or the Proxy Statement/Prospectus.

Section 4.21 Compliance with Laws.

(a) Each Odyssey Party is, and has been for the past three (3) years, in compliance with all Laws and Orders in each case applicable to its business, operations, assets or properties, except for any noncompliance that would not reasonably be expected to be material to the Odyssey Parties, taken as a whole. No Odyssey Party has received any written notice alleging, and no Odyssey Party has been charged with, any material violation of any such Laws or Orders.

(b) None of the Odyssey Parties has received any written notices or other written correspondence from any Governmental Entity (A) regarding any material violation (or any Action involving allegations of any material violation) of any Law or (B) of any circumstances that may have existed or currently exist which could reasonably be expected to lead to a loss, suspension, or modification of, or a refusal to issue, any material Odyssey License. To the Knowledge of Odyssey, no Action involving allegations of any material violation of any Law is threatened.

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Section 4.22 Organization of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof, and has no assets, liabilities or obligations of any nature other than those incidental to its formation and those arising pursuant to this Agreement and the other transactions contemplated hereby.

Section 4.23 SEC Filings; Nasdaq.

(a) Odyssey has filed with or furnished to the SEC all Odyssey Reports.

(b) As of the date of filing (and as of the date of any amendment), each Odyssey Report complied, and each Odyssey Report filed between the date hereof and the Closing will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable.

(c) As of their respective filing dates (or, if amended or superseded prior to the date hereof, as of the date of such amendment or superseding filing), and except as revised, corrected, superseded by or disclosed in any subsequent filing prior to the date hereof, the Odyssey Reports were, and any Odyssey Reports filed after the date hereof will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes- Oxley Act, as applicable. The Odyssey Reports did not, and any Odyssey Reports filed after the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Except as corrected by any subsequent filing prior to the date hereof, each Odyssey Report that is a registration statement (as amended or supplemented, if applicable), filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Except as disclosed in the Odyssey Reports, for the past three (3) years, Odyssey has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq, including the requirements for continued listing of Odyssey Common Stock on Nasdaq. There are no actions, suits or proceedings pending or, to the Knowledge of Odyssey, threatened or contemplated, and Odyssey has not received any notice from Nasdaq or the SEC, regarding the revocation of such listing or the delisting of Odyssey Common Stock from Nasdaq or the SEC.

(f) Odyssey maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) reasonably designed to ensure that all material information required to be disclosed by Odyssey in the reports it files under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Odyssey’s SEC filings and other public disclosure documents, and to enable the certifications required under Sections 302 and 906 of the Sarbanes - Oxley Act. Odyssey also maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

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(g) Odyssey is, and has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable provisions of the Exchange Act and the Securities Act that, under the terms of such provisions and applicable SEC guidance (including the applicable compliance dates), are applicable to Odyssey.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of AOM. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, except (i) as otherwise contemplated by this Agreement or the Ancillary Agreements, (ii) as consented to by Odyssey in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by the terms of any Contract, or (iv) as set forth in Section 5.1 of the AOM Disclosure Schedule:

(a) AOM shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct their activities in a manner consistent with their nature and stage of development, and to use commercially reasonable efforts to (i) preserve intact their present business organizations, (ii) keep available the services of their directors, officers and key consultants and other advisors, and (iii) maintain existing relationships with any business relations.

(b) AOM shall not, and shall cause its Subsidiaries not to, take any of the following actions:

(i) amend or otherwise change any of their Organizational Documents;

(ii) issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests, or issue or sell, or authorize the issuance or sale of, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, any such equity interests, or enter into any Contract with respect to the foregoing, in each case except for the issuance and sale of equity securities in connection with the Bridge Financing and the PIPE Investment (including the issuance of shares of AOM Common Stock upon conversion of the Bridge Debentures and any additional shares of AOM Common Stock issuable pursuant to the anti-dilution provisions of the Anti-Dilution Agreement);

(iii) split, combine, redeem, reclassify, purchase or otherwise acquire any membership interests, shares of capital stock or other equity interests;

(iv) declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests (whether in cash, assets, stock or other securities), or otherwise make any payments to any stockholder in its capacity as such;

(v) sell, lease, license, permit to lapse, transfer, abandon or otherwise dispose of any of their properties or assets that are material to their businesses;

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(vi) amend in any adverse respect, terminate or extend any AOM Contract or AOM Lease, or enter into any Contract or Lease that would have constituted an AOM Contract or AOM Lease if entered into prior to the date hereof (other than renewals, extensions or terminations in the ordinary course of business customary for a company at a comparable stage of development);

(vii) (A) incur any Indebtedness; or (B) make any loans or advances to any Person;

(viii) (A) grant or agree to grant to any employee, officer, or director of AOM or any Subsidiary any increase in wages, salary, bonus, severance, profit-sharing, retirement, deferred compensation, change-in-control, retention, insurance or other compensation or benefits; (B) make any bonus or incentive payments to any employee or officer; or (C) enter into any new employment agreement;

(ix) (A) make, change or rescind any Tax election; (B) settle or compromise any claim, notice, audit report or assessment in respect of any Taxes; (C) file any amended Tax Return or claim any Tax refund; (D) surrender any right to claim any Tax refund; (E) enter into any Tax allocation, Tax sharing, Tax indemnity or similar agreement, or any closing agreement relating to Taxes (other than agreements entered into in connection with the organizational, administrative, or compliance activities of AOM and its Subsidiaries and not primarily related to Taxes); (F) fail to pay any Taxes when due, other than Taxes being contested in good faith through appropriate proceedings with adequate reserves established in accordance with GAAP; (G) request any Tax ruling from a Governmental Entity; or (H) consent to any extension or waiver of any statute of limitations applicable to any Tax claim or assessment;

(x) cancel or forgive any Indebtedness owed to AOM or any Subsidiary (other than Indebtedness owed by AOM or any Subsidiary to AOM or any other Subsidiary);

(xi) except as required by Law or GAAP, make any material change in the financial or Tax accounting methods, principles or practices of AOM or any Subsidiary (or change any annual accounting period);

(xii) grant, create or consent to the creation of any Lien (other than Permitted Liens) on any assets or Leased Real Properties of AOM or its Subsidiaries;

(xiii) waive, release, assign, settle or compromise any material rights, claims, suits, actions, audits, reviews, hearings, proceedings, investigations or litigation (whether civil, criminal, administrative or investigative);

(xiv) other than in the ordinary course of business customary for a company at a comparable stage of development, make or incur any capital expenditures;

(xv) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than assets acquired in the ordinary course of business customary for a company at a comparable stage of development;

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(xvi) enter into any new line of business;

(xvii) adopt or effect any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than the Merger and the transactions contemplated by this Agreement;

(xviii) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies consistent with the levels maintained as of the date of this Agreement;

(xix) amend any Ancillary Agreement; or

(xx) authorize, commit or agree to take any of the actions prohibited by this Section 5.1.

Section 5.2 Interim Operations of the Odyssey Parties. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, except (i) as otherwise contemplated by this Agreement or the Ancillary Agreements, (ii) as consented to by AOM in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by the terms of any Contract, or (iv) as set forth in Section 5.2 of the Odyssey Disclosure Schedule:

(a) each Odyssey Party shall use commercially reasonable efforts to conduct its activities in the ordinary course of business, and to use commercially reasonable efforts to (i) preserve intact its present business organizations, (ii) keep available the services of its directors, officers and key consultants and other advisors, and (iii) maintain existing relationships with any business relations;

(b) each Odyssey Party shall not take any of the following actions:

(i) amend or otherwise change its Organizational Documents in a manner that would be materially or disproportionately adverse to the AOM Stockholders (relative to the Odyssey Shareholders);

(ii) issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests, or issue or sell, or authorize the issuance or sale of, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, any such equity interests, or enter into any Contract with respect to the foregoing;

(iii) split, combine, redeem, reclassify, purchase or otherwise acquire any shares of capital stock or other equity interests;

(iv) declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests (whether in cash, assets, stock or other securities), or otherwise make any payments to any stockholder in its capacity as such;

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(v) sell, lease, license, permit to lapse, transfer, abandon or otherwise dispose of any properties or assets that are material to its business;

(vi) amend in any adverse respect, terminate or extend any Odyssey Material Contract or Odyssey Lease, or enter into any Contract or Lease that would have constituted an Odyssey Material Contract or Odyssey Lease if entered into prior to the date hereof (other than renewals, extensions or terminations in the ordinary course of business);

(vii) (A) incur any Indebtedness; or (B) make any loans or advances to any Person;

(viii) (A) grant or agree to grant to any employee, officer, director or independent contractor of Odyssey or any Subsidiary any increase in wages, salary, bonus, severance, profit-sharing, retirement, deferred compensation, change-in-control, retention, insurance or other compensation or benefits; (B) make any bonus or incentive payments to any employee or officer; or (C) enter into any new employment, consulting or other compensation agreement, in each case other than (1) increases required by applicable Law or existing Contracts, (2) annual merit increases consistent with past practice, (3) payments made pursuant to any Odyssey Benefit Plan, or (4) actions taken to fill vacancies in the ordinary course of business;

(ix) (A) make change or rescind any Tax election; (B) settle or compromise any claim, notice, audit report or assessment in respect of any Taxes; (C) file any amended Tax Return or claim any Tax refund; (D) surrender any right to claim any Tax refund; (E) enter into any Tax allocation, Tax sharing, Tax indemnity or similar agreement, or any closing agreement relating to Taxes (other than agreements entered into in the Ordinary Course and not primarily related to Taxes); (F) fail to pay any Taxes when due, other than Taxes being contested in good faith through appropriate proceedings with adequate reserves established in accordance with GAAP; (G) request any Tax ruling from a Governmental Entity; or (H) except in the Ordinary Course, consent to any extension or waiver of the statute of limitations for any Tax claim or assessment;

(x) cancel or forgive any Indebtedness owed to Odyssey or any Subsidiary (other than Indebtedness owed by Odyssey or any Subsidiary to Odyssey or any other Subsidiary);

(xi) except as required by Law or GAAP, make any material change in its financial or Tax accounting methods, principles or practices (or change any annual accounting period);

(xii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than assets acquired in the ordinary course of business;

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(xiii) grant, create or consent to the creation of any material Lien (other than Permitted Liens) on any of its assets or any Odyssey Leased Real Properties;

(xiv) waive, release, assign, settle or compromise any material rights, claims, suits, actions, audits, reviews, hearings, proceedings, investigations or litigation (whether civil, criminal, administrative or investigative);

(xv) other than in the ordinary course of business, make or incur any capital expenditures;

(xvi) enter into any new line of business;

(xvii) adopt or effect any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than the Merger and the transactions contemplated by this Agreement;

(xviii) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies consistent with the levels maintained as of the date of this Agreement;

(xix) amend any Ancillary Agreement; or

(xx) authorize, commit or agree to take any of the actions prohibited by this Section 5.2.

Section 5.3 Commercially Reasonable Efforts. Each of the Parties shall cooperate with one another and use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications, and orders of Governmental Entities required to consummate the transactions contemplated hereby. Each Party shall (a) promptly provide the other Parties with copies of all written communications, and memoranda summarizing the substance of all oral communications, between such Party, any of its Affiliates or its or their respective Representatives, on the one hand, and any Governmental Entity, on the other hand, in each case relating to this Agreement or the transactions contemplated hereby and (b) reasonably cooperate and coordinate with respect to the same.

Section 5.4 Public Announcements. Except as otherwise expressly permitted by this Section 5.4, no Party shall, and each Party shall cause its Affiliates not to, issue or make any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that such consent shall not be required for any public announcement or press release whose content is consistent with that of any prior or contemporaneous public announcement or press release made by any Party in compliance with this Section 5.4. Nothing in this Section 5.4 shall prohibit or limit any Party from making any announcement, statement, or acknowledgment that such Party is required to make pursuant to applicable Law or the rules or requirements of any national securities exchange; provided, however, that, to the extent practicable, the Party making such announcement, statement, or acknowledgment shall furnish a copy thereof to the other Parties prior to its release and shall consider in good faith any reasonable comments provided by such other Parties.

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Section 5.5 Access to Information; Confidentiality. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, and upon reasonable advance notice, each of AOM, on the one hand, and the Odyssey Parties, on the other hand (each, a “Providing Party”), shall provide the other Party and its Representatives (the “Receiving Party”) with reasonable access, during normal business hours, to such Providing Party’s employees, consultants, advisors, facilities (to the extent applicable), books and records as may be reasonably requested by the Receiving Party; provided that: (a) such access shall be provided in a manner that the Providing Party reasonably determines is appropriate to protect the confidentiality of the transactions contemplated by this Agreement; and (b) nothing herein shall require a Providing Party to provide access to, or to disclose any information to, the Receiving Party or its representatives if, in such Providing Party’s good-faith reasonable judgment, such access or disclosure: (i) would cause significant competitive harm to the Providing Party if the transactions contemplated hereby are not consummated; (ii) would result in a waiver of any legal privilege; or (iii) would violate any applicable Law or regulation of any Governmental Entity. All information made available by either Party pursuant to this Section 5.5 shall be treated as confidential information in accordance with the Confidentiality Agreement, the terms of which are hereby incorporated by reference.

Section 5.6 Tax Matters.

(a) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and similar Taxes and fees (including any related penalties and interest) (collectively, “Transfer Taxes”) incurred in connection with this Agreement shall be borne by the Party that is required to pay such Transfer Taxes under applicable Law. The Party required by Law to do so shall file all necessary Tax Returns with respect to such Transfer Taxes and timely pay such Transfer Taxes. Odyssey and AOM shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Tax Laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Tax Laws, the amount of any such Transfer Taxes payable in connection therewith.

(b) Tax Cooperation.

(i) Odyssey and AOM shall cooperate fully, as reasonably requested by the other Party, in connection with the preparation and filing of any Tax Returns of AOM and in any audit, litigation or other proceeding relating to Taxes of AOM. Such cooperation shall include the retention and, upon request, provision of records and information reasonably relevant to such matters, and making employees available on a mutually convenient basis to provide additional information and explanation.

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(ii) Odyssey and AOM shall use reasonable best efforts to obtain, and reasonably cooperate with the other Party in connection with the issuance to Odyssey or AOM of any Tax opinion(s) of counsel (A) required to be issued in connection with the declaration of effectiveness of the Form S-4 by the SEC regarding the U.S. federal income tax treatment of the Merger, or (B) reasonably necessary to confirm (or otherwise permit one or more of the Parties to report the Merger consistently with) the Intended Tax Treatment, in each case, including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of Odyssey or of AOM, as applicable) that contain customary representations reasonably necessary or appropriate for such counsel in connection with the issuance of such opinions. For the avoidance of doubt, the Tax opinion of counsel provided in this Section 5.6(b)(ii)(B) shall not be construed as a condition to the obligations of any Party to consummate the transactions contemplated by this Agreement.

(c) FIRPTA Certificate. At or prior to the Closing, AOM shall deliver to Odyssey (i) a certificate certifying that AOM is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897 of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code, and (ii) a notice to the IRS prepared in accordance with Treasury Regulations Section 1.897-2(h)(2) (together, the “FIRPTA Certificate”).

(d) Tax Treatment. For U.S. federal (and applicable state and local) income tax purposes, the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (with this Agreement being adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3) and, together with certain other transactions occurring in connection with the transaction contemplated by the Agreement, as a transaction described under Section 351(a) of the Code (the “Intended Tax Treatment”). No Party shall take any action that would cause the Merger to fail to qualify for the Intended Tax Treatment (and no Party shall fail to take any action that would cause the Merger to fail to qualify as a transaction described under Section 351(a) of the Code), and each Party shall cause all Tax Returns relating to the Merger to be filed on a basis that is consistent with the treatment of the Merger as a transaction described under Section 351(a) of the Code, in each case, unless otherwise required by a change in applicable Law or a “determination” as defined in Section 1313(a) of the Code.

Section 5.7 Directors’ and Officers’ Indemnification.

(a) From and after the Closing, Odyssey shall, and shall cause each of its Subsidiaries to (i) indemnify, defend and hold harmless each of their current or former directors, officers, managers, employees, agents and fiduciaries (each, an “Indemnified Person”) (in all of their capacities) against any and all Losses incurred in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such Person is or was a director, officer, manager, employee, agent or fiduciary of Odyssey or any of its Subsidiaries or is or was serving at the request of Odyssey or any of its Subsidiaries as a director, officer, manager, employee, agent or fiduciary of any other Person (in each case, including in respect of any action or omission of any such Person in any such capacity), whether asserted or claimed before, at or after the Closing (including with respect to acts or omissions occurring in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and the consummation of such transactions), and provide advancement of expenses to the Indemnified Persons, in all such cases to the greatest extent that such Persons are

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indemnified or have the right to advancement of expenses before the Closing by Odyssey or any of its Subsidiaries, whether pursuant to the Organizational Documents of Odyssey or any of its Subsidiaries, individual indemnity agreements or otherwise, and such rights shall survive the consummation of the transactions contemplated hereby and shall continue in full force and effect in accordance with the terms of the Organizational Documents of Odyssey or any of its Subsidiaries and such individual indemnity agreements as each exists before the Closing from the Closing Date until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Person and (ii) without limitation of clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect until the expiration of the applicable statute of limitations the provisions regarding elimination of liability of any Indemnified Person, and indemnification of and advancement of expenses to any Indemnified Person contained in the Organizational Documents of Odyssey or any of its Subsidiaries.

(b) Odyssey shall, prior to the Closing, obtain and fully pay for (x) a “go-forward” directors’ and officers’ liability insurance policy to cover the post-Closing directors and officers of Odyssey and (y) “tail” insurance policies to Odyssey’s and AOM’s existing directors’ and officers’ liability insurance policies, with coverage for a period of six (6) years following the Closing, covering the Indemnified Persons and any individual who, at or prior to the Effective Time, was a director or officer of AOM (collectively, with such individual’s heirs, executors and administrators, the “AOM Covered Persons”) for claims arising out of acts or omissions occurring at or prior to the Effective Time. Such tail policies shall (i) provide coverage and amounts that are not less favorable to the Indemnified Persons and the AOM Covered Persons than those under Odyssey’s or AOM’s existing policies, as applicable, and (ii) contain terms and conditions that are no less advantageous to the Indemnified Persons and the AOM Covered Persons than Odyssey’s or AOM’s existing policies, as applicable.

(c) Notwithstanding anything to the contrary herein, the obligations of Odyssey and its Subsidiaries under this Section 5.7 shall be binding upon the successors and assigns of Odyssey and its Subsidiaries. In the event that Odyssey, any of its Subsidiaries or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then in each case Odyssey shall ensure, as a condition to such transaction, that the surviving or acquiring Person expressly assumes and agrees to honor the indemnification, advancement, exculpation and related obligations set forth in this Section 5.7 for the benefit of the Indemnified Persons.

(d) The obligations of Odyssey and its Subsidiaries under this Section 5.7 shall survive the Closing and shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person without the prior written consent of such affected Indemnified Person. It is expressly agreed that each Indemnified Person is an intended third-party beneficiary of this Section 5.7 and shall be entitled to enforce its terms.

(e) Nothing in this Agreement is intended to, nor shall it, release, waive or impair any rights of any Indemnified Person under any directors’ and officers’ liability insurance policy that is or has been in effect with respect to Odyssey or Merger Sub. The indemnification and advancement rights provided under this Section 5.7 are in addition to, and not in substitution for, any such insurance coverage.

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Section 5.8 Form S-4; Proxy Statement/Prospectus.

(a) Subject to the completion and availability of the financial statements, pro forma financial information and other information required to be included pursuant to the Securities Act, the Exchange Act, and the rules and regulations of the SEC, including Regulation S-X and Regulation S-K (each as interpreted by the staff of the SEC), Odyssey shall use commercially reasonable efforts to, as promptly as reasonably practicable following the execution and delivery of this Agreement, and in any event within thirty (30) days after the date hereof, prepare and file with the SEC a registration statement on Form S-4 (together with all amendments and supplements thereto, the “Registration Statement”) to register under the Securities Act the (x) shares of Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II (including the shares of Odyssey Common Stock issuable pursuant to the conversion of Odyssey New Preferred Shares) and (y) Odyssey Assumed Warrants and Odyssey Assumed Warrant Shares, which Registration Statement shall include a proxy statement/prospectus (together with all amendments and supplements thereto, the “Proxy Statement/Prospectus”) relating to the transactions contemplated by this Agreement and the Ancillary Agreements. The Proxy Statement/Prospectus shall be sent to the holders of Odyssey Common Stock in definitive form in connection with the Odyssey Shareholder Meeting, all in accordance with Odyssey’s Organizational Documents, applicable Law, and the rules and regulations of the SEC and Nasdaq. Without limitation, the Proxy Statement/Prospectus shall (i) solicit proxies from the holders of Odyssey Common Stock to vote at the Odyssey Shareholder Meeting in favor of (A) the adoption of this Agreement and the approval of the transactions contemplated hereby, (B) the Odyssey Share Issuance, (C) the Odyssey Assumed Warrants Issuance, (D) the Odyssey Articles Amendment, and (E) any other proposals deemed necessary or desirable by the Parties to consummate the transactions contemplated hereby (collectively, the “Transaction Proposals”), (ii) include financial and other information regarding the transactions contemplated hereby in accordance with Regulation 14A under the Exchange Act, and (iii) constitute a prospectus of Odyssey that complies with the provisions of the Securities Act relating to the Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II. The Registration Statement and the Proxy Statement/Prospectus shall comply in form and substance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder. Odyssey shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the transactions contemplated hereby. As promptly as reasonably practicable following the date on which the Registration Statement becomes effective, Odyssey shall mail the Proxy Statement/Prospectus to the holders of Odyssey Common Stock of record as of the record date established by the Odyssey Board. AOM shall furnish to Odyssey all information regarding AOM and its Affiliates reasonably requested for inclusion in the Registration Statement or the Proxy Statement/Prospectus or any amendment or supplement thereto and shall otherwise reasonably cooperate in its preparation, filing and distribution. Without limitation, AOM shall reasonably cooperate with Odyssey in connection with the preparation of (x) any required historical financial statements of AOM and its Affiliates and (y) any required pro forma financial information, in each case in accordance with Regulation S-X (as interpreted by the staff of the SEC). AOM shall pay, or promptly reimburse Odyssey for, all filing fees required to be paid to the SEC in connection with the filing of the Registration Statement and any amendments thereto, and all reasonable fees and expenses of any proxy solicitor engaged by Odyssey in connection with the transactions contemplated by this Agreement. Each of Odyssey and AOM shall promptly notify

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the other upon receipt of any comments from the SEC or any request for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus and shall provide the other with copies of all related correspondence. Each Party shall use its commercially reasonable efforts to respond as promptly as practicable to any SEC comments on the Registration Statement or the Proxy Statement/Prospectus. AOM shall cause its officers to be reasonably available to Odyssey and its counsel in connection with the drafting of the Registration Statement and the Proxy Statement/Prospectus and in responding in a timely manner to any comments from the SEC.

(b) Prior to filing the Registration Statement or the Proxy Statement/Prospectus (preliminary or definitive) or any material amendment or supplement thereto with the SEC, Odyssey shall make available drafts thereof to AOM, shall provide AOM with a reasonable opportunity to comment on such drafts, shall consider such comments in good faith, and shall accept all reasonable additions, deletions or changes proposed by AOM. Odyssey shall provide written notice (email permitted) to AOM upon filing the Registration Statement or the Proxy Statement/Prospectus or any amendment, supplement or SEC response related thereto. Odyssey shall promptly notify AOM of (i) the time when the Registration Statement or the Proxy Statement/Prospectus or any amendment or supplement thereto is filed with the SEC, (ii) the time when the Registration Statement has become effective, (iii) in the event of SEC review, oral or written notice of completion of such review, (iv) the issuance of any stop order by the SEC suspending the effectiveness of the Registration Statement or the initiation or threat of any proceeding for such purpose, (v) any request by the SEC for amendment of the Registration Statement or the Proxy Statement/Prospectus, (vi) any comments from the SEC and Odyssey’s responses thereto, and (vii) any requests by the SEC for additional information. Odyssey shall respond promptly to any SEC comments on the Registration Statement and the Proxy Statement/Prospectus, and Odyssey and AOM shall each use their commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable.

(c) If, at any time prior to the Odyssey Shareholder Meeting, any information is discovered that should be included in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that the Registration Statement or the Proxy Statement/Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Odyssey shall promptly file with the SEC and, to the extent required, transmit to the Odyssey Shareholders an appropriate amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus containing such information. If, at any time prior to the Odyssey Shareholder Approval being obtained, AOM becomes aware of any information, event or circumstance relating to AOM or any of its Affiliates, officers, directors or employees that should be disclosed in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus for the same purpose, AOM shall promptly inform Odyssey of such information, event or circumstance.

(d) Odyssey shall use its reasonable best efforts to (i) cause the shares of Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II to be approved for listing on Nasdaq upon issuance, and (ii) make all necessary and appropriate filings with Nasdaq and take all other steps reasonably required prior to the Closing Date to effect such listing.

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Section 5.9 Odyssey Shareholder Meeting.

(a) Odyssey shall, as promptly as reasonably practicable, establish a record date (which shall be mutually agreed with AOM) for, and duly call, give notice of, convene and hold, a meeting of Odyssey Shareholders (the “Odyssey Shareholder Meeting”) to vote on the Transaction Proposals, as soon as practicable following the declaration of effectiveness of the Registration Statement by the SEC; provided that Odyssey may postpone or adjourn the Odyssey Shareholder Meeting on one (1) or more occasions if the Odyssey Board determines in good faith that such postponement or adjournment is necessary to solicit additional proxies or obtain approval of the Transaction Proposals or to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the Odyssey Shareholders within a reasonable amount of time in advance of the Odyssey Shareholder Meeting. Odyssey shall use its commercially reasonable efforts to obtain the approval of the Transaction Proposals, including by soliciting proxies as promptly as reasonably practicable in accordance with applicable Law and Odyssey’s Organizational Documents. Odyssey, acting through the Odyssey Board, shall recommend to its shareholders that they vote in favor of the Transaction Proposals (the “Odyssey Board Recommendation”) and shall include the Odyssey Board Recommendation in the Proxy Statement/Prospectus, in each case unless an Adverse Recommendation Change has been made in accordance with Section 5.10.

(b) Notwithstanding anything to the contrary contained in this Agreement (including any Adverse Recommendation Change), unless this Agreement is terminated in accordance with Section 8.1, the obligations of Odyssey under this Section 5.9 shall continue in full force and effect; provided, however, that nothing in this Section 5.9(b) shall be deemed to limit, waive, delay or otherwise affect Odyssey’s right to terminate this Agreement in accordance with Section 8.1. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with Section 8.1, the Transaction Proposals shall be submitted to the Odyssey Shareholders for approval at the Odyssey Shareholder Meeting whether or not (i) the Odyssey Board shall have effected an Adverse Recommendation Change or (ii) any Alternative Proposal or Superior Proposal shall have been publicly proposed or announced or otherwise submitted to Odyssey or any of its Representatives.

Section 5.10 Non-Solicit; Change in Recommendation.

(a) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, each Party agrees that it shall not, and shall cause each of its respective Affiliates (excluding, for clarity, any Odyssey Shareholder) and Subsidiaries and its and their respective directors and officers not to, and shall not authorize or knowingly permit its or their other Representatives to, directly or indirectly: (i) solicit, initiate, knowingly encourage, or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (ii) engage in, continue, or otherwise participate in any discussions or negotiations with, or disclose any non-public information or data relating to, such Party or any of its Affiliates or Subsidiaries to, or afford access to the properties, books, or records of such Party or any of its Affiliates or Subsidiaries to, or otherwise knowingly cooperate with, assist, facilitate, or encourage any efforts by, any third party that has made, or could reasonably be expected to make, an Alternative Proposal; provided, however, that this clause (ii) shall not prohibit such Party or its

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Representatives from contacting the Person or any of such Person’s Representatives that has made such Alternative Proposal solely to clarify the terms of such Alternative Proposal, in order to inform itself about such Alternative Proposal, and not for the purpose of engaging in discussions or negotiations regarding such Alternative Proposal; (iii) approve, authorize, execute, or enter into any oral or written agreement, including any confidentiality agreement, letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar agreement, providing for or that could reasonably be expected to lead to an Alternative Proposal (an “Acquisition Agreement”); (iv) with respect to Odyssey, withdraw, modify, qualify, or change, or publicly propose to withdraw, modify, qualify, or change, in a manner adverse to AOM, the Odyssey Board Recommendation, or publicly recommend, approve, or adopt, or propose publicly to recommend, approve, or adopt, any Alternative Proposal, or fail to include the Odyssey Board Recommendation in the Proxy Statement/Prospectus in accordance with Section 5.9(a) (any action described in this clause (iv), an “Adverse Recommendation Change”); or (v) otherwise propose, resolve, or agree to take any of the foregoing actions. In addition, AOM and Odyssey shall, and shall cause their respective Affiliates and Subsidiaries and their respective Representatives, acting in such capacity, to (A) immediately cease and cause to be terminated any solicitation, encouragement, discussions, or negotiations with any Person relating to an Alternative Proposal and to request that any such Person promptly return or destroy all confidential information concerning (1) AOM or any of its Subsidiaries or (2) Odyssey or any of its Subsidiaries, as applicable, and (B) not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party that relates to an Alternative Proposal.

(b) Notwithstanding anything to the contrary in Section 5.10(a), if at any time prior to obtaining Odyssey Shareholder Approval, (i) Odyssey receives a bona fide written Alternative Proposal, (ii) the Odyssey Board, after consultation with its financial advisors and outside legal counsel, determines reasonably and in good faith that such Alternative Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal, and (iii) such Alternative Proposal did not result from a material breach of this Section 5.10, then Odyssey may (A) furnish information, including non-public information, relating to Odyssey and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations with such Person regarding such Alternative Proposal; provided, however, that Odyssey shall not, and shall use commercially reasonable efforts to cause its Representatives not to, disclose any such non-public information unless Odyssey has entered into, or contemporaneously enters into, a customary confidentiality agreement with such Person containing confidentiality provisions that are no less restrictive with respect to such Person than the provisions of the Confidentiality Agreement are with respect to AOM.

(c) In addition to its other obligations under this Section 5.10, Odyssey shall promptly advise AOM at first orally and promptly thereafter in writing, and in any event no later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry, or other contact relating to an Alternative Proposal is received by Odyssey, if any information is requested from Odyssey, and if any discussions or negotiations are sought to be initiated with Odyssey in connection therewith (whether or not received in writing). Such notice shall identify the Person making such proposal, offer, inquiry, or contact and describe the material terms and conditions of any such proposal or offer, or the nature of any inquiry or contact. Odyssey shall thereafter keep AOM reasonably informed, on a reasonably current basis, of any material developments with respect to the status or terms of any such proposals, offers, inquiries, or requests, and shall promptly provide AOM with copies of any material written communications or documents received by, or delivered by Odyssey to, any third party making an Alternative Proposal that relate thereto, as well as the status of any related discussions or negotiations.

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(d) Notwithstanding the foregoing, if Odyssey receives a bona fide written Alternative Proposal that the Odyssey Board, after consultation with its financial advisors and outside legal counsel, determines reasonably and in good faith constitutes a Superior Proposal, then, at any time prior to obtaining Odyssey Shareholder Approval, the Odyssey Board may, if it determines reasonably and in good faith after consultation with outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, effect an Adverse Recommendation Change with respect to such Superior Proposal or cause Odyssey to terminate this Agreement in accordance with Section 8.1(e); provided, however, that Odyssey shall not effect any such Adverse Recommendation Change or termination of this Agreement until five (5) Business Days after Odyssey has delivered to AOM a written notice (an “Odyssey Notice”) advising that the Odyssey Board or a committee thereof has received a Superior Proposal, specifying in reasonable detail the material terms and conditions of such Superior Proposal and identifying the Person or group making such Superior Proposal. During such five (5) Business Day period, AOM shall have the right, but not the obligation, to negotiate in good faith with Odyssey, at the request of AOM, with respect to any alternative transaction or modification to the terms of this Agreement that would permit the Odyssey Board to avoid effecting such Adverse Recommendation Change or termination of this Agreement in a manner consistent with its fiduciary duties. Any material change to the financial or other material terms of a Superior Proposal shall require delivery of a new Odyssey Notice and the commencement of a new two (2) Business Day period pursuant to this Section 5.10(d). Notwithstanding the foregoing, Odyssey shall not be entitled to effect an Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.1(e) unless Odyssey and its Representatives have complied in all material respects with Section 5.10(a).

(e) For purposes of this Agreement:

(i) “Alternative Proposal” means any inquiry, proposal, or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than AOM or Odyssey, as applicable, relating to any of the following, in each case other than the transactions contemplated by this Agreement: (A) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of twenty percent (20%) or more of the equity interests of Odyssey or AOM, as applicable; (B) any merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution, or other similar transaction involving Odyssey or AOM, as applicable, that is structured to permit such Person or group to acquire beneficial ownership of at least twenty percent (20%) of the equity interests of Odyssey or AOM, as applicable; or (C) any direct or indirect sale, lease, exchange, transfer, license, acquisition or other disposition of all or substantially all of the assets of Odyssey or AOM, as applicable.

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(ii) “Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Odyssey Board on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by the Odyssey Board as of the date hereof), which event or circumstance, or any consequence thereof, becomes known to the Odyssey Board prior to the time at which Odyssey receives the Odyssey Shareholder Approval; provided, however, that in no event shall any of the following constitute an Intervening Event: (A) the receipt or existence of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Alternative Proposal, or (B) any change in stock price or trading volume of Odyssey Common Stock or the fact, in and of itself, that Odyssey meets or exceeds internal or published estimates, projections or forecasts for any period (provided, that the facts or causes underlying or contributing to such change, or to the meeting or exceeding (or failure to meet or exceed, as applicable) such estimates, projections or forecasts shall not be excluded by this clause (B)).

(iii) “Superior Proposal” means a bona fide written Alternative Proposal that the Odyssey Board determines reasonably and in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable, from a financial point of view, to the holders of Odyssey Common Stock than the transactions contemplated by this Agreement, taking into account all legal, financial, regulatory, timing, and other factors deemed relevant by the Odyssey Board acting reasonably and in good faith (including the identity of the Person making such proposal and the conditions thereto, including any financing aspects of the proposal, and the likelihood and timing of consummation); provided, however, that for purposes of this definition of “Superior Proposal,” the term “Alternative Proposal” shall have the meaning set forth in Section 5.10(e)(i), except that references to “twenty percent (20%)” therein shall be deemed to be references to “eighty percent (80%).”

(f) Notwithstanding anything in this Section 5.10 to the contrary, the Odyssey Board may, at any time prior to obtaining Odyssey Shareholder Approval, effect an Adverse Recommendation Change in response to an Intervening Event if the Odyssey Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Odyssey shall deliver to AOM written notice at least three (3) Business Days prior to effecting such Adverse Recommendation Change, which notice shall state Odyssey’s intention to effect such Adverse Recommendation Change and describe in reasonable detail the reasons therefor, including the material facts and circumstances relating to the applicable Intervening Event. During such three (3) Business Day period, Odyssey shall consider in good faith any proposal by AOM to amend the terms and conditions of this Agreement in a manner that would permit the Odyssey Board to avoid effecting such Adverse Recommendation Change consistent with its fiduciary duties.

(g) Nothing in this Agreement shall prohibit or restrict Odyssey or the Odyssey Board from making or issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or from complying with Rule 14d-9, Rule 14e-2, or any other applicable provision of the Exchange Act or other applicable Law with respect to any Alternative Proposal, if the Odyssey Board determines reasonably and in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, any public statement that merely describes Odyssey’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not constitute an Adverse Recommendation Change.

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(h) Any determination, decision or action (or failure to act) by or on behalf of Odyssey or the Odyssey Board relating to, arising out of or in connection with this Section 5.10, any Alternative Proposal, any Superior Proposal, or any Adverse Recommendation Change, including the granting of any approval, consent, permission or waiver, or the consideration, evaluation, negotiation, determination of, comment on or consultation with respect to any such matter (and, in each case, phrases of like import), may be made by, or at the direction of, the Odyssey Special Transaction Committee.

Section 5.11 Section 16 of the Exchange Act. Prior to the Closing, the Odyssey Board, or an appropriate committee thereof composed solely of non-employee directors, shall adopt resolutions consistent with the interpretive guidance of the SEC providing that the acquisition of Odyssey Common Stock pursuant to this Agreement by any officer or director of AOM who is expected to become a “covered person” of Odyssey for purposes of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 5.12 Termination of Agreements. AOM shall take all actions necessary to terminate, at or prior to the Effective Time, each agreement, arrangement or understanding (whether written or oral) between AOM or any of its Subsidiaries, on the one hand, (a) any record or beneficial owner of equity securities of AOM or any of its Subsidiaries, (b) any immediate family member of any Person described in clause (a), or (c) any Affiliate of, or any entity directly or indirectly controlled by, any Person described in clauses (a) or (b), on the other hand, other than any agreement, arrangement or understanding set forth on Section 5.12 of the AOM Disclosure Schedule, in each case in a manner that results in AOM and its Subsidiaries having no continuing liability or obligation with respect to any such agreement, arrangement or understanding following the Effective Time.

Section 5.13 AOM Stockholder Approval.

(a) As promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement is declared effective under the Securities Act (the “AOM Written Consent Deadline”), AOM shall obtain and deliver to Odyssey a true and correct copy of the adoption and approval of this Agreement and the transactions contemplated hereby by the AOM Stockholders acting by written consent in lieu of a meeting, taken in accordance with the applicable provisions of the DGCL and AOM’s Organizational Documents, and in form and substance reasonably satisfactory to Odyssey, approving this Agreement, the Ancillary Agreements to which AOM is or will be a party and the transactions contemplated hereby and thereby (including the Merger), duly executed by the AOM Stockholders constituting the Requisite AOM Approval (the “AOM Written Consent”). The execution and delivery of the AOM Written Consent by such AOM Stockholders shall constitute the Requisite AOM Approval.

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(b) Reasonably promptly following receipt of the Requisite AOM Approval, and in any event no later than ten (10) days thereafter, AOM shall prepare and mail a notice (the “AOM Stockholder Notice”) to every AOM Stockholder that did not execute the AOM Written Consent. The AOM Stockholder Notice shall (i) be a statement to the effect that the AOM Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of AOM and the AOM Stockholders and approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) provide the AOM Stockholders to whom it is sent with notice of the actions taken in the AOM Written Consent, including the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby, in accordance with Section 228(e) of the DGCL and AOM’s Organizational Documents, and (iii) include a description of the appraisal rights of AOM Stockholders available under Section 262 of the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the AOM Stockholders in accordance with this Section 5.13(b) shall be subject to Odyssey’s advance review and reasonable approval.

Section 5.14 Transaction Litigation. Each of Odyssey and AOM shall cooperate with the other and use commercially reasonable efforts in the defense or settlement of any third-party Action relating to the transactions contemplated by this Agreement that is brought or threatened in writing against (a) Odyssey and/or any of its directors or officers or (b) AOM and/or any of its directors or officers. Such cooperation shall include: (i) keeping the other Party reasonably and promptly informed of any material developments in connection with any such Action; (ii) providing the other Party with a reasonable opportunity to participate in the defense or settlement of such Action and to consider in good faith any suggestions of the other Party in connection therewith; (iii) utilizing counsel reasonably acceptable to the Parties (such acceptance not to be unreasonably withheld, conditioned, or delayed); and (iv) refraining from compromising, settling, consenting to the entry of any order, or entering into any agreement with respect to any such Action without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned, or delayed).

Section 5.15 Bridge Financing and PIPE Investment.

(a) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, AOM shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, maintain in effect and consummate the PIPE Investment in accordance with the PIPE Subscription Agreement, including to: (i) keep in full force and effect, and not cancel, terminate or permit to lapse, any commitments or obligations of any PIPE Investor under the PIPE Subscription Agreement; (ii) negotiate, execute and deliver any ancillary agreements, instruments, certificates or other documents contemplated by, or reasonably necessary or advisable to consummate, the PIPE Investment on the terms set forth in the PIPE Subscription Agreement; (iii) satisfy on a timely basis (or seek a waiver of) all conditions precedent to the funding, issuance, conversion, closing and/or other consummation of the PIPE Investment set forth in the PIPE Subscription Agreement (the “Financing Conditions”) that are within AOM’s or any of its Affiliates’ control, and reasonably cooperate with Odyssey in connection with the satisfaction of any other Financing Conditions; (iv) if all Financing Conditions (other than those to be satisfied at the applicable closing and subject to their satisfaction at such closing) have been satisfied or waived, consummate the PIPE Investment concurrently with the Closing as and when required by the PIPE Subscription Agreement; (v) consult with Odyssey in good faith regarding

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the timing and mechanics of the closings for the PIPE Investment; (vi) deliver notices and other communications to the PIPE Investors sufficiently in advance of the Closing to permit timely funding of the PIPE Investment as early as permitted under the PIPE Subscription Agreement; (vii) cause each PIPE Investor to fund or deliver its applicable portion of the PIPE Investment to (or as directed by) AOM (or, if applicable, to an escrow agent designated in the PIPE Subscription Agreement) in accordance with the PIPE Subscription Agreement; (viii) ensure that, from the funding of the Bridge Financing through the Closing, AOM shall not incur expenditures in amounts that would reasonably be expected to cause the condition set forth in Section 6.3(e)(ii) to not be satisfied; and (ix) upon reasonable request of Odyssey, confirm with the PIPE Investors their intent and ability to perform and the availability of the PIPE Investment, subject only to satisfaction or waiver of the applicable Financing Conditions.

(b) Unless otherwise approved in writing by Odyssey (which approval may be granted or withheld in Odyssey’s sole discretion), AOM shall not agree to, permit or implement any amendment, restatement, replacement, supplement or other modification of, or any waiver or consent under, any Subscription Agreement that would: (i) (A) modify the purchase price per share payable under any PIPE Subscription Agreement or (B) modify the economic terms applicable to the Bridge Debentures in a manner adverse to AOM or Odyssey; (ii) reduce, cap or otherwise adversely affect the aggregate committed amount of the PIPE Investment (it being understood that AOM shall provide Odyssey prompt written notice of any termination by, or withdrawal or commitment reduction of, any PIPE Investor, whether permitted under the PIPE Subscription Agreement (if and to the extent applicable) or otherwise); (iii) impose any new or additional conditions, expand or modify any conditions precedent, or otherwise adversely affect the likelihood, timing or ability of AOM to consummate the PIPE Investment as contemplated by this Agreement and the PIPE Subscription Agreement; (iv) provide any Bridge Investor or PIPE Investor with any material post-Closing right with respect to AOM, the Surviving Corporation or Odyssey (including any board designation right, veto right, consent right, information right or registration right not contemplated by the Subscription Agreements or otherwise as of the date hereof); or (v) otherwise reasonably be expected to prevent, delay, impede or impair the Closing or the consummation of the PIPE Investment. AOM shall promptly (and in any event within two (2) Business Days) deliver to Odyssey copies of any amendment, restatement, replacement, supplement, modification, waiver or consent with respect to any Subscription Agreement, and shall not take any action that could reasonably be expected to materially delay or prevent the consummation of the PIPE Investment.

(c) AOM shall enforce its rights under the PIPE Subscription Agreement, including by seeking to cause the PIPE Investors to fulfill their obligations thereunder (and, upon Odyssey’s reasonable request, using commercially reasonable efforts to pursue specific performance or other equitable relief), and shall not release or consent to the release of any PIPE Investor from its obligations thereunder, in each case except with Odyssey’s prior written consent.

(d) AOM shall take all actions required under the Bridge Debentures to cause the Bridge Debentures to convert into shares of AOM Common Stock immediately prior to the Effective Time in accordance with the terms of the Bridge Debentures and the Bridge Subscription Agreements. AOM shall take all actions required under the PIPE Subscription Agreement to timely issue and deliver to the PIPE Investors the shares of AOM Common Stock subscribed for thereunder immediately prior to the Effective Time in accordance with the terms of the PIPE Subscription Agreement. Solely if required by the PIPE Subscription Agreement, Odyssey shall, at or prior to the Closing, execute and deliver the Registration Rights Agreement (as defined in the PIPE Subscription Agreement), and shall, following the Closing, perform its obligations thereunder in accordance with the terms thereof.

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(e) Following the execution of this Agreement, Odyssey shall use commercially reasonable efforts to negotiate and execute a joinder to the engagement letter signed by AOM with Cantor Fitzgerald & Co. in connection with the PIPE Investment.

Section 5.16 NOAA Application Efforts. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, AOM shall use commercially reasonable efforts to diligently prosecute and obtain approval of the NOAA Application, including timely responding to all communications from NOAA, providing requested information, and taking all actions reasonably necessary to advance the NOAA Application. AOM shall keep Odyssey reasonably informed of material developments with respect to the NOAA Application and shall not withdraw the application or accept any condition, restriction, or determination that would reasonably be expected to materially and adversely affect the ability of AOM and its Affiliates to, following the Closing, execute on the business plan and strategy described in the NOAA Application, without Odyssey’s prior written consent (not to be unreasonably withheld, conditioned, or delayed).

Section 5.17 CIC and OML Transactions. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, each of AOM and Odyssey shall (a) use commercially reasonable efforts to maintain each of the CIC Agreements and OML Agreements, as applicable, in full force and effect, (b) not terminate, amend, modify, or waive any material provision of any CIC Agreement or OML Agreement, as applicable, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned, or delayed), (c) perform its obligations under the CIC Agreements and OML Agreements, as applicable, in all material respects in accordance with their terms, and (d) promptly notify the other Party in writing of any material breach, default, or threatened termination of any CIC Agreement or OML Agreement, as applicable, of which it becomes aware.

Section 5.18 Non-Core Asset Transactions.

(a) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, the Parties shall use commercially reasonable efforts to negotiate, document, memorialize and effectuate the transactions and other actions described on Schedule A (the “Non-Core Asset Transactions”). The Non-Core Asset Transactions shall be effected between the date hereof and the Closing, except to the extent that any such transaction or action is specified on Schedule A to occur prior to the filing of the Registration Statement and the Proxy Statement/Prospectus, in which case such transaction or action shall be completed prior to such filing. AOM shall use reasonable best efforts to support Odyssey in connection with its negotiations with third parties in order to finalize the terms and conditions of the Non-Core Asset Transactions as promptly as possible following the date of this Agreement.

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(b) Prior to the Closing, Odyssey shall establish a record date (the “Non-Core Asset Record Date”) for purposes of determining the holders of Odyssey Common Stock entitled to receive beneficial interests in the ORM Trust (as defined on Schedule A). On or prior to the Closing, Odyssey shall either (i) distribute, or cause to be distributed, pro rata to the holders of record of Odyssey Common Stock as of the Non-Core Asset Record Date their respective beneficial interests in the ORM Trust or (ii) deliver, or cause to be delivered, to the trustee(s) of the ORM Trust (or, if applicable, the board or governing body thereof) a true, complete and correct list of such holders and their respective beneficial interests as of the Non-Core Asset Record Date, in each case in accordance with the definitive documentation of the ORM Trust and the Non-Core Asset Transactions.

Section 5.19 Odyssey Reverse Stock Split. Odyssey shall use reasonable best efforts to effect a reverse stock split of the outstanding shares of Odyssey Common Stock consistent with the requirements set forth in Section 2.3(b)(iv) of the PIPE Subscription Agreement, including, to the extent required or deemed appropriate by the Odyssey Board, by seeking shareholder approval thereof (the “Reverse Stock Split”). Without limiting the foregoing, if Odyssey determines to seek shareholder approval of the Reverse Stock Split in connection with Odyssey’s first annual meeting of Odyssey Shareholders occurring after the date of this Agreement (the “Odyssey Annual Meeting”), Odyssey shall include in the proxy statement for the Odyssey Annual Meeting a proposal (the “Reverse Stock Split Proposal”) to approve an amendment to Odyssey’s articles of incorporation to effect the Reverse Stock Split, and shall use commercially reasonable efforts to (a) solicit proxies from Odyssey Shareholders in favor of the Reverse Stock Split Proposal, (b) obtain the requisite shareholder approval for the Reverse Stock Split Proposal at the Odyssey Annual Meeting, and (c) otherwise cause the Reverse Stock Split to become effective as promptly as practicable following receipt of such shareholder approval. For the avoidance of doubt, if the Reverse Stock Split is effected prior to the Effective Time, the Merger Consideration shall be adjusted in accordance with Section 2.5(c) (as specifically provided in the last two sentences thereof) to fully reflect the effect of the Reverse Stock Split.

Section 5.20 Appraisal Waivers. AOM shall, within ten (10) Business Days following the date of this Agreement, take all actions necessary to cause (a) the power of attorney referenced in the subscription agreements between AOM and the AOM Stockholders, dated September 22, 2025, to be duly executed and delivered to effect a waiver of appraisal rights with respect to each AOM Stockholder who has not executed and delivered an Appraisal Rights Waiver as of the date hereof and who did not execute the AOM Written Consent, and (b) each Bridge Investor who has not executed and delivered an Appraisal Rights Waiver as of the date hereof to execute and deliver an Appraisal Rights Waiver in accordance with, and pursuant to the terms of, the applicable Bridge Subscription Agreement.

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ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1 Conditions to Each Party’s Obligations. The obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, Order or other judgment, in each case whether temporary, preliminary or permanent, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger.

(b) Odyssey Shareholder Approval. The Odyssey Shareholder Approval shall have been obtained.

(c) AOM Stockholder Approval. The Requisite AOM Approval shall have been obtained.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) CIC and OML Transactions. (i) The conditions to the closing of each Specified CIC and OML Agreement shall have been satisfied or waived (subject, in the case of any such waiver, to compliance with Section 5.17), or, to the extent any such conditions are required to be satisfied at the closing of such Specified CIC and OML Agreement, shall be capable of being satisfied at such closing, and (ii) each other CIC Agreement and OML Agreement shall remain in full force and effect.

Section 6.2 Conditions to Obligations of AOM. The obligations of AOM to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by AOM) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Odyssey Parties set forth in the first four sentences of Section 4.3(a) (Capitalization) and in Section 4.7(c) (Absence of Certain Changes) shall be true and correct in all respects (other than, in the case of the first four sentences of Section 4.3(a), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of the Odyssey Parties set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.3 (Capitalization) (other than the first four sentences of Section 4.3(a)), Section 4.4(a) (Consents and Approvals; No Violations), Section 4.17 (Certain Fees), and Section 4.22 (Organization of Merger Sub) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of the Odyssey Parties set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Odyssey Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have an Odyssey Material Adverse Effect.

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(b) Performance of Obligations. Each of the Odyssey Parties shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof.

(c) Odyssey Parties Officer’s Certificate. An authorized officer of the Odyssey Parties shall have executed and delivered to AOM a certificate (the “Odyssey Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d).

(d) No Odyssey Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Odyssey Material Adverse Effect that is continuing as of the Closing.

(e) Non-Core Asset Transactions. The Non-Core Asset Transactions shall have been consummated in all material respects in accordance with Schedule A.

Section 6.3 Conditions to Obligations of the Odyssey Parties. The obligations of the Odyssey Parties to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Odyssey Parties) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of AOM set forth in Section 3.3 (Capitalization) (other than the last two sentences thereof), Section 3.4 (AOM Subsidiaries), and Section 3.8(c) (Absence of Certain Changes) shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of AOM set forth in Section 3.1 (Organization), Section 3.2 (Authorization), the last two sentences of Section 3.3 (Capitalization), Section 3.5 (Consents and Approvals; No Violations), and Section 3.19 (Certain Fees) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of AOM set forth in this Agreement shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “AOM Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have an AOM Material Adverse Effect.

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(b) Performance of Obligations. AOM shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof.

(c) AOM Officer’s Certificate. An authorized officer of AOM shall have executed and delivered to the Odyssey Parties a certificate (the “AOM Closing Certificate”) as to compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d).

(d) No AOM Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any AOM Material Adverse Effect that is continuing as of the Closing.

(e) Bridge and PIPE Conditions. (i) The PIPE Investment shall have been consummated with gross proceeds of not less than $25,000,000, (ii) immediately prior to the Effective Time, after giving effect to the PIPE Investment, AOM shall have a cash balance of not less than $100,000,000, and (iii) immediately prior to the Effective Time, the Bridge Debentures shall have converted into shares of AOM Common Stock in accordance with their terms.

(f) NOAA Application. The NOAA Application shall (i) remain pending and shall not have been withdrawn or denied, or (ii) have been approved or granted by NOAA, and, in either case, no condition, restriction, limitation, or determination imposed or made in connection therewith shall exist that would reasonably be expected to materially and adversely affect the ability of AOM and its Affiliates to, following the Closing, execute on the business plan and strategy described in the NOAA Application.

Section 6.4 Frustration of Closing Conditions. Neither AOM nor any of the Odyssey Parties shall be entitled to rely on the failure of any condition set forth in Section 6.1, Section 6.2, or Section 6.3, as applicable, to the extent such failure resulted from such Party’s failure to perform or comply with any covenant, agreement, or obligation under this Agreement.

ARTICLE VII

CLOSING

Section 7.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall take place by electronic exchange of documents at 8:00 a.m., New York City time, on the fourth (4th) Business Day after the satisfaction or (to the extent permitted by Law) waiver of the conditions to the Parties’ obligations set forth in Article VI (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the Parties. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 7.2 Deliveries by AOM. At the Closing, AOM will deliver or cause to be delivered to Odyssey (unless delivered previously) the following:

(a) the Certificate of Merger, executed by AOM;

(b) the AOM Closing Certificate;

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(c) the FIRPTA Certificate; and

(d) any other document required to be delivered by AOM at Closing pursuant to this Agreement.

Section 7.3 Deliveries by Odyssey. At the Closing, Odyssey will deliver or cause to be delivered to AOM the following:

(a) evidence of the deposit of the Merger Consideration to the Exchange Agent;

(b) the A&R Odyssey Articles;

(c) the Odyssey Closing Certificate; and

(d) any other document required to be delivered by the Odyssey Parties at Closing pursuant to this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Parties;

(b) by Odyssey or AOM if the Merger has not been consummated by the date that is six (6) months following the date of this Agreement (the “Outside Date”); provided, however, that either Odyssey or AOM may, by written notice delivered to the other Party prior to the then-applicable Outside Date, extend the Outside Date for an additional two (2) months, and thereafter, by written notice delivered prior to the then-applicable Outside Date, extend the Outside Date for one (1) additional period of thirty (30) days, and such later date shall, in either case, be deemed the Outside Date for all purposes of this Agreement; provided, further, that any such extension may be effected only if, in the good faith determination of the extending Party, the conditions to Closing set forth in Article VI remain capable of being satisfied or have been waived; provided, further, that if, on the Outside Date (including as it may be extended pursuant to this Section 8.1(b)), all of the conditions to Closing set forth in Article VI have been satisfied or waived (or, in the case of those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on such date), but the Closing does not occur on the Outside Date solely by operation of Section 7.1, then the Outside Date shall automatically be extended to the Business Day immediately following the date on which the Closing is scheduled to occur in accordance with Section 7.1; provided, further, that no Party may terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the Outside Date is primarily attributable to such Party’s failure to perform any covenant or other obligation required to be performed by it under this Agreement at or prior to the Effective Time;

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(c) by Odyssey or AOM if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable and has the effect of making consummation of the transactions contemplated by this Agreement or any Ancillary Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Agreement or any Ancillary Agreement; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to materially fulfill any representation, warranty, covenant or obligation under this Agreement or any Ancillary Agreement or other material action has been the actual or proximate cause of such Order;

(d) by AOM if, prior to the Odyssey Shareholder Approval having been obtained, the Odyssey Board or Odyssey Special Transaction Committee makes an Adverse Recommendation Change in accordance with the terms of this Agreement;

(e) by Odyssey if (i) the Odyssey Board or the Odyssey Special Transaction Committee authorizes Odyssey or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Acquisition Agreement providing for the consummation of a Superior Proposal in accordance with Section 5.10, (ii) concurrently with the termination of this Agreement, Odyssey, subject to complying with the terms of Section 5.10, enters into such definitive Acquisition Agreement providing for the consummation of a Superior Proposal, and (iii) prior to or concurrently with such termination, Odyssey pays (or causes to be paid) to AOM the Odyssey Termination Payment due in accordance with Section 8.3(a);

(f) by Odyssey or AOM if the Transaction Proposals are not approved at the Odyssey Shareholder Meeting (including any adjournments or postponements thereof) at which the approval of this Agreement is sought;

(g) by the Odyssey Parties if AOM has breached any of its representations, warranties, covenants or other agreements in this Agreement, or any such representation or warranty becomes untrue or inaccurate after the date hereof, in each case where: (i) such breach, untruth or inaccuracy would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied as of the Closing (a “Terminating AOM Breach”); and (ii) such Terminating AOM Breach is not cured within twenty (20) days after written notice thereof from the Odyssey Parties (describing the breach in reasonable detail), or is incapable of being cured prior to the Outside Date; provided, that no Odyssey Party is then in material breach of its own representations, warranties, covenants or other obligations under this Agreement which would give rise to a failure of Section 6.2(a) or Section 6.2(b);

(h) by AOM if any Odyssey Party has breached any of its representations, warranties, covenants or other agreements in this Agreement, or any such representation or warranty becomes untrue or inaccurate after the date hereof, in each case where: (i) such breach, untruth or inaccuracy would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied as of the Closing (a “Terminating Odyssey Breach”); and (ii) such Terminating Odyssey Breach is not cured within twenty (20) days after written notice thereof from AOM (describing the breach in reasonable detail), or is incapable of being cured prior to the Outside Date; provided, that AOM is not then in material breach of its own representations, warranties, covenants or other obligations which would give rise to a failure of Section 6.3(a) or Section 6.3(b); and

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(i) by the Odyssey Parties if AOM does not deliver to Odyssey the AOM Written Consent constituting the Requisite AOM Approval on or prior to the AOM Written Consent Deadline.

Section 8.2 Procedure and Effect of Termination. In the event of a termination of this Agreement pursuant to Section 8.1 by the Odyssey Parties, on the one hand, or by AOM, on the other hand, written notice of such termination shall be delivered to the other Parties, specifying the provision of this Agreement pursuant to which such termination is made. Upon such termination, this Agreement shall become void and of no further force or effect, and no Party shall have any liability hereunder; provided, however, that: (a) this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or any willful and intentional breach of any covenant or obligation contained in this Agreement.

Section 8.3 Odyssey Termination Payment.

(a) In the event that: (i) this Agreement is terminated (x) by AOM pursuant to Section 8.1(d), or (y) by Odyssey pursuant to Section 8.1(e); or (ii) this Agreement is terminated (x) by either Odyssey or AOM pursuant to Section 8.1(f) or (y) by AOM pursuant to Section 8.1(h) as a result of a willful and intentional breach by Odyssey of its covenants hereunder (and at such time the Odyssey Shareholder Approval has not been obtained), and (A) after the date of this Agreement but before the Odyssey Shareholder Meeting an Alternative Proposal with respect to Odyssey shall have been publicly made or publicly proposed or communicated to Odyssey or to the Odyssey Shareholders generally (and not withdrawn), and (B) within twelve (12) months after such termination Odyssey shall have entered into a definitive Contract providing for the consummation of an Alternative Proposal; provided that for purposes of this clause (B) all references in the definition of Alternative Proposal to 20% shall instead refer to 50%; then Odyssey shall pay to AOM, in cash by wire transfer of same-day funds to an account or accounts designated by AOM, a nonrefundable fee in the amount of $2,200,000 (the “Odyssey Termination Payment”), which shall be paid (1) in the case of a termination by AOM pursuant to clause (i)(x) above, within one (1) Business Day after termination of this Agreement, (2) in the case of a termination by Odyssey pursuant to clause (i)(y) above, prior to or simultaneously with such termination, or (3) in the case of a termination pursuant to clause (ii) above, upon the earlier of the entry into a definitive Contract to consummate, or the consummation of, an Alternative Proposal.

(b) If Odyssey fails to pay when due any amount payable under this Section 8.3, then Odyssey shall reimburse AOM for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by AOM of its rights under this Section 8.3.

(c) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Odyssey be obligated to pay more than one (1) Odyssey Termination Payment.

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(d) Notwithstanding anything to the contrary in this Agreement, AOM’s right to receive payment of the Odyssey Termination Payment pursuant to Section 8.3(a) shall, in circumstances in which the Odyssey Termination Payment is payable hereunder and is paid in full (absent fraud or any willful and intentional breach of this Agreement), be deemed to be liquidated damages (and not a penalty) and shall, except as set forth in this Section 8.3(d), be the sole and exclusive monetary remedy of AOM against Odyssey and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or assignees or successors (collectively, “Odyssey Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Odyssey Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, whether in equity or at Law, in contract, in tort or otherwise. For the avoidance of doubt, while AOM may pursue both a grant of specific performance and the payment of the Odyssey Termination Payment (in each case in accordance with the terms of this Agreement), under no circumstances shall AOM be permitted or entitled to receive both a grant of specific performance and the Odyssey Termination Payment.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.

Section 9.2 Fees and Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection with the transactions contemplated hereby and this Agreement shall be paid by the Party incurring or required to incur such fees or expenses.

Section 9.3 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (a) when delivered in person, or when transmitted by e-mail; (b) on the next Business Day if sent by overnight courier; or (c) on the second succeeding Business Day if sent by registered or certified mail (postage prepaid, return receipt requested). Such notices and communications shall be sent to the Parties at the following addresses (or to such other address as a Party may designate by notice to the other Parties in accordance with this Section 9.3):

If to the Odyssey Parties, to:

Odyssey Marine Exploration, Inc.
Attention:	Legal Department
Email:	legal@odysseymarine.com

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

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599 Lexington Avenue
New York, NY 10022
Attention:	Rory B. O’Halloran
Christopher Glenn
Email:	Rory.OHalloran@aoshearman.com
Christopher.Glenn@aoshearman.com

If to AOM, to:

American Ocean Minerals Corporation 400 North Ashley Dr.
Suite 1900
Tampa, FL 33602
Attention:	Philip Plough
Email:	pplough@aomusa.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 3200, Bay Adelaide Centre – North Tower, 40 Temperance Street
Toronto, Ontario M5H 0B4
Attention: Jonathan Sherman
Email: jsherman@cassels.com and

Gibson, Dunn & Crutcher LLP 200 Park Avenue, New York, NY 10166
Attention: John Gaffney
Email: jgaffney@gibsondunn.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 9.4 Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable under any applicable Law or public policy, the remaining terms, conditions and provisions of this Agreement shall remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not materially adversely affected with respect to any Party. Upon such determination, the Parties shall negotiate in good faith to amend this Agreement so as to effect, to the maximum extent possible, the original intent of the Parties in a manner that is valid, legal and enforceable and that permits the transactions contemplated hereby to be consummated as originally contemplated.

Section 9.5 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, directly or indirectly (including by operation of Law), this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Parties.

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Section 9.6 No Third-Party Beneficiaries. Except as expressly provided in Section 5.7 and Section 9.18, this Agreement is solely for the benefit of (a) AOM and its successors and permitted assigns with respect to the obligations of the Odyssey Parties, and (b) the Odyssey Parties and their respective successors and permitted assigns with respect to the obligations of AOM, and nothing in this Agreement shall confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right.

Section 9.7 Section Headings. The Article and Section headings contained in this Agreement are for reference purposes only, are not part of this Agreement, and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.8 Consent to Jurisdiction, Etc.. Each Party, and any Person asserting rights as a third-party beneficiary (to the extent permitted under this Agreement), irrevocably agrees that any Legal Dispute shall be brought exclusively in the state courts of the State of New York located in the Borough of Manhattan in the City of New York or, if federal jurisdiction exists, in the federal courts of the United States located in the Borough of Manhattan in the City of New York. Each such Person hereby irrevocably submits to the exclusive jurisdiction of such courts (and the appropriate appellate courts therefrom) and waives, to the fullest extent permitted by applicable Law, any objection to the laying of venue in such courts or any claim that such forum is inconvenient. During the pendency of any Legal Dispute filed in accordance with this Section 9.8, all actions, suits or proceedings relating to such Legal Dispute (including any counterclaim, cross-claim or interpleader) shall be subject to the exclusive jurisdiction of such court. Each Party and any Person asserting rights as a third-party beneficiary irrevocably waives, and shall not assert as a defense in any Legal Dispute, that: (a) such Person is not subject to the jurisdiction of such courts; (b) such action, suit or proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such action, suit or proceeding is brought in an inconvenient forum; or (e) the venue is improper. A final judgment in any Legal Dispute described in this Section 9.8, following expiration of the period permitted for appeal (and subject to any stay during appeal), shall be conclusive and may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY, AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any Legal Dispute relating to this Agreement or the transactions contemplated hereby.

Section 9.9 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, whether written or oral, relating to such subject matter, including (x) the letter agreement between Odyssey and AOM dated as of October 8, 2025, and (y) the non-binding term sheet between Odyssey and AOM dated as of February 13, 2026. Each Party acknowledges and agrees that, in entering into this Agreement, it has not relied on any promises, assurances, statements or representations, written or oral, other than those expressly set forth in this Agreement (including the Schedules and Exhibits hereto) or the Ancillary Agreements.

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Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (without regard to any conflict of Laws or choice of Laws rules or principles that would cause or permit the application of the Laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 9.11 Specific Performance. The Parties acknowledge that the rights of each Party to consummate the transactions contemplated by this Agreement are unique and that, in the event of any breach of this Agreement, monetary damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, each Party agrees that, in addition to any other rights and remedies available at law or in equity, the non-breaching Party shall be entitled to seek specific performance, injunctive relief and other equitable remedies (without the posting of any bond or other security) to enforce the terms of this Agreement, including to compel the performance of obligations or covenants hereunder. Each Party agrees that the only permitted objection it may raise in response to an action seeking equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 9.12 Counterparts; Electronic Signatures. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by e-mail (including .pdf or other electronic format) or other electronic transmission shall be as effective as delivery of a manually executed counterpart.

Section 9.13 Extension and Waiver. At any time prior to the Closing, the Odyssey Parties, on the one hand, and AOM, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such Party contained herein.

Section 9.14 Amendment. This Agreement may be amended by the Parties at any time by execution and delivery of an instrument in writing signed by each of the Parties, or in the case of a waiver by a Party, signed by the Party to whom such right hereunder inures; provided, however, that after the Odyssey Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by the Odyssey Shareholders without such approval having been obtained.

Section 9.15 AOM Acknowledgements. AOM acknowledges that it has conducted its own independent review and analysis of the Odyssey Parties and their respective Subsidiaries and has been provided reasonable access to information for such purpose. AOM further acknowledges that it has relied solely on (a) its own investigation and analysis and (b) the representations and warranties of the Odyssey Parties expressly set forth in Article IV and the certificates delivered pursuant hereto, in each case as qualified by the Odyssey Disclosure Schedule. Except for the representations and warranties expressly set forth in Article IV and such certificates, no Odyssey Party or any of their respective Subsidiaries, Affiliates or Representatives has made, and none of AOM or any Person on behalf of AOM has relied upon, any representation or warranty, express or implied, written or oral, with respect to the Odyssey Parties or their

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respective Subsidiaries or Affiliates, any information made available in connection with this Agreement, or the transactions contemplated hereby. AOM expressly disclaims any reliance on projections, forecasts or other forward-looking information, except as expressly set forth in such representations and warranties. No Odyssey Party or any of their respective Subsidiaries or Affiliates shall have any liability to AOM arising from any information made available in connection with this Agreement, except to the extent (and subject to the terms of this Agreement) arising from the representations and warranties expressly set forth in Article IV and the certificates delivered pursuant hereto, as qualified by the Odyssey Disclosure Schedule. Notwithstanding the foregoing, nothing in this Agreement shall limit any claim of AOM with respect to fraud.

Section 9.16 Odyssey Parties Acknowledgements. The Odyssey Parties acknowledge that they have conducted their own independent review and analysis of AOM and its Subsidiaries and have been provided reasonable access to information for such purpose. In entering into this Agreement, each Odyssey Party has relied solely on (a) its own investigation and analysis and (b) the representations and warranties of AOM expressly set forth in Article III and the certificates delivered pursuant hereto, in each case as qualified by the AOM Disclosure Schedule. Except for the representations and warranties expressly set forth in Article III and such certificates, neither AOM nor any of its Subsidiaries, Affiliates or Representatives has made, and no Odyssey Party has relied upon, any representation or warranty, express or implied, written or oral, with respect to AOM or its Subsidiaries or Affiliates, any information made available in connection with this Agreement, or the transactions contemplated hereby. Each Odyssey Party expressly disclaims any reliance on projections, forecasts or other forward-looking information, except as expressly set forth in such representations and warranties. Neither AOM nor any of its Subsidiaries or Affiliates shall have any liability to any Odyssey Party arising from any information made available in connection with this Agreement, except to the extent (and subject to the terms of this Agreement) arising from the representations and warranties expressly set forth in Article III and the certificates delivered pursuant hereto, as qualified by the AOM Disclosure Schedule. Notwithstanding the foregoing, nothing in this Agreement shall limit any claim of any Odyssey Party with respect to fraud.

Section 9.17 Disclosure Schedules. The AOM Disclosure Schedule and the Odyssey Disclosure Schedule have each been prepared and organized, for convenience of reference only, in separate sections corresponding to the sections of this Agreement to which they relate. The representations and warranties set forth in Article III and Article IV of this Agreement are subject to: (a) the exceptions and disclosures set forth in the section of the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, that corresponds to the specific section of Article III or Article IV in which such representation or warranty appears; and (b) any exceptions or disclosures explicitly cross-referenced in such section of the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, to another section thereof. No reference to, or disclosure of, any item or other matter in the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, shall be construed as an admission or indication that such item or matter is material (nor shall it establish any standard of materiality for any purpose), or that such item or matter is required to be disclosed pursuant to this Agreement. The information contained in the AOM Disclosure Schedule and the Odyssey Disclosure Schedule is provided solely for purposes of this Agreement and shall not be deemed to constitute an admission by any Party to any third party of any fact, circumstance, or matter whatsoever, including any violation of Law or breach of any agreement. The AOM Disclosure Schedule and the disclosures contained

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therein are intended solely to qualify and limit the representations, warranties, and covenants of AOM set forth in this Agreement. The Odyssey Disclosure Schedule and the disclosures contained therein are intended solely to qualify and limit the representations, warranties, and covenants of the Odyssey Parties set forth in this Agreement. Nothing contained in the AOM Disclosure Schedule or the Odyssey Disclosure Schedule is intended to expand the scope of, or create any, representation, warranty, or covenant under this Agreement. Matters reflected in the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, are not necessarily limited to matters required by this Agreement to be disclosed therein. Any additional information included is provided for informational purposes only and does not necessarily reflect all matters of a similar nature.

Section 9.18 No Recourse. Except as expressly provided in the Ancillary Agreements, all claims, obligations, liabilities and causes of action (whether in contract, tort, at Law, in equity or otherwise, and whether granted by statute or arising under or in connection with this Agreement or the negotiation, execution or performance hereof, including any representation or warranty made as an inducement hereto) may be asserted only against the Parties, and each such claim is solely the obligation of the Parties. No Person other than a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative, assignee, financial advisor or lender of any Party, or any of the foregoing with respect to any of their respective Affiliates (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract, tort, at Law, in equity or otherwise) for any such claims, obligations, liabilities or causes of action arising under or in connection with this Agreement or its negotiation, execution, performance or breach (except as expressly provided in the Ancillary Agreements). To the maximum extent permitted by Law, each Party hereby waives and releases all such liabilities, claims, causes of action and obligations against all Nonparty Affiliates. Without limiting the foregoing, and to the maximum extent permitted by Law (except as provided in the Ancillary Agreements): (a) each Party waives and releases any and all rights, claims, demands or causes of action that may otherwise be available to seek to disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether pursuant to statute or common-law theories of equity, agency, control, instrumentality, alter ego, domination, single-enterprise, sham, unfairness, undercapitalization or similar doctrines; and (b) each Party disclaims any reliance on any Nonparty Affiliate with respect to any performance obligation under this Agreement or any representation or warranty made in, in connection with, or as an inducement to, this Agreement.

Section 9.19 Construction.

(a) Unless the context otherwise requires: (i) references to the plural include the singular and vice versa; (ii) references to any gender include all genders; (iii) “include,” “includes” and “including” shall be deemed to be followed by “without limitation”; (iv) “hereof,” “herein,” “hereunder,” “hereto” and similar terms refer to this Agreement as a whole; (v) “day” or “days” refers to calendar days; (vi) any reference to information, documents or other materials “made available” by AOM means that a true, correct and complete copy was posted to the virtual data room hosted by AOM at least two (2) Business Days prior to the date of this Agreement; and (vii) “year” or “years” refers to calendar years.

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(b) Unless otherwise specified (and solely for disclosure purposes if made available to Odyssey), references in this Agreement to: (i) any document, instrument or agreement (including this Agreement): (A) include all exhibits, schedules and other attachments thereto; (B) include any successor, replacement or predecessor document, instrument or agreement; and (C) mean such document, instrument or agreement as amended, modified or supplemented from time to time in accordance with its terms and in effect at the applicable time; and (ii) any Law mean such Law as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Article, Section, Exhibit and Schedule references are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c) This Agreement shall be construed without regard to any presumption or rule of construction that any ambiguity should be resolved against the drafter, and shall instead be interpreted according to its fair meaning as if drafted jointly by all Parties.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

ODYSSEY MARINE EXPLORATION, INC.

By:	/s/ Mark D. Gordon
Name:	Mark D. Gordon
Title:	Chairman and Chief Executive Officer

OCEANUS MERGER SUB, INC.

By:	/s/ Mark D. Gordon
Name:	Mark D. Gordon
Title:	President

[Signature Page to Agreement and Plan of Merger]

AMERICAN OCEAN MINERALS CORPORATION

By:	/s/ Philip Plough
Name:	Philip Plough
Title:	Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Definitions

For purposes of this Agreement, each of the following terms (including the singular and plural thereof, as applicable) shall have the meaning set forth below:

“2020 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $3.99 per share.

“2022 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $3.35 per share.

“A&R Odyssey Articles” has the meaning set forth in the recitals.

“Accredited Investor” has the meaning ascribed to such term in Rule 501(a) promulgated under the Securities Act.

“Acquisition Agreement” has the meaning set forth in Section 5.10(a).

“Actions” means any judicial, administrative, or arbitral actions, mediations, suits, litigations, arbitrations, claims, grievances, complaints, proceedings (public or private), audits, inquiries, investigations, demands, notices, or reviews by or before any Governmental Entity.

“Adverse Recommendation Change” has the meaning set forth in Section 5.10(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person.

“Agreement” has the meaning set forth in the preamble.

“Alternative Proposal” has the meaning set forth in Section 5.10(e)(i).

“Ancillary Agreements” means the Confidentiality Agreement, the Exchange Agent Agreement, the CIC Agreements, the OML Agreements and the other documents delivered pursuant to this Agreement.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery, and kickbacks in the public or private sector, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Anti-Dilution Agreement” has the meaning set forth in Section 2.2(b)(ii).

“Anti-Money Laundering Laws” means all Laws concerning or relating to anti-money laundering, terrorist financing, or financial recordkeeping and reporting, including the Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools to Resist, Intercept, and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act), the UK Proceeds of Crime Act 2022, and any similar Laws.

“AOM” has the meaning set forth in the preamble.

“AOM Board” has the meaning set forth in the recitals.

“AOM Closing Certificate” has the meaning set forth in Section 6.3(c).

“AOM Common Stock” means the common stock, par value $0.0001 per share, of AOM.

“AOM Contracts” has the meaning set forth in Section 3.12(a).

“AOM Covered Persons” has the meaning set forth in Section 5.7(b).

“AOM Dissenting Shares” means any shares of AOM Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Merger.

“AOM Intellectual Property” means all Intellectual Property that is owned by AOM or any of its Subsidiaries.

“AOM Lease” has the meaning set forth in Section 3.9(c).

“AOM Leased Real Property” has the meaning set forth in Section 3.9(b).

“AOM Letter of Transmittal” has the meaning set forth in Section 2.5(a).

“AOM Licenses” has the meaning set forth in Section 3.15.

“AOM Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence that, individually or in the aggregate, has a material adverse effect on the business, results of operations or condition (financial or otherwise) of AOM and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute an AOM Material Adverse Effect or be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur: (a) changes in general conditions in the industries in which AOM and its Subsidiaries operate, (b) changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which AOM or any of its Subsidiaries operate, including changes or fluctuations in commodity prices, metal prices, supply or demand for commodities or metals, or related input costs, (c) changes in Law or in GAAP (or other applicable accounting regulations or principles), or in the interpretation or enforcement thereof, (d) the public announcement of this Agreement or the public announcement, pendency or consummation of the transactions contemplated hereby or by the Ancillary Agreements, including (i) the impact thereof on the relationships, contractual or otherwise, of AOM or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and (ii) any facts or circumstances relating to Odyssey or the announcement or other disclosure of Odyssey’s plans or intentions with respect to the conduct of the business of AOM and its Subsidiaries after the Closing (provided, however, that this clause (d) shall not apply to any representation or warranty to the extent the express purpose thereof is to address consequences resulting from the execution, delivery and performance of this

Agreement and any Ancillary Agreements to which AOM is a party or the consummation of the transactions contemplated hereby or by such the Ancillary Agreements), (e) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism (including cyberattacks), or any escalation or worsening thereof, (f) acts of God, weather conditions, calamities, earthquakes, fires, floods, hurricanes, tornadoes or other natural or man-made disasters or force majeure events, (g) any epidemic, pandemic, disease outbreak or other public health emergency, crisis or event, or worsening thereof or responses thereto, (h) any change in AOM’s credit ratings, (i) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, (j) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars, (k) any event, circumstance, change, effect or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or the Ancillary Agreements, or any action taken, or failure to take action, or such other changes, in each case which Odyssey or any of its Affiliates has approved, consented to or requested or otherwise taken or omitted to take, or (l) events, circumstances, changes, effects or conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, the AOM Disclosure Schedule; provided that the underlying facts or occurrences giving rise or contributing to such change, decline or failure in clauses (h) and (i) may be deemed to constitute an AOM Material Adverse Effect or be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition or occurrence referred to in clauses (a), (b), (c), (e), (f), (g) or (j) may be deemed to constitute an AOM Material Adverse Effect, or be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition or occurrence has a disproportionate adverse effect on AOM and its Subsidiaries (without giving effect to the Merger), taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur).

“AOM PIPE Warrant” has the meaning set forth in the recitals.

“AOM PIPE Warrant Agreements” has the meaning set forth in the recitals.

“AOM Specified Stockholders” has the meaning set forth in the recitals.

“AOM Stockholder Notice” has the meaning set forth in Section 5.13(b).

“AOM Stockholders” means the holders of AOM Common Stock.

“AOM Written Consent” has the meaning set forth in Section 5.13(a).

“AOM Written Consent Deadline” has the meaning set forth in Section 5.13(a).

“Balance Sheet Date” means December 31, 2025.

“Bridge Debentures” has the meaning set forth in the recitals.

“Bridge Financing” has the meaning set forth in the recitals.

“Bridge Investors” has the meaning set forth in the recitals.

“Bridge Subscription Agreements” has the meaning set forth in the recitals.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“Capitalization Date” means 5:00 p.m. (New York time) on the date that is two (2) Business Days prior to the date hereof.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“CIC” means CIC Limited, a company formed under the Laws of the Cook Islands.

“CIC Agreements” means, collectively, that certain (a) Revenue Participation Agreement, dated as of February 2, 2026, among CIC, CIC LLC and AOM; (b) General Security Agreement, dated as of March 2, 2026, made by CIC in favor of AOM; (c) Equity Exchange Agreement, to be dated on or after the date hereof, among Odyssey and the shareholders of CIC named therein; (d) Option Agreement, dated as of the date hereof, between CIC LLC and Odyssey; (e) Option Agreement, to be dated on or after the date hereof, among Odyssey and the shareholders of CIC named therein; (f) Note Purchase Agreement, dated as of the date hereof, between CIC LLC and AOM; (g) Convertible Promissory Note, dated as of the date hereof, between CIC LLC and AOM; (h) Pledge Agreement, to be dated on or after the date hereof made by CIC LLC in favor of AOM; (i) Note Purchase Agreement, dated as of the date hereof, between CIC and AOM; (j) Convertible Promissory Note, dated as of the date hereof, between CIC and AOM; (k) General Security Agreement, to be dated on or after the date hereof made by CIC in favor of AOM; (l) Collaboration Memorandum of Understanding, dated as of the date hereof, between AOM and CIC; (m) Sale and Assignment Agreement dated as of April 7, 2026 between Mineral Harvesting Cook Islands, LP and AOM; (n) Sale and Assignment Agreement dated as of April 7, 2026 between Mineral Harvesting Cook Islands II, LP and AOM; and (o) Sale and Assignment Agreement dated as of April 7, 2026 between Provident Trust Group LLC FRO Raphael Diamond Traditional IRA and AOM.

“CIC LLC” means CIC LLC, a Florida limited liability company.

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Closing Date Capitalization Statement” has the meaning set forth in Section 2.1.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of September 23, 2025, by and between Odyssey and AOM.

“Consultant Contract” has the meaning set forth in Section 3.17.

“Consultants” has the meaning set forth in Section 3.17.

“Contract” means any contract, lease, license, indenture, instrument, undertaking or other legally enforceable agreement, oral or written, to which AOM is a party and is bound.

“December 2023 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $2.05 per share.

“DGCL” has the meaning set forth in the recitals.

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Benefit Plan” means “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other retirement, deferred or incentive compensation, bonus, stock purchase, stock option, restricted stock, restricted stock unit, share appreciation right, phantom equity, equity or equity-based, employment, change in control, severance, separation, retention, vacation, paid time off, health or welfare benefit, post-employment welfare fringe benefit, or other benefit or compensation plan, policy, contract, agreement, program, or arrangement.

“Environmental Laws” means all federal, state and local Laws relating to public or worker health and safety, protection of the environment (including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air), pollution, or Hazardous Substances (including exposure to or Release of Hazardous Substances).

“Environmental Permits” means all Licenses applicable to AOM issued pursuant to Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer (in-country), or release of any products, components, commodities, technology, software, or data and import controls, including the Export Administration Regulations and International Traffic in Arms Regulations, each maintained by the Bureau of Industry and Security of the U.S. Department of Commerce and the Directorate of Defense Trade Controls of the U.S. Department of State, respectively, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.3(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.3(a).

“Exchange Agent Fund” has the meaning set forth in Section 2.3(a).

“Exchange Ratio” means 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock.

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Financing Conditions” has the meaning set forth in Section 5.15(a).

“FIRPTA Certificate” has the meaning set forth in Section 5.6(c).

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” shall mean any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, tribunal, arbitrator, legislative body, authority, body or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a non-U.S. jurisdiction.

“Hazardous Substance” means any chemical, material, substance or waste of any kind or nature, whether solid, liquid, gaseous or radioactive, that is or becomes known to be harmful, hazardous, acutely hazardous, toxic, dangerous, carcinogenic, corrosive, flammable, explosive or otherwise poses a risk to human health, safety or the environment, including any substance that is regulated, defined, designated, listed or classified as such, or for which liability or standards of conduct are imposed, under any applicable Environmental Law, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the federal Resource Conservation and Recovery Act of 1976, as amended, and including asbestos and asbestos-containing materials, polychlorinated biphenyls, per - and polyfluoroalkyl substances, petroleum and petroleum products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures, hedging or swap arrangements or similar contracts or instruments, (c) for the deferred purchase price of assets, property, goods or services and with respect to any conditional sale, title retention, consignment or similar arrangements, (d) under capital or finance leases, (e) by which such Person assured a creditor against loss, including letters of credit and bankers’ acceptances, in each case to the extent drawn upon or currently payable and not contingent, (f) for earn-out or contingent payments related to acquisitions or investments, (g) for outstanding severance obligations and any accrued, but unpaid, annual bonus obligations, (h) for unfunded pension or retirement agreements, programs, policies, or other arrangements, (i) in respect of dividends declared or distributions payable, (j) under any interest rate, currency, hedging or other derivative agreement, and (k) in the nature of guarantees of the obligations described in clauses (a) through (j) above of any other Person, in each case excluding intercompany indebtedness.

“Indemnified Person” has the meaning set forth in Section 5.7(a).

“Intellectual Property” means all intellectual property throughout the world, including all of the following: (a) trademarks, service marks, trade names, trade dress, corporate names, logos, Internet domain names, rights in social media identifiers and other indicia of origin (together with the goodwill associated therewith); (b) patents, patent applications and rights in all inventions, and all improvements to the foregoing (whether or not patentable or reduced to practice); (c) copyrights and all other rights in works of authorship (whether or not copyrightable); (d) registrations, applications, renewals, extensions, continuations, divisions or reissues for any of the foregoing; (e) trade secrets and rights in know-how, processes, methods, techniques, inventions, formulae, technologies, algorithms, layouts, designs, protocols, specifications, data compilations and databases, and proprietary rights in confidential information; (f) rights in Software; (g) (h) moral rights; and (h) rights to seek and recover damages or other relief in connection with the infringement, misappropriation or other violation of any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in Section 5.6(d).

“Intervening Event” has the meaning set forth in Section 5.10(e)(ii).

“IT Assets” has the meaning set forth in Section 3.10(d).

“Knowledge” means, with respect to any Party, the actual knowledge of such Party’s executive officers.

“Law” means any law (including common law), statutes, rules, acts, codes, regulations, directive, ordinances, determinations or Orders of, or legally binding guidance issued, entered into, or promulgated by any Governmental Entities.

“Legal Dispute” means any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licenses” means all licenses, permits (including environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions, licenses, deeds of trust, defects in title, contingent rights or other burdens, options or encumbrances.

“March 2023 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $1.10 per share.

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 2.2.

“Merger Sub” has the meaning set forth in the preamble.

“Nasdaq” means the Nasdaq Stock Market LLC.

“NOAA” means the National Oceanic and Atmospheric Administration, an agency of the U.S. Department of Commerce, and any successor Governmental Entity or any office or official thereof having jurisdiction over the NOAA Application.

“NOAA Application” means (a) the NOAA exploration license application for AOM Area-1 LLC, submitted by AOM’s relevant Subsidiary to NOAA on November 26, 2025, including the amended applications submitted on December 18, 2025 and January 30, 2026; and (b) the NOAA exploration license application for AOM Area-2 LLC, submitted by AOM’s relevant Subsidiary to NOAA on December 17, 2025, including the amended application submitted on January 22, 2026, and, in each case, related correspondence with NOAA.

“Non-Core Asset” means Odyssey’s phosphate exploration and development business conducted in Mexico, including the subsea phosphate project located in Mexico’s Exclusive Economic Zone, and all assets, operations, liabilities and equity interests of Odyssey, any of its Subsidiaries and any of their respective Affiliates relating thereto, including Odyssey’s direct and indirect interests in Oceanica Resources Mexico, S. de R.L. de C.V., Phosagmex, S.A.P.I. de C.V., and any successor, subsidiary, joint venture or similar entity holding interests in such project.

“Oceanica Equity Exchange Agreements” mean those certain Amended and Restated Equity Exchange Agreements between Odyssey and certain individuals dated as of June 27, 2025, pursuant to which Odyssey is obligated to issue an aggregate of 1,841,137 shares of Odyssey Common Stock on the terms set forth therein.

“Odyssey” has the meaning set forth in the preamble.

“Odyssey Annual Meeting” has the meaning set forth in Section 5.19.

“Odyssey Articles Amendment” has the meaning set forth in the recitals.

“Odyssey Assumed Warrants” has the meaning set forth in Section 2.4(b).

“Odyssey Assumed Warrants Issuance” has the meaning set forth in the recitals.

“Odyssey Assumed Warrant Shares” has the meaning set forth in Section 2.4(b).

“Odyssey Benefit Plan” means each employee benefit plan (within the meaning of Section 3(3) of ERISA) and each other material employee benefit, compensation, bonus, incentive, equity or equity-based, deferred compensation, retirement, pension, profit-sharing, savings, severance or change-in-control plan, program or arrangement, in each case that is sponsored or maintained by Odyssey or any of its Subsidiaries for the benefit of its current or former employees, officers or directors or with respect to which Odyssey or any of its Subsidiaries has any direct or contingent liability.

“Odyssey Board” has the meaning set forth in the recitals.

“Odyssey Board Recommendation” has the meaning set forth in Section 5.9(a).

“Odyssey Closing Certificate” has the meaning set forth in Section 6.2(c).

“Odyssey Common Stock” means the common stock, par value $0.0001 per share, of Odyssey.

“Odyssey Intellectual Property” means all Intellectual Property that is owned by Odyssey or any of its Subsidiaries.

“Odyssey Lease” has the meaning set forth in Section 4.8(c).

“Odyssey Leased Real Property” has the meaning set forth in Section 4.8(b).

“Odyssey Licenses” has the meaning set forth in Section 4.14.

“Odyssey Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence that, individually or in the aggregate, has a material adverse effect on the business, results of operations or condition (financial or otherwise) of Odyssey and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute an Odyssey Material Adverse Effect or be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur: (a) changes in general conditions in the industries in which Odyssey and its Subsidiaries operate, (b) changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which Odyssey or any of its Subsidiaries operate, including changes or fluctuations in commodity prices, metal prices, supply or demand for commodities or metals, or related input costs, (c) changes in Law or in GAAP (or other applicable accounting regulations or principles), or in the interpretation or enforcement thereof, (d) the public announcement of this Agreement or the public announcement, pendency or consummation of the transactions contemplated hereby or by the Ancillary Agreements, including (i) the impact thereof on the relationships, contractual or otherwise, of Odyssey or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and (ii) any facts or circumstances relating to AOM or the announcement or other disclosure of AOM’s plans or intentions with respect to the conduct of the business of Odyssey and its Subsidiaries after the Closing (provided, however, that this clause (d) shall not apply to any representation or warranty to the extent the express purpose thereof is to address consequences resulting from the execution, delivery and performance of this Agreement and any Ancillary Agreements to which Odyssey is a party or the consummation of the transactions contemplated hereby or by such the Ancillary Agreements), (e) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism (including cyberattacks), or any escalation or worsening thereof, (f) acts of God, weather conditions, calamities, earthquakes, fires, floods, hurricanes, tornadoes or other natural or man-made disasters or force majeure events, (g) any epidemic, pandemic, disease outbreak or other public health emergency, crisis or event, or worsening thereof or responses thereto, (h) any change in Odyssey’s credit ratings, (i) any decline in the market price, or change in trading volume, of any securities of Odyssey, (j) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, (k) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars, (l) any event, circumstance, change, effect or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or the Ancillary Agreements, or any action taken, or failure to take action, or such other changes, in each case which AOM or any of its Affiliates has approved, consented to or requested or otherwise taken or omitted to take, (m) events, circumstances, changes, effects or conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, the Odyssey Disclosure Schedule, or (n) events, circumstances, changes, effects or conditions arising from, or attributable to the Non-Core Asset; provided that the underlying facts or occurrences giving rise or contributing to such change, decline or failure in clauses (h), (i) and (j) may be deemed to constitute an Odyssey Material Adverse Effect or be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition or occurrence referred to in clauses (a), (b), (c), (e), (f), (g) or (k) may be deemed to constitute an Odyssey Material Adverse Effect, or be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition or occurrence has a disproportionate adverse effect on Odyssey and its Subsidiaries (without giving effect to the Merger), taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur).

“Odyssey Material Contract” means a material contract, as such term is defined in Regulation S-K of the SEC, to which Odyssey is party.

“Odyssey Parties” has the meaning set forth in the preamble.

“Odyssey New Preferred Shares” means shares of a new series of preferred stock of Odyssey (the terms of which shall be set forth in a certificate of designation filed prior to or at the Closing) that provides for: (a) conversion of such Odyssey New Preferred Shares into shares of Odyssey Common Stock on an as-converted basis intended to be economically equivalent to the shares of Odyssey Common Stock for which such Odyssey New Preferred Shares are issued; (b) a limitation on conversion pursuant to which no conversion may be effected to the extent that such conversion would result in the holder thereof, together with its Affiliates, beneficially owning (as defined in Section 13(d) of the Exchange Act) more than 4.99% of the outstanding shares of Odyssey Common Stock immediately following such conversion; (c) voting rights on an as-converted basis with the Odyssey Common Stock, voting together with the Odyssey Common Stock as a single class, but only to the extent such Odyssey New Preferred Shares are then convertible into Odyssey Common Stock; and (d) such other powers, preferences, rights and qualifications, limitations and restrictions as are required under applicable state law to establish a valid series of preferred stock.

“Odyssey Preferred Stock” has the meaning set forth in Section 4.3(a).

“Odyssey Related Parties” has the meaning set forth in Section 8.3(d).

“Odyssey Reports” means each form, statement, registration statement, prospectus, report, schedule, proxy statement and other document (including exhibits and schedules thereto and the other information incorporated therein) filed with or furnished to the SEC on a voluntary basis or otherwise for the past three (3) years by Odyssey pursuant to the Securities Act or the Exchange Act, including any amendments thereto.

“Odyssey Share Issuance” has the meaning set forth in the recitals.

“Odyssey Shareholder Approval” has the meaning set forth in Section 4.2.

“Odyssey Shareholder Meeting” has the meaning set forth in Section 5.9.

“Odyssey Shareholders” means the holders of Odyssey Common Stock.

“Odyssey Special Transaction Committee” has the meaning set forth in the recitals.

“Odyssey Specified Shareholders” has the meaning set forth in the recitals.

“Odyssey Stock Plans” has the meaning set forth in Section 4.3(a).

“Odyssey Termination Payment” has the meaning set forth in Section 8.3(a).

“OML” means Ocean Minerals, LLC, a Cayman Islands limited liability company.

“OML Agreements” means, collectively, that certain (a) Revenue Participation Agreement, dated as of March 20, 2026, among Moana Minerals Limited, OML and AOM; (b) Collaboration Memorandum of Understanding, dated as of March 20, 2026, between AOM and OML; (c) Unit Purchase Agreement, dated as of March 20, 2026, between OML and AOM; (d) Sale and Assignment Agreement, dated as of March 20, 2026, among Transocean Minerals Holdings Limited, AOM and Kiva Marine Limited; and (e) Equity Exchange Agreement, dated as of the date hereof, among Odyssey and the members of OML named therein.

“Order” means any award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Organizational Documents” means (a) the certificate of incorporation, (b) bylaws, (c) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, (d) any limited liability company, partnership or shareholder agreement, and (e) any amendment to any of the foregoing.

“Outside Date” has the meaning set forth in Section 8.1(b).

“Party” has the meaning set forth in the preamble.

“Per Share Merger Consideration” has the meaning set forth in Section 2.4(a).

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (b) statutory Liens of landlords with respect to AOM Leased Real Property or Odyssey Leased Real Property, as applicable, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in connection with the organizational, administrative, or compliance activities of AOM, Odyssey or any of their respective Subsidiaries, as applicable, and not yet due and payable, (d) in the case of AOM Leased Real Property or Odyssey Leased Real Property, as applicable, zoning, building codes, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other similar matters of record, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by AOM or Odyssey, as applicable, or the operation of the business conducted thereon, and (e) Liens securing the Indebtedness of AOM or Odyssey, as applicable, to be released on or prior to Closing.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“PIPE Agreements” means the PIPE Subscription Agreement, the AOM PIPE Warrant Agreements and, if required pursuant to the terms of the PIPE Subscription Agreement, the PIPE Registration Agreement.

“PIPE Investment” has the meaning set forth in the recitals.

“PIPE Investors” has the meaning set forth in the recitals.

“PIPE Registration Rights Agreement” means the registration rights agreement to be entered into in accordance with the PIPE Subscription Agreement.

“PIPE Subscription Agreement” has the meaning set forth in the recitals.

“Post-Closing Odyssey Chief Executive Officer” has the meaning set forth in Section 1.4(c).

“Proxy Statement/Prospectus” has the meaning set forth in Section 5.8(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Requisite AOM Approval” has the meaning set forth in Section 3.2.

“Reverse Stock Split” has the meaning set forth in Section 5.19.

“Reverse Stock Split Proposal” has the meaning set forth in Section 5.19.

“Sanctioned Country” means any country or territory that is, or during the past seven (7) years has been, the subject or target of comprehensive, country-wide or territory-wide Sanctions, which, as of the date of this Agreement, comprise Cuba, Iran, Syria (until July 1, 2025), North Korea, and the Crimea, Donetsk and Luhansk People’s Republics regions of Ukraine.

“Sanctioned Person” means any Person that is: (a) identified on, or 50% owned or controlled (directly or indirectly), by one or more Persons identified on, or acting on behalf of a Person identified on, any applicable U.S. or non-U.S. Sanctions- or Ex-Im Laws-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List, (b) ordinarily resident, operating, or located in, or organized under the Laws of, or 50% owned or controlled (directly or indirectly) by, or acting on behalf of, a Person which is ordinarily resident, operating, or located in, or organized under the Laws of a Sanctioned Country, (c) a government of, or owned or controlled (directly or indirectly) by, or acting on behalf of, a Sanctioned Country or Venezuela, or (d) otherwise a target of Sanctions.

“Sanctions” means all U.S. and non-U.S. economic, financial, or trade sanctions Laws, embargoes, or restrictive measures, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, and the European Union.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified CIC and OML Agreements” means, collectively, each CIC Agreement and each OML Agreement that, in accordance with its terms, closes within five (5) Business Days of the Closing.

“Software” means all computer software and computer programs (whether in object code or source code format), data and databases in any form or format, firmware and embed versions thereof, and related documentation, developer notes, comments and annotations thereof.

“Stockholders Rights” has the meaning set forth in Section 3.3.

“Subsidiary” or “Subsidiaries” means any Person of which AOM, Odyssey, or other specified Person shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

“Subsidiary Equity Rights” has the meaning set forth in Section 3.4.

“Superior Proposal” has the meaning set forth in Section 5.10(e)(ii).

“Surviving Corporation” has the meaning set forth in the recitals.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required or permitted to be supplied to a Governmental Entity in connection with Taxes together with any attachments and all amendments thereto.

“Taxes” means all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added estimated, alternative or add-on minimum, escheat, customs and all other taxes, assessments, duties, levies, and other governmental charges of any kind, whether disputed or not, and any charges, additions, interest or penalties imposed by any Governmental Entity with respect thereto.

“Terminating AOM Breach” has the meaning set forth in Section 8.1(g).

“Terminating Odyssey Breach” has the meaning set forth in Section 8.1(h).

“Trade Control Laws” has the meaning set forth in Section 3.17.

“Transaction Proposals” has the meaning set forth in Section 5.8(a).

“Transfer Taxes” has the meaning set forth in Section 5.6(a).

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“willful and intentional breach” means a material breach of this Agreement that is the consequence of an intentional act or failure to act of a Party with the knowledge that such act or failure to act would, or would reasonably be expected to, constitute a material breach of this Agreement.

“Withholding Party” has the meaning set forth in Section 2.6.

Exhibit 10.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of April 8, 2026, by and among American Ocean Minerals Corporation, a Delaware corporation (the “Company”), Odyssey Marine Exploration, Inc., a Nevada corporation (“Omega”), and each of the investors identified on the signature pages hereto, severally and not jointly (including their respective successors and assigns, each a “Purchaser” and collectively, the “Purchasers”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, the Company is or will be party to that certain Agreement and Plan of Merger by and among the Company, Omega, Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omega (“Merger Sub”), dated on or about the date hereof (including all exhibits and schedules thereto, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company at the Effective Time, with the Company surviving such merger, whereby each issued and outstanding share of the Company’s Common Stock will be exchanged for Omega Common Stock (the “Merger”) and as a result of the Merger, Merger Sub will cease to exist and the Company will continue as the surviving corporation and a wholly owned subsidiary of Omega;

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company immediately prior to the Effective Time, shares of the Company’s Common Stock, together with five-year warrants for 100% of such number of shares, for an aggregate amount equal to approximately $156 million;

WHEREAS, as set forth in this Agreement, Omega will undertake best efforts to prepare and file with the SEC a registration statement on Form S-4 to register under the Securities Act the Omega Securities (as defined below) and cause such registration statement to become effective at or prior to the Closing Date; and

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser, severally and not jointly, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Action” means an action, claim, suit or proceeding, whether commenced or threatened, whether direct, derivative, representative, or otherwise.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Anti-Bribery Law” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the UK Bribery Act 2010, and any rules or regulations promulgated thereunder; the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any other applicable Laws relating to bribery or corruption in any governing jurisdiction.

“Attorney-in-Fact” shall have the meaning ascribed to such term in Section 4.17(c).

“Board of Directors” means the board of directors of the Company.

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“BSA/PATRIOT Act” shall have the meaning ascribed to such term in Section 3.2(l).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally open for use by customers on such day.

“Cleansing Time” means (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“Closing” shall have the meaning ascribed to such term in Section 2.1(a).

“Closing Date” shall have the meaning ascribed to such term in Section 2.1(a).

“Closing Notice” shall have the meaning ascribed to such term in Section 2.1(b).

“Common Stock” or “Company’s Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Common Stock Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company Covered Action” shall have the meaning ascribed to such term in Section 4.9(a).

“Company Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence that, individually or in the aggregate, has a material adverse effect on (i) the legal authority, enforceability and ability of the Company to timely comply with the terms of the Transaction Documents or (ii) the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (a)  changes in general conditions in the industries in which the Company and its Subsidiaries operate, (b)  changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which the Company or any of its Subsidiaries operate, including changes or fluctuations in commodity prices, metal prices, supply or demand for commodities or metals, or related input costs, (c)  changes in Law or in generally accepted accounting principles (or other applicable accounting regulations or principles), or in the interpretation or enforcement thereof, (d)  the public announcement of this Agreement or the Merger Agreement or the public announcement, pendency or consummation of the transactions contemplated hereby or thereby, including (i) the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and (ii) any facts or circumstances relating to Omega or the announcement or other disclosure of Omega’s plans or intentions with respect to the conduct of the business of the Company and its Subsidiaries after the Closing (provided, however, that this clause  (d)  shall not apply to any representation or warranty to the extent the express purpose thereof is to address consequences resulting from the execution, delivery and performance of this Agreement, the Merger Agreement or the agreements ancillary thereto which the Company is a party or the consummation of the transactions contemplated hereby or by such the ancillary agreements), (e)  acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism (including cyberattacks), or any escalation or worsening thereof, (f) acts of God, weather conditions,

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calamities, earthquakes, fires, floods, hurricanes, tornadoes or other natural or man-made disasters or force majeure events, (g) any epidemic, pandemic, disease outbreak or other public health emergency, crisis or event, or worsening thereof or responses thereto, (h) any change in the Company’s credit ratings, (i) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, (j) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars, (k) any event, circumstance, change, effect or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement, the Merger Agreement or the agreements ancillary thereto, or any action taken, or failure to take action, or such other changes, in each case which the Purchasers have approved, consented to or requested or otherwise taken or omitted to take, or (l) events, circumstances, changes, effects or conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, the Company Disclosure Schedule to the Merger Agreement; provided that the underlying facts or occurrences giving rise or contributing to such change, decline or failure in clauses (h) and (i) may be deemed to constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition or occurrence referred to in clauses (a), (b), (c), (e), (f), (g) or (j) may be deemed to constitute a Company Material Adverse Effect, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries (without giving effect to the Merger), taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

“Compliance Date” means May 9, 2025, which is the date of the initial incorporation of a predecessor to the Company.

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Covered Action” shall have the meaning ascribed to such term in Section 4.9(b).

“Disclosed Transactions” means the transactions contemplated by (a) the Merger Agreement, (b) the Subscription Agreements, Bridge Subscription Agreements, Bridge Debentures, CIC Agreements, OML Agreements and the Non-Core Asset Transactions, in each case as defined in the Merger Agreement and (c) the Royalty Sale.

“Disclosure Document” shall have the meaning ascribed to it in Section 4.5.

“Disclosure Schedules” means the Disclosure Schedules delivered concurrently herewith.

“Disqualification Event” shall have the meaning ascribed to it in Section 3.1(z).

“Effective Time” shall have the meaning ascribed to it in the Merger Agreement.

“Engagement Letters” shall have the meaning ascribed to it in Section 5.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Issuance” shall have the meaning ascribed to such term in Section 4.19.

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“Expected Closing Date” shall have the meaning ascribed to such term in Section 2.1(b).

“Free Transferability Date” means, with respect to any Omega Securities, the earliest of (i) the date that a registration statement (including the Registration Statement) covering the resale of such Omega Securities has been declared effective by the SEC, (ii) the date of any sale of such Omega Securities pursuant to a Registration Statement or Rule 144, as long as the transferor is not an Affiliate of Omega, (iii) the date that such Omega Securities are eligible for sale under Rule 144, without the requirement for Omega to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2) as to such securities without volume or manner-of-sale restrictions or (iv) the one year anniversary of the Closing Date, provided the holder of Omega Securities is not and has not been at any point in the preceding 90-day period an Affiliate of Omega.

“GAAP” shall mean generally accepted accounting principles in the United States of America.

“Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

“Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

“International Trade Laws” means (a) all U.S. import and export Laws (including those Laws administered by the U.S. Departments of Commerce (Bureau of Industry and Security)) codified at 15 C.F.R., Parts 700-774; Homeland Security (Customs and Border Protection) codified at 19 C.F.R., Parts 1-192; State (Directorate of Defense Trade Controls) codified at 22 C.F.R., Parts 103, 120-130; and the Treasury (Office of Foreign Assets Control) codified at 31 C.F.R., Parts 500-598) and (b) all comparable applicable Laws outside the United States.

“Investor Presentation” shall have the meaning ascribed to it in Section 3.2(g).

“Issuer Covered Person” shall have the meaning ascribed to it in Section 3.1(z).

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, order or consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

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“Legal Proceeding” means any notice of noncompliance or violation, or any Action, demand, charge, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or examination, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Entity.

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Losses” means losses, liabilities, obligations, claims, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation.

“Maximum Rate” shall have the meaning ascribed to such term in Section 5.17.

“Merger Transactions” shall have the meaning ascribed to such term in Section 4.17.

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.1(j).

“Nasdaq” means the Nasdaq Stock Market LLC.

“OFAC” shall have the meaning ascribed to such term in Section 3.1(o).

“OFAC List” shall have the meaning ascribed to such term in Section 3.2(l).

“Officer’s Certificate” means a certificate signed by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that (i) the representations and warranties of the Company in Section 3.1 hereof are true and correct in all material respects, except for those representations and warranties qualified by materiality or Company Material Adverse Effect, which shall be true and correct in all respects, as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality or Company Material Adverse Effect, which shall be true and correct in all respects as of such earlier date, (ii) all obligations, covenants and agreements to be performed or complied with by the Company at or prior to the Closing have been performed or complied with by the Company in all material respects, and (iii) all of the conditions set forth in Section 2.3(b) have been satisfied.

“Omega Common Stock” means Omega’s common stock, par value $0.0001 per share.

“Omega Covered Action” shall have the meaning ascribed to such term in Section 4.9(b).

“Omega Covered Person” shall have the meaning ascribed to such term in Section 3.3(m).

“Omega Material Adverse Effect” means any change, event, or occurrence that, individually or in the aggregate, has had a material adverse effect on (a) the legal authority, enforceability and ability of Omega to timely comply with the terms of the Transaction Documents, or (b) the business, financial condition, properties, assets, liabilities, stockholders’ equity or results of operations of Omega and its Subsidiaries, taken as a whole.

“Omega S-4 Registration” shall have the meaning ascribed to such term in Section 4.1(d).

“Omega Securities” means the Omega Shares, the Omega Warrants and the Omega Warrant Shares, collectively.

“Omega Shares” means the shares of Omega Common Stock issuable under the Merger Agreement with respect to the Shares.

“Omega Warrants” means five-year warrants for the purchase of shares of Omega Common Stock delivered to the Purchasers at the Closing under the Merger Agreement, in the form of Exhibit B attached hereto, in exchange for cancellation of their Warrants, as provided for in Section 8 of the Warrants.

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“Omega Warrant Shares” means the Omega Shares issuable upon exercise of the Omega Warrants.

“Omega Warrant Shareholder Approval” shall have the meaning ascribed to such term in Section 2.3(b)(iv).

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agents” means Citigroup Global Markets Inc. and Cantor Fitzgerald & Co.

“Purchaser Party” means each Purchaser and such Purchaser’s directors, officers, shareholders, members, partners, investment advisers, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons.

“Registration Rights Agreement” means a Registration Rights Agreement among Omega and the Purchasers and the other parties thereto, in the form of Exhibit A attached hereto, to be entered into if the Omega S-4 Registration has not occurred immediately prior to the Effective Time.

“Registration Statement” means (i) a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Omega Shares and Omega Warrant Shares by the Purchasers as provided for in the Registration Rights Agreement or (ii) the S-4 Registration Statement.

“Required Minimum” means, as of any date, the maximum aggregate number of shares of Omega Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Omega Warrant Shares, ignoring any exercise limits set forth therein.

“Reverse Split Ratio” shall have the meaning ascribed to such term in Section 2.3(b)(iv).

“Royalty Sale” means the sale by Alpha to 1001525062 Ontario Inc. of revenue participation or royalty agreements among Alpha and each of (i) CIC; (ii) Moana Minerals Limited, a wholly-owned subsidiary of OML; (iii) AOM Area 1, LLC, a wholly-owned subsidiary of Alpha; (iv) AOM Area 2, LLC, a wholly-owned subsidiary of Alpha; and (v) AOM Area 3, LLC, a wholly-owned subsidiary of Alpha in exchange for a secured promissory note with an aggregate principal amount of US$15,000,000.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

“S-4 Registration Statement” shall have the meaning ascribed to such term in Section 4.1(d).

“Sanctioned Jurisdiction” shall have the meaning ascribed to such term in Section 3.1(o).

“Sanctions Laws” means applicable trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty’s Treasury, or (v) any country in which the Company or any of its Subsidiaries or any agent acting on behalf of the forgoing is performing activities.

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“SDN List” shall have the meaning ascribed to such term in Section 3.1(o).

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all reports, schedules, forms, statements and other documents required to be filed by a company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two (2) years preceding the date hereof (or such shorter period as such company was required by law or regulation to file such material).

“Securities” means the Shares, the Warrants and the Warrant Shares, collectively.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the shares of Common Stock delivered to the Purchasers at the Closing in accordance with Section 2.2(a)(ii) hereof.

“Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock or Omega Common Stock).

“Standard Settlement Period” shall have the meaning ascribed to such term in Section 4.1(c).

“Standstill Period” shall have the meaning ascribed to such term in Section 4.19.

“Subscription Amount” shall mean, as to each Purchaser, the aggregate amount to be paid for the Shares and Warrants purchased hereunder pursuant to the terms of this Agreement as set forth across from such Purchaser’s name on Schedule A hereto in U.S. dollars and in immediately available funds.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Entity.

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“Trading Day” means a day on which the Trading Market is open for trading.

“Trading Market” means the principal national securities exchange on which the Omega Common Stock is listed or quoted for trading on the date in question, if any.

“Transaction Documents” means this Agreement, all exhibits and schedules hereto (including the Disclosure Schedules), the Warrants and, if applicable, the Registration Rights Agreement.

“Warrants” means five-year warrants for the purchase of shares of Common Stock delivered to the Purchasers at the Closing in accordance with Section 2.2(a)(ii) hereof, in the form of Exhibit B attached hereto.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

“Willful Breach” shall have the meaning ascribed to such term in Section 5.1.

ARTICLE 2

PURCHASE AND SALE

2.1 Closing.

(a) The closing of the purchase and sale of the Shares and Warrants pursuant to this Agreement (the “Closing”) shall occur immediately prior to the Effective Time (the date of such Closing, the “Closing Date”) and take place virtually by the electronic exchange of documents. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell to each Purchaser, and each Purchaser agrees to purchase, severally and not jointly with each other Purchaser, the number of Shares and Warrants set forth opposite such Purchaser’s name on Schedule A hereto, for an aggregate purchase price equal to the Subscription Amount.

(b) Upon written notice from (or on behalf of) the Company to the Purchaser (the “Closing Notice”) at least five (5) Business Days prior to the date that the Company reasonably expects all conditions to the closing of the Merger to be satisfied (the “Expected Closing Date” and the Expected Closing Date set forth in the first Closing Notice to the Purchasers, the “Initial Expected Closing Date”)), such Purchaser shall deliver to the Company no later than two (2) Business Days prior to the Expected Closing Date, the Subscription Amount for the Shares and Warrants, by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. If the Closing is not consummated on or prior to the fifth (5th) Business Day after the Initial Expected Closing Date, unless otherwise agreed between the Company and the Purchaser, the Company shall return the applicable Subscription Amount to such Purchaser by wire transfer of United States dollars in immediately available funds to an account specified by such Purchaser in writing to the Company. Notwithstanding such return, (i) a failure to close on the Expected Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in Section 2.3 to be satisfied or waived on or prior to the Closing Date, and (ii) the Purchaser shall remain obligated (A) following the Company’s delivery to the Purchaser of a new Closing Notice within four (4) Business Days prior to the new Expected Closing Date, to redeliver funds to the Company no later than two (2) Business Days prior to the new Expected Closing Date set forth in such new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in Section 2.3. Notwithstanding the foregoing, with respect to certain Purchasers identified in Schedule A (whose commitments total approximately $22.4 million), the Subscription Amount due will not be paid into escrow but instead will paid at the Closing via an offset to the purchase price due from the Company under certain Sale and Assignment of Debt Agreements, dated April 7, 2026, with respect to the acquisition of shares of common stock and warrants in CIC Limited.

(c) At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 2.3, the Company shall deliver to the Purchaser, against payment by the Purchaser of its Subscription Amount, the Shares and Warrants in certificated or book entry form (at the Company’s election), in the name of the Purchaser.

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2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement, duly executed by the Company;

(ii) (x) a certificate evidencing (or reasonable evidence of issuance by book entry, as applicable) of the Shares (or, if the closing of the Merger occurs substantially concurrently with the Closing hereunder, the Omega Shares) in form and substance reasonably acceptable to such Purchaser showing such Purchaser (or its nominee in accordance with its instructions) as the owner of such Shares on and as of the Closing Date registered in the name of such Purchaser and (y) the Warrants in the form of Exhibit B (which, if the closing of the Merger occurs substantially concurrently with the Closing hereunder, will automatically become the Omega Warrants pursuant to Section 8 thereof) and registered in the name of such Purchaser;

(iii) the Officer’s Certificate;

(iv) a certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement, the other Transaction Documents and the issuance of the Securities, certifying the current versions of the Organizational Documents of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company; and

(v) the Closing Notice.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company and Omega (as applicable) the following:

(i) this Agreement, duly executed by such Purchaser;

(ii) if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Registration Rights Agreement duly executed by such Purchaser; and

(iii) such Purchaser’s Subscription Amount to the account specified in the Closing Notice.

(c) On or prior to the Closing Date, Omega shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement, duly executed by Omega; and

(ii) if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Registration Rights Agreement duly executed by Omega.

2.3 Closing Conditions.

(a) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) the representations and warranties of the Purchasers contained herein shall be true and correct in all material respects, except for those representations and warranties qualified by materiality, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless such representation or warranty was made as of a specific date, in which case such representation and warranty shall be true and correct in all material respects, except for those representations and warranties qualified by materiality, which shall be true and correct in all respects, as of such date);

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(ii) all obligations, covenants and agreements to be performed or complied with by each Purchaser on or prior to the Closing shall have been performed or complied with by such Purchaser in all material respects;

(iii) the Purchasers shall have delivered the items set forth in Section 2.2(b) of this Agreement; and

(iv) all conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder.

(b) The respective obligations of each Purchaser to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by each Purchaser solely as to such Purchaser of the additional conditions that, on the Closing Date:

(i) the representations and warranties of the Company contained in Section 3.1 hereof and of Omega contained in Section 3.3 hereof shall be true and correct in all material respects, except for those representations and warranties qualified by materiality, Company Material Adverse Effect or Omega Material Adverse Effect, as applicable, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality, Company Material Adverse Effect or Omega Material Adverse Effect, which shall be true and correct in all respects as of such earlier date;

(ii) all obligations, covenants and agreements to be performed or complied with by the Company and Omega on or prior to the Closing shall have been performed or complied with by it in all material respects;

(iii) all conditions to the closing of the Merger shall have been, in the good faith judgment of the Company and Omega, satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. Neither the Company nor Omega shall have amended, modified, or waived or failed to contest an action regarding a breach of any provision under the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that a Purchaser would reasonably expect to receive under this Agreement without having received each affected Purchaser’s prior written consent, provided that neither Company nor Omega shall disclose (except with such Purchaser’s consent) any material non-public information in connection with the seeking of such consent;

(iv) prior to or at the Effective Time, Omega shall have effected a reverse share split of the Omega Common Stock resulting in at least twenty-five (25) (the “Reverse Split Ratio”) shares of Omega Common Stock prior to the split being combined into one share of Omega Common Stock; provided that the Reverse Split Ratio (i) may be reduced or waived to the extent approved by Alyeska Master Fund, LP and (ii) shall be reduced if and to the extent necessary for Omega to maintain compliance with the continued listing standards of the Trading Market.

(v) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(vi) the delivery by Omega of the items set forth in Section 2.2(c) of this Agreement;

(vii) the Omega stockholders shall have approved (either as part of the approval of the Merger or separately) the issuance of the Omega Warrants and Omega Warrant Shares in accordance with the rules of Nasdaq (the “Omega Warrant Shareholder Approval”);

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(viii) no Governmental Entity shall have issued any order, decree or ruling, and no law shall be in effect, enjoining, restraining or otherwise prohibiting any of the transactions contemplated hereby; and

(ix) the Closing of the purchase of Securities by each Purchaser shall occur substantially concurrently, provided that a failure by any Purchaser to provide the deliverables set forth in Section 2.2(b) or satisfy the requirements in Section 2.3(a) shall not affect the timing of the Closing in respect of any other Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in the correspondingly numbered section of the Disclosure Schedules that relates to such section or in another section of the Disclosure Schedules to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section, the Company hereby represents and warrants to each Purchaser that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date):

(a) The Company (i) is validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement, the other Transaction Documents and the Merger Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause a Company Material Adverse Effect. Each Subsidiary of the Company is (i) a corporation, limited liability company or other entity validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation or formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of its Organizational Documents.

(b) The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its Board of Directors, or its stockholders in connection herewith or therewith, subject only to the adoption of the Merger Agreement in accordance with the terms thereof by the Company’s stockholders under the Delaware General Corporation Law and the Company’s certificate of incorporation. This Agreement and each other Transaction Document to which the Company is a party has been (or upon delivery will have been) duly executed by the Company and, when duly executed by the other parties thereto and delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s certificate of incorporation or bylaws, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other

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understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not cause a Company Material Adverse Effect.

(d) Assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents (including, without limitation, the issuance and sale of the Securities), other than (i) filings required by applicable state securities laws, (ii) such filings as are required by or provided for in the Merger Agreement and (iii) those filings, the failure of which to obtain would not have a Company Material Adverse Effect.

(e) The Shares are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company, except for restrictions on transfer imposed by applicable securities laws. The Warrant Shares are duly authorized and, when issued upon exercise of the Warrants in accordance with the terms of the Warrant, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company, except for restrictions on transfer imposed by applicable securities laws.

(f) Except as set forth in the Disclosure Schedules, since December 31, 2025, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to cause a Company Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP, (iii) the Company has not altered its method of accounting, and (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock.

(g) There is no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) materially adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) would, if there were an unfavorable decision, cause a Company Material Adverse Effect. The Company is not and has not been the subject of any Action or Legal Proceeding involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.

(h) Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act or any state securities (or “blue sky”) laws is required for the offer and sale of the Securities by the Company to such Purchaser.

(i) Neither the Company nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Securities. The Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold any securities, or has taken any other action, which would reasonably be expected to subject the offer, issuance or sale of the Securities, as contemplated hereby, to the registration provisions of the Securities Act.

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(j) The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Legal Proceeding involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(k) The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(l) The Company is not, and after giving effect to the offering and sale of the Securities in the financing contemplated hereby, will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m) Neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has since the Compliance Date, directly or indirectly, offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Entity; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances where the Company, any of its Subsidiaries or representative thereof knew, or would have reasonably known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official or employee of a foreign or domestic Governmental Entity, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office for the purpose of influencing any act or decision of such official, employee, or candidate to obtain or retain business or direct business to any person (in each case in violation of any Anti-Bribery Laws). Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has, since the Compliance Date, directly or indirectly offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder the Company or any of its Subsidiaries in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any person. Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has, since the Compliance Date, been subject to or conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any representatives acting on their behalf has, since the Compliance Date, received any written notice, request, or citation from any Governmental Entity for any actual or potential noncompliance with any Anti-Bribery Laws.

(n) The operations of each of the Company and its Subsidiaries are and have been, since the Compliance Date, conducted at all times in material compliance with any International Trade Laws and Sanctions Laws of any jurisdiction in which the Company or any of its Subsidiaries operates, and no Legal Proceeding between the Company or any of its Subsidiaries and any Governmental Entity with respect to any of the foregoing is pending or, to the knowledge of the Company, threatened in writing.

(o) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or, to the knowledge of the Company, any other Representative acting on behalf of the Company or any of its Subsidiaries is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”)); (ii) located, organized, or resident in any country, region or territory that is the subject of comprehensive territorial sanctions administered by the United States and any other jurisdiction in which the Company or any of its Subsidiaries operates (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”); or (iii) owned, directly or indirectly, individually or in the aggregate, 50 percent or more or otherwise controlled by any of the foregoing. The Company is either (i) not a “person of a country of concern” or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time. The Company has no intention of becoming a “person of a country of concern” that engages in any “covered activity”.

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(p) The Company and its Subsidiaries have, since the Compliance Date, maintained in place and implemented risk-based controls and systems designed to promote compliance with economic sanctions administered and maintained by the U.S. government.

(q) Neither the Company nor any of its Subsidiaries has, since the Compliance Date, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (i) of any Person currently identified on any applicable sanctions-related list of designated or blocked persons maintained by OFAC, or (ii) in any other manner that would constitute a violation of any applicable U.S. sanctions administered by the U.S. government.

(r) Except for fees payable by the Company to the Placement Agents, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(s) Except for matters that would not, individually or in the aggregate, cause a Company Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all applicable income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all Taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material Taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(t) The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(u) The Company does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents. For the avoidance of doubt, the Company has not entered into any other securities purchase agreement with any other Person on or around the date hereof, that includes terms and conditions that are materially more advantageous to such Person than to any Purchaser hereunder.

(v) The Company hereby acknowledges and agrees that (i) the Placement Agents are acting solely as placement agents in connection with the execution, delivery and performance of the Transaction Documents and are not acting as underwriters or in any other capacity and are not and shall not be construed as fiduciaries for the Purchasers, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Documents, (ii) the Placement Agents have not made nor will make any representation or warranty, whether express or implied, of any kind or character and the Placement Agents have not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Documents and (iii) the Placement Agents will not have any responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Documents, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (B) the business, affairs, financial condition, operations or properties of, or any other matter concerning the Company.

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(w) The Company has not entered into, and will not enter into, any other agreement or any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument with any Purchaser or any other purchaser of Securities in connection with the transactions contemplated hereby with terms and conditions that are more favorable than the terms and conditions provided to the Purchasers under this Agreement.

(x) At the time it was most recently provided to the Purchasers, the Investor Presentation did not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(y) The Company’s representations and warranties set forth in the Merger Agreement in Sections 3.3 (Capitalization), 3.6(b) (Financial Statements), 3.9 (Real Estate), 3.10 (Intellectual Property), 3.12 (Alpha Contracts), 3.14 (Environmental Matters), 3.15 (Licenses and Permits), 3.16 (No Employees), 3.20 (Insurance), 3.21 (Affiliate Transactions) and 3.25 (NOAA Application) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Alpha Disclosure Schedule (as defined in the Merger Agreement).

(z) None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder. The Company will notify the Purchasers and the Placement Agents in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date) to the Company that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date:

(a) Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation with the requisite power and authority to enter into and perform its obligations under the Transaction Documents.

(b) Each Transaction Document to which it is a party has been duly authorized, executed and delivered by such Purchaser, and assuming the due authorization, execution and delivery of the same by the Company, each Transaction Document to which such Purchaser is a party shall constitute the valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance of the Transaction Documents, including the purchase of the Securities hereunder, the compliance by such Purchaser with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of such Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject; (ii) the Organizational Documents of such Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such Purchaser or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on such Purchaser’s ability to consummate the transactions contemplated by the Transaction Documents, including the purchase of the Securities.

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(d) (i) At the time such Purchaser was offered the Securities, it was, and as of the date hereof, it is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) or (9) under the Securities Act) and/or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act, (ii) such Purchaser is acquiring the Shares only for its own account and not for the account of others, and (iii) such Purchaser is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and, except as otherwise agreed by the Company, the Placement Agents and a Purchaser, has provided the Company with the requested information on Annex A following the signature page hereto).

(e) Such Purchaser acknowledges and agrees that the Securities are being and the Omega Securities may be offered in transactions not involving any public offering within the meaning of the Securities Act and that neither the Securities nor the Omega Securities have been registered under the Securities Act or the securities laws of any state in the United States or other jurisdiction and that neither the Company nor Omega is required to register the Securities or Omega Securities except if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, as set forth in the Registration Rights Agreement. Such Purchaser acknowledges and agrees that the Securities will be and Omega Securities may be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act and may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser absent an effective Registration Statement under the Securities Act, except (i) to the issuer thereof or its Subsidiary, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to so called “Section 4(a)(1 1⁄2)”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i) through (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Securities shall contain a restrictive legend to such effect and any certificates or account entries representing Omega Securities may contain a restrictive legend to such effect. Such Purchaser acknowledges and agrees that the Securities will be and the Omega Securities may be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, such Purchaser may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities or Omega Securities and may be required to bear the financial risk of an investment in the Securities or Omega Securities for an indefinite period of time. Each Purchaser acknowledges and agrees that the Securities and, if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Omega Securities will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144. Such Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Securities or Omega Securities.

(f) Such Purchaser understands and agrees that it is purchasing the Securities directly from the Company. Each Purchaser further acknowledges that there have not been, and such Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Purchaser by the Company, Omega, the Placement Agents, or any of their respective Affiliates or any of their control persons, officers, directors, employees, partners, agents or representatives, or any other person or entity, expressly or by implication, other than those representations, warranties covenants and agreements of the Company and Omega set forth in this Agreement and, if applicable, the Registration Rights Agreement, respectively. Such Purchaser agrees that none of (i) any other Purchaser (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other Purchaser) and (ii) the Placement Agents, their respective Affiliates or any of their respective Affiliates’ control persons, officers, directors or employees shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to such Purchaser or any other Purchaser, or any person claiming through such Purchaser or any other Purchaser, including, without limitation, pursuant to this Agreement or the other Transaction Documents related to the offering of the Securities, the negotiation hereof or the subject matter hereof, the transactions contemplated hereby or the Investor Presentation (as defined below), for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

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(g) In making its decision to purchase the Securities, such Purchaser has relied solely upon independent investigation made by such Purchaser, the Company’s “PIPE Financing Presentation – 2026”, as most recently provided to such Purchaser in connection herewith (the “Investor Presentation”), Omega’s SEC Reports, and the Company’s representations in Section 3.1 of this Agreement. Such Purchaser acknowledges and agrees that such Purchaser has received such information as such Purchaser deems necessary in order to make an investment decision with respect to the Securities, including with respect to the Company, Omega and the terms of the Merger, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to the Purchaser’s investment in the Securities. Without limiting the generality of the foregoing, such Purchaser acknowledges that it had the opportunity to review a final draft of the Merger Agreement. Such Purchaser represents and agrees that such Purchaser and such Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as such Purchaser and the Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. Such Purchaser acknowledges and agrees that none of the Placement Agents, nor any of their officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided such Purchaser with any recommendation or advice with respect to the Securities nor is such recommendation or advice necessary or desired. The Placement Agents have not made, and do not make, any representation as to the Company or the quality or value of the Securities. In addition, the Company, the Placement Agents and their respective Affiliates or Representatives have acquired non-public information with respect to the Company which such Purchaser agrees, subject to applicable law, need not be provided to it. The Placement Agents and each of their respective members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or any Securities or the accuracy, completeness or adequacy of any information supplied to such Purchaser by the Company. In connection with the issuance of the Securities to such Purchaser, such Purchaser agrees and acknowledges that the Placement Agents are acting as the Company’s placement agents in connection with the transactions contemplated by this Agreement, and none of the Placement Agents or any of their respective Affiliates have acted as a financial advisor or fiduciary to such Purchaser.

(h) Such Purchaser became aware of this offering of the Securities solely by means of direct contact between such Purchaser and the Company or its Affiliates, or by means of contact from the Placement Agents, and Securities were offered to such Purchaser solely by direct contact between such Purchaser and the Company or its Affiliates. Such Purchaser did not become aware of this offering of the Securities, nor were the Securities offered to such Purchaser, by any other means. Such Purchaser acknowledges that the Company represents and warrants that the Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Such Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities. Such Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and such Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Purchaser has considered necessary to make an informed investment decision. Such Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. Such Purchaser understands and acknowledges that, assuming the accuracy of Company’s representations, the purchase and sale of the Securities hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) Such Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for such Purchaser and that such Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of such Purchaser’s investment in the Company. Such Purchaser acknowledges specifically that a possibility of total loss exists.

(k) Such Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

(l) Such Purchaser is not (i) a person or entity named on the SDN List or in any executive order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a “designated national” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Such

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Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that such Purchaser is permitted to do so under applicable law. If such Purchaser is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Purchaser maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, such Purchaser maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, such Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by such Purchaser and used to purchase the Securities were legally derived.

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Securities hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Securities hereunder.

(n) Such Purchaser: (i) will have sufficient funds to pay the Subscription Amount pursuant to Section 2.2(b)(iii) of this Agreement; (ii) has the resources and capabilities (financial or otherwise) to perform its obligations under the Transaction Documents when due; and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect its ability to perform its obligations under the Transaction Documents.

(o) Such Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Placement Agents, Omega or any of their respective Affiliates or any of their control persons, officers, directors, employees, agents or representatives), the Investor Presentation, and the representations and warranties of the Company and Omega contained in this Agreement or, if applicable, the Registration Rights Agreement, in making its investment or decision to invest in the Company. Such Purchaser agrees that none of (i) any other Purchaser or any other Person participating in any other private placement of securities of the Company (including the controlling persons, officers, directors, partners, agents or employees of any such other Person), (ii) the Company’s Affiliates or any of its respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives nor (iii) the Placement Agents, their respective Affiliates or any of their respective control persons, officers, directors, partners, agents, employees or representatives shall be liable to such Purchaser or any other Purchaser, including, without limitation, pursuant to the Transaction Documents or any other agreement related to a private placement of Securities, or the information included in the Investor Presentation, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities hereunder or thereunder; except, with respect to clause (ii) above, to the extent of their own gross negligence, fraud or willful misconduct.

(p) No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by such Purchaser solely in connection with the sale of the Securities to such Purchaser.

(q) Such Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company and Omega. For the avoidance of doubt, nothing in this Agreement or any Transaction Document shall restrict or be deemed to restrict any Purchaser’s ability to effect transactions in the securities of any issuer other than the Company or Omega, in each case subject to applicable law.

3.3 Representations and Warranties of Omega. Except as disclosed in Omega’s SEC Reports furnished to or filed with the SEC prior to the date hereof (or with respect to representations made as of the Closing Date, prior to the Closing Date) or as set forth in the correspondingly numbered section of the Disclosure Schedules that relates to such section or in another section of the Disclosure Schedules to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section, Omega hereby represents and warrants to each Purchaser that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date and, in each case, subject to materiality and materiality qualifiers specified below):

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(a) Omega (i) is validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement, the other Transaction Documents and the Merger Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause an Omega Material Adverse Effect. Each Subsidiary of Omega is (i) a corporation, limited liability company or other entity validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation or formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause an Omega Material Adverse Effect. Neither Omega nor any of its Subsidiaries is in violation of any provision of its Organizational Documents.

(b) The execution and delivery of this Agreement and each of the other Transaction Documents by Omega and the consummation by Omega of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Omega and no further action is required by Omega, its Board of Directors, or its stockholders in connection herewith or therewith, subject only to the adoption of the Merger Agreement, receipt of the Omega Warrant Shareholder Approval and the issuance of securities of Omega as Merger Consideration (as defined in Merger Agreement) thereunder in accordance with the terms thereof by Omega’s stockholders under applicable Nevada corporate law and Omega’s articles of incorporation. This Agreement and each other Transaction Document to which Omega is a party has been (or upon delivery will have been) duly executed by Omega and, when duly executed by the other parties thereto and delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of Omega enforceable against Omega in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) The execution, delivery and performance by Omega of this Agreement and the other Transaction Documents to which it is a party and the consummation by Omega of the transactions contemplated hereby and thereby do not and will not (i) subject to approval by Omega’s stockholders of the Merger Agreement, receipt of the Omega Warrant Shareholder Approval and the issuance of the Omega Securities as Merger Consideration thereunder in accordance with the terms thereof, conflict with or violate any provision of Omega’s articles of incorporation or bylaws, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Omega or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing an Omega or Subsidiary debt or otherwise) or other understanding to which Omega or any Subsidiary is a party or by which any property or asset of Omega or any Subsidiary is bound or affected, or (iii) assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Omega or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of Omega or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not cause an Omega Material Adverse Effect.

(d) Upon the issuance of Omega Shares in the Merger in exchange for the Shares, the Omega Shares will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by Omega, except for restrictions on transfer imposed by applicable securities laws. Upon the issuance of Omega Warrants in the Merger in exchange for the Warrants, the Omega Warrant Shares will be duly authorized and, when issued upon exercise of the Omega Warrants in accordance with the terms of the Omega Warrant, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by Omega, except for restrictions on transfer imposed by applicable securities laws. At the time of the issuance of the Omega Shares or Omega Warrant Shares, as applicable, such issuance will either be registered under the Securities Act or, assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2, no such registration shall be required and, assuming Omega is listed on a national securities exchange at the time of such issuance, no registration under state securities (or “blue sky”) law will be required for such issuance.

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(e) Neither Omega nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Omega Securities. The Omega Securities will not be offered in a manner that violates the Securities Act or any state securities laws. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither Omega nor any person acting on Omega’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Omega Securities pursuant to the Merger to be integrated with prior offerings by Omega for purposes of the Securities Act or any applicable stockholder approval provisions. Neither Omega nor any person acting on Omega’s behalf has offered or sold any securities, or has taken any other action (except with respect to the S-4 Registration Statement), which would reasonably be expected to subject the offer, issuance or sale of the Omega Securities, as contemplated by the Merger Agreement, to the registration provisions of the Securities Act.

(f) Omega is not, and after giving effect to the offering and sale of the Omega Securities in accordance with the Merger Agreement, will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(g) Assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, Omega is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to the Registration Rights Agreement, (iii) such filings as are required by or provided for in the Merger Agreement and (iv) those filings, the failure of which to obtain would not have an Omega Material Adverse Effect.

(h) The operations of Omega and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable Money Laundering Laws, and no Legal Proceeding involving Omega or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Omega, threatened.

(i) Neither Omega nor any of its Subsidiaries, nor any of their respective officers or directors, nor, to the knowledge of Omega, any of their respective representatives acting on their behalf, has since April 24, 2019, directly or indirectly, offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Entity; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances where Omega, any of its Subsidiaries or representative thereof knew, or would have reasonably known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official or employee of a foreign or domestic Governmental Entity, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office for the purpose of influencing any act or decision of such official, employee, or candidate to obtain or retain business or direct business to any person (in each case in violation of any Anti-Bribery Laws). Neither Omega nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of Omega, any of their respective representatives acting on their behalf, has, since April 24, 2019, directly or indirectly offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder Omega or any of its Subsidiaries in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any person. Neither Omega nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of Omega, any of their respective representatives acting on their behalf, has, since April 24, 2019, been subject to or conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. Neither Omega nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of Omega, any representatives acting on their behalf has, since April 24, 2019, received any written notice, request, or citation from any Governmental Entity for any actual or potential noncompliance with any Anti-Bribery Laws.

(j) The operations of each of Omega and its Subsidiaries are and have been, since April 24, 2019, conducted at all times in material compliance with any International Trade Laws and Sanctions Laws of any jurisdiction in which Omega or any of its Subsidiaries operates, and no Legal Proceeding between Omega or any of its Subsidiaries and any Governmental Entity with respect to any of the foregoing is pending or, to the knowledge of Omega, threatened in writing.

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(k) Neither Omega nor any of its Subsidiaries nor any of their respective directors or officers, or, to the knowledge of Omega, any other Representative acting on behalf of Omega or any of its Subsidiaries is or has been: (i) identified on any applicable SDN List maintained by the OFAC; (ii) located, organized, or resident in any Sanctioned Jurisdiction; or (iii) owned, directly or indirectly, individually or in the aggregate, 50 percent or more or otherwise controlled by any of the foregoing. Omega is either (i) not a “person of a country of concern” or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time. Omega has no intention of becoming a “person of a country of concern” that engages in any “covered activity”.

(l) Omega and its Subsidiaries have, since April 24, 2019, maintained in place and implemented risk-based controls and systems designed to promote compliance with economic sanctions administered and maintained by the U.S. government.

(m) Neither Omega nor any of its Subsidiaries has, since April 24, 2019, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (i) of any Person currently identified on any applicable sanctions-related list of designated or blocked persons maintained by OFAC, or (ii) in any other manner that would constitute a violation of any applicable U.S. sanctions administered by the U.S. government.

(n) Omega does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents. For the avoidance of doubt, Omega has not entered into any other securities purchase agreement with any other Person on or around the date hereof, that includes terms and conditions that are materially more advantageous to such Person than to any Purchaser hereunder.

(o) Except as (i) provided for in the Merger Agreement, (ii) have been waived, (iii) disclosed in Section 3.3(o) of the Disclosure Schedules or (iv) provided for in the Registration Rights Agreement (if applicable), no Person has any right to cause Omega to effect the registration under the Securities Act of any securities of Omega.

(p) Omega’s representations and warranties set forth in the Merger Agreement in Sections 4.3 (Capitalization) and 4.23 (SEC Filings; Nasdaq) are hereby incorporated by reference and made by Omega, as qualified by the disclosures in the Omega Disclosure Schedule (as defined in the Merger Agreement).

(q) None of Omega nor any of its predecessors (each, an “Omega Covered Person”) is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). Omega has exercised reasonable care to determine whether any Omega Covered Person is subject to a Disqualification Event. Omega has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) with respect to any Omega Covered Person, and has furnished to the Purchasers a copy of any disclosures provided thereunder with respect to any Omega Covered Person. Omega will notify the Purchasers and the Placement Agents in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Omega Covered Person and (ii) any event that would, with the passage of time, reasonably expected to become a Disqualification Event relating to any Omega Covered Person.

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ARTICLE 4

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) Each Purchaser acknowledges and agrees the Omega Securities may only be disposed of by a Purchaser in compliance with applicable state and federal securities laws. In connection with any transfer of Omega Securities by a Purchaser other than (i) pursuant to an effective Registration Statement (including the S-4 Registration Statement) or Rule 144, (ii) to Omega, (iii) to an Affiliate of such Purchaser or (iv) in connection with a pledge as contemplated in Section 4.1(b), subject to Section 4.1(b) below, Omega may require the transferor thereof to provide to Omega an opinion of counsel selected by the transferor and reasonably acceptable to Omega, the form and substance of which opinion shall be reasonably satisfactory to Omega, to the effect that such transfer does not require registration of such transferred Omega Securities under the Securities Act. As a condition of transfer (other than a transaction pursuant to clauses (i) through (iii) above), any such transferee shall agree in writing to be bound by the terms of this Agreement and, in the event that the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Registration Rights Agreement (if permitted pursuant to the terms thereof) and shall have the rights and obligations of the Purchasers under this Agreement and, if applicable, the Registration Rights Agreement, if a party thereto.

(b) In the event that the Omega S-4 Registration has not occurred immediately prior to the Effective Time, each Purchaser agrees to the imprinting or notation, so long as is required by this Section 4.1, of a legend on or with respect to Omega Securities in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Omega acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Omega Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Omega Securities to the pledgees or secured parties. Such a pledge shall not be considered a transfer for purposes of the Transaction Documents and any such pledge or transfer would not be subject to approval of Omega and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s reasonable expense (as agreed to by the Purchaser), Omega will execute and deliver such reasonable documentation as a pledgee or secured party of Omega Securities may reasonably request in connection with a pledge or transfer of the Omega Securities, including, if the Omega Securities are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling securityholders thereunder.

(c) In the event that the Omega Securities were issued with legends, Certificates (or reasonable evidence of issuance by book entry, as applicable) evidencing the Omega Shares, the Omega Warrants or the Omega Warrant Shares, as applicable, shall not be required to contain any legend upon the Free Transferability Date.

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Omega agrees that (x) following the Free Transferability Date or (y) if in the opinion of counsel to Omega, such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC), it will, no later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to Omega or its transfer agent of a certificate representing Omega Securities issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such Omega Securities that is free from all restrictive and other legends and Omega shall use commercially reasonable efforts to cause its counsel to issue a legal opinion to the transfer agent or such Purchaser if required by the transfer agent to effect the removal of the legend hereunder or if requested by such Purchaser, respectively. Omega may not make any notation on its records or give instructions to the transfer agent that enlarge the restrictions on transfer set forth in this Section 4.1. Omega Securities subject to legend removal hereunder shall be transmitted by the transfer agent to a Purchaser by crediting the account of such Purchaser’s broker within the facilities of The Depository Trust Company as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on Omega’s Trading Market with respect to the Omega Common Stock as in effect on the date of delivery of a certificate representing Omega Securities issued with a restrictive legend.

In the event that the Omega S-4 Registration has not occurred immediately prior to the Effective Time, each Purchaser, severally and not jointly with the other Purchasers, agrees with Omega that such Purchaser will sell any Omega Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Omega Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates (or reasonable evidence of issuance by book entry, as applicable) representing Omega Securities as set forth in this Section 4.1 is predicated upon Omega’s reliance upon this understanding.

(d) Omega agrees to undertake best efforts to prepare and file with the SEC a registration statement on Form S-4 (together with all amendments and supplements thereto, the “S-4 Registration Statement”) to register under the Securities Act the securities of Omega to be issued to the shareholders of the Company pursuant to Article II of the Merger Agreement, including for the avoidance of doubt, the Omega Securities, and to cause the S-4 Registration Statement to become effective with respect to registration of the Omega Securities at or prior to the Closing Date (the “Omega S-4 Registration”). Each Purchaser also acknowledges and agrees that neither the Company nor Omega is required as a condition of this Agreement to effect the Omega S-4 Registration or to otherwise register the Omega Securities prior to or substantially concurrently with the Closing Date, and a failure to do so is not a breach of any covenant or agreement hereunder.

4.2 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Shares and Warrant Shares will result in dilution of the outstanding shares of Common Stock. Omega acknowledges that the issuance of shares of Omega Common Stock in the Merger will result in dilution of the outstanding shares of Omega Common Stock. The Company and Omega further acknowledges that their respective obligations under the Transaction Documents are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company or Omega may have against such Purchaser and regardless of the dilutive effect that such issuance will have on the ownership of the other stockholders of the Company or Omega.

4.3 Common Stock Not Registered. Each Purchaser acknowledges that the Company’s Common Stock has not been, and is not intended to be, registered under Section 12(b) or 12(g) of the Exchange Act, nor listed on any stock exchange, and the Company is not subject to the reporting requirements of the Exchange Act.

4.4 Integration. Neither the Company nor Omega shall sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities or Omega Securities, respectively, in a manner that would require registration under the Securities Act of the sale of the Securities or Omega Securities, respectively, or that would be integrated with the offer or sale of the Securities or Omega Securities, respectively, for purposes of the rules and regulations of the Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

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4.5 Disclosure of Transactions and Other Material Information; Publicity. The Company and Omega shall ensure, on or before 9:00 a.m., New York City time, on the Business Day immediately following the date of this Agreement, the issuance of one or more press releases by the Company or Omega and/or filing by Omega with the SEC of a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Merger Agreement and any other material nonpublic information that the Company, Omega or their respective officers, directors, employees, agents or any other person acting at the direction of the Company or Omega has provided to the Purchasers in connection with the transactions contemplated by this Agreement (including the Placement Agents) and by the Merger Agreement prior to the filing of the Disclosure Document. Effective upon the issuance of such Disclosure Document, each of the Company and Omega acknowledges and agrees that (i) the Purchasers shall not be in possession of material non-public information concerning the Company or Omega disclosed to the Purchasers by the Company, Omega or their respective agents, and (ii) any and all confidentiality or similar obligations under this Agreement, or an agreement entered into in connection with the transactions contemplated by the Transaction Documents, whether written or oral, between the Company, Omega or their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their respective officers, directors, agents, employees or investment advisers, on the other hand, shall terminate and be of no further force or effect. The Company, Omega and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby (other than the Merger), and none of the Company, Omega or any Purchaser shall issue any such press release nor otherwise make any such public statement (other than as required by Section 13 and/or Section 16 of the Exchange Act) without the prior consent of the Company, Omega and the Placement Agents, with respect to any press release or statement of any Purchaser, or without the prior consent of the Placement Agents, with respect to any press release of the Company or Omega; provided, however, that any filing to be made by any Purchaser pursuant to Section 13 and/or Section 16 of the Exchange Act shall not be subject to the Company’s, Omega’s or Placement Agents’ consent or consultation. To the extent any disclosure is required by Law, the Company or Omega, as applicable, shall provide such Purchaser with prompt prior written notice of such requirement so that such Purchaser may (a) seek appropriate relief to prevent or limit such disclosure, (b) furnish only that portion of the information which is legally required to be furnished or disclosed, and to the extent reasonably feasible, (c) consult with the Company and Omega on content and timing prior to any such disclosure. Notwithstanding anything to the contrary contained herein, without the prior written consent of any applicable Purchaser, neither the Company nor Omega shall (and each shall cause each of their respective Affiliates and representatives not to) disclose the name of such Purchaser or its investment adviser in any filing, announcement, release or otherwise, except as required by law in which case the Company and Omega shall comply with the provisions of this Section 4.5.

4.6 Stockholder Rights Plan. No claim will be made or enforced by the Company, Omega or, with the consent of the Company or Omega, as applicable, any other Person, that exclusively as a result of the transactions contemplated by this Agreement any Purchaser is an “acquiring person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company or Omega, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or Omega Securities as a result of the Merger.

4.7 Non-Public Information. From and after the Cleansing Time, each of the Company and Omega covenants and agrees that neither they, nor any other Person acting on their behalf, will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company or Omega believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented in writing (with e-mail being sufficient) to the receipt of such information and agreed with the Company or Omega to keep such information confidential. To the extent that the Company, Omega or any of their respective officers, director, agents, employees or Affiliates delivers any material, non-public information to any Purchaser without such Purchaser’s prior written consent, each of the Company and Omega hereby covenants and agree that such Purchaser shall not have any duty of trust or confidentiality to the Company or any of its respective officers, directors, agents (including, without limitation, the Placement Agent), employees or Affiliates, or a duty to the Company, Omega or any of their respective officers, directors, agents (including, without limitation, the Placement Agents), employees or Affiliates not to trade while aware of, such material, non-public information, provided that such Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material non-public information regarding the Merger, the Company and/or Omega shall simultaneously issue a press release containing all such material non-public information relating to such notice. Each of the Company and Omega understands and confirms that the Purchasers shall be relying on the foregoing covenants in effecting transactions in securities of the Company or Omega.

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4.8 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder as described in the Investor Presentation, including for general corporate and working capital purposes, in the Company’s or Omega’s sole discretion.

4.9 Indemnification.

(a) Subject to the provisions of this Section 4.9, the Company will indemnify and hold each Purchaser Party harmless from any and all Losses that any such Purchaser Party may suffer or incur (i) as a result of or relating to any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents (unless such action is based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with the Company or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct) or (ii) as a result of or arising out of any Action against a Purchaser Party in any capacity by any stockholder of the Company (whether directly or in a derivative capacity) who is not an Affiliate of the Purchaser Party with respect to the transactions contemplated by the Transaction Documents (unless such Action is based upon conduct of such Purchaser Party which finally judicially determined to have been a violation of state or federal securities laws or which constitutes fraud, gross negligence or willful misconduct) (each of (i) and (ii), a “Company Covered Action”).

(b) Subject to the provisions of this Section 4.9, Omega will indemnify and hold each Purchaser Party harmless from any and all Losses that any such Purchaser Party may suffer or incur (i) as a result of or relating to any breach of any of the representations, warranties, covenants or agreements made by Omega in this Agreement or in the other Transaction Documents (unless such action is based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with Omega or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct) or (ii) as a result of or arising out of any Action against a Purchaser Party in any capacity by any stockholder of Omega (whether directly or in a derivative capacity) who is not an Affiliate of the Purchaser Party with respect to the transactions contemplated by the Transaction Documents (unless such Action is based upon conduct of such Purchaser Party which finally judicially determined to have been a violation of state or federal securities laws or which constitutes fraud, gross negligence or willful misconduct) (each of (i) and (ii), an “Omega Covered Action” and, together with the Company Covered Action, a “Covered Action”).

(c) If any Company Covered Action or Omega Covered Action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company and Omega in writing, and the Company or Omega, respectively, shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to such Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such Covered Action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company or Omega, as applicable, in writing, (ii) the Company or Omega, as applicable, has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such Covered Action there is, in the reasonable opinion of counsel to the applicable Purchaser Party, a material conflict on any material issue between the position of the Company or Omega, as applicable, and the position of such Purchaser Party, in which case the Company or Omega, as applicable, shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. Neither the Company nor Omega will be liable to any Purchaser Party under this Agreement (y) for any settlement by an Purchaser Party effected without the prior written consent of the Company or Omega, as applciable, which consent shall not be unreasonably withheld, conditioned or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s willful misconduct, gross negligence or breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. Neither the Company nor Omega, as applicable, shall, without the prior written consent of the Purchaser Party (which consent shall not be unreasonably withheld), consent to entry

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of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Purchaser Party of a release from all liability in respect to such Company Covered Action or Omega Covered Action, as applicable, and such settlement shall not include any admission as to fault on the part of such Purchaser Party. The indemnification required by this Section 4.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company, Omega or others and any liabilities the Company or Omega may be subject to pursuant to law.

4.10 Reservation and Listing of Shares.

(a) Commencing on the Closing Date, Omega shall maintain a reserve at least equal to the Required Minimum out of its duly authorized shares of Omega Common Stock for issuance pursuant to the Transaction Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b) If, on any date following the Closing Date, the number of authorized but unissued (and otherwise unreserved) shares of Omega Common Stock is less than 100% of (i) the Required Minimum on such date, minus (ii) the number of shares of Omega Common Stock previously issued pursuant to the Transaction Documents, then the Omega Board shall use commercially reasonable efforts to amend the Omega’s certificate or articles of incorporation to increase the number of authorized but unissued shares of Omega Common Stock to at least the Required Minimum at such time (minus the number of shares of Omega Common Stock previously issued pursuant to the Transaction Documents), as soon as possible and in any event not later than the 75th day after such date, provided that Omega will not be required at any time to authorize a number of shares of Omega Common Stock greater than the maximum remaining number of shares of Omega Common Stock that could possibly be issued after such time pursuant to the Transaction Documents.

(c) Until the second anniversary of the Effective Time, Omega or its successor shall (i) use commercially reasonable efforts to (A) maintain the listing or quotation of the Omega Common Stock on Nasdaq or obtain and maintain a replacement listing on another national securities exchange, (B) maintain the registration of the Omega Common Stock under Section 12(b) or 12(g) of the Exchange Act and (C) timely (or within any applicable extension period) file all reports required to be filed by Omega after the date hereof pursuant to the Exchange Act, and (ii) maintain the eligibility of the Omega Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.11 Subsequent Equity Sales. From the date hereof until the Effective Time, the Company shall not, without the prior written consent of the Purchasers of at least a majority in interest of the Shares then held by the Purchasers, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents, except issuances in connection with the transactions disclosed on Schedule 4.11 of the Disclosure Schedules.

4.12 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s or Omega’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial Disclosure Document as described in Section 4.5(a). Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company or Omega pursuant to the Disclosure Document as described in Section 4.5(a), such Purchaser will maintain the confidentiality of the existence and terms of this transaction (other than to its representatives, including, without limitation, its attorneys). Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, each of the Company and Omega expressly acknowledges and agrees that: (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions, including Short Sales, in any securities of the Company or Omega after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Disclosure Document as described in Section 4.5(a), (ii) no Purchaser shall be restricted or prohibited from effecting any transactions, including Short Sales, in any securities of the Company or Omega in accordance with applicable

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securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Disclosure Document as described in Section 4.5(a) and (iii) no Purchaser shall have any duty to the Company or Omega of confidentiality or not to trade in the securities of the Company or Omega after the issuance of the Disclosure Document as described in Section 4.5(a). Notwithstanding the foregoing, (A) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement and (B) in the case of a Purchaser that has implemented internal information barriers pursuant to an information controls policy to ‘wall off’ certain trading personnel, this Section 4.12 shall apply only with respect to activities of such walled-off trading personnel.

4.13 Blue Sky Filings. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or “blue sky” laws of the states of the United States.

4.14 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and Omega and negotiated separately by each Purchaser, and is intended for the Company and Omega to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.15 Restructuring of Financing. In the event the Company reasonably determines that the structure of the PIPE Financing (as defined in the Merger Agreement) may violate applicable Law (as defined in the Merger Agreement), including as a result of actions by or communications with applicable governmental or regulatory authorities, then the Company and Purchasers shall cooperate and use commercially reasonable efforts to cause the terms of the PIPE Financing to be amended, modified and/or restructured such that the investment occurs as a direct acquisition of securities of Omega substantially contemporaneously with the Closing in a manner which preserves, to the extent possible, the amount of funds ultimately received by Omega and its Subsidiaries, and the number of securities of Omega ultimately held by each Purchaser in respect of such amounts as though the PIPE Financing had been consummated by its terms.

4.16 Reliance. Each Purchaser acknowledges that the Company, Omega and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of such Purchaser contained in this Agreement; provided, however, that the foregoing clause of this Section 4.16 shall not give the Company or Omega any rights other than those expressly set forth herein. Prior to the Closing, each Purchaser agrees to promptly notify the Company, Omega and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of such Purchaser set forth herein are no longer accurate in all material respects. Each of the Company and Omega acknowledge that each Purchaser and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company and Omega contained in this Agreement. Prior to the Closing, each of the Company and Omega agrees to promptly notify each of the other parties hereto and the Placement Agents in writing if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company or Omega, as applicable, set forth herein are no longer accurate in all material respects (or in all respects if such acknowledgment, understanding, agreement, representation and warranty is qualified by materiality, Company Material Adverse Effect or Omega Material Adverse Effect, as applicable).

4.17 Waiver of Appraisal Rights and Actions against Merger.

(a) Each Purchaser acknowledges that it will not own the Shares or Warrant Shares, and will have no rights as a stockholder of the Company, (i) at the time the Merger Agreement is executed, (ii) at the time the Company delivers due notice of the time, place and purpose of a stockholder meeting at which Company stockholders will vote to approve the Merger and (iii) at the time the stockholder meeting to approve the Merger occurs or the effective date of a written consent of the Company stockholders in lieu of such meeting and approval. Each Purchaser hereby irrevocably waives

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and agrees not to exercise any appraisal, dissenters’, or similar rights that such Purchaser now has or may hereafter acquire under applicable Law (including Section 262 of the General Corporation Law of the State of Delaware), in each case arising out of or in connection with the Purchase of the Shares or Warrant Shares, the consummation of the Merger and the issuance of Omega Securities in the Merger.

(b) Each Purchaser hereby agrees that it shall not commence, maintain, or participate in any Action against the Company, Omega, Merger Sub, or any of their respective Affiliates, or any of their respective directors, officers, or members, arising out of or relating to the negotiation, execution, or delivery of the Merger Agreement, or the consummation of the Merger or other transactions contemplated thereby (the “Merger Transactions”) in each case to the extent arising out of or relating to such Purchaser’s capacity as a current or former stockholder or holder of any other equity securities of the Company or Omega, including any Action alleging any breach of fiduciary duty by the Board of Directors of the Company or the Omega Board in connection with the Merger Agreement or the Merger Transactions. Each Purchaser further agrees to take all actions necessary to opt out of any class or collective action relating to any of the foregoing. Notwithstanding the foregoing, nothing in this Section 4.17 shall limit or restrict (i) any Purchaser from participating as a defendant or asserting counterclaims in response to any Action commenced against such Purchaser relating to this Agreement, the transactions contemplated hereby, the Merger Agreement or the Merger Transactions or (ii) any Purchaser from commencing, maintaining or participating in any Action arising out of or related to fraud, willful misconduct, gross negligence, criminal acts or federal or state securities laws.

(c) To facilitate the transactions contemplated by and pursuant to the Merger, including transmittal of the Securities and issuance of the Omega Securities, the Purchaser hereby irrevocably appoints each of Messrs. Philip Plough and Brett Ryckman, with full power of substitution and resubstitution, as the true and lawful attorneys-in-fact and agents of the Purchaser (each, an “Attorney-in-Fact”), to act in the name and place of the Purchaser, and on the Purchaser’s behalf in their capacity as a holder of Common Stock, to: (i) execute and deliver any letters of transmittal, election forms, certificates, affidavits, questionnaires or similar instruments required in connection with the consummation of the Merger, (ii) waive any and all appraisal rights or rights to dissent that the Purchaser has or will have under the Delaware General Corporation Law or otherwise with respect to the Merger, (iii) consent to the Merger to the extent the Purchaser has any such right to consent thereto and (iv) take any and all other actions and execute and deliver any and all additional documents or instruments, in each case to the extent reasonably necessary or appropriate in such Purchaser’s capacity as a holder of Common Stock to consummate the Merger and the transactions contemplated by the Merger Agreement and the Transaction Documents. The powers granted under this Section 4.17(c) are an agency coupled with an interest, and, to the fullest extent not prohibited by law, all authority conferred hereby shall be irrevocable and shall not be terminated by any act of the Purchaser or by operation of law, whether by the death, disability, incapacity, liquidation, dissolution or insolvency of the Purchaser or by the occurrence of any other event or events, until the earlier of: (i) the Effective Time of the Merger and (ii) the termination of this Agreement pursuant to Section 5.1.

4.18 Omega and the Company Acknowledgement Regarding Certain Transactions.

(a) Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 4.12 hereof), it is understood and acknowledged by Omega that: (i) none of the Purchasers has been asked by Omega to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of Omega, or “derivative” securities based on securities issued by Omega or to hold the Omega Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of Omega’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Omega Common Stock, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. Omega further understands and acknowledges that (x) one or more Purchasers may engage in hedging activities at various times during the period that the Omega Securities are outstanding, and (y) such hedging activities (if any) would reduce the value of then-existing stockholders’ equity interests in Omega at and after the time that the hedging activities are being conducted. Omega acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

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(b) Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 4.12 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Company’s Common Stock for any specified term; (ii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Company’s Common Stock, and (iii) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (x) one or more Purchasers may engage in hedging activities at various times during the period that the Company’s Common Stock is outstanding, and (y) such hedging activities (if any) would reduce the value of then-existing stockholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

4.19 Standstill. Omega agrees that, during the period starting with the date of this Agreement and ending on the date that is the six-month anniversary of the initial effectiveness of the Registration Statement (such period, the “Standstill Period”), it will not issue (other than in an Excluded Issuance) any (i) shares of Omega Common Stock or (ii) securities that by their terms are convertible into or exercisable or exchangeable for such Omega Common Stock, or options or warrants to purchase or rights to subscribe for Omega Common Stock or such convertible, exercisable or exchangeable securities. The following issuances (each, an “Excluded Issuance”) shall be allowed during the Standstill Period:

(a) securities issued to any former, existing or prospective officers, employees, directors or consultants of the Omega or its subsidiaries in connection with such person’s employment, consulting arrangements or directorship with the Omega or its subsidiaries or pursuant to any stock purchase plan or equity incentive plans or arrangement, or upon conversion, exercise or vesting of the foregoing in accordance with their terms;

(b) securities issued or issuable pursuant to (A) a stock dividend payable in shares of Omega Common Stock, or by a split-up of shares of Omega Common Stock or other similar event or (B) a consolidation, combination, reverse stock split or reclassification of shares of Omega Common Stock or other similar event of Omega Common Stock, in each case effected with respect to all outstanding shares of Omega Common Stock;

(c) securities issued or issuable pursuant to the Disclosed Transactions or any other obligation of Omega existing on the date of this Agreement, or upon conversion, exercise or vesting of the foregoing or any securities of Omega outstanding on the date of this Agreement in accordance with their terms;

(d) securities issued or issuable to any governmental entity, including any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, tribunal, arbitrator, legislative body, authority, body or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a non-U.S. jurisdiction;

(e) securities issued or issuable to any strategic corporate third party, including any entity listed on a stock exchange, but excluding any financial investor, hedge fund or similar stand-alone investment vehicle; and

(f) securities issued or issuable to the extent consented to by Alyeska Master Fund, LP.

ARTICLE 5

MISCELLANEOUS

5.1 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time that the Merger Agreement is terminated in accordance with its terms without the Merger being consummated, (ii) as to any Purchaser, upon the written agreement of the Company, Omega and such Purchaser, or (iii) if the Closing has not occurred other than as a result of a breach of the Purchaser’s obligations hereunder, upon the date that is five (5) Business Days after the Outside Date (as defined in the Merger

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Agreement), as extended in accordance with the terms of the Merger Agreement; provided, however, that (x) the Outside Date may not be extended to any date that is more than 18 months following the date hereof without the Purchaser’s prior written consent, (y) no such termination will affect the right of any party to sue for any breach by any other party (or parties) and (z) nothing herein shall relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement. The Company shall provide prompt notice of any such termination to each other Purchaser. The Company shall notify each Purchaser of any termination of the Merger Agreement as promptly as practicable after the termination thereof. Upon the termination hereof in accordance with this Section 5.1, any amounts paid by a Purchaser to the Company in connection with the transactions contemplated herein shall promptly be returned in full to such Purchaser by wire transfer of immediately available funds to the account specified by such Purchaser, without interest and without any deduction for or on account of any tax withholding, charges or set-off.

5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents or the Engagement Letters (as defined below), each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Documents. The Company shall pay all transfer agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other Taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, other than the duties or obligations as set forth in the engagement letter(s), dated on or about February 12, 2026, by and between the Company and the Placement Agents (the “Engagement Letters”), with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email, with no mail undeliverable or rejection notice, at the e-mail addresses as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email, with no mail undeliverable or rejection notice, at the e-mail addresses as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications shall be as set forth on the signature pages attached hereto, and any and all such notices or other communications or deliveries must be provided to each of the addresses identified on the signature pages attached hereto to be deemed given and effective with respect to any party hereto.

5.5 Amendments; Waivers. No amendment, modification, alteration, or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company, Omega and the Purchasers of at least a majority in interest of the Shares then held by the Purchasers, provided that prior to the Closing the consent of all Purchasers shall be required. No amendment, modification, alteration, change or waiver to Section 2.2(a)(iv), Section 3.1, Section 3.2, Section 4.5, Section 4.9, Section 4.11, Section 4.16, Section 5.3, this Section 5.5, Section 5.8 and Section 5.18 can be made without the prior written consent of the Placement Agents. No amendment, modification, alteration, change or waiver to Section 4.1, Section 4.9 or this Section 5.5 can be made without the prior written consent of all Purchasers. The Company and Omega, on the one hand, and each Purchaser, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction of the other with any term or provision of this Agreement or any condition hereto to be performed, complied with or satisfied by the person for whom the waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor

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shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Notwithstanding the foregoing, any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers (other than by merger or operation of law); provided that the Company may assign this Agreement or any rights or obligations hereunder to Omega following the Merger without the prior written consent of the Purchasers. Each Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to such “Purchaser.”

5.8 Third-Party Beneficiaries. The Placement Agents shall be the express third-party beneficiaries of Section 2.2(a)(iv), Section 4.16 and Section 5.18 hereof, the representations and warranties of the Company in Section 3.1 hereof, the representations and warranties of the Purchasers in Section 3.2 hereof and the representations and warranties of Omega in Section 3.3 hereof. Except as otherwise set forth in Section 4.5, Section 4.9, Section 4.11, Section 4.17, Section 5.3, this Section 5.8 and Section 5.18, this Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Actions concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action, any claim that it is not personally subject to the jurisdiction of any such court, that such Action is improper or is an inconvenient venue for such Action. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the parties under Section 4.9, the prevailing party in such Action shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action.

5.10 Survival. The representations and warranties contained in Section 3.1 and Section 3.2 shall survive the Closing and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

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5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company or Omega does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company and Omega, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities or Omega Securities is mutilated, lost, stolen or destroyed, the issuer thereof shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the issuer thereof of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate. For the avoidance of doubt, Section 4.9 shall be the exclusive remedy (except in the case of fraud, intentional misrepresentation or willful misconduct) for any Losses resulting from a breach of any of the representations and warranties contained in Article 3 of this Agreement, in each case exclusively to the extent such Losses arise during the survival period of such representations and warranties pursuant to the terms of this Agreement.

5.16 Payment Set Aside. To the extent that the Company or Omega makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, Omega, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17 Usury. To the extent it may lawfully do so, each of the Company and Omega hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any Action that may be brought by a Purchaser in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company or Omega under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company or Omega, as applicable, may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law

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will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company or Omega to the Purchasers with respect to Indebtedness evidenced by the Transaction Documents, such excess shall be applied by the Purchasers to the unpaid principal balance of any such Indebtedness or be refunded to the Company or Omega, as applicable, the manner of handling such excess to be at each Purchaser’s election.

5.18 Exculpation of the Placement Agents. Each party hereto agrees for the express benefit of the Placement Agents, their Affiliates and their representatives that:

(a) Neither of the Placement Agents nor any of their respective Affiliates or representatives (i) have any duties or obligations other than those specifically set forth herein or in the Engagement Letters; (ii) shall be liable for any improper payment made in accordance with the information provided by the Company; (iii) make any representation or warranty, or have any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or the other Transaction Documents or in connection with any of the transactions contemplated by this Agreement or the other Transaction Documents, including any offering or marketing materials; or (iv) shall be liable (A) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement or any other Transaction Document or (B) for anything which any of them may do or refrain from doing in connection with this Agreement or any other Transaction Document, except for such party’s own fraud, gross negligence, willful misconduct or bad faith.

(b) The Placement Agents and their respective Affiliates and representatives shall be entitled to (i) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (ii) be indemnified by the Company for acting as Placement Agents, hereunder pursuant the indemnification provisions set forth in the Engagement Letters.

5.19 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to shares of Common Stock, Warrants, Omega Common Stock or Omega Warrants in any Transaction Document or the Merger Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock or Omega Common Stock that occur after the date of this Agreement and until consummation of the Merger. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement.

5.21 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

5.22 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any

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Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Action for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company and Omega, as applicable, through the legal counsel of the Placement Agents. The legal counsel of the Placement Agents do not represent any of the Purchasers and only represent one or more of the Placement Agents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company, Omega and a Purchaser, solely, and not between the Company, Omega and the Purchasers collectively and not between and among the Purchasers.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

AMERICAN OCEAN MINERALS CORPORATION	Address for Notice:

American Ocean Mineral Corporation 400 Ashley Dr Suite 1900 Tampa, FL 33602

By:
Name: Philip Plough
Title: Director	Email: philip@plough.tv

With a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166

Attn: Eric Scarazzo, John Gaffney

Email: escarazzo@gibsondunn.com; jgaffney@gibsondunn.com

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ODYSSEY MARINE EXPLORATION, INC.	Address for Notice:

By:
Name: Mark D. Gordon
Title: Chairman and Chief Executive Officer	Email: legal@odyssermarine.com

With a copy to (which shall not constitute notice):

Allen & Overy Shearman & Sterling US LLP 199 Bay Street Toronto, ON M5L 1E8, Canada

Attn: Ryan Robski, Rory O’Halloran

Email: ryan.robski@aoshearman.com; rory.ohalloran@aoshearman.com

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: $

EIN Number:

[Signature Page to Securities Purchase Agreement]

SCHEDULE A

Name of Purchaser	Subscription Amount	Shares of Common Stock	Warrants

[ ]	$[ ]		[ ]

ANNEX A

INVESTOR QUESTIONNAIRE / ELIGIBILITY REPRESENTATIONS

This Annex A should be completed and signed by Purchaser

and constitutes a part of the Securities Purchase Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Purchaser is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐

Purchaser is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

C.	AFFILIATE STATUS

(Please check the applicable box)

PURCHASER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an institutional “accredited investor.”

☐

(1) Any bank, broker or dealer, investment adviser, insurance company, investment company, Small Business Investment Company, employee benefit plan, state plan, private business development company meeting the criteria described in Rule 501(a)(1);

☐	(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐

(3) Any corporation, Massachusetts or similar business trust, partnership, limited liability company, or non-profit organization within the meaning of section 501(c)(3) of the Internal Revenue Code, or other entity, in each case not formed for the specific purpose of acquiring the Securities and with total assets in excess of $5,000,000; or

☐

(7) Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase would be directed by a “sophisticated person” as described in Rule 506(b)(2)(ii).

PURCHASER:

By:
Name:
Title:

EXHIBIT A

FORM OF REGISTRATION RIGHTS AGREEMENT

EXHIBIT B

FORM OF WARRANT

Exhibit 10.2

[THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.]1

AMERICAN OCEAN MINERALS CORPORATION

WARRANT TO PURCHASE COMMON STOCK

Certificate No.

Date:

THIS CERTIFIES THAT, for value received, ________________, a ________________, or its assigns (the “Holder”), is entitled during the Exercise Period (defined below) to subscribe for and purchase at the Exercise Price (defined below) from American Ocean Minerals Corporation, a Delaware corporation (the “Company”), the Warrant Shares (defined below), as set forth below and subject to adjustment as provided herein. This Warrant relates to ________________ shares of Common Stock, subject to adjustment pursuant to Section 4 below (the “Warrant Shares”).

This Warrant to Purchase Common Stock (this “Warrant” and, together with all such Warrants issued on the Original Issue Date, the “Warrants”) is being issued pursuant to that certain Securities Purchase Agreement, dated as of April 8, 2026, among the Company, Odyssey Marine Exploration, Inc., the Holder and the other holders party thereto (the “SPA”). Capitalized terms not otherwise defined herein shall have the meaning given to such terms in the SPA.

1. Definitions. As used herein, the following terms shall have the following respective meanings:

(a) “Attribution Parties” means, collectively, the following Persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the date hereof, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any Attribution Parties and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and/or any other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(b) “Board” shall mean the board of directors of the Company.

(c) “Common Stock” shall mean the Company’s common stock, par value $0.0001 per share.

(d) “Exercise Period” shall mean a five-year period commencing on the original issuance date of this Warrant (the “Original Issue Date”).

(e) “Exercise Price” shall mean $5.46 (which represents a 10% premium to the price per share of Common Stock acquired under the Securities Purchase Agreement), subject to adjustment as set forth herein.

[1]	NTD: Restricted Legend to be included only of the S-4 Registration of the warrants does not occur.

(f) “Primary Securities Exchange” means the primary U.S. national securities exchange on which the Common Stock may at the time be listed.

(g) “Single Day Market Value” shall mean, as of any particular date of determination: (i) the volume weighted average price of the Common Stock on the Primary Securities Exchange for such Trading Day; (ii) if on any such day the Common Stock is not listed on a U.S. national securities exchange, the closing sales price of the Common Stock on such Trading Day as quoted on the OTC Bulletin Board, the Pink OTC Markets, or similar quotation system or association; or (iii) if there have been no sales of the Common Stock on the OTC Bulletin Board, the Pink OTC Markets, or similar quotation system or association on such Trading Day, the average of the highest bid and lowest asked prices for the Common Stock quoted on the OTC Bulletin Board, the Pink OTC Markets, or similar quotation system or association at the end of the Trading Day. If at any time the Common Stock is not listed on any U.S. national securities exchange or quoted on the OTC Bulletin Board, the Pink OTC Markets, or similar quotation system or association, the “Single Day Market Value” of the Common Stock shall be the fair market value per share as determined jointly by the Board and the Holder; provided, that if the Board and the Holder are unable to agree on the fair market value per share of the Common Stock within a reasonable period of time (not to exceed five Business Days from the Company’s receipt of the Notice of Exercise), such fair market value shall be determined by a nationally recognized investment banking, accounting, or valuation firm jointly selected by the Board and the Holder. The determination of such firm shall be final and conclusive, and the fees and expenses of such valuation firm shall be borne equally by the Company and the Holder.

(h) “Trading Day” means (a) for any day on which the Common Stock is listed or trading on any U.S. national securities exchange, the OTC Bulletin Board, the Pink OTC Markets, or similar quotation system or association, a day on which such market is open for trading and (b) in all other cases, any day other than a Saturday, a Sunday or any day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

(i) “Twenty Day Market Value” means the average of the Single Day Market Value for each of the twenty (20) consecutive Business Days ending on the Business Day immediately prior to the day as of which the Twenty Day Market Value is being determined.

2. Exercise of Warrant

2.1. Exercise Procedure. The rights represented by this Warrant may be exercised by the Holder in whole or in part at any time during the Exercise Period, by delivery of the following to the Company:

(a) An executed notice of exercise in the form attached hereto (a “Notice of Exercise”);

(b) Payment of the Exercise Price in cash, except as set forth in Section 2.2; and

(c) This Warrant.

Upon the exercise of the rights represented by this Warrant, the Company shall issue and deliver to the Holder, by the date that is the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after receipt of the Notice of Exercise (such date, the “Warrant Share Delivery Date”), a certificate or certificates (or book-entry position) for the Warrant Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates.

If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the Single Day Market Value on the date of the applicable Notice of Exercise), $10 per Trading Day for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Primary Securities Exchange.

The person in whose name any certificate or certificates for Warrant Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

Unless this Warrant has been fully exercised or expired, a new Warrant representing the right to subscribe for and purchase the portion of the Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder as soon as possible and in any event within such ten (10) day period.

2.2. Cashless Exercise. On any exercise of this Warrant pursuant to a Notice of Exercise dated on a day when the Company is listed on a U.S. national securities exchange, in lieu of payment of the aggregate Exercise Price in the manner specified in Section 2.1 above, the Holder may elect to surrender to the Company that number of shares of Common Stock having an aggregate value equal to the aggregate Exercise Price (“Cashless Exercise”) in accordance with this Section 2.2. If the Holder elects Cashless Exercise, the Company shall issue to Holder such number of fully paid and non-assessable shares of Common Stock determined by the following formula:

X = Y x (A - B)

A

where:

X = the number of shares of Common Stock to be issued to the Holder;

Y = the number of shares of Common Stock with respect to which this Warrant is being exercised (inclusive of the shares of Common Stock surrendered to the Company in payment of the aggregate Exercise Price);

A = the Twenty Day Market Value of one share of Common Stock determined as of the date of election; and

B = the Exercise Price.

2.3. Maximum Percentage. Notwithstanding anything to the contrary, the Holder may notify the Company in writing in the event it elects to be subject to the provisions contained in this Section 2.3; provided, no Holder shall be subject to this Section 2.3 unless such election is made. If the election is made by a Holder it shall do so by delivering the election notice in substantially the form of the election notice attached hereto, in which event, the Company shall not effect the exercise of any portion of the Holder’s Warrant, and the Holder shall not have the right to exercise any portion of such Warrant, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the Holder together with the Attribution Parties beneficially owns or would beneficially own in excess of 4.99% or 9.99% (as specified by the Holder) (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder together with the Attribution Parties shall include the number of shares of Common Stock issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by the Holder or the Attribution Parties and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by the Holder or any Attribution Party (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent annual report on Form 10-K, quarterly report on Form 10-Q, current report on Form 8-K or other public filing with the Securities and Exchange Commission (the “Commission”) as the

case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding (such issued and outstanding shares, the “Reported Outstanding Share Number”). For any reason at any time, upon the written request of the Holder, the Company shall, within two (2) Business Days, confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s, together with the Attribution Parties’, beneficial ownership, as determined pursuant to this Section 2.3, to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the Holder and the Attribution Parties since the date as of which the Reported Outstanding Share Number was reported.

In the event that the issuance of Common Stock to the Holder upon exercise of this Warrant results in the Holder, together with the Attribution Parties, being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the Exchange Act), the number of shares so issued by which the Holder’s, together with the Attribution Parties’, aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares.

By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage applicable to the Holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company and shall not negatively affect any partial exercise effected prior to such change.

3. Covenants of the Company

3.1. Covenants as to Warrant Shares. The Company covenants and agrees that all Warrant Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

3.2. Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall provide to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4. Adjustment of Exercise Price.

4.1. Stock Dividends and Splits. If after the date hereof, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event (except, in each case, any dividend, split-up or similar event in connection with the Disclosed Transactions), then, on the effective date of such stock dividend, split-up or similar event, the Exercise Price per share of Common Stock shall be decreased (to the nearest cent) inversely in proportion to such increase in the outstanding shares of Common Stock.

4.2. Extraordinary Dividends. If after the date hereof, the Company shall pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described in Section 4.1 hereof, (b) Ordinary Cash Dividends (as defined below) or (c) any dividend or distribution in connection with the Disclosed Transactions (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Exercise Price per share of Common Stock shall be decreased, effective immediately after the record date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend. For purposes of this Section 4.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Exercise Price or to the number of shares of Common Stock issuable on exercise of each Warrant) does not exceed $0.05.

4.3. Consolidation and Reverse Splits. If after the date hereof, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the Exercise Price per share of Common Stock shall be increased (to the nearest cent) inversely in proportion to such decrease in the outstanding shares of Common Stock.

4.4. Issuances Below Exercise Price.

4.4.1. Adjustment for Issuances Below Exercise Price. If, during the period starting with the date of the SPA and ending on the five-year anniversary of the Original Issue Date, the Company issues (other than in an Excluded Issuance) any (i) shares of Common Stock or (ii) securities that by their terms are convertible into or exercisable or exchangeable for such Common Stock, or options or warrants to purchase or rights to subscribe for Common Stock or such convertible, exercisable or exchangeable securities (all of the foregoing, “Convertible Securities”) at a price per share (or, in the case of Convertible Securities, at an effective price per share of Common Stock) less than the Exercise Price immediately prior to the issuance of such security, then the Exercise Price shall be reduced (to the nearest cent), effective as of the date of such issuance, to the price per share (or effective price per share) paid in such issuance.

4.4.2. Excluded Issuances. No adjustment pursuant to Section 4.4.1 shall be made for any of the following issuances (each, an “Excluded Issuance”):

(a) securities issued to any former, existing or prospective officers, employees, directors or consultants of the Company or its subsidiaries in connection with such person’s employment, consulting arrangements or directorship with the Company or its subsidiaries or pursuant to any stock purchase plan or equity incentive plans or arrangement, or upon conversion, exercise or vesting of the foregoing in accordance with their terms;

(b) securities issued or issuable pursuant to any event for which adjustment is made pursuant to Section 4.1, Section 4.2 or Section 4.3;

(c) securities issued or issuable pursuant to the Disclosed Transactions (as defined in Section 8) or any other obligation of the Company existing on the date of the SPA, or upon conversion, exercise or vesting of the foregoing or any securities of the Company outstanding on the date of the SPA in accordance with their terms;

(d) securities issued or issuable to any governmental entity, including any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, tribunal, arbitrator, legislative body, authority, body or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a non-U.S. jurisdiction;

(e) securities issued or issuable to any strategic corporate third party, including any entity listed on a stock exchange, but excluding any financial investor, hedge fund or similar stand-alone investment vehicle; and

(g) securities issued or issuable to the extent consented to by (i) holders of Warrants representing a majority of the aggregate Warrant Shares issuable pursuant to outstanding Warrants or (ii) during the first six months after the Original Issue Date, by Alyeska Master Fund, LP.

4.5. Adjustments to Number of Warrant Shares. Concurrently with any adjustment to the Exercise Price as provided in Section 4.1, Section 4.3 or Section 4.4.1 hereof, the number of Warrant Shares for which each Warrant is exercisable will be adjusted such that the number of Warrant Shares for each such Warrant in effect immediately following the effectiveness of such adjustment will be equal to the number of Warrant Shares for each such Warrant in effect immediately prior to such adjustment, multiplied by a fraction, (x) the numerator of which is the Exercise Price in effect immediately prior to such adjustment, and (y) the denominator of which is the Exercise Price in effect immediately following such adjustment.

4.6. Replacement of Securities upon Reorganization. Except with respect to the Merger, in case of (a) any reclassification or reorganization of the outstanding shares of Common Stock (other than a change under Section 4.1, or Section 4.2 or Section 4.3 hereof or that solely affects the par value of such shares of Common Stock), (b) upon any other merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or (c) any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Holder shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrant and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Holder would have received if the Holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance”). In connection with the closing of any such consolidation, merger, sale or conveyance, the successor or purchasing entity shall execute an amendment hereto with the Company providing for delivery of such Alternative Issuance; provided, further, that (i) if the holders of Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which the Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of Common Stock in such consolidation or merger that affirmatively make such election; and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of Common Stock (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by stockholders of the Company as provided for in the Company’s amended and restated certificate or articles of incorporation) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of Common Stock, the Holder shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which the Holder would actually have been entitled as a stockholder if the Holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by the Holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4. If any reclassification or reorganization also results in a change in shares of Common Stock covered by Section 4.1 or Section 4.3 hereof, then such adjustment shall be made pursuant to Section 4.1 or Section 4.3, as applicable, Section 4.5 hereof and this Section 4.6. The provisions of this Section 4.6 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. For the avoidance of doubt, this Section 4.6 shall not apply to the Merger or the other Disclosed Transactions.

4.7. Notices of Changes in Warrant. Except with respect to the Merger, upon every adjustment of the Exercise Price or the number of shares of Common Stock issuable upon exercise of a Warrant, the Company shall give written notice thereof to each Holder, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Section 4.1, Section 4.3, Section 4.4.1 or Section 4.6 hereof, the Company shall give written notice of the occurrence of such event to each Holder, at the last address set forth for the Holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.8. No Adjustments Below Par Value. Notwithstanding any provision to the contrary, no adjustment to the Exercise Price provided for in this Section 4 shall reduce the Exercise Price to a price less than the par value of the Common Stock.

4.9. Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Exercise Price and the same number of shares of Common Stock as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

5. Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares of Common Stock upon the exercise of Warrants. If a Holder would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the Holder.

6. No Shareholder Rights. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

7. Transfer and Exchange of Warrants.

7.1.1. Registration of Transfer. The Company shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon (a) surrender of such Warrant for transfer, in the case of certificated Warrants, properly endorsed with signatures properly guaranteed, accompanied by (b) the form of assignment attached hereto to any transferee designated by the Holder and (c) appropriate instructions for transfer. Upon any such transfer, the Company will forthwith issue and deliver upon the order of the Holder a new Warrant, registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant to the Holder representing the right to purchase the number of Warrant Shares not being transferred.The old Warrant shall be cancelled by the Company.

7.1.2. Procedure for Surrender of Warrants. Warrants may be surrendered to the Company, together with a written request for exchange or transfer, and thereupon the Company shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder so surrendered, representing the right to purchase an equal aggregate number of Warrant Shares.

7.1.3. No Fractional Warrants. The Company shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a fraction of a warrant.

7.1.4. Restrictive Legends. The certificate(s) (or book entry position) representing the Warrant Shares acquired upon the exercise of this Warrant shall bear the restrictive legend substantially in the form set forth below (the “Restrictive Legend”); provided that the Warrant Shares shall not contain such Restrictive Legend, (i) if the issuance of the Warrant Shares has been registered on the Form S-4 registration statement of Odyssey Marine

Exploration Inc. (“Odyssey”) immediately prior to the effective time of the Merger; (ii) following any sale of such Warrant Shares pursuant to Rule 144 under the Securities Act (“Rule 144”) or a resale registration statement, as long as the transferor is not an affiliate of the issuer thereof, (iii) if such Warrant Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2) as to such securities without volume or manner-of-sale restrictions, or (iv) if in the opinion of counsel to the Company, such Restrictive Legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission).

In addition, the Company agrees that at such time as such Restrictive Legend is no longer required under this Section 7.1.4, it will, no later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period following the delivery by the holder to the Company or its transfer agent of a certificate representing the Warrant Shares (or book-entry position) issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to the Holder a certificate representing such Warrant Shares that is free from all restrictive and other legends, and the Company shall use commercially reasonable efforts to cause its counsel to issue a legal opinion to the transfer agent or the Holder if required by the transfer agent to effect the removal of the legend hereunder. The Company may not make any notation on its records or give instructions to the transfer agent that enlarge the restrictions on transfer set forth in this Section 7.1.4. The Warrant Shares subject to legend removal hereunder shall be transmitted by the transfer agent to the Holder thereof by crediting the account of such Purchaser’s broker within the facilities of The Depository Trust Company as directed by the Holder.

RESTRICTIVE LEGEND

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

8. Merger with Odyssey. The original holder of this Warrant, by accepting it, acknowledges on their own behalf and on behalf of subsequent transferees, the transactions (the “Disclosed Transactions”) contemplated by (a) the Agreement and Plan of Merger, dated as of April 8, 2026, by and among Odyssey, Oceanus Merger Sub, Inc. and American Ocean Minerals Corporation (“AOM”) (the “Merger Agreement”) and (b) the Subscription Agreements, Bridge Subscription Agreements, Bridge Debentures, CIC Agreements, OML Agreements and Non-Core Asset Transactions, in each case as defined in the Merger Agreement. Upon the closing of the Merger, without the consent of the Holder hereof:

(a) Odyssey will join and countersign this Warrant and be automatically substituted for the “Company” hereunder;

(b) the Exercise Price of the Warrants shall be adjusted to a number (rounded to the nearest cent) equal to (i) the Exercise Price immediately prior to the Merger, divided by (ii) the PIPE Merger Consideration Ratio. “PIPE Merger Consideration Ratio” shall mean the number of shares of common stock of Odyssey, rounded to the nearest one-hundredth of a share, issuable in the Merger for each share of AOM common stock acquired pursuant to the SPA;

(c) each Warrant, immediately following the Merger, shall become exercisable for a number of shares of the common stock of Odyssey equal to (i) the number of Warrant Shares that such Warrant was exercisable for immediately prior to such adjustment, multiplied by a fraction, (ii) (x) the numerator of which is the Exercise Price in effect immediately prior to such adjustment, and (y) the denominator of which is the Exercise Price in effect immediately following such adjustment;

(d) all references to Common Stock hereunder shall instead refer to such shares of common stock of Odyssey, par value $0.0001 per share;

(e) AOM shall be discharged from all obligations and covenants under this Warrant and may be liquidated and dissolved; and

(f) for the avoidance of doubt, no adjustment to the Exercise Price or the number of Warrant Shares will be made as a result of the Disclosed Transactions, except as set forth in this Section 8.

9. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant representing the right to purchase the same amount of Warrant Shares as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

10. Waiver and Amendment. Any term of this Warrant may not be amended or waived except by a written instrument signed by the Company and the Holder. Any amendment or waiver of the terms of this Warrant effected in accordance with this Section 10 shall be binding upon the Holder, each transferee of this Warrant, and the Company.

11. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile or electronic mail if sent during normal business hours of the recipient, if not, then on the next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent, if to the Company, to the recipients specified in the SPA or at such other address as the Company or the Holder may designate by ten (10) days advance written notice to the other parties hereto.

The Company shall provide notice to the Holder as follows:

(a) at least twenty (20) days written notice prior to closing thereof of the terms and conditions of any of the following transactions (to the extent the Company has notice thereof): (i) the sale, lease, exchange, conveyance or other disposition of all or substantially all of the Company’s property or business, or (ii) its merger into or consolidation with any other corporation (other than a wholly-owned subsidiary of the Company), or any transaction (including a merger or other reorganization) or series of related transactions, in which more than 50% of the voting power of the Company is disposed of; provided, that in each case the Merger shall not require any such advance notice;

(b) at least ten (10) days’ notice prior to the record date of any cash dividend with respect to or offer to repurchase the Common Stock; and

(c) at least ten (10) days’ notice prior to any voluntary or involuntary dissolutions, liquidation or winding-up of the Company.

12. Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

13. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of New York.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of the date first set forth above.

AMERICAN OCEAN MINERALS CORPORATION

By:
Name:
Title:

[Acknowledgement on following page]

Agreed to and accepted:

[HOLDER]

By:
Name:
Title:

NOTICE OF EXERCISE

The undersigned holder hereby elects to exercise the Warrant to Purchase Common Stock No. _______ (the “Warrant”) of [ ], a [ ] corporation (the “Company”) as specified below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

☐	a “Cash Exercise” with respect to _________________ Warrant Shares; and/or
☐	a “Cashless Exercise” with respect to _______________ Warrant Shares.

In the event that the Holder has elected a Cashless Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder hereby represents and warrants that this Exercise Notice was executed by the Holder at __________ [a.m.][p.m.] on the date set forth below.

2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below, __________ shares of Common Stock in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:
Issue to:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Date: _____________ __,

Warrant Certificate No.: ______

Holder’s Signature

By:
Name:
Title:

FORM OF ASSIGNMENT

(To assign the foregoing Warrant, execute

this form and supply the required information. Do not

use this form to purchase shares.)

ASSIGNMENT OF WARRANT TO PURCHASE COMMON STOCK

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, ___________________________________ hereby sells, assigns and transfers to each assignee set forth below all of the rights of the undersigned under the Warrant (as defined in and evidenced by the attached Warrant) to acquire the number of Warrant Shares set opposite the name of such assignee below and in and to the foregoing Warrant with respect to said acquisition rights and the shares issuable upon exercise of the Warrant:

Name of Assignee	Address	Number of Shares

If the total of the Warrant Shares are not all of the Warrant Shares evidenced by the foregoing Warrant, the undersigned requests that a new Warrant evidencing the right to acquire the Warrant Shares not so assigned be issued in the name of and delivered to the undersigned.

Name of Holder (print): ________________________

Warrant Certificate No.: ______

(Signature): ___________________________________
(By:) _________________________________________
(Title:) ________________________________________
Dated: ________________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

Holder’s Signature

By:
Name:
Title:

FORM OF NOTICE OF MAXIMUM PERCENTAGE ELECTION

TO: American Ocean Minerals Corporation

By delivering this Notice of Maximum Percentage Election, the undersigned Holder hereby elects to be subject to the provisions of Section 2.3 of the Warrant to Purchase Common Stock as indicated below:

Holder’s Name: ___________________

Warrant Certificate No.: ______

Maximum Percentage hereby elected:	[ ] 4.99%	[ ] 9.99%

Holder’s Signature

By:
Name:
Title:

Exhibit 10.3

NOTE PURCHASE AGREEMENT

DATED AS OF APRIL 8, 2026

AMONG

ODYSSEY MARINE EXPLORATION, INC., as Issuer,

THE GUARANTORS FROM TIME TO TIME PARTY HERETO,

and

AMERICAN OCEAN MINERALS CORPORATION, as Purchaser

$10,000,000 8.00% Senior Secured Notes

-i-

-ii-

-iii-

ANNEXES, EXHIBITS AND SCHEDULES

ANNEXES

Annex A	-	Definitions

EXHIBITS

Exhibit A	-	Form of Initial Note
Exhibit B	-	[Intentionally Deleted]
Exhibit C	-	Form of Compliance Certificate
Exhibit D	-	[Intentionally Deleted]
Exhibit E	-	Form of Guarantor Joinder Agreement

SCHEDULES

Schedule 3.1	-	Existence; Organizational Information
Schedule 3.4	-	Capitalization
Schedule 3.6	-	Litigation
Schedule 5.1	-	Existing Debt
Schedule 5.2	-	Existing Liens
Schedule 5.6	-	Affiliate Transactions
Schedule 10.3	-	Notice Information

-iv-

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT dated as of April 8, 2026 (this “Agreement”), is by and among ODYSSEY MARINE EXPLORATION, INC., a Nevada corporation (the “Issuer”), each Person executing or joining this Agreement as a “Guarantor,” and AMERICAN OCEAN MINERALS CORPORATION, a Delaware corporation (the “Purchaser”).

RECITALS:

WHEREAS, the Issuer has requested to sell to the Purchaser, and the Purchaser has agreed to purchase from the Issuer, upon and subject to the terms and conditions set forth in this Agreement, certain senior secured notes issued by the Issuer in an aggregate principal amount of up to $10,000,000 (a) in respect of proceeds funded pursuant to an Initial Note, only to fund the Issuer’s operating expenses in accordance with the Approved Budget or to fund other operating expenses and fees of the Issuer not set out on the Approved Budget, to the extent agreed to in writing by the Purchaser, and (b) in respect of proceeds funded pursuant to a Pre-Closing Note only, to pay documented Approved Transaction Expenses up to a maximum amount not to exceed $5,000,000 (respectively, the “Permitted Purposes”);

WHEREAS, the Issuer, an subsidiary of the Issuer (“Merger Sub”), and the Purchaser have entered into an Agreement and Plan of Merger, dated as of April 8, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), , pursuant to which Merger Sub will merge with and into the Purchaser, with the Purchaser surviving the merger and becoming a direct, wholly owned subsidiary of the Issuer (the “Merger”);

WHEREAS, the Guarantors are Subsidiaries of the Issuer and are each willing to guaranty all of the Obligations; and

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the Issuer, the Guarantors and the Purchaser agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Certain Defined Terms.

Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms on Annex A to this Agreement.

Section 1.2 Accounting Terms and Determinations.

Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared on a consolidated basis in accordance with GAAP consistently applied.

Section 1.3 Other Definitional Provisions and References.

(a) The words “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) References herein to any Article, Section, Annex, Exhibit or Schedule shall be to an Article, Section, Annex, Exhibit or Schedule, as the case may be, of this Agreement unless otherwise specifically provided.

(c) The term “including” shall mean “including, without limitation.”

(d) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding.”

(e) References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

ARTICLE 2

NOTES

Section 2.1 Notes.

(a) Authorization of the Pre-Closing Notes.

At the Purchaser’s option, from time to time on any Business Day prior to the Closing Date, the Purchaser may purchase from the Issuer Senior Secured Notes (as amended, restated, supplemented or otherwise modified from time to time, together with any notes issued in exchange therefor or replacement thereof pursuant to this Agreement, the “Pre-Closing Notes”), provided that the aggregate principal amount under all such Pre-Closing Notes shall not exceed $5,000,000 (the “Pre-Closing Limit”). Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Credit Parties contained herein, the Issuer agrees to issue and sell Pre-Closing Notes to the Purchaser from time to time on any Business Day prior to the Closing Date (but, in any event, not more than twice per calendar month), for a purchase price equal to 100% of the principal amount of each such Pre-Closing Note. The Pre-Closing Notes shall be substantially in the form set forth in Exhibit A. Without limiting the Purchaser’s discretion in determining whether to fund any Pre-Closing Note, each of the conditions specified in Section 6.3 applicable to a purchase and sale of Pre-Closing Notes shall have been satisfied on or prior to the date of the issuance of such Pre-Closing Notes. For avoidance of doubt, the Issuer’s liability under all Pre-Closing Notes shall be absolute and unconditional on issuance thereof, regardless of whether or not the Closing Date occurs.

(b) Purchase, Sale and Issuance of Pre-Closing Notes.

The Issuer shall deliver to the Purchaser a Pre-Closing Draw Request with respect to each proposed Pre-Closing Note issuance, such Pre-Closing Draw Request to be delivered no later than 1 p.m. (New York time) on the third (3rd) Business Day prior to the applicable Draw Date (or such shorter notice period as the Purchaser may agree). Once given, a Pre-Closing Draw Request shall be irrevocable and the Issuer shall be bound thereby.

(c) Authorization of the Initial Notes.

The Issuer has authorized the issuance and sale of its Senior Secured Notes in the aggregate original principal amount of $5,000,000 (as amended, restated, supplemented or otherwise modified from time to time, together with any notes issued in exchange therefor or replacement thereof pursuant to this Agreement, the “Initial Notes”), to be paid in accordance with Section 2.1(b). The Initial Notes shall be substantially in the form of Exhibit A attached hereto.

(d) Purchase, Sale and Issuance of Initial Notes.

On the Closing Date, the Issuer will issue and sell to the Purchaser, and, subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Credit Parties contained herein, the Purchaser agrees to purchase from the Issuer, the Initial Notes for a purchase price equal to 100% of the initial principal amount thereof, provided that the purchase price shall be paid by the Purchaser to the Issuer in accordance with the following payment schedule:

Date	Advance	Cumulative Advance
Closing Date	$1,500,000	$1,500,000
First Business Day of the month immediately following the Closing Date	$1,000,000	$2,500,000
First Business Day of the second month immediately following the Closing Date	$1,000,000	$3,500,000
First Business Day of the third month immediately following the Closing Date	$1,000,000	$4,5000,000
First Business Day of the fourth month immediately following the Closing Date	$500,000	$5,000,000

If (i) on or prior to the Closing Date, the Issuer shall fail to tender such Initial Notes to the Purchaser as provided herein, or any of the conditions specified in Section 6.1 shall not have been fulfilled to the Purchaser’s reasonable satisfaction, the Purchaser shall, at its election, be relieved of all obligations to purchase such Initial Notes under this Agreement, without thereby waiving any rights the Purchaser may have by reason of such failure or such nonfulfillment, and (ii) on or prior to any subsequent advance date as set forth in this Section 2.1(b), any of the conditions specified in Section 6.2 shall not have been fulfilled to the Purchaser’s reasonable satisfaction, the Purchaser shall, at its election, be relieved of all further obligations to purchase such Initial Notes under this Agreement, without thereby waiving any rights the Purchaser may have by reason of such failure or such nonfulfillment.

(e) [Intentionally Deleted]

Section 2.2 Optional Prepayments of Notes.

The Issuer may from time to time, at its sole option and election, with at least three (3) Business Days prior written notice to the Purchaser, prepay any Notes in whole or in part without premium or penalty; provided that any such partial prepayment shall be in an amount equal to $100,000 or a higher integral multiple of $50,000.

Section 2.3 Required Repayment at Maturity Date.

The entire outstanding principal amount of the Notes, together with all accrued and unpaid interest thereon and all other amounts owing under this Agreement, shall become due and payable in cash on the Maturity Date (or, if earlier, as otherwise provided in this Agreement or the Notes).

Section 2.4 Mandatory Prepayment on Merger Closing.

Immediately upon the consummation of the Merger, the entire outstanding principal amount of the Notes, together with all accrued and unpaid interest thereon and all other Obligations, shall become immediately due and payable; provided that the Purchaser acknowledges that (i) upon consummation of the Merger, the Notes will become an intercompany obligation and (ii) the Purchaser and the Issuer may agree to cancel, contribute or otherwise satisfy the Notes in connection with the post-Merger integration, and nothing herein shall require a cash payment to the extent the parties agree to an alternative disposition of the Notes in connection with such integration.

Section 2.5 Interest and Calculations.

(a) Interest Rate.

Interest on the outstanding principal amount of each Note (including any Capitalized Interest that has been added to the principal amount thereof pursuant to Section 2.5(b)) shall accrue at a per annum rate equal to 8.00% (the “Interest Rate”), payable quarterly in accordance with Section 2.5(b).

(b) Compounding; Payment at Maturity.

(i) On the last day of each calendar quarter (each such date, an “Interest Payment Date”), all accrued and unpaid interest on each outstanding Note shall be capitalized and added to the outstanding principal amount of such Note (“Capitalized Interest”). Capitalized Interest shall be added to the outstanding principal amount of the applicable Note on the applicable Interest Payment Date and shall thereafter bear interest at the Interest Rate. All Capitalized Interest shall for all purposes of the Notes and this Agreement constitute outstanding principal on the applicable Note, provided that Capitalized Interest shall not be considered in calculating the Pre-Closing Limit.

(ii) The entire outstanding principal amount of the Notes (including all Capitalized Interest), together with all accrued and unpaid interest thereon and all other amounts owing under this Agreement, shall be due and payable in cash on the Maturity Date.

(iii) Notwithstanding the foregoing, all accrued and unpaid interest on each Note (including any Capitalized Interest and any interest accrued at the Default Rate) shall be due and payable entirely and exclusively in cash (A) upon any optional prepayment with respect to such Note pursuant to Section 2.2 (to the extent accrued on the principal amount being so prepaid), (B) upon any mandatory prepayment pursuant to Section 2.4, and (C) on the Maturity Date (or such earlier date on which such Note becomes due and payable pursuant to the terms hereof, whether by acceleration or otherwise).

(c) Computation of Interest.

All interest under this Agreement shall be calculated on the basis of a 360-day year for the actual number of days elapsed.

(d) Maximum Lawful Rate.

In no event shall the interest charged with respect to any Note or any other Obligation exceed the maximum amount permitted under applicable Law.

Section 2.6 Provisions Regarding Payment.

All payments to be made by the Credit Parties under any Financing Document, including payments of principal and interest made hereunder and pursuant to any other Financing Document, and all fees, expenses, indemnities and reimbursements, shall be made without setoff or counterclaim and shall be made to the Purchaser by wire transfer of immediately available funds to the account set forth on Section 10.3. If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Incorporation of Merger Agreement Representations.

The Issuer hereby makes to the Purchaser, as of the Closing Date and as of each Draw Date, each of the representations and warranties of Omega set forth in Article III of the Merger Agreement (as qualified by the Omega Disclosure Schedule delivered in connection therewith), which representations and warranties are hereby incorporated by reference as if set forth in full herein, mutatis mutandis (with references to “Omega” deemed to refer to the “Issuer,” references to “Alpha” deemed to refer to the “Purchaser,” and references to “this Agreement” in such representations deemed to refer to both the Merger Agreement and this Agreement, as the context requires). Notwithstanding the foregoing, for purposes of this Agreement: (a) each such representation and warranty shall be deemed made as of the Closing Date and as of each Draw Date (except to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be deemed made as of such earlier date), and (b) each reference to “Material Adverse Effect” in such representations and warranties shall have the meaning ascribed thereto in the Merger Agreement.

Section 3.2 Additional Representations and Warranties.

In addition to the representations and warranties incorporated by reference pursuant to Section 3.1, the Issuer represents and warrants to the Purchaser that the statements contained in this Section 3.2 through Section 3.11 are true and correct as of the Closing Date and will be true and correct as of each Draw Date (except to the extent any such representation and warranty expressly relates to an earlier date):

Section 3.3 Binding Effect.

This Agreement has been, and each other Financing Document when delivered hereunder will have been, duly executed and delivered by each Credit Party that is a party thereto. This Agreement is, and each other Financing Document when delivered hereunder will be, the legal, valid and binding obligation of each Credit Party that is a party thereto, enforceable against such Credit Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.4 No Default.

No Default or Event of Default has occurred and is continuing.

Section 3.5 [Intentionally Deleted]

Section 3.6 Collateral.

(a) The Collateral Documents create valid Liens on the Collateral in favor of the Purchaser, subject only to Permitted Liens. Upon the filing of the applicable UCC financing statements and the taking of any other actions required by the Collateral Documents, such Liens will constitute perfected first-priority Liens on the Collateral, subject only to Permitted Liens.

(b) No effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording office, except (i) those filed in favor of the Purchaser pursuant to this Agreement or the Collateral Documents and (ii) those relating to Permitted Liens.

(c) The Issuer is the legal and beneficial owner of the Collateral to be pledged by it, free and clear of any Lien, other than Permitted Liens.

(d) Within ten (10) days of the Closing Date, the Issuer shall have properly delivered or caused to be delivered to the Purchaser all Collateral that requires perfection of the Liens and security interests created under the Collateral Documents by possession.

Section 3.7 Existing Debt; No Restrictive Agreements.

(a) Schedule 5.1 sets forth a true and complete list of all Debt of the Issuer and its Subsidiaries as of the Closing Date (other than the Notes). No Credit Party is in default under any agreement, instrument or document evidencing any such Debt.

(b) No Credit Party is a party to any agreement, instrument or document that restricts the ability of any Credit Party to grant Liens to secure the Obligations or to guaranty the Obligations.

Section 3.8 Approved Budget.

The Approved Budget delivered to the Purchaser on or prior to the Closing Date was prepared in good faith and represents the Issuer’s reasonable estimate, as of the date of preparation, of the Issuer’s projected operating expenses, working capital needs and Transaction Expenses through the Outside Date.

Section 3.9 Use of Proceeds.

The proceeds of the Notes will be used solely for the Permitted Purposes in respect of such Notes; provided, however, that in no circumstance may the proceeds of any of the Initial Notes be used to pay Transaction Expenses.

Section 3.10 Private Offering.

Neither the Issuer nor any Person authorized to act on its behalf has, directly or indirectly, offered or sold or solicited any offer to buy any Note or any similar securities from any Person other than the Purchaser. No form of general solicitation or general advertising was used by the Issuer in connection with the offer or sale of such Notes.

Section 3.11 Disclosure.

All disclosure provided to the Purchaser regarding the Issuer and its Subsidiaries, their businesses and the transactions contemplated hereby, furnished by or on behalf of the Issuer or any of its Subsidiaries, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE 4

AFFIRMATIVE COVENANTS

The Credit Parties agree that until the Payment in Full:

Section 4.1 SEC Reporting.

(a) The Issuer shall remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and shall timely file (within any applicable grace period, including any permitted extension pursuant to Rule 12b-25 under the Exchange Act) all Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all other reports, proxy statements and other materials required to be filed with the SEC.

(b) The Issuer’s filing of such documents via the SEC’s EDGAR system shall satisfy its obligation to deliver copies to the Purchaser hereunder.

Section 4.2 Compliance Certificate.

(a) Together with each Annual Report on Form 10-K and each Quarterly Report on Form 10-Q filed by the Issuer with the SEC, the Issuer shall deliver to the Purchaser a Compliance Certificate, substantially in the form of Exhibit C, duly executed by a Responsible Officer of the Issuer, certifying that no Default or Event of Default has occurred and is continuing (or, if any Default or Event of Default has occurred and is continuing, specifying the nature thereof and the actions being taken to cure the same).

(b) Within fifteen (15) days after the end of each calendar month, the Issuer shall deliver to the Purchaser a report, certified by a Responsible Officer of the Issuer, setting forth in reasonable detail: (a) the actual aggregate expenditures of the Issuer and its Subsidiaries for such calendar month, compared on a line-item basis to the corresponding amounts set forth in the Approved Budget for such month; (b) the aggregate expenditures of the Issuer and its Subsidiaries on a cumulative basis from the Closing Date through the end of such calendar month, compared to the corresponding cumulative amounts set forth in the Approved Budget; (c) an explanation of any material variances from the Approved Budget; and (d) the Issuer’s good faith estimate of projected expenditures for the immediately following calendar month.

Section 4.3 Notices.

The Issuer shall promptly give written notice to the Purchaser of:

(a) the occurrence of any Default or Event of Default;

(b) any material litigation, investigation or proceeding affecting the Issuer or any Subsidiary;

(c) any Material Adverse Effect;

(d) any event or development that would reasonably be expected to result in the termination of the Merger Agreement; and

(e) any material change in the status of any mining concession, exploration license or environmental permit held by the Issuer or any Subsidiary.

Section 4.4 Maintenance of Existence.

Each Credit Party shall, and shall cause each Subsidiary to, maintain its existence, rights and privileges under the Laws of its jurisdiction of organization, and maintain its qualification and good standing in each jurisdiction in which failure to maintain such qualification could reasonably be expected to have a Material Adverse Effect.

Section 4.5 Payment of Obligations.

Each Credit Party shall, and shall cause each Subsidiary to, pay and discharge all of its material obligations and liabilities as they become due, including all tax liabilities, except where contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

Section 4.6 Maintenance of Properties; Insurance.

Each Credit Party shall, and shall cause each Subsidiary to, (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted, and (b) maintain insurance with responsible and reputable insurance companies in such amounts and covering such risks as is consistent with sound business practice. The Issuer shall cause the Purchaser to be named as loss payee and/or additional insured, as applicable, on all property, casualty and liability insurance policies maintained by the Issuer and the Guarantors with respect to the Collateral, pursuant to endorsements in form and substance reasonably satisfactory to the Purchaser.

Section 4.7 Compliance with Laws.

Each Credit Party shall, and shall cause each Subsidiary to, comply with all applicable Laws (including Environmental Laws and Anti-Terrorism Laws), except where noncompliance could not reasonably be expected to have a Material Adverse Effect.

Section 4.8 Use of Proceeds.

The Issuer shall use the proceeds of the Notes solely for the Permitted Purposes in respect of such Notes; provided that the Issuer may reallocate amounts among line items in the Approved Budget so long as the aggregate expenditures for any calendar month do not exceed 110% of the aggregate budgeted amount for such month without the prior written consent of the Purchaser. Without limiting the foregoing, the Issuer shall not use the proceeds of the Notes for (a) capital expenditures exceeding $5,000 in the aggregate (other than for equipment required for information technology and cybersecurity), (b) loans to or investments in third parties other than pursuant to services agreements pursuant to which the Issuer provides services to any such third party or (c) with respects to proceeds of the Initial Notes only, any Transaction Expenses. If the aggregate budgeted amount for any calendar month exceeds the Issuer’s aggregate actual expenditures for such calendar month, the amount of the surplus shall be available for expenditure by the Issuer in future calendar months for the Permitted Purposes, subject to the restrictions set forth in the preceding sentence and elsewhere in this Agreement.

Section 4.9 Further Assurances; New Subsidiaries.

(a) Each Credit Party will, and will cause each Subsidiary, at their own cost and expense, to promptly take all such further actions as may from time to time be necessary or as the Purchaser may from time to time reasonably request in order to carry out the intent and purposes of the Financing Documents.

(b) In the event any Credit Party or any Subsidiary shall acquire or form any new Subsidiary after the Closing Date, the Issuer will cause such new Subsidiary, within thirty (30) days of such acquisition or formation, to execute a Guarantor Joinder Agreement (substantially in the form of Exhibit E) and deliver such other documents as the Purchaser shall have reasonably requested.

Section 4.10 Filing of Form S-4.

The Issuer (or Omega, as applicable) shall use its commercially reasonable efforts to file the Form S-4 with the SEC in connection with the Merger no later than June 1, 2026.

Section 4.11 Merger Status Reporting.

The Issuer shall, promptly following the occurrence thereof, notify the Purchaser of (a) any amendment, waiver or modification of the Merger Agreement, (b) the filing of the Form S-4 with the SEC and any amendments thereto, (c) any comments received from the SEC with respect to the Form S-4, and (d) the scheduling, postponement or adjournment of any stockholder meeting in connection with the Merger.

Section 4.12 Books and Records; Inspection.

Each Credit Party shall, and shall cause each Subsidiary to, maintain proper books of account and records. The Issuer shall permit the Purchaser, upon reasonable prior notice during normal business hours, to visit and inspect its properties, examine its books and records and discuss its affairs, finances and condition with its officers and independent accountants; provided that such access shall not unreasonably interfere with the Issuer’s business operations.

Section 4.13 Listing Maintenance.

The Issuer shall maintain the Common Stock’s listing or authorization for quotation on the Principal Market or another Eligible Market. Neither the Issuer nor any of its Subsidiaries shall take any action which would reasonably be expected to result in the delisting or suspension of the Common Stock on an Eligible Market. The Issuer shall pay all fees and expenses in connection with satisfying its obligations under this Section 4.13.

Section 4.14 Form 8-K.

Promptly following the Closing Date (and in any event within four (4) Business Days), the Issuer shall file a Current Report on Form 8-K with the SEC describing all material terms of the transactions contemplated by the Financing Documents, in form reasonably acceptable to the Purchaser (the “8-K Filing”).

Section 4.15 Disclosure.

From and after the filing of the 8-K Filing, the Issuer shall use commercially reasonable efforts to ensure that the Purchaser shall not be in possession of any material, non-public information concerning the Issuer or any of its Subsidiaries that was provided by the Issuer or any of its Subsidiaries or any of their respective officers, directors, employees, agents or representatives, other than information that is subject to a separate confidentiality agreement between the parties.

ARTICLE 5

NEGATIVE COVENANTS

The Credit Parties agree that until the Payment in Full:

Section 5.1 Debt.

No Credit Party will, or will permit any Subsidiary to, directly or indirectly, create, incur, assume, guarantee or otherwise become or remain directly or indirectly liable with respect to, any Debt, except for:

(a) Debt constituting Obligations;

(b) Debt outstanding on the Closing Date and set forth on Schedule 5.1; provided that such Debt is not increased in principal amount after the Closing Date;

(c) intercompany Debt from any Subsidiary to the Issuer or from any Subsidiary to another Subsidiary; provided that any such Debt owed by a Credit Party to a non-Guarantor Subsidiary shall be postponed and subordinated to the repayment in full of the Obligations pursuant to the terms of a written subordination agreement in form and substance reasonably satisfactory to the Purchaser;

(d) trade payables and accrued liabilities incurred in the Ordinary Course of Business and not past due;

(e) the sale-leaseback financing obligations existing as of the Closing Date as described in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025; and

(f) other unsecured Debt not to exceed $250,000 in the aggregate at any time outstanding.

Section 5.2 Liens.

No Credit Party will, or will permit any Subsidiary to, directly or indirectly, create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, except:

(a) Liens created under the Collateral Documents in favor of the Purchaser;

(b) Liens existing on the Closing Date and set forth on Schedule 5.2;

(c) Liens for taxes, assessments or other governmental charges not yet due or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP;

(d) statutory Liens such as landlords’, carriers’, warehousemen’s, mechanics’ and materialmen’s Liens arising in the Ordinary Course of Business and securing sums not yet delinquent;

(e) Liens incurred in connection with workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits;

(f) easements, rights-of-way, restrictions and other similar encumbrances on real property that do not materially interfere with the ordinary conduct of the business of the applicable Credit Party or Subsidiary; and

(g) other Liens securing obligations not to exceed $100,000.

Section 5.3 Restricted Payments.

No Credit Party will, or will permit any Subsidiary to, directly or indirectly:

(a) declare or pay any dividend or make any distribution on any Capital Stock of the Issuer (other than dividends payable solely in Capital Stock of the Issuer);

(b) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Issuer; or

(c) make any other payment or distribution (whether in cash, securities or other property) with respect to any Capital Stock of the Issuer;

except for: (i) Restricted Payments by any Subsidiary to the Issuer or to another Subsidiary, and (ii) Restricted Payments by the Issuer solely to fund tax liabilities of the Issuer and its Subsidiaries, in an aggregate amount not to exceed $50,000 in any fiscal year.

Section 5.4 Mergers, Consolidations and Sales of Assets.

No Credit Party will, or will permit any Subsidiary to, directly or indirectly:

(a) consolidate or merge with or into any other Person, except (i) mergers of any Subsidiary with and into the Issuer or another Credit Party (with the Issuer or such other Credit Party being the surviving entity), (ii) mergers of any non-Credit-Party Subsidiary with and into another non-Credit-Party Subsidiary, and (iii) the Merger; or

(b) sell, transfer, lease or otherwise dispose of all or substantially all of its assets, or any material portion thereof.

Section 5.5 Investments and Acquisitions.

No Credit Party will, or will permit any Subsidiary to, directly or indirectly, make or hold any Investment, except for:

(a) Investments existing on the Closing Date (including the Issuer’s existing investments in CIC Limited, Ocean Minerals LLC, Bismarck Mining Corporation (PNG) Limited and the Phosagmex joint venture);

(b) Cash Equivalents; and

(c) Investments by any Credit Party in any other Credit Party.

(d) [Intentionally Deleted]

(e) [Intentionally Deleted]

For the avoidance of doubt, no Credit Party shall acquire all or substantially all of the assets or Capital Stock of any other Person without the prior written consent of the Purchaser.

Section 5.6 Transactions with Affiliates.

No Credit Party will, or will permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction with any Affiliate of any Credit Party, except (a) transactions in the Ordinary Course of Business and on terms no less favorable to such Credit Party or Subsidiary than would be obtained in a comparable arm’s-length transaction, (b) transactions among Credit Parties, (c) reasonable compensation and indemnification of officers and directors, (d) the Merger and the transactions contemplated by the Merger Agreement and the Financing Documents, and (e) transactions set forth on Schedule 5.6 as existing on the Closing Date.

Section 5.7 Line of Business.

No Credit Party will, or will permit any Subsidiary to, engage to any material extent in any line of business other than the businesses in which the Issuer and its Subsidiaries are engaged as of the Closing Date and activities reasonably incidental or related thereto.

Section 5.8 Anti-Terrorism.

No Credit Party will, or will permit any Subsidiary to, directly or indirectly, knowingly enter into any agreements with any Person listed on the OFAC Lists or otherwise violate any Anti-Terrorism Laws or Sanctions.

Section 5.9 Restrictions on Odyssey Minerals Cayman Limited.

The Issuer shall cause Odyssey Minerals Cayman Limited (“OMCL”) not to (a) merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of all or substantially all of its assets or any equity interests issued by any of its Subsidiaries, or liquidate or dissolve, (b) engage to any material extent in any business other than the businesses in which it is engaged as of the Closing Date (or activities directly ancillary thereto), or (c) engage in any activity other than holding equity interests in Ocean Minerals LLC, a Cayman Islands limited liability company, or acquire any assets (other than cash and Cash Equivalents) or incur any liabilities other than liabilities incidental to its ownership of such equity interests.

Section 5.10 Restrictive Agreements.

No Credit Party will, or will permit any Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that restricts or imposes any condition upon (a) the ability of any Subsidiary to pay dividends or other distributions with respect to its Capital Stock or to make or repay loans or advances or other payments to the Issuer or any other Credit Party, (b) the ability of any Subsidiary to make loans or advances to the Issuer or any other Credit Party, or (c) the ability of any Subsidiary to transfer any of its assets to the Issuer or any other Credit Party; except in each case for restrictions or conditions imposed by (i) applicable Law, (ii) this Agreement and the other Financing Documents, (iii) the Merger Agreement, or (iv) any agreement or instrument in effect on the Closing Date and set forth on Schedule 5.1.

Section 5.11 Amendments to Organizational Documents..

No Credit Party will, or will permit any Subsidiary to, amend, restate, supplement or otherwise modify its organizational documents in a manner adverse to Purchaser in its capacity as such without the prior written consent of the Purchaser.

Section 5.12 Anti-Layering.

No Credit Party will, or will permit any Subsidiary to, directly or indirectly, incur or suffer to exist any Debt that is contractually subordinated in right of payment to any other Debt of such Credit Party unless such Debt is also contractually subordinated in right of payment to the Obligations on terms at least as favorable to the Purchaser as those contained in the subordination of such Debt to such other Debt. For the avoidance of doubt, unsecured Debt shall not be deemed to be contractually subordinated in right of payment to secured Debt solely by virtue of being unsecured.

ARTICLE 6

CONDITIONS PRECEDENT

Section 6.1 Conditions to Closing.

The obligation of the Purchaser to purchase the Initial Notes on the Closing Date is subject to the satisfaction or waiver by the Purchaser of each of the following conditions:

(a) Financing Documents. The Purchaser shall have received duly executed counterparts of this Agreement, each Note and each other Financing Document (including the Collateral Documents and the Guaranty), each in form and substance satisfactory to the Purchaser.

(b) Organizational Documents. The Purchaser shall have received:

(i) certified copies of the articles of incorporation, certificate of formation, or other comparable organizational document of the Issuer and each Guarantor, as filed with the applicable Governmental Authority in the jurisdiction of organization of such Person, together with all amendments thereto, certified as of a recent date by such Governmental Authority;

(ii) a copy of the bylaws, operating agreement, or other comparable governing document of the Issuer and each Guarantor, together with all amendments thereto, certified as of the Closing Date by the Secretary or an Assistant Secretary (or equivalent officer) of such Person; and

(iii) certificates of good standing (or the equivalent) for the Issuer and each Guarantor from the Secretary of State (or equivalent office) of (A) the jurisdiction of organization of such Person and (B) each other jurisdiction in which such Person is qualified to do business as a foreign entity, in each case dated not more than thirty (30) days prior to the Closing Date.

(c) The Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Issuer and each Guarantor, dated the Closing Date, in form and substance reasonably satisfactory to the Purchaser, certifying:

(i) the name and true signature of each officer of such Person authorized to sign the Financing Documents to which such Person is a party and the other documents to be delivered by such Person hereunder (on which certificate the Purchaser may conclusively rely until a revised certificate is delivered to the Purchaser pursuant to a subsequent Financing Document or other written notice);

(ii) that attached thereto are true, correct and complete copies of the resolutions duly adopted by the board of directors (or equivalent governing body) of such Person authorizing the execution, delivery and performance of the Financing Documents to which such Person is a party and the consummation of the transactions contemplated thereby, and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the Closing Date;

(iii) that attached thereto are true, correct and complete copies of the organizational documents of such Person as in effect on the Closing Date; and

(iv) that no proceeding for the dissolution or liquidation of such Person or, to such officer’s knowledge, threatening the existence of such Person, has been commenced.

(d) Officer’s Certificate. The Purchaser shall have received a certificate of a Responsible Officer of the Issuer, dated the Closing Date, certifying (i) that the representations and warranties set forth in Article 3 are true and correct in all material respects as of the Closing Date, (ii) that no Default or Event of Default has occurred and is continuing, and (iii) attaching the resolutions of the Board of Directors of the Issuer (and each Guarantor) authorizing the execution, delivery and performance of the Financing Documents.

(e) Legal Opinion. The Purchaser shall have received an opinion of counsel to the Issuer, in form and substance reasonably satisfactory to the Purchaser, covering such matters as the Purchaser may reasonably request.

(f) Collateral Documents. The Purchaser shall have received a duly executed Security and Pledge Agreement creating a valid and perfected first-priority Lien on the Collateral (other than the Excluded Assets), together with all UCC financing statements, control agreements and other documents required to perfect the Purchaser’s Lien on the Collateral.

(g) No Existing Liens. The Purchaser shall have received (i) lien search results confirming that no Liens exist on the assets of the Issuer or any Guarantor other than Permitted Liens, and (ii) evidence satisfactory to the Purchaser that all Liens previously securing the March 2023 Notes and Warrant Purchase Agreement and the December 2023 Notes and Warrant Purchase Agreement have been released and that UCC-3 termination statements have been filed with respect to all such Liens.

(h) Merger Agreement. The Purchaser shall have received a true, correct and complete copy of the Merger Agreement, and the Merger Agreement shall be in full force and effect.

(i) Approved Budget. The Purchaser shall have received the Approved Budget, in form and substance satisfactory to the Purchaser.

(j) Fees and Expenses. All fees, costs and expenses due and payable to the Purchaser on or before the Closing Date, including reasonable attorneys’ fees and expenses, shall have been paid.

(k) CIC Agreements. The Issuer shall have duly signed and delivered all of the CIC Agreements (as such term is defined in the Merger Agreement) to which it is a party.

(l) Non-Core Asset Transaction. The Issuer shall have duly signed and delivered a binding term sheet with respect to the Non-Core Asset Transaction (as defined in the Merger Agreement) that is consented to by Poplar Falls LLC and provides for sufficient funding for the Non-Core Asset Transaction, in each case, as determined by the Purchaser, acting reasonably.

Section 6.2 Conditions to Subsequent Draws under Initial Notes.

The obligation of the Purchaser to make subsequent advances under the Initial Notes pursuant to Section 2.1(b) is subject to the satisfaction or waiver by the Purchaser of each of the following conditions:

(a) Approved Budget. The Purchaser shall have received evidence in form and substance satisfactory to the Purchaser that proceeds of the Initial Note have been used in accordance with the Approved Budget, and that proceeds of such subsequent advance shall be used in accordance with operational costs and expenses as set forth in the Approved Budget, in form and substance satisfactory to the Purchaser.

(b) Representations and Warranties. The representations and warranties of the Credit Parties set forth in Article 3 shall be true and correct in all material respects as of the date of such subsequent advance (except to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(c) No Default. No Default or Event of Default shall have occurred and be continuing as of the date of such subsequent advance, or would result from the issuance of such subsequent advance.

(d) Fees and Expenses. All fees, costs and expenses due and payable to the Purchaser on or before the date of such subsequent advance under the Initial Notes, including reasonable attorneys’ fees and expenses, shall have been paid.

Section 6.3 Conditions to Each Pre-Closing Note.

Notwithstanding the Purchaser’s discretion in electing to purchase Pre-Closing Notes, the Purchaser shall required the following conditions be satisfied prior to the purchase of any Pre-Closing Note

(a) Pre-Closing Draw Request. The Purchaser shall have received a duly executed Pre-Closing Draw Request in accordance with Section 2.1(b).

(b) Financing Documents. The Purchaser shall have received duly executed copy of such Pre-Closing Note, in form and substance satisfactory to the Purchaser.

(c) Approved Budget Reconciliation. The Purchaser shall have received evidence in form and substance satisfactory to the Purchaser that the amount so requested under the Pre-Closing Draw Request constitutes an Approved Transaction Expense.

(d) Representations and Warranties. The representations and warranties of the Credit Parties set forth in Article 3 shall be true and correct in all material respects as of the date of such Draw Date (except to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(e) No Default. No Default or Event of Default shall have occurred and be continuing as of such Draw Date, or would result from the issuance of such Pre-Closing Notes.

(f) Fees and Expenses. All fees, costs and expenses due and payable to the Purchaser on or before the date of such subsequent advance under Pre-Closing Note, including reasonable attorneys’ fees and expenses, shall have been paid or included as principal under such Pre-Closing Note.

ARTICLE 7

EVENTS OF DEFAULT

Section 7.1 Events of Default.

Each of the following events shall constitute an “Event of Default”:

(a) Payment Default. Any Credit Party shall fail to pay when due any principal, interest, fee or other amount under any Financing Document and, in the case of any such amount other than principal, such failure continues for three (3) consecutive Business Days.

(b) Covenant Default (Immediate). Any Credit Party shall fail to observe or perform any covenant contained in Section 4.1 (SEC Reporting), Section 4.8 (Use of Proceeds), or Article 5 (Negative Covenants).

(c) Covenant Default (with Cure Period). Any Credit Party shall fail to observe or perform any other covenant contained in this Agreement or in any other Financing Document (other than those specified in Section 7.1(a) or Section 7.1(b)) and such failure is not remedied or waived within thirty (30) days after the earlier of (i) receipt by the Issuer of written notice from the Purchaser of such failure or (ii) actual knowledge of a Responsible Officer of a Credit Party of such failure.

(d) Representation Default. Any representation, warranty, certification or statement made by any Credit Party in any Financing Document or in any certificate or other document delivered pursuant to any Financing Document is incorrect in any material respect when made or deemed made.

(e) Cross-Default. Any Credit Party shall fail to pay when due or within any applicable grace period any principal, interest or other amount on Debt (other than the Obligations), or any breach, default or event with respect to any Debt (other than the Obligations) shall occur, if the effect of such failure or occurrence is to cause or to permit the holder or holders of such Debt to cause Debt having an aggregate principal amount in excess of $250,000 to become or be declared immediately due and payable.

(f) Bankruptcy. Any Credit Party shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar Law, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due.

(g) Involuntary Bankruptcy. An involuntary case or other proceeding shall be commenced against any Credit Party seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar Law, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) days.

(h) Judgments. One or more judgments, orders, decrees or arbitration awards for the payment of money aggregating in excess of $250,000 (net of amounts covered by insurance as to which the relevant insurance company has not disclaimed coverage) shall be rendered against any Credit Party and either (i) enforcement proceedings shall have been commenced or (ii) there shall be any period of thirty (30) consecutive days during which a stay of enforcement shall not be in effect.

(i) Collateral Documents. Any material provision of any Collateral Document shall for any reason cease to be valid, binding and enforceable, or the Purchaser’s Lien on any material portion of the Collateral shall cease to be a valid and perfected first-priority Lien (subject to Permitted Liens), or any Credit Party shall so assert.

(j) Change of Control. A “Change of Control” shall occur (other than as a result of the consummation of the Merger in accordance with the Merger Agreement).

(k) Liquidation. Any Credit Party shall liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), other than in connection with a merger or consolidation permitted under Section 5.4.

Section 7.2 Acceleration.

Upon the occurrence and during the continuance of an Event of Default, the Purchaser may by notice to the Issuer declare all or any portion of the Obligations to be, and such Obligations shall thereupon become, immediately due and payable, with accrued interest thereon and all other amounts owing hereunder or under any other Financing Document, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Issuer; provided that in the case of any Event of Default specified in Section 7.1(f), Section 7.1(g) or Section 7.1(k) above, all of the Obligations shall become immediately due and payable automatically without any notice or other act by the Purchaser.

Section 7.3 Default Rate of Interest.

After the occurrence of an Event of Default and for so long as it continues, the Notes shall bear interest on the entire unpaid principal amount of the Notes at a rate of interest equal to three percent (3.00%) per annum over the Interest Rate then in effect (the “Default Rate”), and such default rate of interest shall be payable on demand.

Section 7.4 Setoff Rights.

During the continuance of any Event of Default, the Purchaser is hereby authorized by the Credit Parties at any time or from time to time, with prompt subsequent notice to the Issuer, to set off and to appropriate and to apply any and all property at any time held or owing by the Purchaser to or for the credit or for the account of any Credit Party, against and on account of any of the Obligations.

Section 7.5 Application of Proceeds.

After the exercise of remedies provided for in this Article 7 (or after the Obligations have automatically become immediately due and payable pursuant to Section 7.2), any amounts received by the Purchaser on account of the Obligations shall be applied in the following order:

First, to payment of all costs and expenses of the Purchaser incurred in connection with the enforcement of this Agreement and the other Financing Documents, including reasonable attorneys’ fees and expenses and all amounts payable under Article 9;

Second, to payment of all accrued and unpaid interest on the Notes (including interest accruing at the Default Rate);

Third, to payment of the outstanding principal amount of the Notes;

Fourth, to payment of all other Obligations that are due and payable; and

Fifth, the balance, if any, to the Issuer or as otherwise required by Law.

ARTICLE 8

GUARANTY

Section 8.1 The Guaranty.

Each Guarantor hereby unconditionally and irrevocably guarantees, jointly and severally, to the Purchaser, the prompt and complete payment and performance when due (whether at stated maturity, by acceleration, demand or otherwise) of all Obligations. This Guaranty is an absolute, unconditional and continuing guaranty of the full and punctual payment and performance of the Obligations and not of their collectability only and is in no way conditioned upon any requirement that the Purchaser first attempt to collect any of the Obligations from the Issuer or resort to any Collateral or other means of obtaining their payment.

Section 8.2 Obligations Unconditional.

The obligations of each Guarantor under this Article 8 shall be unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Obligations, this Agreement, the Notes or any other Financing Document, or any substitution, release, impairment or exchange of any Collateral for any of the Obligations, and, to the fullest extent permitted by applicable Law, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor.

Section 8.3 Reinstatement.

The obligations of each Guarantor under this Article 8 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Issuer is rescinded or must be otherwise restored by the Purchaser, whether as a result of any proceedings in bankruptcy or reorganization or otherwise.

Section 8.4 Waiver.

Each Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Obligations and this Guaranty, and any requirement that the Purchaser protect, secure, perfect or insure any Lien, or any property subject thereto, or exhaust any right or take any action against the Issuer, any Guarantor or any other Person or any Collateral.

Section 8.5 Guarantor Parties.

The initial Guarantors on the Closing Date shall be:

(a) Odyssey Minerals Cayman Limited, a Cayman Islands exempted company (confirmed holder of equity interests in Ocean Minerals, LLC);

(b) Odyssey OML Holdings Limited, a Cayman Islands exempted company (confirmed holder of equity interests in Ocean Minerals, LLC);

(c) Odyssey Marine Minerals, LLC, a Nevada limited liability company (holder of equity interests in CIC Limited);

(d) Marine Exploration Holdings, LLC, a Nevada limited liability company (holder of equity interests in Oceanica Resources Mexico, S. De R.L. De C.V. (“ORM”));

Each additional Subsidiary that is required to become a Guarantor after the Closing Date pursuant to Section 4.9(b) shall execute and deliver a Guarantor Joinder Agreement substantially in the form of Exhibit E.

ARTICLE 9

EXPENSES AND INDEMNITY

Section 9.1 Expenses.

The Issuer shall pay all reasonable and documented out-of-pocket costs and expenses of the Purchaser in connection with the enforcement or protection of any rights in connection with this Agreement and the other Financing Documents, including reasonable attorneys’ fees and expenses.

Section 9.2 Indemnity.

The Issuer shall indemnify and hold harmless the Purchaser and its Affiliates, and their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including reasonable attorneys’ fees and expenses) that may be incurred by or asserted against any Indemnified Party arising out of, relating to or in connection with (a) the execution, delivery, enforcement or performance of this Agreement or the other Financing Documents, (b) the Notes or the use of the proceeds thereof, or (c) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, except to the extent such claims, damages, losses, liabilities or expenses are determined by a court of competent jurisdiction by final, non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnified Party.

ARTICLE 10

MISCELLANEOUS

Section 10.1 Survival.

All representations, warranties, covenants and agreements made in this Agreement shall survive the execution and delivery hereof and the making of the Notes hereunder.

Section 10.2 No Waivers; Remedies Cumulative.

No failure on the part of the Purchaser to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Purchaser provided herein and in the other Financing Documents are cumulative and not exclusive of any rights or remedies provided by Law.

Section 10.3 Notices.

All notices and other communications hereunder shall be in writing and shall be sent to the addresses set forth on Schedule 10.3 (or to such other address as any party may designate by notice to the other parties). All notices shall be deemed given upon the earliest of (a) delivery in person, (b) one (1) Business Day after deposit with an overnight courier service, or (c) when sent by email (with confirmation of receipt).

Section 10.4 Severability.

If any provision of this Agreement is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

Section 10.5 Amendments and Waivers.

No provision of this Agreement may be amended, modified, supplemented or waived except by a written instrument signed by the Issuer and the Purchaser.

Section 10.6 Assignments.

(a) The Issuer may not assign or transfer any of its rights or obligations under this Agreement or under any of the Notes without the prior written consent of the Purchaser.

(b) The Purchaser may assign or transfer all or any portion of its rights and obligations under this Agreement or any Note to any Affiliate of the Purchaser or Omega without the consent of the Issuer. Any other assignment by the Purchaser shall require the prior written consent of the Issuer (not to be unreasonably withheld); provided that no consent of the Issuer shall be required during the continuance of an Event of Default.

Section 10.7 Confidentiality.

The Purchaser agrees to maintain the confidentiality of any non-public information received by it from the Issuer in connection with this Agreement; provided that nothing herein shall prevent the Purchaser from disclosing any such information (a) to any Affiliate of the Purchaser or Omega, (b) to its officers, directors, employees, agents, advisors and representatives, (c) as required by applicable Law or any Governmental Authority, (d) to any actual or prospective assignee, (e) in connection with the exercise of any right or remedy hereunder, or (f) with the prior written consent of the Issuer.

Section 10.8 GOVERNING LAW.

THIS AGREEMENT AND THE OTHER FINANCING DOCUMENTS AND ALL CLAIMS OR CAUSES OF ACTION ARISING THEREFROM OR RELATED THERETO SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 10.9 SUBMISSION TO JURISDICTION.

EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER FINANCING DOCUMENT.

Section 10.10 WAIVER OF JURY TRIAL.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER FINANCING DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 10.11 Counterparts.

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

Section 10.12 Integration.

This Agreement, together with the other Financing Documents, comprises the complete and integrated agreement of the parties on the subject matter hereof and supersedes all prior agreements, written or oral, on such subject matter.

Section 10.13 Payments Set Aside.

To the extent that any payment by or on behalf of the Issuer or any Guarantor is made to the Purchaser, or the Purchaser exercises any right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Purchaser in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any bankruptcy, insolvency or similar Law or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred.

Section 10.14 Waiver of Consequential and Other Damages.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, NO PARTY HERETO SHALL ASSERT, AND EACH PARTY HERETO HEREBY WAIVES, ANY CLAIM AGAINST ANY OTHER PARTY HERETO ON ANY THEORY OF LIABILITY, FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES (AS OPPOSED TO DIRECT OR ACTUAL DAMAGES) ARISING OUT OF, IN CONNECTION WITH, OR AS A RESULT OF, THIS AGREEMENT, ANY OTHER FINANCING DOCUMENT OR ANY AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY OR THEREBY, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, ANY NOTE OR THE USE OF THE PROCEEDS THEREOF; PROVIDED THAT NOTHING IN THIS SECTION 10.14 SHALL RELIEVE THE ISSUER OR ANY GUARANTOR OF ANY OBLIGATION TO INDEMNIFY AN INDEMNIFIED PARTY AGAINST SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES ASSERTED AGAINST SUCH INDEMNIFIED PARTY BY A THIRD PARTY.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ISSUER:

ODYSSEY MARINE EXPLORATION, INC.

By:
Name:
Title:

GUARANTORS:

ODYSSEY OML HOLDINGS LIMITED

By:
Name:
Title:

ODYSSEY MINERALS CAYMAN LIMITED

By:
Name:
Title:

ODYSSEY MARINE MINERALS, LLC

By:
Name:
Title:

MARINE EXPLORATION HOLDINGS, LLC

By:
Name:
Title:

PURCHASER:

AMERICAN OCEAN MINERALS CORPORATION

By:
Name:
Title:

Signature page – OMEX Note Purchase Agreement

Annex A

Definitions

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person.

“Agreement” means this Note Purchase Agreement as it may from time to time be amended, restated, supplemented or otherwise modified.

“Anti-Terrorism Laws” means each of (a) Executive Order No. 13224, (b) the USA PATRIOT Act and (c) any other applicable Laws relating to terrorism, sanctions or money laundering.

“Approved Budget” means the operating budget provided by the Issuer to the Purchaser in April 2026 (as such budget may be updated from time to time with the prior written consent of the Purchaser), setting forth projected operating expenses and Transaction Expenses of the Issuer through the Outside Date, as the same may be updated from time to time with the consent of the Purchaser.

“Approved Transaction Expense” means a documented, out-of-pocket Transaction Expense incurred on or prior to the Closing Date and which corresponds with a Transaction Expenses as set out in the Approved Budget and shall included, without limitation, payments owing by the Issuer to the Purchasers pursuant to Section 9.1 hereof.

“Blocked Person” means any Person (a) listed in the annex to, or otherwise the subject of, Executive Order No. 13224, (b) named on the OFAC Lists, or (c) owned or controlled by, or acting for or on behalf of, any Person described in clause (a) or (b).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

“Capital Lease” means, with respect to any Person, any lease of any property by such Person as lessee that would be classified and accounted for as a capital lease or finance lease on a balance sheet of such Person in accordance with GAAP.

“Capital Stock” means, with respect to any Person, all shares of capital stock, partnership interests, membership interests, limited liability company interests, equity interests or other equivalent equity interests issued by such Person.

“Capitalized Interest” means, with respect to any Note, any accrued and unpaid interest that has been added to the outstanding principal amount of such Note pursuant to Section 2.5(b)(i).

Annex A – Page 1

“Cash Equivalents” means (a) marketable securities issued or directly and unconditionally guaranteed by the United States of America having maturities of not more than one year, (b) commercial paper rated at least A-1 or P-1 having maturities of not more than one year, and (c) certificates of deposit or money market accounts of any commercial bank having combined capital and surplus of not less than $500,000,000.

“Change of Control” means any event as a result of which any Person or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), other than Omega and its Affiliates, acquires beneficial ownership of more than 50% of the outstanding voting Capital Stock of the Issuer (other than as a result of the Merger).

“Closing Date” means the date on which the conditions set forth in Section 6.1 have been satisfied (or waived by the Purchaser) and the Initial Notes are issued and purchased hereunder.

“Collateral” means all assets and properties that are subject to the Liens created by the Collateral Documents, excluding the Excluded Assets.

“Collateral Documents” means, collectively, the Security and Pledge Agreement, all UCC financing statements, control agreements and all other instruments or documents delivered by any Credit Party to grant to the Purchaser a Lien on any property of any Credit Party as security for the Obligations, as each may be amended, restated, supplemented or otherwise modified from time to time.

“Common Stock” means the common stock, par value $0.0001 per share (or such other par value as may be in effect from time to time), of the Issuer.

“Compliance Certificate” has the meaning set forth in Section 4.2.

“Contingent Obligation” means, as to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt or other obligation of any other Person, including any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Debt or other obligation of the payment thereof, or (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt or other obligation.

“Credit Parties” means, collectively, the Issuer and the Guarantors.

“Debt” means, with respect to any Person, without duplication, (a) all indebtedness for borrowed money, (b) all obligations for the deferred purchase price of property or services (other than trade payables in the Ordinary Course of Business), (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) all obligations under Capital Leases, (e) all obligations under letters of credit, bankers’ acceptances or similar instruments, (f) all obligations in respect of Disqualified Capital Stock, (g) all obligations secured by Liens on any property of such Person even if such Person has not assumed liability for such obligations, and (h) all Contingent Obligations in respect of the foregoing.

Annex A – Page 2

“Default” means any condition or event that, with the giving of notice or lapse of time or both, would constitute an Event of Default.

“Default Rate” has the meaning assigned to such term in Section 7.3.

“Disqualified Capital Stock” means any Capital Stock that, by its terms (or by the terms of any security or other equity interest into which it is convertible or for which it is redeemable or exchangeable), or upon the occurrence of any event or condition, (a) matures or is mandatorily redeemable (other than solely for Capital Stock that is not Disqualified Capital Stock), pursuant to a sinking fund obligation or otherwise, (b) is redeemable at the option of the holder thereof (other than solely for Capital Stock that is not Disqualified Capital Stock), in whole or in part, or (c) is convertible into or exchangeable for Debt or Disqualified Capital Stock, in each case, in whole or in part, on or prior to the date that is ninety-one (91) days after the Maturity Date.

“Draw Date” means the date set forth in the Pre-Closing Draw Request.

“Eligible Market” means the Nasdaq Capital Market (or any successor thereto), The New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market.

“Environmental Claims” means any claim, action, investigation, notice, demand or assertion of liability by any Governmental Authority or other Person arising under or relating to any Environmental Law.

“Environmental Laws” means all applicable Laws relating to the protection of the environment, natural resources, or human health and safety (as it relates to exposure to Hazardous Materials).

“Event of Default” has the meaning assigned to such term in Section 7.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means (a) all rights, title and interests of the Issuer and its Subsidiaries in, to and under the NAFTA Arbitration Award and any proceeds thereof (including any settlement proceeds), and (b) all rights, title and interests of the Issuer and its Subsidiaries arising under or related to the litigation funding arrangements with Poplar Falls LLC (or its successors and assigns) in respect of the NAFTA Arbitration Award.

“Financing Documents” means, collectively, this Agreement, the Notes, the Collateral Documents, the Guaranty and each other agreement, instrument or document executed and delivered in connection with any of the foregoing, as each may be amended, restated, supplemented or otherwise modified from time to time.

“Form S-4” means the registration statement on Form S-4 to be filed by the Issuer (or Omega, as applicable) with the SEC in connection with the Merger.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

Annex A – Page 3

“Governmental Authority” means the government of the United States or any other nation, or any political subdivision thereof, and any agency, authority, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantor” means each Person executing or joining this Agreement as a Guarantor.

“Guaranty” means the guaranty set forth in Article 8.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls or radon gas, (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants” or “pollutants,” or words of similar import, under any applicable Environmental Law and (c) any other chemical, material or substance, the exposure to or release of which is prohibited, limited or regulated by any applicable Environmental Law.

“Initial Notes” has the meaning assigned to such term in Section 2.1(c).

“Interest Payment Date” means the last day of each calendar quarter; provided that if any such day is not a Business Day, the applicable Interest Payment Date shall be the immediately succeeding Business Day.

“Interest Rate” has the meaning assigned to such term in Section 2.5(a).

“Investment” means, with respect to any Person, (a) any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities of any other Person, (b) any loan, advance or capital contribution to any other Person, and (c) any other investment in any other Person.

“Law” means any statute, law, treaty, rule, regulation, order, decree, writ, injunction or determination of any Governmental Authority.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien or charge of any kind.

“Material Adverse Effect” means any material adverse effect on (a) the business, assets, liabilities, operations, condition (financial or otherwise) or prospects of the Issuer and its Subsidiaries taken as a whole, (b) the ability of any Credit Party to perform any of its obligations under any Financing Document, or (c) the rights and remedies of the Purchaser under any Financing Document.

“Maturity Date” means the earliest to occur of (a) the date that is twelve (12) months after the date of this Agreement, (b) the Merger Closing Date, and (c) the date on which the Obligations are accelerated pursuant to Section 7.2.

Annex A – Page 4

“Merger” has the meaning assigned to such term in the Recitals.

“Merger Agreement” has the meaning assigned to such term in the Recitals.

“Merger Closing Date” means the date on which the Merger is consummated.

“NAFTA Arbitration Award” means the arbitral award issued on September 17, 2024, by the International Centre for Settlement of Investment Disputes in favor of the Issuer and Exploraciones Oceánicas S. de R.L. de C.V. against the United Mexican States under NAFTA, ordering Mexico to pay approximately $37.1 million plus interest and costs.

“Net Cash Proceeds” means, with respect to any event, the cash proceeds received in respect of such event, net of (a) all reasonable fees, costs and expenses incurred in connection therewith, (b) all taxes paid or reasonably estimated to be payable in connection therewith, and (c) all amounts required to repay any Debt (other than the Obligations) that is secured by the applicable assets.

“Notes” means the Pre-Closing Notes and the Initial Notes, collectively.

“Obligations” means all obligations of every nature of the Issuer and the Guarantors now or hereafter existing under or arising out of or in connection with this Agreement and the other Financing Documents, including obligations for principal, interest, fees, costs, expenses, indemnities and all other amounts owing or payable thereunder.

“OFAC Lists” means the “Specifically Designated National and Blocked Persons” list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Omega” has the meaning assigned to such term in the Recitals.

“Ordinary Course of Business” means, in respect of any transaction involving any Credit Party or any Subsidiary, the ordinary course of such Person’s business, as conducted in accordance with past practice.

“Outside Date” has the meaning given to such term in the Merger Agreement (as such date may be extended in accordance with the terms thereof).

“Payment in Full” means the payment in full in cash of all Obligations (other than unasserted contingent indemnification obligations) and the termination of all commitments of the Purchaser hereunder.

“Permitted Liens” means the Liens described in Section 5.2(a) through (g).

“Permitted Purposes” has the meaning assigned to such term in the Recitals.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Authority.

Annex A – Page 5

“Pre-Closing Draw Request” means a written request by the Issuer to the Purchaser for the issuance of a Pre-Closing Note, which shall be substantially in the form of Exhibit E and shall specify (a) the requested draw date, (b) the principal amount of the Pre-Closing Note to be issued, (c) wire transfer instructions for the disbursement of the purchase price and (d) the Approved Transaction Expense to which such Pre-Closing Note relates.

“Pre-Closing Limit” shall have the meaning set forth in Section 2.1(a).

“Pre-Closing Note” shall have the meaning set forth in Section 2.1(a).

“Principal Market” means the Nasdaq Capital Market (or any successor thereto) or, if the Common Stock is not then listed on the Nasdaq Capital Market, the principal national securities exchange or quotation system on which the Common Stock is then listed or quoted.

“Purchaser” has the meaning assigned to such term in the preamble.

“Responsible Officer” means the chief executive officer, president, chief financial officer, general counsel, treasurer, assistant treasurer or controller of any Credit Party.

“Restricted Payment” means any dividend, distribution, purchase, redemption, retirement or other acquisition for value of any Capital Stock of the Issuer.

“Sanctions” means any sanctions administered or enforced by the United States Government (including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State and the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom, or any other relevant sanctions authority.

“Sanctioned Country” means any country or territory that is itself the subject or target of comprehensive Sanctions (as of the date of this Agreement: Cuba, Iran, North Korea, Syria and the Crimea, Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person that is (a) listed on any Sanctions-related list of designated or blocked Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom, (b) located, organized or resident in a Sanctioned Country, (c) owned or controlled by, or acting on behalf of, any Person described in clause (a) or (b), or (d) otherwise the target of Sanctions.

“SEC” means the Securities and Exchange Commission.

“Security and Pledge Agreement” means that certain Security and Pledge Agreement, dated as of the Closing Date, by and among the Credit Parties and the Purchaser, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

Annex A – Page 6

“Solvent” means, with respect to any Person as of a particular date, that on such date (a) the present fair saleable value of the assets of such Person exceeds the total amount of its liabilities (including contingent liabilities), (b) such Person is able to pay its debts as they become due, and (c) such Person does not have unreasonably small capital for the conduct of its business.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other entity of which such Person owns, directly or indirectly, more than 50% of the outstanding voting Capital Stock.

“Transaction Expenses” means all documented fees, costs and expenses incurred by the Issuer in connection with the Merger and the transactions contemplated by the Merger Agreement, including legal, accounting, advisory and regulatory filing fees.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended.

Annex A – Page 7

Exhibit 99.1

American Ocean Minerals Corporation to Merge with Odyssey Marine Exploration, Inc., Creating a $1B U.S.-Controlled Deep-Sea Critical Minerals Platform

•	Creates one of the largest U.S.-controlled critical minerals and rare earths platforms focused on deep-sea exploration, harvesting and processing of polymetallic nodules

•

Led by Chairman Tom Albanese, former Rio Tinto CEO, and CEO Mark Justh, a 30-year financial services veteran; and supported by founding investor and special advisor Mike Rowe, the founder and CEO of the mikeroweWORKS foundation, nationally recognized media figure and advocate for reindustrialization and skilled trades development

•	Diversified portfolio spanning U.S.-licensed international waters and allied sovereign waters, including two out of three exclusive licensed exploration areas in the critical mineral-rich Cook Islands

•

Transaction values the combined company at a pro forma equity value of approximately $1 billion, including in excess of $230 million of total equity capital raised, of which more than $150 million is a private placement from prominent institutional and strategic investors, and $75 million is a pre-public financing to accelerate U.S. and allied supply chain independence

•	Expected to have approximately $175 million in cash at closing

•	Prior to the merger, Odyssey intends to effect a 25-for-1 reverse stock split of its common stock

•	Certain significant Odyssey shareholders, accounting for approximately 30% of shares outstanding, have entered into voting support agreements in favor of the Transaction

TAMPA, Fla., April 8, 2026 - American Ocean Minerals Corporation (“AOMC”) and Odyssey Marine Exploration, Inc. (NASDAQ: OMEX) (“Odyssey”) today announced they have entered into a definitive merger agreement to combine their businesses and create a leading deep-sea critical minerals research and resource extraction platform (the “Transaction”).

The Transaction values the combined company at approximately $1 billion and includes a private placement of over $150 million from prominent institutional and strategic investors, as well as a $75 million pre-public financing completed in February by AOMC.

Following the Transaction close, the combined company will operate as American Ocean Minerals Corporation and is expected to trade on Nasdaq under the ticker symbol “AOMC”, subject to stockholder and regulatory approvals and customary closing conditions.

Building a Leading U.S. Deep-Sea Critical Minerals Platform

The Transaction will create a scaled U.S. platform with advanced deep-sea resource and harvesting capabilities, supported by a public company infrastructure.

AOMC has secured exploration rights in one of the most sought-after areas globally and forged key partnerships designed to support an asset-light operational platform, including retrofitted vessels and proven technologies. Odyssey contributes its public platform, unique intellectual properties, diversified portfolio and more than 30 years of offshore operational experience in developing marine mineral assets.

The combined company will be led by an experienced team of global leaders in deep-sea operations, processing and capital markets, including Chairman Tom Albanese, who formerly served as CEO of Rio Tinto Group, and CEO Mark Justh, who brings decades of experience in capital markets, including former roles at JPMorgan Chase and Goldman Sachs. The team will also be supported by AOMC founding investor and special advisor Mike Rowe, the founder and CEO of the mikeroweWORKS foundation and nationally recognized media figure.

Mark Justh, Chief Executive Officer of AOMC, stated: “This transaction comes at a pivotal inflection point, as regulatory clarity, proven offshore technology, supply chain independence initiatives, improved scientific understanding of environmental impacts and mitigation, and accelerating demand for critical minerals are converging for the first time. By combining AOMC’s capital and multi-jurisdiction asset base with Odyssey’s, and with a combined team representing 300 years of deep-sea expertise, we are building a scalable platform to support a more secure and diversified critical minerals supply chain.”

Mark Gordon, Chief Executive Officer of Odyssey, said: “This transaction builds on the foundation Odyssey has established over more than three decades of offshore innovation and operations. Our experience in marine operations, project execution, and working within regulatory frameworks is directly applicable to advancing these assets. By combining Odyssey’s capability with AOMC’s capital and asset base, the combined company is positioned to move forward with a clear, execution-driven approach.”

The combined company expects to make substantial investments over the next decade designed to yield significant returns for its shareholders, the Cook Islands, the US and other important stakeholders. These investments will support completing technical programs and feasibility studies to maximize the economic value of AOMC’s vast resource endowment and implementing environmentally responsible harvesting technologies, constructing and retrofitting a fleet of harvesting vessels, developing processing operations, and building supporting infrastructure.

Advancing Multiple Regulatory Pathways for Deep Sea Exploration

AOMC is assembling a diversified dual-track portfolio across both the Cook Islands exclusive economic zone (“EEZ”), an allied jurisdiction, and U.S.-regulated international waters, including the Clarion-Clipperton Zone.

Across five secured and target areas, the combined company will have access to more than 500,000 square kilometers of prospective areas where polymetallic nodules containing nickel, cobalt, copper, and manganese are abundant. AOMC also believes the license areas in the Cook Islands are highly prospective for rare earth elements and potentially titanium.

Tom Albanese, Chairman of AOMC, said: “AOMC will be positioned to be a reliable, long-term supplier for American re-industrialization. We are taking a differentiated, responsible approach to the research and development of deep-sea resources. The work over the past decade has set a high standard fo~~r~~ advancing the industry responsibly, and we are proud to play a role in maintaining that standard.”

•

The Cook Islands Pathway: The combined company’s platform will include investments in two out of three licensed exploration projects in the Cook Islands’ EEZ, Moana Minerals Ltd., a subsidiary of Ocean Minerals LLC (“OML”), and CIC Limited (“CIC”). These licensed areas encompass 417 million tonnes of indicated resources and over 2 billion tonnes of inferred resources as detailed in S-K 1300 resource reports.

•

The U.S. Sovereign Pathway: AOMC has achieved full compliance for two exploration applications under the Deep Seabed Hard Mineral Resources Act. Administered by National Ocean and Atmospheric Administration, this framework provides domestic companies with a U.S.-regulated route to explore and develop nodule resources in international waters. AOMC areas for exploration encompass over 1.4 billion tonnes of inferred resources, as detailed in S-K 1300 resource reports.

A preliminary economic assessment for OML’s Moana-1 asset was completed in early 2025 and reassessed based on the S-K 1300 resource report identifying an indicated mineral resource of 417 million tonnes with an abundance of 26.7 kg/m2. These results support advancement to the next phase of development, including pre-feasibility and environmental studies prior to a license application for mineral harvesting. An initial assessment for CIC’s license area supports disclosure of an inferred mineral resource of 1.95 billion tonnes of polymetallic nodules with an abundance of 19.9 kg/m2 in an area that is expected to be 5-6 times the size of Moana-1. The Cook Islands’ established regulatory framework, including Seabed Minerals Act 2019 and Seabed Minerals Harvesting Regulations 2024, provides a clear, nationally governed pathway for responsible resource development within its exclusive economic zone.

Transaction Details

The Transaction values the combined company at a pro-forma equity value of approximately $1 billion. Prior to and in connection with the Transaction, AOMC has raised and secured equity commitments totaling more than $230 million from institutional and strategic investors, consisting of a private placement of more than $150 million and a $75 million pre-public financing.

Prior to closing the Transaction, Odyssey intends to divest its Mexican phosphate asset, PHOSAGMEX, non-core to the combined company, in a transaction expected to preserve potential value for the benefit of pre-closing shareholders of Odyssey. This divestiture is expected to remove approximately $60 million of related liabilities from the Odyssey balance sheet. Following the Transaction and divestiture close, the combined company expects to have more than $175 million in cash available to advance exploration programs across its portfolio.

The Transaction is structured as an all-stock merger, pursuant to which AOMC’s outstanding common stock and warrants will be exchanged for Odyssey’s common stock and warrants. Prior to the merger, Odyssey intends to effect a 25-for-1 reverse stock split of its common stock. Before the effect of the reverse stock split, the total number of shares of common stock outstanding of the combined company is expected to be approximately 921 million upon closing of the transaction.

The merger agreement has been unanimously approved by the boards of directors of both companies, as well as Odyssey’s special transaction committee, and is expected to close in late second quarter or early third quarter of 2026, subject to customary regulatory and shareholder approvals. In connection with the transaction, Odyssey and AOMC have entered into voting agreements with certain significant Odyssey shareholders, accounting for approximately 30% of Odyssey shares of common stock outstanding, pursuant to which such shareholders have agreed to vote in favor of the Transaction.

Advisors

Citigroup Global Markets Inc. (“Citi”) and Cantor Fitzgerald & Co. (“Cantor”) are serving as Capital Markets Advisors for AOMC and served as Joint Private Placement Agents with respect to AOMC’s private placement financing. Cassels Brock & Blackwell LLP and Gibson, Dunn & Crutcher LLP are serving as legal advisors to AOMC in connection with the Transaction. Teneo is serving as strategic communications advisor to AOMC.

Latham & Watkins LLP is serving as counsel to Citi and Cantor.

Moelis & Company LLC is serving as exclusive financial advisor and Allen Overy Shearman Sterling US LLP is serving as legal advisor to Odyssey’s special transaction committee in connection with the Transaction. Akerman LLP is legal advisor to Odyssey. Grant Thornton LLP is Odyssey’s independent public accounting firm.

Conference Call Information

AOMC and Odyssey will hold an investor conference call to discuss the Transaction on Monday, April 13th at 10:00 A.M. ET. Please register for the conference call at the link here: https://www.netroadshow.com/events/login/LE9zwo3gJpib4vGK34Yz8XU6QxJXdkGr7sn

About American Ocean Minerals Corporation

American Ocean Minerals Corporation is establishing a U.S.-controlled global supply chain for critical minerals and rare earth elements sourced from polymetallic nodules. To learn more, please visit www.aomusa.com.

About Odyssey Marine Exploration

Odyssey Marine Exploration, Inc. is an ocean exploration and marine resource development leader with more than 30 years of experience operating in complex offshore environments worldwide. Odyssey is building a diversified portfolio of projects that focus on seafloor mineral resources that can contribute practical solutions to global challenges, including food security, energy transition, and supply-chain resilience.

Offering comprehensive research, marine operations, and regulatory compliance support, Odyssey works with governments and seafloor rights holders worldwide. Odyssey develops its projects in collaboration with a global network of partners, academics, and industry professionals who share its commitment to environmentally sound solutions for obtaining minerals that address present and future global challenges. Learn more at www.odysseymarine.com.

About OML and CIC

Ocean Minerals, LLC, through its wholly owned subsidiary Moana Minerals Ltd, is a deepwater critical minerals exploration and development company focused on advancing polymetallic nodule resources within the exclusive economic zone of the Cook Islands. In August 2025, a U.S. SEC S-K 1300 Initial Assessment reported an indicated mineral resource of 417 million tonnes with an abundance of 26.7 kg/m2 as well as an inferred mineral resource of 102 million tonnes with an abundance of 26 kg/m2. Through its subsidiary, Moana Minerals Ltd., OML holds an exploration license granted by the Cook Islands Seabed Minerals Authority. Upon completion of the Transactions described herein and including AOMC and Odyssey’s existing interests in OML, AOMC is expected to hold approximately 80% to 100% of the membership interests of OML. Learn more at www.moanaminerals.com.

CIC Limited is a privately held Cook Islands company focused on addressing challenges in the critical minerals supply chain through the development of ocean mineral resources. CIC was granted a mineral exploration license that covers an area of ~200,000 square kilometers in the Cook Islands’ exclusive economic zone. In December 2025, an SEC S-K 1300 Initial Assessment reported an inferred mineral resource of 1.95 billion tonnes of nodules with an abundance of 19.9 kg/m2 prior to planned relinquishment. AOMC expects to hold equity and financial instruments representing approximately 48% ownership interest with options to increase ownership in CIC to approximately 95% at AOMC’s sole discretion, inclusive of AOMC and Odyssey’s existing interests, upon completion of the Transaction and subject to regulatory approval in the Cook Islands. Learn more at www.cic.co.ck.

Additional Information and Where to Find It

Odyssey intends to file with the Securities and Exchange Commission (“SEC”) Registration Statement on Form S-4 in connection with the Transaction. This communication is neither an offer to purchase nor a solicitation of an offer to sell securities of Odyssey, nor is it a substitute for any offer materials that Odyssey will file with the SEC. Shareholders of Odyssey should read the above referenced documents and materials carefully when such documents and materials become available, as well as other documents filed with the SEC, because they will contain important information about the Transaction. Odyssey may not exchange the securities to be referenced in the preliminary prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. Shareholders of AOMC may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Odyssey and the transaction, once such documents and materials are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Odyssey, AOM, and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from Odyssey and AOM stockholders in respect of the proposed Transaction. Information about Odyssey’s directors and executive officers is available in Odyssey’s proxy statement, which was filed with the SEC on April 25, 2025, for the 2025 Annual Meeting of Stockholders, Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 31, 2026. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and Odyssey as indicated above.

Forward-Looking Statements

This communication contains forward-looking statements. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements include those regarding the timing, consummation and anticipated benefits of the Transaction, described herein, estimates of mining resources, projections of future cash or financial position, and the reverse stock split. The experience and results of the Transaction may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals of the transaction are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the Transaction; risks that the proposed Transaction disrupts the current plans or operations of Odyssey or AOMC; the ability to retain and hire key personnel; unexpected costs, charges or expenses resulting from the Transaction; potential adverse reactions or changes to relationships resulting from the announcement or completion of the Transaction; the ability to achieve the synergies expected from the transaction; ability to commercially extract mineral deposits after the Transaction; risks and hazards inherent in the mining business (including risks inherent in exploring, developing, constructing and operating mining projects); uncertainty about the ability to obtain required capital to execute business plans; changes in the market prices of minerals; uncertainty around whether and when regulatory and other approvals for the Transaction will be received or the listing or exploration licensing will be obtained; and geopolitical, regulatory and macroeconomic risks in the areas in which Odyssey and AOMC operate. Other factors that might cause such a difference include those discussed in Odyssey’s filings with the SEC, which include its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the Registration Statement on Form S-4 to be filed in connection with the proposed Transaction. Forward-looking statements included in this communication are made only as of the date hereof and no person is under any obligation to publicly update or revise such forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Transaction will be implemented solely pursuant to the terms and conditions of the merger agreement, which contain the full terms and conditions of the Transaction.

Resource Estimates

The resource estimates reported in this press release were prepared in accordance with the requirements of the U.S. Securities and Exchange Commission under Subpart 1300 of Regulation S-K (“S-K 1300”)1. Four reports are referenced:

•	Moana Minerals Ltd. EL3 – Prepared by RSC Consulting Ltd. – Effective Date August 1st, 2025.

•	CIC Ltd EL1 – Prepared by RSC Consulting Ltd. – Effective Date December 31st, 2025

•	American Ocean Minerals Corp AOM Area-1 – Prepared by WYCO Mineral Advisors – Effective Date February 9th, 2026

•	American Ocean Minerals Corp AOM Area-2 – Prepared by WYCO Mineral Advisors – Effective Date February 12th, 2026

Contacts

Teneo

AOMC@teneo.com

Odyssey Marine Exploration, Inc.

media@odysseymarine.com

[1]

Subject to the completion of the merger with Odyssey Marine Exploration, Inc., concurrent PIPE, and acquisitions of relevant licenses, AOMC is expected to own (i) a ~48% interest in CIC with an option to increase ownership to approximately 95% at AOMC’s sole discretion, (ii) approximately 80-100% of the membership interests of OML, and (iii) a 100% interest in both AOM Area-1 LLC and AOM Area-2 LLC, which are wholly owned subsidiaries of AOMC.

###

Exhibit 99.2 American Ocean Minerals Corporation A Merger with Odyssey Marine Exploration (NASDAQ: OMEX) A Responsible Solution for Critical Minerals & Rare Earth Supply Through Fast-Tracked Regulation, an Industry-Leading Team, and Proven Technologies Investor Presentation - 2026

Executive Summary Introduction to American Ocean Minerals Corporation AOM will be a U.S.-controlled platform company focused on securing critical mineral independence via deep-sea resources. Key Investment Highlights Scale & Control: Large and advanced U.S.-controlled deep-sea minerals platform with >500,000 km² of secured and targeted areas across the Cook Islands and U.S. controlled regulatory path. Finance: Oversubscribed $75M pre-public bridge closed February 2026 and $150M+ PIPE financing secured and closing concurrent with the merger transaction. A Multi-Jurisdiction Asset Base: Cook Islands SBMA provides fastest permitting track, U.S. DSHMRA/NOAA pathway reduces risk through diversification. th AOM at a glance Strategic Alignment: On Feb 5 , the U.S. signed a critical minerals support agreement with the Cook Islands, strengthening bilateral support for secure supply chains. >500,000 km² Offshore Precedent: Leverage proven technologies with decades of deepwater offshore precedent in Oil & Gas to Secured and targeted areas across the Cook Islands EEZ and reduce execution risk. U.S. pathways (ABNJ / U.S. EEZ) Clear Path to Approvals: Clear timeline to complete Pre-Feasibility Studies in 2026 for OML harvest area. Ni • Co • Cu • Mn • REEs Single polymetallic feedstock that can be stockpiled cheaply Industry-Leading Team: Experience spanning Lockheed’s nodule program, Ocean Mining Associates, Rio Tinto, and refined flexibly and Navy deep-sea engineering programs. Partners + Scale-up Vision: Strategic partnerships (TransOcean, Bollinger Shipyards, Phoenix International, Royal Boskalis, U.S. workforce programs) and a long-term plan for fleet scale-up plus U.S./allied processing and strategic stockpiles. 2

The AOM Platform

A Unified Platform.

Why Cook Islands	• Most mature deep-sea harvesting regulations • Sovereign nation using English Common Law • Strong Alliance with the U.S., strategic global position
Why Nodules	• Polymetallic resource, near-zero waste • Abundant source of minerals and rare earths • Can be stockpiled and stored at low cost
Why a Platform	• Cost savings and operational efficiencies • Accelerated exploration and licensing processes • Optimal logistics for harvesting and processing
Why AOM	• Size, scale, and extensive deep-sea experience • Fastest path to market • Diversified jurisdictions

AMERICAN OCEAN MINERALS + ODYSSEY MARINE EXPLORATION (NASDAQ: OMEX)

United States	Cook Islands
3 target areas[1] *(Area-1 & 2 received full compliance confirmation)*	**2** active exclusive exploration licenses *(7 years of development to date)*
~293,000 km² (Combined target areas)	**~234,000 km²** (Combined)
~1.4 Billion tonnes of nodules (Inferred)	**~2 Billion** tonnes of nodules (Inferred) **~417 Million** tonnes of nodules (Indicated)
Nickel and Copper dominant	**Cobalt, Manganese** + Rare Earth Elements (REE) rich
Sovereign U.S. pathway Defined U.S. laws (DSHRMA)	Exclusive Economic Zone (EEZ) provides clear title
Presidential mandate	Fastest path to harvesting, globally
Strong U.S. Government momentum	Strong community relations

3

The AOM Platform A Unified Platform. ‣ Most mature deep-sea harvesting regulations (NASDAQ: OMEX) ‣ Sovereign nation using English Common Law Why Cook Islands ‣ Strong Alliance with the U.S., strategic global position United States Cook Islands ‣ Polymetallic resource, near-zero waste ‣ Abundant source of minerals and rare earths Why Nodules‣ Can be stockpiled and stored at low cost 1 3 target areas (Area-1 & 2 received full 2 active exclusive exploration licenses compliance confirmation) (7 years of development to date) ~293,000 km² (Combined target areas) ~234,000 km² (Combined) ‣ Cost savings and operational efficiencies ‣ Accelerated exploration and licensing processes ~1.4 Billion tonnes of nodules (Inferred) ~2 Billion tonnes of nodules (Inferred) ‣ Optimal logistics for harvesting and processing Why a Platform ~417 Million tonnes of nodules (Indicated) Nickel and Copper dominant Cobalt, Manganese + Rare Earth Elements (REE) rich ‣ Size, scale, and extensive deep-sea experience ‣ Fastest path to market Sovereign U.S. pathway Exclusive Economic Zone (EEZ) provides Why AOM Defined U.S. laws (DSHRMA) clear title ‣ Diversified jurisdictions Presidential mandate Fastest path to harvesting, globally Strong U.S. Government momentum Strong community relations 1 AOM subsidiaries with separate and distinct NOAA application areas, AOM Area-1 application received substantial compliance notification, AOM Area-2 application received substantial compliance notification, AOM Area-3 application submission pending 3

Asset Summary Pro-Forma Company Asset Summary Post-Transaction Assets What it is Post-Transaction ownership Detail Cook Islands EEZ AOM option to increase ownership above 50% at CIC LTD (CIC) ~48% licensee AOM’s sole discretion. Ocean Minerals LLC (OML) & Cook Islands EEZ AOM ownership of approximately 80-100% of the 80-100% Moana Minerals LLC (MML) licensee membership interests. AOM Area-1 LLC, AOM Area-2 AOM wholly owned 100% AOM operated license areas. LLC, AOM Area-3 LLC subsidiaries Definitive agreements have been signed; Option to acquire additional equity subject to SBMA approval, and completion of transactions. Illustrates post-transaction projected ownership structure on an as-converted basis and anticipated exchange agreements and as-if converted instruments. Cook Islands areas subject to relinquishing space over time as mine plan is 4 established

Target: Odyssey Marine Exploration Overview

Who is Odyssey Marine Exploration? (NASDAQ: OMEX)

30+ years of deep ocean exploration innovation

Mark D. Gordon

Chairman & CEO

John D. Longley

President & COO

1994-2011: Shipwreck Era — Founded by Greg Stemm & John Morris • Pioneered deepwater ROV recovery (to 4,700m)

2009 - 2011: Strategic Pivot — Pivoted from shipwrecks to critical minerals • Built global prospectivity program

2010-2024: Asset Building — Built positions in Cook Islands, Mexico, PNG & U.S.
- Won NAFTA arbitration
- Heavy Mineral Sands lease request (BOEM)

2025: Clean Slate — Eliminated $20M debt through equity conversion. Secured $8M+ funding through option exercises.

Today*

3 **Unique Assets**

CIC: ~13.4%
OML: ~7%
PHOSAGMEX: 39.1%

5

Target: Odyssey Marine Exploration Overview Who is Odyssey Marine Exploration? (NASDAQ: OMEX) 30+ years of deep ocean exploration innovation ● Established U.S. deep-ocean operator with more than 30 years of experience executing complex offshore exploration programs at full ocean depth. 1994-2011: Founded by Greg Stemm & John Morris • Pioneered deepwater ● Proven execution record across jurisdictions, with demonstrated capability to ROV recovery (to 4,700m) Shipwreck Era operate under rigorous regulatory, environmental, and sovereign oversight using advanced subsea systems and robotics. ● Focused on critical minerals for the future, including polymetallic nodules in the 2009 - 2011: Pivoted from shipwrecks to critical minerals • Built global Cook Islands and subsea phosphate at PHOSAGMEX to support energy transition prospectivity program Strategic Pivot and global food security. ● Key Investors*: Two Seas Capital (9.9%), Greywolf Capital Management (9.3%) (1) and Capital Latinoamericano (11.6%) Built positions in Cook Islands, Mexico, PNG & U.S. 2010-2024: • Won NAFTA arbitration Mark D. Gordon Asset Building Chairman & CEO • Heavy Mineral Sands lease request (BOEM) Seasoned executive with corporate finance and strategy background. Orchestrated survival strategy during Mexico litigation. Secured litigation funding and navigated debt restructuring, proven financial acumen and 2025: Eliminated $20M debt through equity conversion. Secured shareholder commitment. $8M+ funding through option exercises. Clean Slate John D. Longley President & COO CIC: ~13.4% Senior executive with extensive experience in business partnerships, 3 subsea project execution, and marine logistics. He has played a central role OML: ~7% Today* in planning and delivering complex programs across multiple jurisdictions, Unique Assets PHOSAGMEX: 39.1% supporting Odyssey's transition toward critical minerals development. 5 (1) Includes holding by its affiliate Promontora de Inversiones CapLat Espana S.L. * As of December 31, 2025.

Transaction Summary

Transaction Summary

Bridge Funding

$75M

Completed

1

2

Signed PIPE Funding

$150M+

Public Listing

Merger

Q2/Early Q3 Public Merger

3

Bridge(1)
$75M
PIPE
$150M+
11%
15%
AOM & OMEX
~$750M
74%

~$1BN

Post-Money Equity Capitalization

6

Transaction Summary Transaction Summary A clear funding roadmap, bridge completed, PIPE and Merger backed by top tier financial partners to accelerate commercialization. (1) Bridge Bridge Funding Public Listing $75M $75M Merger PIPE 11% $150M+ Q2/Early Q3 Public Merger Completed 15% AOM & OMEX 2 3 1 ~$750M 74% Signed PIPE Funding $150M+ ~$1BN Post-Money Equity Capitalization (1) Bridge equity contribution calculated as $75M that is convertible at a 25% discount to the merger price + 8% mandatory PIK 1-year interest 6

Transaction Timeline

Transaction Timeline: Signing to Public Trading

Completed	Bridge financing closed.
Completed	Completion of S-K 1300 technical reports.
Completed	Sign merger agreement and PIPE / announce merger and PIPE.
Within 30 Days of Signing	File S-4.
Prior to Closing	Effect a reverse stock split.
Late Q2 / Early Q3	S-4 effective, vote & close merger, PIPE funds.
Upcoming	PFS and PEA reports, processing partnership(s), product development, NOAA full compliance notices, exploitation license submittals, bulk sample campaigns, vessel acquisition and more.

7

Transaction Timeline Completed Bridge financing closed. Transaction Completion of S-K 1300 technical reports. Completed Timeline: Signing Completed Sign merger agreement and PIPE / announce merger and PIPE. to Public Trading Within 30 Days File S-4. ● Clear path to public trading of Signing ● Transaction structured to minimize market and timing uncertainty Prior to Effect a reverse stock split. Closing Late Q2 / S-4 effective, vote & close merger, PIPE funds. Early Q3 PFS and PEA reports, processing partnership(s), product development, NOAA full compliance notices, exploitation Upcoming license submittals, bulk sample campaigns, vessel acquisition and more. Illustrative timeline; subject to regulatory review, and customary closing conditions Assumes no SEC review of the 7 proxy statement/S-4; SEC review may extend timing

The Team

Tom Albanese
Chairman

RioTinto
Franco-Nevada

Mark Justh
Chief Executive Officer

Goldman Sachs
J.P.Morgan

Tom Dettweiler, M.S.
President

Woods Hole Oceanographic Institution
NAUTICOS

Charles Morgan, Ph.D.
Chief Geologist

LOCKHEED MARTIN

Mike Rowe
Special Advisor

WORKS
DIRTY JOBS

Laura Azevedo, Ph.D.
Chief Science Officer

atmosmarine

David Weight
Processing Advisor

COBALT INSTITUTE

Jeffrey Reidenauer, PhD.
Regulatory Advisor

BOEM
BUREAU OF OCEAN ENERGY MANAGEMENT

8

The Team Global Leaders in Deep-Sea Operations, Mining, Processing and Capital Markets Tom Albanese Mark Justh Tom Dettweiler, M.S. Charles Morgan, Ph.D. Chairman Chief Executive Officer President Chief Geologist AOM unites elite deep-sea pioneers: Lockheed, Ocean Mining Associates and early nodule- program engineers, Woods Hole and Cousteau veterans, and classified recovery specialists for lost nuclear subs and aircraft. Together, we have funded and led a historic volume of deep-ocean commodity and recovery missions. Engagement directly with former NOAA, Lockheed, WHOI, and ISA experts eliminates consulting firm markups, cuts costs, and accelerates timelines. Mike Rowe Laura Azevedo, Ph.D. David Weight Jeffrey Reidenauer, PhD. Special Advisor Chief Science Officer Processing Advisor Regulatory Advisor Illustrates post-transaction combined company team members, subject to employment agreements to be negotiated 8

The Team Continued

Supported by Veteran Directors and Best-In-Class Advisors

Board of Directors

Mark Luther, Ph.D.
Director
Water Institute · University of South Florida College of Marine Science · The International SeaKeepers

Philip Plough
Director
ICM Partners · Banijay

Brett Ryckman
Director

William Scripps
Director
Scripps Family Impact Fund

Dilshad Kasmani, Cmdr.
Director
Paul Hastings

Special Advisors

Ian Koblick
Environmental Advisor
Marine Resources Development Foundation

Ted Brockett, M.S.
Technical Advisor
Okeanus

John C. Wiltshire, Ph.D.
Ocean Science Advisor
ORE · School of Ocean and Earth Science and Technology

Craig Mullen
Technical Advisor
Oceaneering · Alcoa

Michael Barnett, M.S.
Marine Protection
NOAA Fisheries

Andrew Smart, AFA
Advisor
OCEAN

9

The Team Continued Supported by Veteran Directors and Best-In-Class Advisors Philip Plough Dilshad Kasmani, Cmdr. Mark Luther, Ph.D. Brett Ryckman William Scripps Director Director Director Director Director Ian Koblick Ted Brockett, M.S. Andrew Smart, AFA Michael Barnett, M.S. John C. Wiltshire, Ph.D. Craig Mullen Environmental Advisor Technical Advisor Advisor Ocean Science Advisor Marine Protection Technical Advisor 9 Illustrates post-transaction combined company team members, subject to agreements to be negotiated Special Advisors Board of Directors

The Critical Opportunity U.S. and allies need to secure minerals domestically.

The Problem

China Leads Critical Minerals Production
Top countries by share in global processing of selected critical minerals in 2023 (in percent)
China
Chile
Indonesia
Japan
Argentina
Finland
Russia
Rest of the world
100
80
60
40
20
0
Copper
Nickel
Aluminium
Lithium
Cobalt
Rare earth
Manganese
Natural graphite
Sources: UNCTAD, OECD
statista

[1] IEA Global Critical Minerals Outlook 2025; [2] USGS Mineral Commodity Summaries 2025; Executive Order 13953

11

The Problem Our Nation's Supply Chain is a National Security Threat Various critical industrial needs are constrained by a near-total dependence on imported critical minerals, all transpiring amidst record demand. China is the leading refiner for 19 of 20 key strategic minerals, with around 1 70% of global refining capacity on average and >90% for rare earths. The U.S. imports 100% of its manganese, 76% of its cobalt, 50% of its 2 copper, 48% of its nickel, and 80% of its rare earths. U.S. allies (Europe, Japan, Korea) are also exposed to the same supply chain 1 chokepoint, as they depend on China for refining battery materials. Our Nation's undue reliance on critical minerals from foreign adversaries constitutes an unusual and extraordinary threat to the national security, foreign policy, and economy of the United States.” — President Donald J. Trump (POTUS) Executive Order 13953 “Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals from Foreign Adversaries.” 1 2 IEA Global Critical Minerals Outlook 2025; USGS Mineral Commodity Summaries 2025; Executive Order 13953 11

The Problem

A $300+ Billion Market Exceeding Terrestrial Mining Capability [1]

	Terrestrial Mining	Deep-Sea Mineral Harvesting
Speed to Market	10+ years to permit and build; high delay/cancellation risk.	Modular retrofitted vessels enable scale with predictable permit timelines in CI.
Ore & product mix	Single-metal deposits, declining grades; separate mines for Ni, Co, Cu, Mn.	One rock, many critical minerals and REEs, from a single resource/flowsheet.
Control	Often subject to unstable regimes.	CI EEZ provides assurance of clear title.
Efficiency	Overburden and toxic tailings dams impact communities, increase costs and risks.	No overburden nodules are nearly 100% usable ore.
Impact	Deforestation, blasting, tailings dams, heavy water use, community and labor risk.	No drilling or blasting, no tailings dams or impacted communities; and up to ~93% lower life-cycle CO^2/t. [2]
Investment	Each is a infrastructure project with local power generation, roads, rail, equipment and buildings with no use post-mining.	Repeatable "floating extraction vessel" units lowers capex, opex, and execution risk.
Capital	High upfront capital due to heavy infrastructure requirement.	Modular capital investments dependent on company-controlled ramp-up

Meeting global battery demand by 2030 would **require 293 new mines**
Current Supply (t)
COPPER
22.9M
+3.7M*
Additional Supply Needed by 2030
Additional Supply Needed by 2030
Lithium (LCE)
1.2M
1.5M
@ 30.000
Average Mine Size (t)
356K
1.8M
Synthetic Graphite
@ 20.000
Manganese**
319K
90K
15.000
Cobalt
129K
272K
8.000
Purified Phosphoric Acid
6.5M
2.5M
75.000
Rare Earth Metals
33K
84K
Nickel
3.6M
1.4M
50.000
Natural
1.2M
1.7M
17M
Natural Graphite
170
Mines or Plants Needed
S. Graphite 12 Plants
Manganese** 21 Plants
Cobalt 26 Mines
Nickel 29 Mines
Rare Earth 29 Mines
Purified Phosphoric Acid 33 Plants
Copper 61 Mines

Benchmark Mineral Intelligence as of November 2024

12

The Problem 1 A $300+ Billion Market Exceeding Terrestrial Mining Capability Global demand would require an unattainable surge in new terrestrial land mines; permitting delays, declining grades, and environmental and social impacts make it unrealistic. Terrestrial Mining Deep-Sea Mineral Harvesting Speed to 10+ years to permit and build; high Modular retrofitted vessels enable scale with Market delay/cancellation risk. predictable permit timelines in CI. Ore & product Single-metal deposits, declining grades; One rock, many critical minerals and REEs, from a mix separate mines for Ni, Co, Cu, Mn. single resource/flowsheet. Control Often subject to unstable regimes. CI EEZ provides assurance of clear title. Efficiency Overburden and toxic tailings dams No overburden nodules are nearly 100% usable ore. impact communities, increase costs and risks. Impact Deforestation, blasting, tailings dams, No drilling or blasting, no tailings dams or impacted 2 heavy water use, community and labor communities; and up to ~93% lower life-cycle CO /t. 2 risk. Investment Each is a infrastructure project with local Repeatable “floating extraction vessel” units lowers power generation, roads, rail, equipment capex, opex, and execution risk. and buildings with no use post-mining. Capital High upfront capital due to heavy Modular capital investments dependent on infrastructure requirement. company-controlled ramp-up 1 IEA Global Critical Minerals Market Review 2023; Benchmark Mineral Intelligence Supply Chain Data; 2 The 12 Role of Critical Minerals in Clean Energy Transitions Benchmark Mineral Intelligence as of November 2024

Why Now

America’s Declaration of Mineral Independence

Regulatory Clarity

Executive order[1] fast-tracks permitting in U.S. EEZ’s and non-conflicted international waters. Cook Islands is the most mature path and provides clear title.

Proven Technology

Research has established multiple methods to viably extract and process nodules with minimal impact and low footprint.

Surging Demand

Demand is projected to double by 2030 and triple by 2050. It is not feasible for terrestrial mining to scale in line with projected demand.[2]

Supply Chain Chokepoint

13

Why Now America’s Declaration of Mineral Independence Policy momentum, demand shock, and geopolitical risk have converged. AOM is a scalable U.S. controlled global solution for critical mineral and rare earth shortages. Regulatory Clarity Proven Technology Surging Demand Supply Chain Chokepoint China dominates critical mineral 1 Research has established multiple Demand is projected to double by Executive order fast-tracks and rare earth supply. The U.S. methods to viably extract and 2030 and triple by 2050. It is not permitting in U.S. EEZ’s and non- and its allies are dependent on an process nodules with minimal feasible for terrestrial mining to conflicted international waters. international supply impact and low footprint. scale in line with projected Cook Islands is the most mature 2 chain/production. demand. path and provides clear title. We see supply chain security, especially for critical minerals, as a structural investment theme. Policymakers are rewriting the rules of global trade. — BlackRock Investment Institute 1 Unleashing America's Offshore Critical Minerals and Resources Executive Order 14285; 2 International Energy Agency (IEA) (2025) Global Critical Minerals Outlook 2025 13

The Nodule Advantage

15 - 35%
0.1 - 0.8%
0.8 - 1.6%
0.4 - 1.2%
0.8 - 1.4%
Manganese
Cobalt
Nickel
Copper
Titanium [8,9]

	Tonnes	Content
Clarion Clipperton Zone	21 Billion	High Nickel, Copper[4]
Cook Islands EEZ	6-7 Billion	High Cobalt, REE, Manganese[5]
Japan EEZ	N/A	High REE[6]
Indian Ocean	380 Million	Low Copper[7]

[1] World Ocean Review; Global Change Biology 2024; [2] Cook Islands SMS 2023; ISA Resource Models and Factsheets; [3] NOAA 1995; [4] ISA Resource Models and Factsheets; Hein 2013; ISA 2024; [5] Cook Islands SMS 2023; Moana Minerals; [6] Japan Minamitorishima Studies; [7] India CIOB Estimate; [8] USGS 2025; World Ocean Review; Hein 2013; ISA 2024, [9] Image sourced from TMC website.

14

The Nodule Advantage 34 Critical Minerals and Rare Earth Elements: One Remarkable Rock Polymetallic nodules can provide billions of tonnes of high-grade minerals and rare earths, supplying the U.S. economy for decades with no foreign dependence and no drilling or blasting. Nodules sit unattached on the seabed, allowing for harvesting with zero drilling or blasting and ~90% lower lifecycle emissions. A vast resource of over 6 billion tonnes of nodules identified in the Cook Islands 2 EEZ and 21 billion tonnes in the Clarion Clipperton Zone. The U.S. Government, Lockheed, and others have extensively studied these nodule fields for 40+ years.³ Tonnes Content 15 - 35% 0.1 - 0.8% 0.8 - 1.6% 0.4 - 1.2% 0.8 - 1.4% Clarion Clipperton Zone 21 Billion High Nickel, Copper⁴ Cook Islands EEZ 6-7 Billion High Cobalt, REE, Manganese⁵ Japan EEZ N/A High REE⁶ Titanium Manganese Cobalt Nickel Copper 9 ⁸ Indian Ocean 380 Million Low Copper⁷ ¹ World Ocean Review; Global Change Biology 2024; ² Cook Islands SMS 2023; ISA Resource Models and Factsheets; ³ NOAA 1995; ⁴ ISA Resource Models and Factsheets; Hein 2013; ISA 2024; ⁵ Cook Islands SMS 2023; Moana Minerals; ⁶ Japan Minamitorishima Studies; ⁷ India CIOB Estimate; ⁸ USGS 2025; World Ocean Review; Hein 2013; ISA 2024, 14 9 Image sourced from TMC website.

The Environmental Advantage

Advantages of Harvesting Sea Nodules over Terrestrial Mining

— Prof. Laurie Menviel, University of New South Wales

Environmental and Social Impact: Nodules vs. Land Mining
1
NiSO₄ cost (2025)
Jobs (non-artisanal)
Human lives at risk
Human toxicity
Biomass at risk
Wildlife at risk
Energy extracted
Eutrophication
Freshwater ecotoxicity
Terrestrial ecotoxicity
NOₓ
SO₂
Seafloor use (increased)
Forest use
Land competition
Waste and tailings
Freshwater usage
Stored carbon at risk
GWP (CO₂e)
−100 −75 −50 −25 0 25 50 75 100
% Reduction (Nodules relative to Land Mining)

[1] Where Should Metals for the Green Transition Come From 2020; [2] Global Change Biology 2024; [3] Human and Social Dimensions of Deep Sea Mining 2024; [4] Life Cycle Climate Change Impacts of Producing Battery Metals 2020; [5] Global Change Biology 2024

15

The Environmental Advantage Advantages of Harvesting Sea Nodules over Terrestrial Mining Harvesting seafloor nodules avoids land mining’s damage; no deforestation, toxic tailings, child labor, population displacement, and lower life-cycle emissions per ton of metal.¹ ¹ Reduced Environmental impact, by limiting reliance on land-based mines, which can contribute to coastal pollution, habitat destruction, and biodiversity loss.² Avoids community displacement, inhumane work conditions and the use of harmful practices common in terrestrial mining.³ By some estimates, nodules are nearly 100% usable ore and up to 93% lower life cycle CO2 emissions compared to land-based mining.⁴ “Done responsibly, deep-sea nodule mining could provide critical resources with significantly less biodiversity impact than some of the world’s most destructive land-based mining.” ⁵ — Prof. Laurie Menviel, University of New South Wales ¹ Where Should Metals for the Green Transition Come From 2020; ² Global Change Biology 2024; ³ Human and Social Dimensions of Deep Sea Mining 2024; ⁴ Life Cycle Climate Change Impacts of Producing Battery Metals 2020; ⁵ Global Change Biology 2024 15

The Regulatory Unlock U.S. Executive Order & U.S.–Cook Islands Agreement A sovereign U.S. path and an allied Pacific lane create the fastest routes to responsibly supply critical minerals and rare earths from the deep sea. Apr '25: “Unleashing America’s Offshore Critical Minerals and Resources” E.O. Fast-tracks licensing under DSHMRA with full U.S. jurisdiction; AOM subsidiaries submitted applications for NOAA exploration licenses in September 2025 and November 2025.¹ U.S.–Cook Islands minerals cooperation (Aug ’25): Formal pact opens an allied pathway in the Cook Islands EEZ, home to the highest-abundance nodule fields, creating the fastest near-term route to harvesting and diversified supply.² AOM advantage: Diversified plan; U.S. + Cook Islands, along with available domestic support tools (DPA, DFC, EXIM, TDA) lowers risk and accelerates time-to-production. “A strong America cannot be dependent on imports from foreign adversaries for the critical minerals that are increasingly necessary to maintain our economic and military strength in the 21st century.” ³ — President Donald J. Trump (Executive Order) ¹ Executive Order 14285; NOAA Deep Seabed Mining Revisions Proposed Rule 2025; Deep Seabed Hard Mineral Resources Act; ² U.S. Cook Islands Joint Statement 2025; ³ Executive Order 13953 16

U.S. Controlled Ocean Minerals Supply Chain

Strategic Geographic Approach to Harvesting and Processing

Alaska
Naval Base, Airstrip
China
Currently a leader in undersea minerals but stuck in the regulatory morass of the UN International Seabed Authority
India
Japan
US Military Presence
South Korea
US Military Presence
Taiwan
Philippines
US Military Presence
Vietnam
Belt and Road Hub
Indonesia
Guam
US Military Presence
Kolkata
Belt and Road Hub
Malaysia
Belt and Road Hub
Thailand
US Military Presence
Australia
US Military Presence
Hawaii
Naval Base, Airstrip
United States of America
Initial Processing, Greenfield and 1st Polymetallic Processor in World
U.S. Offloading and Processing
Clarion-Clipperton zone
Transhipment to Processing
1650 NM
American Samoa
Transshipment, US Port
Penrhyn, CI
Future Potential U.S. Accessible Airport & Port
Cook Islands
Two American Companies Owning the Minerals Providing a U.S. footprint and hold on CI
New Zealand
US Military Presence
AOM
AOM's U.S. Exploration License Application Area-1
CIC
OCEAN MINERALS
AOM
AOM will have ownership interests in the two Cook Islands companies that hold exploration licences in the EEZ, as well as an AOM licence area outside the EEZ.

17

U.S. Controlled Ocean Minerals Supply Chain Strategic Geographic Approach to Harvesting and Processing ● Nodules will be harvested from the Cook Islands, Clarion-Clipperton Zone and other strategic global resources. ● In conjunction with Thompson Engineering, the development of a U.S. Offloading and Processing transhipment port in American Samoa will enable efficient logistics. Clarion–Clipperton zone Transhipment to ● Processing planned to occur on the Processing U.S. Gulf Coast and select strategic Indonesia partners. ● Processing optimization expected to use existing facilities and flow sheets and select emerging AOM’s U.S. Exploration License Application Area-1 technologies. ● AOM intends to build the world's first greenfield nodule plant in the U.S. AOM will have ownership interests in the two Cook after a second harvesting ship is Islands companies that hold exploration licences in the activated. EEZ, as well as an AOM licence area outside the EEZ. 17

AOM’s U.S. Controlled Global Supply Chain A solution for U.S. and allied nations Fastest path: Cook Islands + U.S. permits. critical mineral independence Proven tech creates speed, scale, and cost advantage.

The AOM Solution Vision: +$7B invested over a decade, a multi-ship harvesting fleet, and a U.S. controlled global supply chain. This vision funds the industrial-scale harvesting and refining of polymetallic nodules, establishing a secure, end-to-end, U.S.-controlled global supply chain of critical minerals and rare earths for the U.S. and its allies. Deploy a fleet of U.S.-built vessels by 2035 A fleet of domestically retrofitted ships operating in U.S. license areas and allied EEZs. >3.3B 450 Years Inferred Tonnes Start with toll processing, expand to vertical integration Team’s combined deep-sea Polymetallic Nodules across Phased plan expands with joint ventures, and culminates in facilities domestic and abroad. experience and track record secured and target areas America-first supply Powered by a renowned team, the most advanced regulatory path, and a partner network 5 >500,000 built to deliver the critical minerals and rare earths needed by America and its allies. Harvest Areas Square Kilometers We are laser-focused on bringing critical mineral and rare earth manufacturing back home, Providing mineral and ensuring America's supply chain is strong, secure and perfectly reliable. Secured + target areas regulatory diversity — Howard Lutnick, Secretary of Commerce 19

The Combined Assets

AOM Platform Will Create Speed, Scale, and Cost Advantages

	U.S. Permitted [2]	Cook Islands [3]	TOTAL	Compared to Largest Peer[1]
Square Kilometers	~293,000	~234,000	**>500,000**	225,145
Tonnes of Nodules	1.43B	2.05B	**3.48B**	1.2B
Special Attributes	Nickel	Cobalt and REE	**Nickel, Cobalt and REE**	Nickel

AOM >290k km² Secured and Target Areas
CIC 212k km²
Moana Minerals 23k km²
AOM
Offshore operations
Environmental
Resource assessments
Processing
Gov't relations
Finance
Logistics
Facilities
Equipment
Vessels

20

The Combined Assets AOM Platform Will Create Speed, Scale, and Cost Advantages AOM secured the fastest path to harvesting via the Cook Islands, and an expedited U.S. regulatory process to support a development strategy providing mineralogy and regulatory diversity. ● Offshore operations Compared to 2 3 ● Environmental U.S. Permitted Cook Islands TOTAL 1 Largest Peer AOM ● Resource assessments ● Processing >290k km² Square Kilometers ~293,000 ~234,000 >500,000 225,145 ● Gov’t relations Secured and ● Finance Target Areas Tonnes of Nodules 1.43B 2.05B 1.2B 3.48B ● Logistics ● Facilities Special Attributes Nickel Cobalt and REE Nickel, Cobalt and REE Nickel ● Equipment ● Vessels TMC has applied for exploration and exploitation areas inclusive in the Sq KM above; 2 AOM exploration license applications submitted and the third is a work in progress. AOM U.S. Secured and Target Areas Large portfolio planned under U.S. regulatory path; AOM-1 and AOM-2 achieved full compliance and are in the certification stage, AOM-3 application is pending submission, Moana Minerals CIC fast-tracking the sovereign path. 23k km² 212k km² Cook Islands Portfolio (CIC + OML) Exclusive licensed exploration areas with cobalt and rare-earth mineralogy and among the highest nodule abundances globally. 1 AOM Internal Estimate 2025; Technical Report Summary of Pre Feasibility Study of, NORI Area D, Clarion 2 Clipperton Zone, TMC the metals company Inc. S-K 1300 TRS For AOM Area-1, S-K 1300 TRS For AOM Area-2; 3 S-K 1300 TRS For OML Cook Islands, S-K 1300 TRS For CIC Cook Islands 20

Cook Islands License Footprint

Two out of Three Cook Island Exclusive Permit Areas

Post-Transaction Ownership

CIC

Status: SBMA exploration license

License area: 211,545 km². [1]

Ownership: ~48%; option to acquire >50%

MOANA MINERALS LTD

Status: SBMA exploration license

License area: 23,630 km². [1]

Ownership: ~80-100%

Summary: S-K 1300 Compliant report by RSC (Aug 2025). Polymetallic nodule estimates: **417 Mt** Indicated, **102 Mt** Inferred (12.5 kg/m² cut-off grade)

Combined Tonnage Estimate

Total Nodules	2,244,000,000
Manganese	347,185,500
Cobalt	10,151,228
Nickel	7,186,081
Copper	4,031,995
Titanium	26,048,399
Vanadium	1,287,722
Chromium	74,144
Zinc	1,159,510
Zirconium	1,447,690
Niobium	243,251
Molybdenum	127,368
Tantalum	6,901
Tungsten	123,743
Rare Earths + Yttrium	5,011,883
Praseodymium	106,085
Neodymium	437,315

21

Cook Islands License Footprint Two out of Three Cook Island Exclusive Permit Areas Includes ~234,000 km² of Cook Islands EEZ exploration licenses under the Seabed Minerals Authority (SBMA) an aligned, regulations-in-force pathway offering the fastest track to commercial harvesting. Post-Transaction Ownership Combined Tonnage Estimate Investments and options provide AOM with immediate equity positions and a Total Nodules 2,244,000,000 clear route to expand ownership at AOM’s discretion. Manganese 347,185,500 Cobalt 10,151,228 Nickel 7,186,081 Copper 4,031,995 Titanium 26,048,399 Vanadium 1,287,722 Status: SBMA exploration license Status: SBMA exploration license Chromium 74,144 1 License area: 211,545 km². 1 Zinc 1,159,510 License area: 23,630 km². Zirconium 1,447,690 Ownership: ~48%; option to acquire >50% Ownership: ~80-100% Niobium 243,251 Summary: S-K 1300 Compliant report by RSC Molybdenum 127,368 Summary: S-K 1300 Compliant report by RSC (Feb 2026). Polymetallic nodule estimate: Tantalum 6,901 (Aug 2025). Polymetallic nodule estimates: 1,950 Mt Inferred (13 kg/m² cut-off grade) Tungsten 123,743 417 Mt Indicated, 102 Mt Inferred (12.5 Rare Earths + Yttrium 5,011,883 kg/m² cut-off grade) Praseodymium 106,085 Neodymium 437,315 JORC Resource Assessment (Indicated + Inferred); Hein et al.; USGS; Not ranked collectively. Not 1 calculated in accordance with S-K 1300. U.S. Investors are cautioned not to put undue reliance on JORC License area size subject to reduction based on relinquishment post exploration selection; Moana Minerals Ltd is a Resources as they may materially differ from estimates calculated under S-K 1300. wholly owned subsidiary of Ocean Minerals Ltd. “OML”; Combined resource estimate tonnage not fully inclusive of all minerals or rare earths; MML MOANA-1 PEA-Scoping Updated Document Feb 21 2025 21

Why the Cook Islands

The Most Advanced Deep Sea Regulatory Program, Globally

AMERICA
United States
North Pacific Ocean
Mexico
Cuba
Cook Islands
South Pacific Ocean
New Zealand
Cook Islands
Rakahanga
Manihiki
Palmerston
Aitutaki
Raratonga
Mangaia

[1] Cook Islands EEZ Resource Estimate 2023; 2023; [2] UNODC Anti Corruption Review; [3] US Recognition of Cook Islands 2023; [4] Cook Islands Seabed Minerals Act 2019

22

Why the Cook Islands The Most Advanced Deep Sea Regulatory Program, Globally The Cook Islands Exclusive Economic Zone (EEZ), contains ~6.7 Billion tons of Nodules, is the largest undersea mineral resource in an EEZ, and has nearly 3 decades of research and program development.¹ ● 2,000,000 sq km EEZ, enables clear title, larger land area than Alaska.¹ ● Strategically located; airstrips and ports built by the U.S. during WWII. ● Supportive indigenous stakeholders and an advanced regulatory regime. ● Mature legal system based on Crown Law, virtually no crime, poverty or corruption.² ● Recognized as sovereign by the U.S. in 2023.³ ● Freely associated with New Zealand (NZ), retaining NZ citizenship and passports.⁴ ● Administration identified commercialization as critical to their 2030 vision. 2 3 ¹ Cook Islands EEZ Resource Estimate 2023; 2023; UNODC Anti Corruption Review; US Recognition of Cook 4 Islands 2023; Cook Islands Seabed Minerals Act 2019 22

Path to Commercialization

Current Status of Projects

We believe we have an accelerated path to production.

Polymetallic Nodules
OCEAN MINERALS
CIC
AOM
(Areas 1 & 2)
(Area 3)
Value
Prospecting
Secured rights
Offshore exploration to validate mineral resources and environmental data
Resource statement published
EIS and pre-feasibility study produced
Environmental approval/permit issuance
Definitive feasibility study published
Harvesting permit obtained
Project De-Risking

Estimated Months to Harvesting License/Permit

OML	18-26
CIC	20-28
AOM Areas	30-36

23

Path to Commercialization Current Status of Projects We believe we have an accelerated path to production. Polymetallic Nodules Estimated Months to Harvesting License/Permit Definitive Resource feasibility study Harvesting OML statement published 18-26 permit obtained (Areas 1 & 2) published Environmental approval/permit CIC 20-28 (Area 3) issuance Offshore EIS and pre- exploration to AOM Areas Secured 30-36 feasibility study validate mineral rights produced resources and environmental data Prospecting Project De-Risking 23 Estimated timelines will vary depending on a variety of Risk Factors, including as detailed herein Value

Harvesting Technology The riser lift system is proven vertical transport at deepwater scale ● Riser lift is proven, industry-standard deepwater technology. ● Continuous lift delivers predictable throughput and uptime. ● Validated in nodule pilot tests ● OML has advanced engineering diligence with TransOcean and GSR for complete build-out. ● Standard components (pipe, pumps, dewatering) reduce scaling risk. Not a science project. Riser lift has decades of offshore precedent and is proven at deepwater scale, reducing uncertainty and accelerating time to first production. AOM Internal, 2025, (Based on historical deep-sea tech like those in RSC report, 2021) 24

Processing Plan

Processing Will Advance from Toll to Vertical Operations

INITIAL PROCESSING
Nodule Collection
Stockpiling
(US and Allied Nations)
PRIMARY FLOW
Primary Extraction
REFINING INTERMEDIATES
Mn/Ni/Co/Cu Intermediates
REE Concentrate/Intermediates
REFINING END PRODUCTS
High Purity Mn/Ni/Co/Cu Products
Rare Earth Oxides/Metals

Partnerships pending

25

Processing Plan Processing Will Advance from Toll to Vertical Operations Initial low capex processing path starts with tolling in U.S. and allied plants, then selectively invests and verticalizes once technologies are optimized and proven at scale. INITIAL Stockpiling ● Brownfield first: Initial processing uses existing allied Nodule Collection PROCESSING (US and Allied Nations) facilities to minimize upfront capex, accelerate timelines, and validate flowsheets. PRIMARY ● Greenfield endgame: The long-term plan is a purpose- Primary Extraction FLOW built U.S. and allied processing center delivering full vertical integration, margin capture, and strategic control of supply. REFINING Mn/Ni/Co/Cu Intermediates REE Concentrate/Intermediates INTERMEDIATES ● Flexible logistics: American Samoa is an optional transshipment hub to improve efficiency, storage, and U.S. alignment. REFINING END High Purity Mn/Ni/Co/Cu Products Rare Earth Oxides/Metals PRODUCTS ● Strategic stockpiling: U.S. and allied stockpiles decouple harvesting from processing capacity and support supply security, timing flexibility, and government demand. Partnerships pending 25

Strategic Stockpiling Initiative Plan for Critical Mineral Stockpiles Stockpiling aligns with Executive Order 14285 authorizing a strategic reserve of deep-sea critical minerals, identifying polymetallic nodules as a key resource for reducing supply chain dependence¹ Strategic Advantage: Nodules are a high-grade, abundant, natural raw material. Stockpiling nodules is physically efficient, low-cost and non- hazardous, making them ideal for long-term storage at U.S. sites, without degradation or high costs to maintain.² The Multi-Metal Unit: Nodules provide a consolidated reserve of multiple critical raw materials in a single ore source. A single inventory supports readiness for defense, AI, aerospace alloys, batteries, IT, electronics, hard metals, catalysts, construction as well as other critical military and civilian applications.³ Processing Flexibility: Storing nodules rather than minerals gives optionality. Knowing future requirements today is not necessary as the nodules can be refined to serve the industrial base demands at the appropriate moment.³ ¹ Executive Order 14285. ² Reuters report Apr 12 2025. ³ AOM Internal Materials 26

Building Ships in U.S. 75 years Supporting the Nation’s Most Critical Missions With military-grade precision and U.S. shipbuilding strength, AOM and Bollinger have executed an MOU to construct the infrastructure unlocking strategic seabed resources, on American terms. Trusted by U.S. Government Agencies Bollinger has delivered more than 170 vessels to the U.S. Coast Guard and continues to serve as a key supplier to the U.S. Navy and Department of Homeland Security. Made in America All vessels designated for U.S. conversion by a workforce of >3,000 skilled American tradespeople. Proven Industrial Scale Operates 14 shipyards across Florida, Louisiana and Mississippi, supporting both commercial and military maritime programs. Workforce & Economic Impact A major employer in the Gulf region, contributing to U.S. industrial base resilience and job creation. Bollinger Shipyards (Company Data), 2025, https://www.bollingershipyards.com/ The information on this website is not incorporated by reference into this presentation. 27 MOU signed Aug 2025

Strategic Partnership: Phoenix International Engineering the Backbone of America’s Deep-Sea System Phoenix will co-engineer AOM’s harvesting system, lead full-scale testing, mobilize U.S. crews, and invest alongside AOM to anchor a durable, long-term partnership. Navy-Proven Subsea Partner Leads top secret and critical mission recoveries for the U.S. military, a trusted and proven provider for over 25 years. U.S.-Based Team Operating from eight U.S. facilities across East, Gulf, and West Coasts, Phoenix supports Navy submarine rescue and salvage on call. 6,000-Meter Engineering Deep sea expertise de-risks AOM’s collector and lift systems via Phoenix’s design and extreme-depth engineering. Phoenix International 2025, https://www.phnx-international.com/ The information on this website is not incorporated by reference into this presentation. 28 MOU signed September 2025

American Workforce Development America's Deep-Sea Industry Will Create Thousands of New Jobs In collaboration with AOM special advisor, Mike Rowe, and the mikeroweWORKS Foundation along with SailFuture, we are planning to develop a multi-generational pool of skilled industry professionals. Strategic Workforce Alliance AOM and the mikeroweWORKS Foundation are placing people at the center of America’s next industrial frontier. Job Creation Engine Deep-sea resource development will open thousands of skilled roles in shipbuilding, subsea operations, logistics, maintenance, and environmental monitoring. Talent Pipeline Joint programs reach students in grades 8 to 10 and mid-career workers, delivering hands-on training and industry credentials. Nation-Building Plan Regional centers of excellence and clear credential pathways will sustain a 50-year stream of American talent. Domestic-First Impact The partnership restores dignity, purpose, and opportunity to workers while powering a new ocean industry. 29

Vessel Economics

Illustrative Vessel-Level Economics

	1 Ship[2]	10 Ships
Critical Minerals (metric tons)		
Cobalt	8,400	83,996
Manganese	267,415	2,674,152
Nickel	4,628	46,283
Copper	26	257
Iron	323,984	3,239,838
Titanium	25,713	257,130
REE	3,086	30,856

Metric	Focus Area
Vessel level Net Income	Not available [1]
Vessel level EBITDA	> $450M[1]
Area Mined Per Vessel	~3,000 – 4,000 Square Kilometers over 20 yrs
Annual vessel production	1.2-2.3 Million dry tonnes / yr
Mineral Value (Per Tonne)	$525 - $1,000

30

Vessel Economics Illustrative Vessel-Level Economics We plan to deploy a fleet of vessels over the next decade, scaling production across permitted areas in alignment with offtake agreements, market demand, and evolving geopolitical priorities. (2) Metric Focus Area 1 Ship 10 Ships (1) Vessel level Net Income Not available Critical Minerals (metric tons) (1) Vessel level EBITDA > $450M 8,400 83,996 Cobalt Area Mined Per Vessel ~3,000 – 4,000 Square Kilometers over 20 yrs 267,415 2,674,152 Manganese Annual vessel production 1.2-2.3 Million dry tonnes / yr 4,628 46,283 Nickel Mineral Value (Per Tonne) $525 - $1,000 26 257 Copper 323,984 3,239,838 Iron 25,713 257,130 Titanium 3,086 30,856 REE (1) Net income is the comparable GAAP measure for the non-GAAP measure EBITDA. No reconciliation of EBITDA to net income is provided because such reconciliation is not available without unreasonable efforts. EBITDA is calculated as net income before interest, taxes, depreciation and amortization. (2) Critical mineral tonnage calculation based off abundancy and grade of nodules expected to be recovered in the Cook Islands 30

Conclusion Investing in America's Economic and National Security Seabed minerals give the U.S. a way to break foreign dependence for the critical materials needed across AI, national security, energy, and advanced industry. ● America-first platform; ship builders, ports, operators, processors, team. ● Fastest path to market and large exclusive area. ● Regulatory and mineralogy diversity. ● Industry's most experienced team. ● Simple, modular technology lowers operational risk and speeds deployment. ● Low-impact methods ensure responsible recovery with minimal disruption. As the United States takes the lead in establishing a new deep-sea mineral harvesting industry, AOM stands ready as a fully equipped early mover, with the team, technology, partnerships, and regulatory path to begin responsibly unlocking this critical resource. -Mark Justh, Chief Executive Officer, AOM 31

AOM

America's Responsible Ocean Company

Investors Contact:
investors@aomusa.com

Media Contact:
media@aomusa.com

Investor Deck • 2026

America's Responsible Ocean Company Media Contact: Investors Contact: media@aomusa.com investors@aomusa.com Investor Deck • 2026

Disclosures Disclosures This presentation has been prepared jointly by Odyssey Mineral Exploration Inc. (“Odyssey”) and American Ocean Minerals Corporation (“AOM”). Unless otherwise noted or the context indicates otherwise, references in this presentation to the “Company,” “American Ocean Minerals Corp.,” “we,” “us” and “our” collectively refer to the combined company comprised of Odyssey and AOM and their respective subsidiaries following the proposed merger described herein (the “Proposed Transaction”). The information contained in this presentation has been prepared by the Odyssey and AOM and contains confidential information pertaining to their business and operations. The information contained in this presentation (a) is provided as at the date hereof and is subject to change without notice, (b) does not purport to contain all of the information that may be necessary or desirable to fully and accurately evaluate an investment in the Company, and (c) is not to be considered as a recommendation by Odyssey and AOM or any other person on behalf of Odyssey and AOM that any person make an investment in Odyssey and AOM. Odyssey and AOM is under no obligation to update any information included in this presentation. Readers should carefully read and consider the risk factors described or referenced under the headings “Forward-Looking Information” and “Risk Factors”, in this presentation. This presentation is being provided to you solely for your information and may not be reproduced, in whole or in part, in any form or forwarded or further distributed to any other person. Any forwarding, distribution or reproduction of this presentation in whole or in part is unauthorized. By accepting and reviewing this presentation, you acknowledge and agree (i) to maintain the confidentiality of this presentation and the information contained herein, (ii) to protect such information in the same manner you protect your own confidential information, which shall be at least a reasonable standard of care, and (iii) to not utilize any of the information contained herein except to assist with your evaluation of a potential investment in the Company. No representation or warranty (whether express or implied) is made by Odyssey and AOM or any of their respective directors, officers, affiliates, advisors or employees as to the accuracy, completeness or reasonableness of the information, statements, opinions or matters (express or implied) arising out of, contained in or derived from this presentation or provided in connection with it, or any omission from this presentation. Neither Odyssey, AOM nor their respective directors, officers, affiliates, advisors and employees accept any responsibility or liability to you or to any other person or entity arising out of this presentation. Odyssey and AOM expressly disclaim any responsibility for the readers’ reliance on this presentation. This presentation is provided for informational purposes only and may not contain certain material information about the Company, including important disclosures and risk factors associated with an investment in the Company. This information does not take into account the particular investment objectives or financial circumstances of any specific person who may receive it. In the event of a subsequent offer to sell or a solicitation of an offer to purchase an interest in the Company, more complete disclosures and the terms and conditions relating to a particular investment will be contained in the offering documents prepared for such offer or solicitation. Before making any investment, prospective investors should thoroughly and carefully review such offering documents with their financial, legal and tax advisors to determine whether an investment is suitable for them. No regulatory authority in the United States (the “U.S.”) has reviewed this presentation or has in any way passed upon the merits of the securities of Odyssey or AOM discussed herein and any representation to the contrary is an offence. Additional Information and Where to Find It In connection with the Proposed Transaction between Odyssey and AOM, Odyssey will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Odyssey’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a proxy statement and prospectus of Odyssey (the “proxy statement/prospectus”), and Odyssey will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF ODYSSEY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ODYSSEY, AOM, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive proxy statement/prospectus will be sent to stockholders of Odyssey when it becomes available. Investors and security holders will be able to obtain copies of the registration statement, the proxy statement/prospectus and other documents containing important information about Odyssey and AOM free of charge from the SEC’s website at www.sec.gov when they become available. The documents filed by Odyssey with the SEC may be obtained free of charge at Odyssey’s website at ir.odysseymarine.com. Participants in the Solicitation: Odyssey, AOM and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from Odyssey’s stockholders with respect to the Proposed Transaction. Information about Odyssey’s directors and executive officers is available in Odyssey’s Annual Report on Form 10-K for the 2025 fiscal year filed with the SEC on March 31, 2026, and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on April 25, 2025. To the extent holdings of Odyssey’s securities by its directors or executive officers have changed since the amounts set forth in Odyssey’s proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC (which can be found at www.sec.gov). Information regarding AOM’s directors and executive officers will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. 33

Disclosures Forward-Looking Statements This communication contains forward-looking statements. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements. Such forward-looking statements include those regarding the timing, consummation and anticipated benefits of the Proposed Transaction, business plans and operational projections, estimates of mining resources, and projections of future cash or financial position. The experience and results of the Proposed Transaction may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the Proposed Transaction are not satisfied, including the risk that required approvals of the Proposed Transaction are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the Proposed Transaction; risks that the Proposed Transaction disrupts the current plans or operations of Odyssey or AOM; the ability to retain and hire key personnel; unexpected costs, charges or expenses resulting from the Proposed Transaction; potential adverse reactions or changes to relationships resulting from the announcement or completion of the Proposed Transaction; the ability to achieve the synergies expected from the Proposed Transaction; ability to commercially extract mineral deposits after the proposed Transaction; risks and hazards inherent in the mining business (including risks inherent in exploring, developing, constructing and operating mining projects); uncertainty about the ability to obtain required capital to execute business plans; changes in the market prices of minerals; uncertainty around whether and when regulatory and other approvals for the Proposed Transaction, the listing or exploration licensing will be obtained; and geopolitical, regulatory and macroeconomic risks in the areas in which Odyssey and AOM operate. Other factors that might cause such a difference include those discussed in Odyssey’s filings with the SEC, which include its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the S-4 to be filed in connection with the Proposed Transaction. Forward-looking statements included in this communication are made only as of the date hereof and no person is under any obligation to publicly update or revise such forward-looking statements, whether as a result of new information, future events or otherwise. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. THIRD PARTY INFORMATION This presentation includes market and industry data which was obtained from various publicly available sources and other sources believed by Odyssey and AOM to be true. Although Odyssey and AOM believe them to be reliable, neither has independently verified any of the data from third party sources referred to in this presentation, or analyzed or verified the underlying reports relied upon or referred to by such sources, or ascertained the underlying assumptions relied upon by such sources. Neither Odyssey nor AOM makes make any representation as to the accuracy of such information. USE OF NON-GAAP MEASURES This presentation refers to EBITDA, which AOM defines as net income before interest, taxes, depreciation, and amortization. EBITDA is a measure not calculated in accordance with generally accepted accounting principles (a “non-GAAP measure”). EBITDA does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. Such non-GAAP measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and are not necessarily indicative of net income or cash flows presented under GAAP. Management of AOM believes that this non-GAAP measure provides useful information to investors and others in understanding and evaluating AOM’s operating results and potential future performance. AOM does not provide a reconciliation of EBITDA to the most directly comparable measure, net income, because such reconciliation cannot be presented without unreasonable efforts. 34

Disclosures RISK FACTORS Our business at the present stage involves a high degree of risk and uncertainty. The following risk factors, as well as risks not currently known to us, could materially adversely affect our future business, assets, results of operations, financial condition and prospects, and could cause them to differ materially from the estimates described in forward-looking information relating to us in the presentation. In addition to other information contained in this presentation, readers should carefully consider the following risk factors. Investorsmaylosetheirentireinvestment. An investment in our securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in us. We have no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and are unlikely to pay dividends in the immediate or near future. Thereisnopublicmarketforoursecuritiesandthevalueofoursecuritiesmaydecline. We intend for our securities to be listed on the NASDAQ stock exchange after the closing of the merger, but we cannot assure you that the listing of Odyssey will be maintained or that listing will create liquidity in our securities. There can be no assurance (i) that an active market for our securities will develop or be sustained, (ii) as to the ability of our securityholders to sell their securities; or (iii) as to the price at which such securityholders would be able to sell their securities. If such a market were to exist, our securities could trade at prices that may be lower than the purchase price, depending on many factors, including, among other things, our financial performance and outlook. In addition, the market prices for securities of mining exploration companies, in particular, have historically been volatile. Factors beyond our control, such as industry related developments, fluctuations in commodity prices, the results of exploration programs and results, geopolitical events, changes in government regulations, and changes in the market prices of the securities of our competitors may further influence the volatility in the value of our securities. Moreover, if an active public market for our securities does not develop, the liquidity of an investor’s investment in us may be limited and the value of our securities of the Company may decline. The offering price of our securities may not be indicative of fair market value or future market prices. Worldwide securities markets have been experiencing a high level of price and volume volatility and market prices of securities of many companies have experienced unprecedented declines in prices which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Market forces may render it difficult or impossible for us to secure purchasers to purchase our securities at a price which will not lead to severe dilution to existing shareholders, or at all. In addition, shareholders may realize less than the original amount invested on dispositions of our securities held by them during periods of such market price decline. 35

Disclosures Wearesubjecttorisksassociatedwithvariousproposedmergerandacquisitiontransactions. The success of our business and operations is contingent on the successful completion of the merger and acquisition transactions involving. If appropriate opportunities present themselves, we may acquire companies that we believe are strategic to our business, and other mineral claims and interests in other mineral claims, as applicable. There can be no assurance that we will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect our business, results of operations and financial condition. Wearesubjecttorisksrelatedtothirdpartyrelationships. We may enter into strategic alliances with third parties that we believe will complement or augment our proposed business, or will have a beneficial impact us. Strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that such strategic alliances will achieve the expected benefits to our business or that we will be able to consummate strategic alliances in the future on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Ourbusinessiscapitalintensive,andwewillberequiredtoraiseadditionalfundsinthefuturetoaccomplishourobjectives.Thisadditionalfinancingmaynotbeavailableonacceptabletermsoratall.Failuretoobtainthisnecessarycapitalwhenneededmayforceusto reduceorterminateouroperations. The advancement of our business plan and operations, including our ability to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to us, will require further capital and depend on our ability to obtain dilutive and/or non-dilutive financing. The actual amount of capital needed or that we raise for our projects, however, may vary materially from our current estimates. We currently expect that we will raise additional funds to finance our operations. There is no assurance that we will be successful in obtaining the required financing for these or other purposes, including for general working capital, or that any funds raised will be sufficient for the purposes contemplated, which could negatively impact our operating plans, financial results and ability to continue as a going concern. We will not initially have any producing properties and will have no source of significant operating cash flow until we are granted required permits, licenses and contracts, as applicable, and begin commercial production. There is no precedent for projects like ours, and therefore, financing may not be available on acceptable terms or at all. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our operations. Organizations such as the United Nations Environment Programme Finance Initiative, warn against investing in activities focused on exploitation of deep-sea nodules as a result of the potential environmental impact of the activities. The influence of these groups could negatively impact our operations and ability to raise capital on acceptable terms or at all. If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those they possess prior to such issuances. Additionally, U.S. and global economic uncertainty, higher interest rates and diminished credit availability may limit our ability to incur indebtedness on favorable terms. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Furthermore, the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China or an escalation in conflict between Russia and Ukraine, or the ongoing conflict in Israel and Gaza, including any resulting sanctions, export controls or other restrictive actions, could also lead to disruption, instability and volatility in the global markets, which may have an impact on our ability to obtain additional funding. Wemayincurdebtinthefuture,andourabilitytosatisfyourobligationsthereunderremainssubjecttoavarietyoffactors,manyofwhicharenotwithinourcontrol. We may seek to incur debt in the future to fund our exploration and operational programs, which would reduce our financial flexibility and could have a material adverse effect on our business, financial condition or results of operation. Should we incur debt, our ability to satisfy any resulting debt obligations and to reduce our level of indebtedness will depend on future performance. General economic conditions, mineral prices, and financial, business and other factors will have an impact on our operations and future performance, and many of these factors are beyond our control. As such, we cannot assure investors that we will be able to generate sufficient cash flow to pay the interest on any debt, or that future working capital, borrowings, or equity financing will be available to pay or refinance such debt or meet future debt covenants. Factors that will affect our ability to raise cash through an offering of securities or a refinancing of any debt include financial market conditions, the value of our assets, and our performance at the time we are seeking to raise capital. We cannot assure investors that we will have sufficient funds to make such payments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our current borrowings or to arrange for new financing, we might be required to take measures to generate liquidity, such as selling some or all of our assets. Any such sales could have a material adverse effect on our business, operations and financial results. Moreover, failure to obtain additional financing, if required, on a timely basis, could cause us to reduce or delay our proposed operations. We may need to raise additional capital in order to complete our programs and commence commercial operations and there is no assurance that we will be able to obtain adequate financing in the future or that such financing will be available to us on advantageous terms. 36

Disclosures Wemaybeinvolvedinlitigationfromtimetotimethatmayadverselyaffectus. Due to the nature of our business, we may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no guarantee that actions that may be brought against us in the future will be resolved in our favour or that these matters will not have a material adverse effect on our business. TheresultsoftheexplorationlicenseandapplicationsforpermitsundertheU.S.DeepSeabedHardMineralResourcesActareuncertainandcouldadverselyaffectourbusiness. We have filed 2 of our 3 planned permit applications with the National Oceanic and Atmospheric Administration under the new expedited U.S.-based regulatory pathway created under the Deep Seabed Hard Mineral Resources Act (“DSHMRA”) and by the U.S. presidential Executive Order 14285 – Unleashing America's Offshore Critical Minerals and Resources issued on April 24, 2025, for the offshore mining of polymetallic nodules. Both the U.S. regime under DSHMRA as well as the international regime, established by the United Nations Convention on the Law of the Sea (“UNCLOS”), administered by the International Seabed Authority (“ISA”), have yet to be used for commercial production of seafloor polymetallic nodules Our DSHMRA applications are now under review, but there is no assurance that the applications will be deemed compliant, proceed to full review without delay, or result in licences or permits on favourable terms or at all. Such results would materially and negatively impact our business, financial condition, liquidity, results of operations and prospects. Similarly, there is no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that would limit or curtail production or development by us. Such regulatory changes or unfavourable application thereof could have a material adverse impact on our business. Ourbusinessissubjecttonumerousinternationalregulatoryuncertaintieswhich,ifnotresolvedinourfavor,wouldhaveamaterialadverseimpactonourbusiness. To date, no commercial collection of nodules has occurred on the seafloor in the Cook Islands EEZ or the CCZ. Moreover, certain aspects of the international regulatory frameworks are yet to be settled and remain unfinalized. The current international framework under UNCLOS includes the requirement to obtain an exploitation contract with the ISA, in addition to obtaining related permits from domestic regulatory bodies. We have not made any applications to the ISA under the UNCLOS framework. The two applications to date have been made under the DSHMRA regime. However, we do not believe that there are any provisions under UNCLOS or other ISA regulations that preclude us from proceeding solely under the DSHMRA regulatory pathway. Nevertheless, proceeding in this manner may negatively impact our future interactions with the ISA and the ability to secure future ISA contract approvals. There can be no assurance that any future ISA applications for exploitation contracts or related permits, should they be necessary, will be granted to us in a timely manner or at all. Even where applications are reviewed in a timely manner, we may be required to submit supplementary application materials before obtaining approval. As such, there is a risk that an exploitation contract may not be granted by the ISA, may not be granted on a timely basis, thereby delaying our potential timeline for commercial exploitation, or may be granted on uneconomic terms Changestoanyofthelaws,rules,regulationsorpoliciestowhichwearesubjectcouldhaveasignificantimpactonourbusiness. Changes to any of the laws, rules, regulations, taxation or other policies to which we are subject could have a significant impact on our business. There can be no assurance that we will be able to comply with any future laws, rules, regulations and policies. Failure to comply with applicable laws, rules, regulations, and policies may subject us to civil or regulatory proceedings, including fines or injunctions, which may have a material adverse effect on our business, financial condition, liquidity, and results of operations. In addition, compliance with any future laws, rules, regulations, and policies could negatively impact our profitability, and could have a material adverse effect on our business, financial condition, liquidity and results of operations. Furthermore, we may seek to expand our production capabilities in the future, which would require additional regulatory approvals that may not be provided in a timely manner or at all. Furthermore, such additional approvals could require changes to environmental offset areas and related environmental protections which, if overly burdensome, could impact our operations. Ourexploration,collecting,processingandrefiningactivitiesaresubjecttoextensiveandcostlyenvironmentalrequirements,andcurrentandfuturelaws,regulations,andpermitsmayimposesignificantcosts,liabilities,orobligations,orcouldlimitorpreventourability tocontinueouroperationsascurrentlycontemplatedortoundertakenewoperations. All phases of exploring for and collecting and processing polymetallic nodules are subject to environmental regulation in various jurisdictions and under national as well as international laws and conventions. No seafloor polymetallic nodule deposit has been developed commercially to date, and it is not clear what environmental parameters may need to be measured to satisfy regulatory requirements. The environmental impact of any polymetallic nodule collecting operation remains uncertain and the standards for the assessments required by current regulations have not been finalized by the ISA or any other regulatory body. Environmental legislation is evolving in a manner which is likely to require strict standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. 37

Disclosures Further, it is unclear whether the ISA or any other regulatory body will seek to impose its process or other onerous methods for the restoration of the disturbed area or rehabilitation obligations on our collecting process. Any such obligations, to the extent they are overly burdensome, could result in material changes to our business as currently contemplated. Wemaybecomesubjecttoenvironmentalliabilitiesasaresultofnoncompliancewithexistingorfutureregulations. All of our exploration and development operations will be subject to environmental permitting and regulations, which can make operations expensive or prohibit them altogether. We may also be subject to potential risks and liabilities associated with pollution of the environment that could occur as a result of our exploration, development, and production activities. To the extent that we become subject to environmental liabilities, the payment of such liabilities, or the costs incurred to remedy environmental pollution, would reduce funds otherwise available to us, which could have a material adverse effect on our business. If we are unable to fully remedy an environmental problem, they might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure could be material to our business. All of our exploration, development, production and processing activities will be subject to regulation under certain environmental laws and regulations. We may be required to obtain permits for their activities. They may be required to update and review permits from time to time, and may also be subject to environmental impact analyses and public review processes prior to the approval of any future activities. It is possible that future changes in applicable laws, regulations and permits, or changes in their enforcement or regulatory interpretation by local governments, sponsor states, and other regulatory bodies, could have a significant impact on our business. Ourbusinessissubjecttosignificantrisks,andwemayneverdevelopmineralsinsufficientgradeorquantitiestojustifymaintainingcommercialoperations. Mineral resource exploration, development, and operations are highly speculative and are characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral resources, and from finding mineral resources which, though present, are insufficient in quantity and quality to return a profit from production. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. Substantial expenditures are required to establish mineral resources and reserves, to determine processes to collect and transport the minerals and, if required, to construct processing facilities. No seafloor polymetallic nodules have ever been commercially mined as of today. Exploration and exploitation risks exist in the discovery, location, definition and recovery of seafloor polymetallic nodule deposits, and such risks may have a material impact on our ability to accomplish our objectives. Operations may be affected by the availability of suitable vessels and equipment, prevailing sea conditions, changes in meteorological conditions and climate change, currents close to the seafloor and throughout the water column, recovery of materials sampled, lack of experience in delineating deposits, or unsuitability of equipment for recovering such material in prevailing conditions. Substantial expenditures are required to establish mineral reserves, to develop metallurgical processes, and to construct collection and transportation vessels, and we will be required to rely upon the expertise of consultants and others for exploration, development, construction and operational knowhow, and such consultants and third parties may not always be available to support our operations. If we are not able to obtain such expertise or identify alternative sources of expertise, our operations and financial results will be negatively impacted. While we believe that our licensed exploration areas are among the places with the highest abundance of polymetallic nodules in the world, no assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations. Whether an exploration property will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; availability of and effectiveness of technology to recover, trans-ship, transport and process nodules; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection; availability of required personnel, third-party partners and contractors, any required financing and commercial demand in the marketplace for such metals. The precise impact of these factors cannot accurately be predicted, but the combination of these factors may result in our inability to operate or generate an adequate return on invested capital. While we will evaluate the political and economic factors in determining an exploration strategy, there can be no assurance that significant restrictions will not be placed on intended development areas. Such restrictions may have a material adverse effect on our business and results of operation. Weoperateinacompetitiveindustry,andtherearenoassurancesthatoureffortswillbesuccessful. The critical metals production industry is capital intensive and competitive. Production of battery materials and manganese alloys is largely dominated by Chinese competitors. These competitors may have greater financial resources, as well as other strategic advantages to operate, maintain, improve and possibly expand their facilities. Additionally, domestic Chinese resources firms have historically been able to produce minerals and/or process metals from land-based operations at relatively low costs due to domestic economic and regulatory factors, including less stringent environmental and governmental regulations and lower labor and benefit costs. There is increasing competition from new and existing marine mineral players for the availability of marine exploration and support vessels, related marine equipment and specialized personnel, desirable exploration areas, suitable offshore collection and onshore processing equipment, and available capital. There is a risk that competitors may find more promising resources, identify or develop more economic technologies, enter into strategic partnerships that constrain our optionality, or may develop novel methods to collect nodules from the seafloor or process nodules into metals that are more economic than we currently contemplate. Theprevailingmarketpricesofvariouscriticalminerals,rareearthelementsandothercommoditieswillhaveamaterialimpactonourabilitytoachievecommercialsuccess. The profitability of our nodule collection operations will be significantly affected by changes in the market price of critical metals (such as nickel, copper and cobalt) and manganese ores and the cost of power, natural gas, coal, marine fuels, among other commodities and supply requirements. Prices of such metals are affected by numerous factors beyond our control, including: military conflict; prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of the critical metals contained in nodules from mine production, inventories and recycled metal; sales by holders and producers of these critical metals; and demand for products containing these critical minerals. The price of critical minerals including nickel, manganese, copper, cobalt, and other minerals and natural gas, has fluctuated widely in recent years. Depending on the prevailing price of these critical minerals, and the cost of power, natural gas, chemical reagents, marine fuels, cash flow from our metal production operations may not be sufficient to cover our operating costs or the costs to service any outstanding debt. We are not currently party to any commodity hedging contracts, as we do not yet have any production. Debt financing may not be available on commercially reasonable terms, or at all. 38

Disclosures Ourexplorationandpolymetallicnodulecollectingactivitiesmaybeaffectedbynaturalhazards,whichcouldhaveamaterialadverseeffectonourbusiness. Deep-sea mineral exploration and collection activities are inherently difficult and dangerous and may be delayed or suspended by severe weather events, sea conditions or other natural hazards, including volcanos, storms, hurricanes, tsunamis and unpredictable weather patterns. In addition, even though sea conditions in a particular location may be somewhat predictable, the possibility exists that unexpected conditions may occur that adversely affect our operations. Nodule collection activities, including, without limitation, the transfer of nodules to transport vessels and delivery to port, may be subject to interruptions resulting from weather and related marine conditions that adversely affect our collection operations or the ports of delivery, and any such delays could have a material adverse effect on our business. Fluctuations intransportationcostsordisruptionsintransportation, processesorservices,ordamageorlossduringtransport coulddecreaseourprofitabilityorimpairourabilitytosupply polymetallic nodules,processedmineralsorproducts toourcustomers, which couldadverselyaffectourresultsofoperationsinthefuture. As and when we become able to successfully collect the polymetallic nodules in the future, they will be required to transport them to onshore facilities for processing, including the transfer of nodules to transport vessels and delivery to port. Furthermore, when they have reached a point of commercialization, we will need to transport our products to our future customers, wherever they may be located. Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, embargos, sanctions, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, vessel groundings inhibiting access to key navigation routes, other environmental events, changes to rail or ocean freight systems, availability of appropriate equipment or processes for transfer of nodules to transport vessels or other events and activities beyond our control could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations in the future. Actualcapitalcosts,financingstrategies,operatingcosts,productionandeconomicreturnsmaydiffersignificantlyfromthosecurrentlyanticipatedandtherecanbenoassurancethatanyfuturecommercialactivitieswillresultinprofitablemetalproductionoperations. Our actual operating costs to collect polymetallic nodules, transport, process and refine such nodules commercially in the future will depend upon changes in the availability of financing or partners who undertake capital developments in partnership with us, and prices of labor, equipment and infrastructure, shipping costs, variances in ore recovery from those currently assumed, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are and will be beyond our control. Due to any of these or other factors, our capital and operating costs may be significantly higher than currently estimated or as estimated from time to time. Higher capital and operating costs could further impact our financing ability, which may be further affected by lower commodity prices in the international markets that could impact production or economic returns which may differ significantly from those that we otherwise estimate from time to time and there can be no assurance that any of our commercial activities will result in profitable operations. Ourgrowthwilldependonourabilitytoexecuteonourplansandexpandouroperationsandcontrolswhilemaintainingeffectivecostcontrols. Deep-sea exploration, nodule collection, and processing is an emerging industry, and our ability to implement our strategy requires effective planning and management control systems. Our plans may place a significant strain on our management and on our operational, financial and personnel resources. As such, our future growth and prospects will depend on our ability to implement our business model, manage this growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with our growth could have a material adverse effect on our business, financial condition and results of operations. There are also risks associated with establishing and maintaining systems of internal controls. Ourbusinessissubjecttoavarietyofrisks,someofwhichmaynotbecoveredbyourfutureorexistinginsurancepolicies. In the course of the exploration, development, and production of our mineral resource properties, we may be subject to a variety of risks that could result in: (i) damage to, or destruction of, transportation vessels and processing facilities, (ii) personal injury or death, (iii) environmental damage, (iv) delays in collecting, transporting or processing, (v) monetary losses, (vi) natural disasters, (vii) environmental matters, and (viii) legal liability, among others. It is not always possible to fully insure against such risks, and we may determine not to insure against all such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in cost and a decline in the value of our securities. We cannot be certain that insurance for some or all of these risks will be available on acceptable terms or conditions, if at all, and in some cases, coverage may not be acceptable or may be considered too expensive relative to the perceived risk. 39